Filed Pursuant to Rule 424(b)(1)
Registration No. 333-187819

William Lyon Homes

8,700,000 Shares of Class A Common Stock

We are selling 6,525,000 shares of our Class A Common Stock and the selling stockholder named in this prospectus is selling 2,175,000 shares of our Class A Common Stock. We will not receive any proceeds from the sale of shares by the selling stockholder, including any shares sold by the selling stockholder in connection with the exercise of the underwriters’ option to purchase additional shares. The initial public offering price of the Class A Common Stock is $25.00 per share.

Following this offering, we will have two classes of authorized common stock, Class A Common Stock and Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to certain voting, conversion and preemptive rights. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to five votes per share and is convertible into one share of Class A Common Stock upon the occurrence of certain events.

Prior to this offering, there has been a limited market for our Class A Common Stock. The Class A Common Stock has been approved for listing on The New York Stock Exchange under the symbol “WLH”.

The underwriters have an option to purchase an aggregate maximum of 1,305,000 additional shares from us and the selling stockholder, including 652,500 additional shares from us and 652,500 additional shares from the selling stockholder, to cover over-allotment of shares.

Investing in our Class A Common Stock involves risks. See “Risk Factors” on page 19.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer	Proceeds to Selling Stockholder
Per Share	$25.00	$1.75	$23.25	$23.25
Total	$217,500,000	$15,225,000	$151,706,250	$50,568,750

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting.”

Delivery of the shares of Class A Common Stock will be made on or about May 21, 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse		Citigroup

J.P. Morgan

Zelman Partners LLC	Houlihan Lokey	Comerica Securities

The date of this prospectus is May 15, 2013.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Through and including June 9, 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotment or subscription.

We use market data and industry forecasts and projections throughout this prospectus, and in particular in the sections entitled “Prospectus Summary,” “Market Opportunity” and “Description of Our Business.” We have obtained substantially all of this information from a market study prepared for us in connection with this offering by John Burns Real Estate Consulting, LLC, or JBREC, an independent research provider and consulting firm. We have paid JBREC a fee of $45,000 for that market study, plus an amount charged at an hourly rate for additional information we may require from JBREC from time to time in connection with that market study. Such information is included in this prospectus in reliance on JBREC’s authority as an expert on such matters. Any forecasts prepared by JBREC are based on data (including third-party data), models and experience of various professionals, and are based on various assumptions (including the completeness and accuracy of third-party data), all of which are subject to change without notice. See “Market Opportunity—Use of Estimates and Forward-Looking Statements” and “Experts.” In addition, certain market and industry data has been taken from publicly available industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. We have not independently verified the data obtained from these sources. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See “Cautionary Statement Concerning Forward-Looking Statements.”

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this offering, we encourage you to carefully read this entire prospectus.

Unless otherwise indicated, market data is derived from a market study prepared for us in connection with this offering by JBREC.

Except as otherwise noted, all information in this prospectus:

•	gives effect to the 1-for-8.25 reverse stock split of our Class A Common Stock, or the Reverse Split, which occurred upon pricing of this offering;

•

gives effect to the conversion of all outstanding shares of our Class C Common Stock, Class D Common Stock (including shares underlying outstanding equity awards) and Convertible Preferred Stock into Class A Common Stock on a one-for-one basis and as automatically adjusted for the Reverse Split, or the Common Stock Conversion, which will occur immediately prior to the consummation of this offering;

•

gives effect to the adoption and effectiveness of our Third Amended and Restated Certificate of Incorporation, or the Certificate of Incorporation, which will become effective at the consummation of this offering and which gives effect to the 1-for-8.25 reverse stock split of our Class B Common Stock (which, together with the Reverse Split and the Common Stock Conversion, is referred to as the Common Stock Recapitalization); and

•	assumes that the underwriters do not exercise their option to purchase additional shares.

In this prospectus, unless otherwise stated or the context otherwise requires, the “Company,” “we,” “our,” and “us” refer to William Lyon Homes, a Delaware corporation, and its subsidiaries. In addition, unless otherwise stated or the context otherwise requires, “Parent” refers to William Lyon Homes, and “California Lyon” refers to William Lyon Homes, Inc., a California corporation and wholly-owned subsidiary of Parent.

DESCRIPTION OF OUR BUSINESS

Our Company

We are one of the largest Western U.S. regional homebuilders. Headquartered in Newport Beach, California, we are primarily engaged in the design, construction, marketing and sale of single-family detached and attached homes in California, Arizona, Nevada and Colorado. Our core markets include Orange County, Los Angeles, San Diego, the San Francisco Bay Area, Phoenix, Las Vegas and Denver. We have a distinguished legacy of more than 55 years of homebuilding operations, over which time we have sold in excess of 75,000 homes. Our markets are characterized by attractive long-term housing fundamentals and, based upon the Burns Home Value Index, eight of our markets have experienced double-digit year-over-year home price appreciation. We hold leading market share positions in most of our markets and we have a significant land supply with more than 13,200 lots owned or controlled as of March 31, 2013, representing an approximately 12-year supply of lots based upon our home closings during the twelve month period ended March 31, 2013.

We have a proven expertise in understanding the needs of our homebuyers and tailoring our product offerings to meet such needs, which allows us to maximize the yield on our land investments by pairing product with market demand. We build and sell across a diverse range of product lines at a variety of price points with an emphasis on sales to entry-level, first-time move-up and second-time move-up homebuyers. We are committed to achieving the highest standards in design, quality and customer satisfaction and have received numerous industry awards and commendations throughout our operating history recognizing our achievements.

In 2012 we delivered 950 homes, with an average selling price of approximately $275,000, and recognized home sales revenues and total revenues of $261.3 million and $398.3 million, respectively. In the three months ended March 31, 2013, we delivered 268 homes, with an average selling price of approximately $285,200, and recognized home sales revenues and total revenues of $76.4 million and $80.9 million, respectively.

We have experienced significant operating momentum since the beginning of 2012, during which time a variety of key housing, employment and other related economic statistics in our markets have increasingly demonstrated signs of recovery. This rebound in market conditions, when combined with our disciplined operating strategy, has resulted in five consecutive quarters of period over period growth in our net new home orders, home closings and sales backlog. As of March 31, 2013, we were selling homes in 22 communities and had a consolidated backlog of 498 sold but unclosed homes, with an associated sales value of $170.8 million, representing a 50% and 115% increase in units and dollars, respectively, as compared to the backlog at March 31, 2012. As of April 28, 2013, we had a consolidated backlog of more than 550 units with a sales value of more than $200 million. The average selling price for homes in our backlog as of April 28, 2013 was approximately $363,600, representing a significant increase relative to the average selling price of $285,200 for homes closed in the three month period ended March 31, 2013. We believe that the attractive fundamentals in our markets, our leading market share positions, our long-standing relationships with land developers, our significant land supply and our focus on providing the best possible customer experience position us to capitalize on meaningful growth as the U.S. housing market continues to rebound.

Industry Overview

U.S. Housing Market

The U.S. housing market continues to improve from the cyclical low points reached during the 2008—2009 national recession. Between the 2005 market peak and 2011, new single-family housing sales declined 76%, according to data compiled by the U.S. Census Bureau, and median resale home prices declined 34%, as measured by the S&P Case-Shiller Index. In 2011, early signs of a recovery began to materialize in many markets around the country as a result of an improving macroeconomic backdrop and excellent housing affordability. In the year ended December 31, 2012, homebuilding permits increased 29% and the median existing single-family home price increased 6.6% year-over-year. Growth in new home sales outpaced growth in existing home sales over the same period, increasing 20% versus 9% for existing homes (which were propped up by foreclosure-related sales).

Historically, strong housing markets have been associated with great affordability, a healthy domestic economy, positive demographic trends such as population growth and household formation, falling mortgage rates, increases in renters that qualify as homebuyers and locally based dynamics such as housing demand relative to housing supply. Many markets across the U.S. are exhibiting most of these positive characteristics. The recent economic growth trajectory in the United States has resulted in an increase in the ratio of newly-created jobs to number of new home permits issued during the last twelve months. Further, the inventory of resale and new unsold homes is well below historical averages and affordability is near its best level in more than 30 years, as measured by the ratio of homeownership costs to household income.

As a result of the improving fundamentals, home values are trending up, and the combination of historically low mortgage rates, a declining percentage of distressed sales, and low inventory levels should drive rising home values. JBREC estimates national home values appreciated by approximately 2% in 2012, and forecasts national appreciation of 7.2% in 2013 and 8.7% in 2014, slowing to 6.5% by 2015.

While the U.S. housing market continues to improve, regional strength varies. As of February 2013, Northern California, the Southwest, and Southern California rank as the top housing regions in the country based on demand, supply and affordability metrics according to JBREC.

Source: John Burns Real Estate Consulting (February 2013)

Our Competitive Strengths

Our business is characterized by the following strengths:

Leading local presence in high-growth Western U.S. markets

We believe that our market presence positions us to meaningfully capitalize on the broader national housing market recovery. According to JBREC, as of February 2013, the Northern California, Southwest and Southern California regions of the U.S. represented the #1, #2 and #3 best housing market regions in the country, based upon recent and long-term housing and economic indicators.

We are highly disciplined in our selection of markets, based upon underlying supply and demand fundamentals, competitiveness and profitability drivers. Our land inventory is concentrated in markets that benefit from favorable housing demand drivers such as high population and job growth, positive migration patterns, housing affordability and desirable lifestyle and weather characteristics. Our markets have experienced and are projected to continue to experience significant home price appreciation. According to the Burns Home Value Index as of February 2013, eight of our markets have realized double-digit year-over-year appreciation. The table below illustrates, for each of our markets and for the U.S. average, current and projected growth in employment, single-family permits and home values.

Source: JBREC, BLS, Census

*Represents Metro Division as defined by BLS as opposed to Metropolitan Statistical Area

N/A: JBREC does not produce a BHVI™ for this market

Note: Employment and permit data is current as of January 2013 while forecasts and all other data is current as of February 2013

We believe that homebuilding is a very local business and that we benefit not only from being in attractive markets, but also from having significant scale in such markets. We hold leading market share positions in most of our markets, including a #3 ranking in Orange County and Los Angeles County and a #5 ranking in the Southern California region; a #3 ranking in Solano County, a #5 ranking in San Joaquin County and a #8 ranking in Contra Costa County, all in the San Francisco Bay Area; and a #13 ranking in Phoenix and Las Vegas, based upon 2012 home closings as reported by Hanley Wood. We experienced significant momentum in the first quarter of 2013, resulting in #3, #11 and #6 market share positions in Phoenix, Denver and Fort Collins, respectively. Our scale and significant operating experience within our markets have allowed us to cultivate long-standing relationships with local land owners, officials, subcontractors and suppliers and we believe that maintaining significant market share enables us to achieve economies of scale, maximize our visibility to land acquisition opportunities and differentiate ourselves from most of our competitors. We believe that our regional operating model, our intimate knowledge of local market conditions and our decades of operating and local market experience have enabled us to perform favorably compared to the local divisions of national homebuilders and we believe that we are well positioned to continue to do so as the U.S. housing market recovers.

Significant and high-quality land position recorded at an attractive basis

We benefit from a sizeable and well-located lot supply. As of March 31, 2013, we and our consolidated joint ventures owned 10,682 lots, all of which are entitled, and had options to purchase an additional 2,529 lots, equating to approximately 12 years of total land supply based upon our 1,090 home closings for the twelve months ended March 31, 2013. In addition, as of March 31, 2013 we had 1,165 lots contracted under signed non-binding letters of intent. There can be no assurance, however, that we will acquire any of these lots on the anticipated terms or timing, or at all.

Our lot supply reflects our balanced approach to land investment. We have a diverse mix of finished lots available for near-term homebuilding operations and longer-term strategic land positions to support future growth. We believe that our current inventory of owned and controlled lots is sufficient to supply the vast majority of our projected future home closings for the next three years and a portion of future home closings for a multi-year period thereafter. Our meaningful supply of owned lots allows us to be selective in identifying new land acquisition opportunities, with a primary focus on optioning and acquiring land to drive closings, revenues and earnings growth in 2015 and beyond, and largely insulates us from the heavy competition for near-term finished lots.

Book Value of Owned Inventory by Geography (at March 31, 2013) ($ in millions)	Book Value of Owned Inventory by Development Status (at March 31, 2013) ($ in millions)

We believe we also benefit from an attractive book value basis in our inventory, which was adjusted to fair value in February 2012 in conjunction with our restructuring and in accordance with fresh start accounting requirements. To facilitate the adoption of fresh start accounting, we engaged a third-party valuation firm to assist us in a comprehensive assessment of our enterprise value and the allocation of value to our assets and liabilities. In our assessment, we generally utilized assumptions for future home sales paces and prices based upon then-prevailing market conditions in late 2011, which we believe represented conditions near the trough of the recent U.S. housing downturn. In conjunction with our year-end 2011 impairment analysis and as part of our fresh start accounting in February 2012, we recorded a net write-down of our inventory of approximately $129.5 million. As of March 31, 2013, our homebuilding inventory on which we have recognized write-downs through either our periodic impairment analyses or for fresh start accounting had a book basis of $214.2 million, which reflected an approximately 47% discount to such inventory’s cost basis. The attractive current carrying value of our inventory is illustrated by our adjusted homebuilding gross margin percentage for our 2012 successor period and three months ended March 31, 2013 of 26.2% (16.9% non-adjusted) and 23.2% (17.1% non-adjusted), respectively, which we believe to be favorable compared to our public company peers. In addition, impairments to our real estate inventory have significantly contributed to our $120.0 million of net deferred tax assets as of March 31, 2013, against which we currently have recorded a full valuation allowance. We believe that the location and attractive book basis of our inventory, as well as our substantial net deferred tax assets, position us to benefit from an improving U.S. housing market and will continue to contribute to favorable gross margins, profitability and cash flow.

Land acquisition and development expertise

We believe our ability to identify, acquire and develop land in desirable locations and on favorable terms is key to our success. Unlike many of our peers, we retained our senior land acquisition and development personnel throughout the recent housing downturn, allowing us to maintain our acquisition and development capabilities and our strong relationships with local and regional land sellers. We have purchased land and built and sold homes in highly desirable master-planned communities and developments such as The Irvine Ranch, Rancho Mission Viejo and Summerlin and we have worked with land developers such as Lewis Community Developers and Five Points throughout our and their operating histories. We believe these long-standing relationships provide us with a significant competitive advantage in our markets, where relationships are frequently just as important as, or more important than, price in the sourcing of land acquisitions.

We opportunistically engage in land development in certain markets. Our key senior land acquisition and development professionals have an average of 30 years of industry experience, providing our organization with the necessary expertise to successfully progress land through the entire development cycle, including the entitlement process. Some of our land holdings represent multi-phase, master-planned communities, which provide us with the opportunity to add value to our undeveloped land through re-entitlements or repositioning, particularly in those markets with highly fragmented land ownership or those lacking market participants capable of assembling and developing large land parcels. Further, engagement in land development affords us the ability to execute upon opportunistic bulk land sales when such sales translate into attractive returns comparable to or in excess of our operating projections.

Strategically diversified across buyer segments and product offerings

We offer a broad portfolio of products, including single-family detached and attached homes designed for and marketed to targeted customer segments, strategically focused to match product and price points to areas of the market with the greatest depth of demand. Our products are differentiated by size, design, livability, features and amenities in order to serve the specific needs of our markets, with an emphasis on sales to entry-level, first-time move-up and second-time move-up home buyers. Despite the diversity of our product offerings, we generally standardize the number of home designs within any given product line. This standardization permits on-site mass production techniques and bulk purchasing of materials and components, which enables us to better control and reduce construction costs and cycle times. We believe that our diversified product strategy enables us to best serve multiple customer segments and to quickly adapt to market conditions and consumer preferences. Further, our ability to deliver a wide spectrum of product types to different buyer demographics allows us to pursue a broader array of land acquisition opportunities, both in terms of geographic location and land parcel size.

Home Closings by Average Selling Price (for the three months ended 3/31/2013)	Home Closings and Average Selling Price by Buyer Type (for the three months ended 3/31/2013)

We carefully study and design our products with the assistance of third-party architects, engineers, designers, consultants and homeowner focus groups. Within each of our markets, we determine the profile of buyers we hope to address and we design neighborhoods and homes taking into account the specific needs of those buyers. We believe that our customer and product diversification strategies grant us the flexibility to respond effectively to changes in consumer preferences and quickly adapt to evolving community demographics.

Long-standing reputation for delivering superior quality and customer service

We believe that our leadership positions in our markets are due in large part to our long-standing reputation as a producer of high-quality homes and our industry-leading, award-winning customer support services. Our Company and divisions have received numerous industry awards and commendations throughout our operating history, including “Professional Builder of the Year” from Professional Builder Magazine, “Builder of the Year” from Builder and Developer Magazine and, most recently in 2013, 20 Eliant Homebuyer Choice Awards, the most of any homebuilder, in categories such as “Overall Purchase Experience,” “Design Selection Experience,” “Construction Experience,” “Overall First-Year Quality,” “Highest Percent of Sales from Referrals” and “Overall Home Purchase & Ownership Experience.”

We market and sell our homes under the William Lyon Homes brand in all of our markets except for in Colorado. Our strong brand and reputation for quality have been established and maintained over decades by consistently delivering high-quality homes and support services to our buyers. In Colorado, we operate under the Village Homes brand. Established in 1984 and acquired by us in 2012, Village Homes shares our commitment to and has an outstanding reputation for quality and service and has received numerous industry awards, including “America’s Best Builder” by Builder Magazine in 2002, numerous J.D. Power Awards and, most recently, the Homebuilders Association of Denver’s 2012 “Community of the Year” award.

We focus on building and selling homes that combine high-quality craftsmanship with locally-influenced design characteristics that ultimately reflect the various lifestyles and aspirations of our multiple customer segments. We strive to provide the highest level of customer service during the sales process and after a home is sold. We typically engage our sales personnel on a long-term, rather than project-by-project, basis, which we believe results in a more motivated and loyal sales force with an extensive knowledge of the Company’s operating policies and products. We also employ a variety of programs and services to ensure customer satisfaction and help us improve production efficiency, reduce warranty costs and increase customer referrals. We believe that delivering high-quality homes and industry-leading customer service provides for a differentiated buying experience and provides us with a competitive advantage based upon repeat customers, high referral rates and strong brand recognition, allowing us to lower customer acquisition costs and increase unit sales rates.

Deep and experienced management team with significant tenure at our Company

We benefit from a highly experienced management team, with our executive officers and regional and division presidents averaging approximately 28 years of experience in the homebuilding and development industries within California or the Southwestern United States. Our Chief Executive Officer, William H. Lyon, our President and Chief Operating Officer, Matthew Zaist, and our Chief Financial Officer, Colin Severn, have closely managed the operational and financial aspects of our business and each brings significant experience, operational and market knowledge and professional relationships within the industry. Our regional and division presidents have substantial industry knowledge and local market expertise, with an average of approximately 12 years at the Company and an average of approximately 27 years in the homebuilding industry. Reporting directly to our division presidents, we have a deep and long-tenured team of 23 management professionals with an average within each of our divisions of 25 or more years of experience in the homebuilding industry and 10 or more years of experience at our Company. We believe this level of experience and the resulting long-standing relationships provide us with a competitive advantage, particularly as it relates to dealings with land sellers, subcontractors and material suppliers, and enable us to identify, evaluate and capitalize on market opportunities, attract and retain new customers and adjust to changing national, regional and local business conditions. We strive to ensure that we have the best team available and we believe our reputation, market presence and consistency of values and cultures have enabled us to attract and maintain top talent.

General William Lyon (USAF Ret.), our Company’s namesake and our Executive Chairman, has 58 years of operating history within the homebuilding industry and his experience, his knowledge of our operations and the markets in which we compete and his extensive professional relationships within our industry enable him to serve as a valuable leader to our Company. General Lyon provides senior leadership to our management team and to our board of directors, ensuring that the business principles that have made our Company successful in the past are an integral part of our ongoing culture. In addition to the contributions of General Lyon, we have a strong board of directors with a diverse range of industry backgrounds and experience. We believe that our board of directors provides us with an additional point of reference on strategic operating and corporate decisions and various members bring significant real estate knowledge and relationships from which we benefit.

Our Business Strategy

Drive revenue growth by opening new communities on existing land supply

We intend to capitalize on our existing land supply, which we believe is largely sufficient to supply the vast majority of future home closings for the next three years and a portion of future home closings for a multi-year period thereafter. We currently own or have an option to purchase 100% of the land on which we currently expect to close homes during 2013 and 2014, and approximately 75% of the land on which we currently expect to close homes during 2015. We expect to open 23 new communities in 2013, with more than half in California and the remaining in Nevada and Colorado, and anticipate ending the year with approximately 35 active selling communities, representing an estimated 52% net increase from our 23 active selling communities as of

December 31, 2012. As of March 31, 2013, we were selling homes in 22 communities. We continually evaluate opportunities for evolving our product mix within our communities, and in our communities coming online in 2013 and 2014, we currently expect to include a higher percentage of offerings targeted to what we believe to be an underserved move-up market. We expect this shift in mix to result in an increase in our average selling price as we deliver homes from such communities.

Employ disciplined land acquisition strategies to support future growth

We believe that, next to our people, our land is our most valuable asset. As a result of our strong reputation for quality and consistency and our well-established operating history of between 17 years and 56 years in our markets, we have developed long-standing relationships with local land sellers, master-planned community developers, financial institutions and other builders. We intend to leverage these deep relationships, along with our extensive knowledge of local market dynamics and trends, to continue to source well-positioned land parcels in our markets.

Our land acquisition strategy is dynamic, nimble and responsive to prevailing and projected future market conditions. During the recent housing downturn, our land acquisition strategy was to undertake projects with shorter life-cycles in order to reduce land development and market risk while maintaining an inventory of owned lots sufficient to fulfill our projected unit closings for a two-to-three year period. Currently, in order to capitalize on the housing industry recovery and strong demand for new homes in our markets, and to capture what we believe to be a meaningful opportunity to grow our business, our land acquisition strategy has shifted to projects with somewhat longer life-cycles in order to increase risk-adjusted land development and market returns.

We attempt to maximize allocation of our capital utilizing land acquisition transaction structures that minimize up-front capital requirements while maximizing long-term returns through purchase options and land banking arrangements, rolling lot takedowns, purchase contracts that provide for payment to land sellers upon closing of homes built on land purchased from them, and non-recourse or seller financing, when possible.

Leverage and expand leading positions in high growth markets

We believe that our markets exhibit positive demographic trends and offer attractive long-term growth prospects. We intend to increase or maintain our market share within such markets, enabling us to enhance profitability by achieving economies of scale and optimizing the size of our business in each of our markets in order to appropriately leverage operating efficiencies.

We intend to pursue growth within our current markets, and potentially in select additional Western U.S. markets, to the extent that we believe such growth is consistent with our disciplined operating strategy, balanced land policies and overall commitment to superior product quality. In the future, we may grow our business through selective opportunistic acquisitions, joint ventures and other strategic transactions with third-party homebuilders and other industry participants. Our December 2012 acquisition of Village Homes, providing our entry into the attractive Denver and Fort Collins markets, was consistent with our strategy of pursuing growth in attractive Western U.S. markets, and we believe it aligns well with our balanced land policies and disciplined operating strategy.

Maintain disciplined operating platform and low cost structure with focus on profitability and cash flow

We combine a decentralized management approach to those aspects of our business where detailed knowledge of local market conditions is important with a centralized management approach to those areas where we believe central control is required, including, in particular, land investment. Our local and regional management teams are responsible for monitoring homebuyer demand trends and managing construction, land development, sales and marketing and governmental processing activities, while our corporate staff provides back-office support for financial, treasury, human resources, information technology and legal matters. We focus on minimizing construction costs and overhead, a strategy which we believe is critical to maintaining competitive margins and profitability. We believe that we have built a scalable foundation which will support and foster revenue growth without a proportionate corresponding increase in our selling, general and administrative expenses.

Prudent focus on balance sheet optimization and investor returns

We have sought and will continue to seek to optimize our balance sheet by further enhancing our liquidity and cash position and improving our credit metrics. We eliminated approximately $180 million of debt and reduced annual cash interest by approximately 45% through our restructuring, and we further improved our capital structure with our November 2012 senior unsecured notes offering, extending the maturity date of the substantial majority of our current debt to 2020 while further reducing annual cash interest expense. Although we are comfortable with our current leverage, we are focused on continuing to reduce our total leverage, including through the potential future reversal of our deferred tax asset valuation allowance, and lowering our overall cost of capital as part of our long-term capitalization strategy and we will continue to implement strategies that we believe will enhance our financial flexibility and long-term equity and maximize shareholder value. In addition, we expect to enhance our liquidity by entering into a new $100 million credit facility following completion of this offering.

Risks Related to Our Business

The Company’s business is subject to numerous risks, as more fully described in the section of this prospectus entitled “Risk Factors,” including the following:

•

Adverse changes in general economic conditions or conditions in our industry could reduce the demand for homes and, as a result, could negatively impact our results of operations, especially if such changes occur within the regions in which we operate.

•	Our long-term growth depends upon our ability to acquire land at reasonable prices.

•

Our sales, results of operations, financial condition and business would be negatively impacted by a decline in the general economy or the homebuilding industry in the regions in which we are concentrated.

•	Limitations on the availability and increases in the cost of mortgage financing can adversely affect demand for housing.

•	Increases in our cancellation rate could have a negative impact on our home sale revenue and home building margins.

•	Governmental laws and labor regulations may increase our expenses, limit the number of homes that we can build or delay completion of projects.

•	Material and labor shortages could delay or increase the cost of home construction and reduce our sales and earnings.

•

Our high level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations. At March 31, 2013, the total outstanding principal amount of our debt was $347.3 million.

•	Concentration of ownership of the voting power of our capital stock may prevent other stockholders from influencing corporate decisions and create perceived conflicts of interest.

Prepackaged Joint Plan of Reorganization

On February 25, 2012, Parent and certain of its subsidiaries consummated the principal transactions of a Prepackaged Joint Plan of Reorganization, or the Plan, which had been approved by the bankruptcy court following the filing by Parent and certain of its subsidiaries of voluntary bankruptcy petitions, and which Plan included the issuance of shares of Parent’s Class A Common Stock and 12% Senior Subordinated Secured Notes due 2017, or the Old Notes, in exchange for claims held by the holders of the formerly outstanding notes of California Lyon, an amendment dated February 25, 2012, or the Amended Term Loan, of California Lyon’s then-outstanding loan agreement, or the Prepetition Term Loan, in each case, with ColFin WLH Funding, LLC and certain other lenders, the issuance of shares of Parent’s Class B Common Stock and a warrant to purchase additional shares of Class B Common Stock in exchange for cash consideration invested by the Lyon family, and the issuance of shares of Parent’s Convertible Preferred Stock and Class C Common Stock in exchange for cash consideration. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Chapter 11 Reorganization” for additional disclosure regarding the Plan.

After giving effect to the Common Stock Recapitalization and this offering, the principal holders of securities issued in connection with the Plan are entities affiliated with Luxor Capital Group, LP, or Luxor, which holds shares of Class A Common Stock with 20.1% of the total voting power of the Company’s outstanding capital stock, and Lyon Shareholder 2012, LLC, an entity managed by, and held for the benefit of, William H. Lyon, which holds shares of Class B Common Stock with 51.6% of the total voting power of the Company’s outstanding capital stock, assuming exercise in full of its warrant to purchase additional shares of Class B Common Stock.

Common Stock Recapitalization

As noted above, we will consummate a Common Stock Recapitalization in connection with this offering, consisting of the following elements:

•	a 1-for-8.25 reverse stock split of our Class A Common Stock, or the Reverse Split, which occurred upon pricing of this offering;

•

the conversion of all outstanding shares of our Class C Common Stock, Class D Common Stock (including shares underlying outstanding equity awards) and Convertible Preferred Stock into Class A Common Stock, on a one-for-one basis and as automatically adjusted for the Reverse Split, which will occur immediately prior to consummation of this offering;

•	a 1-for-8.25 reverse stock split of our Class B Common Stock, which will occur upon consummation of this offering; and

•

the adoption and effectiveness of our Third Amended and Restated Certificate of Incorporation, which implements the above elements and makes certain other changes to our charter, and which will become effective upon consummation of this offering.

THE OFFERING

Common stock offered by us	6,525,000 shares of Class A Common Stock

Common stock offered by the selling stockholder	2,175,000 shares of Class A Common Stock

Underwriters’ option to purchase additional shares	We and the selling stockholder have granted the underwriters a 30-day option to purchase up to an aggregate of 1,305,000 additional shares of Class A Common Stock, including 652,500 shares from us and 652,500 shares from the selling stockholder, at the initial public offering price less the underwriting discount.

Class A Common Stock to be outstanding after this offering	26,971,129 shares(1)

Class B Common Stock to be outstanding after this offering	3,813,885 shares(2)

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $149.9 million, after deducting the underwriting discount and estimated expenses payable by us.

We will not receive any proceeds from the sale of shares by the selling stockholder, including any shares sold by the selling stockholder in connection with the exercise of the underwriters’ option to purchase additional shares.

We intend to use the net proceeds from this offering for growth capital, including the acquisition of land currently under contract or non-binding letters of intent, and for general corporate purposes.

Voting Rights	After the completion of this offering, our common stock will consist of two classes: Class A Common Stock and Class B Common Stock. Purchasers in this offering will acquire Class A Common Stock. Class A Common Stock and Class B Common Stock are identical except with respect to certain voting, conversion and preemptive rights. Holders of Class A Common Stock are entitled to one vote per share, and holders of Class B Common Stock are entitled to five votes per share, on all matters to be voted on by our common stockholders. Shares of Class A and Class B Common Stock vote together as a single class on all matters submitted to a vote of stockholders. See “Description of Capital Stock—Common Stock.”

(1)	The number of shares of Class A Common Stock that will be outstanding after the consummation of this offering excludes:

•	576,633 shares of Class A Common Stock issuable upon exercise of outstanding stock options, of which 384,422 were vested as of May 1, 2013; and

•	2,389,058 additional shares of Class A Common Stock that are reserved for issuance under our incentive award plan.

(2)	The number of shares of Class B Common Stock that will be outstanding after the consummation of this offering excludes a warrant to purchase 1,907,550 additional shares of Class B Common Stock, held by the current holder of all outstanding shares of the Class B Common Stock.

Dividend Policy	We do not anticipate paying any cash dividends on our common stock following this offering. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors. The payment of cash dividends is restricted under the terms of the indenture, or the Indenture, governing the 8.5% Senior Notes due 2020, or the New Notes, and other agreements related to our indebtedness.

New York Stock Exchange Symbol	WLH

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A Common Stock.

General Corporate Information and History

The Company’s predecessor, The Presley Companies, or Presley, was formed in 1956. In 1987, General William Lyon purchased 100% of the stock of Presley, which subsequently went public in 1991 and was listed on The New York Stock Exchange under the symbol “PDC.” In 1999, Presley acquired William Lyon Homes, Inc., a California corporation, and changed its name to William Lyon Homes and its ticker symbol to “WLS.” The Company was subsequently taken private in 2006 by way of a tender offer by General William Lyon for the shares of the Company that were then publicly owned.

Today, the Company’s principal executive offices are located at 4695 MacArthur Court, 8th Floor, Newport Beach, California 92660 and its telephone number is (949) 833-3600. The Company’s website address is www.lyonhomes.com. Information contained on the Company’s website is not a part of this prospectus and the inclusion of the website address in this prospectus is an inactive textual reference only. Parent was incorporated in the State of Delaware on July 15, 1999.

SUMMARY FINANCIAL DATA

The following table sets forth certain of the Company’s historical financial data. The selected historical consolidated statement of operations data, other financial data and operating data for the period from February 25, 2012 through December 31, 2012, the period from January 1, 2012 through February 24, 2012 and the years ended December 31, 2011 and 2010 has been derived from the Company’s audited consolidated financial statements and the related notes included elsewhere herein. The selected historical consolidated statement of operations data, other financial data and operating data for the quarterly period ended March 31, 2013 and the period from February 25, 2012 through March 31, 2012 and balance sheet data as of March 31, 2013 have been derived from our unaudited financial statements and the related notes included elsewhere herein.

The selected historical consolidated financial data set forth below are not necessarily indicative of the results of future operations. Upon emergence from In re William Lyon Homes, et al., Case No. 11-14019, or the Chapter 11 Cases, on February 25, 2012, or the Emergence Date, we adopted fresh start accounting as prescribed under Accounting Standards Codification No. 852, Reorganizations, or ASC 852, which required us to value our assets and liabilities at their related fair values. In addition, we adjusted our accumulated deficit to zero at the Emergence Date. Items such as accumulated depreciation, amortization and accumulated deficit were reset to zero. We allocated the reorganization value to the individual assets and liabilities based on their estimated fair values. Items such as accounts receivable, prepaid and other assets, accounts payable, certain accrued liabilities and cash, whose fair values approximated their book values, reflected values similar to those reported prior to the Emergence Date. Items such as real estate inventories, property, plant and equipment, certain notes receivable, certain accrued liabilities and notes payable were adjusted from amounts previously reported. Unless otherwise stated or the context otherwise requires, reference hereinafter to the “Successor” reflects the operations of the Company after the Emergence Date, and after giving effect to the application of ASC 852, from February 25, 2012 through March 31, 2012 and December 31, 2012, as applicable, and any reference to the “Predecessor” refers to the operations of the Company prior to the Emergence Date. Because we adopted fresh start accounting at emergence from bankruptcy and because of the significance of liabilities subject to compromise that were relieved upon emergence from bankruptcy, the historical financial statements of the Predecessor and the financial statements of the Successor are not comparable. Refer to the notes to our consolidated financial statements included in this prospectus for further details relating to fresh start accounting.

You should read this summary in conjunction with the discussion under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical consolidated financial statements and accompanying notes included elsewhere herein.

	Successor(1)			Predecessor(1)
	Three Months Ended March 31, 2013 (unaudited)	Period From February 25, through December 31, 2012	Period from February 25, through March 31, 2012 (unaudited)	Period From January 1, through February 24, 2012	Year Ended December 31,
($ in thousands except per share data)					2011	2010
Statement of Operations Data
Revenues
Home sales	$76,434	$244,610	$15,109	$16,687	$207,055	$266,865
Lots, land and other sales	—	104,325	—	—	—	17,204
Construction services	4,419	23,825	3,195	8,883	19,768	10,629

Total revenues	80,853	372,760	18,304	25,570	226,823	294,698

Operating income (loss)	(812)	4,666	(2,962)	(2,684)	(148,015)	(117,843)
Loss before reorganization items and (provision) benefit from income taxes	(2,009)	(4,325)	(4,629)	(4,961)	(171,706)	(135,867)
Reorganization items, net(2)	(464)	(2,525)	(353)	233,458	(21,182)	—
Net (loss) income	(2,473)	(6,861)	(4,982)	228,497	(192,898)	(135,455)
Net (loss) income available to common stockholders	$(3,522)	$(11,602)	$(5,351)	$228,383	$(193,330)	$(136,786)

(Loss) income per common share:
Basic and diluted	$(0.03)	$(0.11)	$(0.06)	$228,383	$(193,330)	$(136,786)
Weighted average common shares outstanding
Basic and diluted	120,300,654	103,037,842	92,368,169	1,000	1,000	1,000

Other Financial Data:
Adjusted homebuilding gross margin(3)	$17,738	$64,135	$3,173	$3,449	$40,468	$57,876
Adjusted homebuilding gross margin percentage(3)	23.2%	26.2%	21.0%	20.7%	19.6%	21.7%
Adjusted EBITDA(4)	$4,593	$39,792	$(728)	$(8,435)	$(21,357)	$16,612
Adjusted EBITDA margin percentage(5)	5.7%	10.7%	(4.0%)	(33.0%)	(9.4%)	4.5%

Operating Data (including consolidated joint ventures) (unaudited):
Number of net new home orders	361	956	146	175	669	650
Number of homes closed	268	883	61	67	614	760
Average sales price of homes closed	$285	$277	$248	$249	$337	$351
Cancellation rate	12%	15%	8%	8%	18%	19%
Average number of sales locations	23	18	20	20	19	18
Backlog at end of period, number of homes(6)	498	406	332	246	139	84
Backlog at end of period, aggregate sales value(6)	$170,798	$115,449	$79,408	$63,434	$29,329	$30,077

(1)

Successor refers to William Lyon Homes and its consolidated subsidiaries on and after the Emergence Date, after giving effect to: (i) the cancellation of shares of our common stock issued prior to February 25, 2012; (ii) the issuance of shares of new common stock, and settlement of existing debt and other adjustments in accordance with the Plan; and (iii) the application of fresh start accounting. Predecessor refers to William Lyon Homes and its consolidated subsidiaries up to the Emergence Date. In relation to the adoption of fresh start accounting in conjunction with the confirmation of the Plan, the results of operations for 2012 separately present the period from January 1, 2012 through February 24, 2012 as the pre-emergence, predecessor entity and the periods from February 25, 2012 through March 31, 2012 and from February 25, 2012 through December 31, 2012 as the successor entity. As such, the application of fresh start accounting as described in Note 3 of the “Notes to Consolidated Financial Statements” is reflected in the period from February 25, 2012 through December 31, 2012 and not the period from January 1, 2012 through February 24, 2012. Certain statistics including (i) net new home orders, (ii) average number of sales locations, (iii) backlog, (iv) number of homes closed, (v) homes sales revenue and (vi) average sales price of homes closed are not affected by the fresh start accounting.

(2)	The Company recorded reorganization items of $(0.5) million, $(2.5) million, $(0.4) million, $233.5 million and $(21.2) million during the three months ended March 31, 2013, the period from February 25, 2012 through December 31, 2012, the period from February 25, 2012 through March 31, 2012, the period from January 1, 2012 through February 24, 2012, and the year ended December 31, 2011, respectively. See Note 4 of “Notes to Consolidated Financial Statements.”
(3)	Adjusted homebuilding gross margin is a financial measure that is not prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. It is used by management in evaluating operating performance and in making strategic decisions regarding sales pricing, construction and development pace, product mix and other operating decisions. We believe this information is meaningful as it isolates the impact that interest has on homebuilding gross margin and allows investors to make better comparisons with our competitors. A reconciliation of adjusted homebuilding gross margin to homebuilding gross margin is provided as follows:

	Successor(1)				Predecessor(1)
	Three Months Ended March 31, 2013 (unaudited)	Three Months Ended December 31, 2012	Period from February 25 through December 31, 2012	Period from February 25, through March 31, 2012 (unaudited)	Period from January 1 through February 24, 2012	Three Months Ended December 31, 2011	Year Ended December 31,
							2011	2010
(dollars in thousands)
Home sales revenue	$76,434	$98,633	$244,610	$15,109	$16,687	$58,983	$207,055	$266,865
Cost of home sales	(63,328)	(81,048)	(203,203)	(13,063)	(14,598)	(54,849)	(184,489)	(225,751)

Homebuilding gross margin	13,106	17,585	41,407	2,046	2,089	4,134	22,566	41,114
Add: Interest in cost of sales	4,632	11,528	22,728	1,127	1,360	6,565	18,082	16,762

Adjusted homebuilding gross margin	$17,738	$29,113	$64,135	$3,173	$3,449	$10,699	$40,648	$57,876

Adjusted homebuilding gross margin percentage	23.2%	29.5%	26.2%	21.0%	20.7%	18.1%	19.6%	21.7%

(4)	Adjusted EBITDA is a financial measure that is not prepared in accordance with U.S. GAAP. Adjusted EBITDA means net (loss) income plus (i) provision for (benefit from) income taxes, (ii) interest expense, (iii) amortization of capitalized interest included in cost of sales, (iv) non-cash impairment charges, (v) gain (loss) on retirement of debt, (vi) loss on sale of fixed assets, (vii) depreciation and amortization, (viii) distributions of income from unconsolidated joint ventures less equity in income of unconsolidated joint ventures, (ix) equity in (income) loss of unconsolidated joint ventures less equity in income of unconsolidated joint ventures, (x) stock based compensation expense and (xi) non-cash reorganization items. Other companies may calculate adjusted EBITDA differently. Adjusted EBITDA is presented herein because management believes the presentation of adjusted EBITDA provides useful information to the Company’s investors regarding the Company’s financial condition and results of operations because adjusted EBITDA is a widely utilized indicator of a company’s operating performance. Adjusted EBITDA should not be considered as an alternative for net (loss) income, cash flows from operating activities and other consolidated income or cash flow statement data prepared in accordance with U.S. GAAP or as a measure of profitability or liquidity. A reconciliation of net (loss) income attributable to the Company to adjusted EBITDA is provided as follows:

	Successor(1)			Predecessor(1)
	Three Months Ended March 31, 2013 (unaudited)	Period From February 25, through December 31, 2012	Period From February 25 through March 31, 2012 (unaudited)	Period From January 1, through February 24, 2012	Year Ended December 31,
					2011	2010
Net (loss) income attributable to William Lyon Homes	$(2,548)	$(8,859)	$(5,059)	$228,383	$(193,330)	$(136,786)
Provision for (benefit from) income taxes	—	11	—	—	10	(412)

Interest expense

Interest incurred	7,151	30,526	4,234	7,145	61,464	62,791
Interest capitalized	(5,867)	(21,399)	(2,520)	(4,638)	(36,935)	(39,138)
Amortization of capitalized interest included in cost of sales	4,632	27,791	1,127	1,360	18,082	16,762
Non-cash impairment charge	—	—	—	—	128,314	111,860
Gain (loss) on extinguishment of debt	—	1,392	—	—	—	(5,572)
Loss on sale of fixed assets	—	—	—	—	83	122
Depreciation and amortization	914	6,631	1,490	586	3,875	3,718
Distributions of income from unconsolidated joint ventures	—	—	—	—	685	4,183
Equity in (income) loss of unconsolidated joint ventures	—	—	—	—	(3,605)	(916)
Stock-based compensation	311	3,699	—	—	—	—
Non-cash reorganization items	—	—	—	(241,271)	—	—

Adjusted EBITDA	$4,593	$39,792	$(728)	$(8,435)	$(21,357)	$16,612

(5)	Adjusted EBITDA margin percentage is calculated as Adjusted EBITDA, as defined in (4) above, divided by total revenues during the period.
(6)	Backlog consists of homes sold under pending sales contracts that have not yet closed, some of which are subject to contingencies, including mortgage loan approval and the sale of existing homes by customers. There can be no assurance that homes sold under pending sales contracts will close. Of the total homes sold subject to pending sales contracts as of December 31, 2012, 352 represent homes completed or under construction and 54 represent homes not yet under construction.

The table below reflects our balance sheet data as of March 31, 2013:

•	on an actual basis;

•	on a pro forma basis to give effect to the Common Stock Recapitalization; and

•

on a pro forma as adjusted basis to give further effect to the sale of 6,525,000 shares of Class A Common Stock in this offering at the initial public offering price of $25.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	As of March 31, 2013
	Actual (unaudited)	Pro Forma(1)	Pro Forma As Adjusted(1)
(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$66,404	$65,056	$214,936
Real estate inventories—Owned	439,491	439,491	439,491
Real estate inventories—Not owned	39,029	39,029	39,029
Total assets	598,906	597,558	747,438
Total debt	347,269	347,269	347,269
Total liabilities	458,240	458,240	458,240
Redeemable convertible preferred stock	71,571	—	—
Total William Lyon Homes stockholders’ equity	59,501	129,724	279,603

(1)	Reflects a cash payment of $1,347,688 by the Company to the holders of Convertible Preferred Stock upon conversion of all outstanding shares of Convertible Preferred Stock into Class A Common Stock, which represents the amount of accrued but unpaid preferred stock dividends as of March 31, 2013.

RISK FACTORS

Investing in our Class A Common Stock entails the following risks and uncertainties. These risk factors should be carefully considered when evaluating any investment in our Class A Common Stock. Any of these risks and uncertainties could cause the actual results to differ materially from the results contemplated by the forward-looking statements set forth herein, and could otherwise have a significant adverse impact on the Company’s business, prospects, liquidity, financial condition or results of operations. In addition, please read “Cautionary Statement Concerning Forward-Looking Statements” in this prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included in this prospectus.

Risks Related to Our Business

Adverse changes in general economic conditions or conditions in our industry could reduce the demand for homes and, as a result, could negatively impact the Company’s results of operations.

The homebuilding industry is cyclical and highly sensitive to changes in economic conditions such as the level of employment, consumer confidence, consumer income, availability of financing and interest rate levels. The national recession, credit market disruption, high unemployment levels, the absence of home price stability, and the decreased availability of mortgage financing, among other factors, have adversely impacted the homebuilding industry and our operations and financial condition over the last several years. Although the housing market appears to be recovering in most of the geographies in which we operate, we cannot predict the pace or scope of the recovery. If market conditions deteriorate or do not improve as anticipated, our results of operations and financial condition could be adversely impacted.

These changes may occur on a national scale or may acutely affect some of the regions or markets in which we operate more than others. An oversupply of alternatives to new homes, including foreclosed homes, homes held for sale by investors and speculators, other existing homes and rental properties, can also adversely impact our ability to sell new homes, depress new home prices and reduce our margins on the sales of new homes. High levels of foreclosures not only contribute to additional inventory available for sale, but also reduce appraised values for new homes, potentially resulting in lower sales prices.

We cannot predict the duration or ultimate magnitude of any economic downturn or reversal in the recovery of the homebuilding industry or the extent or sustainability of a recovery, particularly the sustainability of current improvements in the homebuilding market. Nor can we provide assurance that our response to a homebuilding downturn or the government’s attempts to address the troubles in the overall economy would be successful.

Our long-term growth depends upon our ability to acquire land at reasonable prices.

The Company’s business depends on its ability to obtain land for the development of its residential communities at reasonable prices and with terms that meet its underwriting criteria. The Company’s ability to obtain land for new residential communities may be adversely affected by changes in the general availability of land, the willingness of land sellers to sell land at reasonable prices given the deterioration in market conditions, competition for available land, availability of financing to acquire land, zoning, regulations that limit housing density, and other market conditions. If the supply of land appropriate for development of residential communities is limited because of these factors, or for any other reason, the number of homes that the Company builds and sells may continue to decline. Additionally, the ability of the Company to open new projects could be impacted if the Company elects not to purchase lots under option contracts. To the extent that the Company is unable to purchase land timely or enter into new contracts for the purchase of land at reasonable prices, due to the lag time between the time the Company acquires land and the time the Company begins selling homes, the Company’s home sales revenue and results of operations could be negatively impacted and/or the Company could be required to scale back the Company’s operations in a given market.

Limitations on the availability and increases in the cost of mortgage financing can adversely affect demand for housing.

In general, housing demand is negatively impacted by the unavailability of mortgage financing, as a result of declining customer credit quality, tightening of mortgage loan underwriting standards and factors that increase the upfront or monthly cost of financing a home such as increases in interest rates, insurance premiums or limitations on mortgage interest deductibility. Most buyers finance their home purchases through third-party lenders providing mortgage financing. Over the last several years, many third-party lenders have significantly increased underwriting standards, and many subprime and other alternate mortgage products are no longer available in the marketplace in spite of a decrease in mortgage rates. If these trends continue and mortgage loans continue to be difficult to obtain, the ability and willingness of prospective buyers to finance home purchases or to sell their existing homes would be adversely affected, which would adversely affect the Company’s results of operations through reduced home sales revenue, gross margin and cash flow.

Even if potential customers do not need financing, changes in the availability of mortgage products or increases in mortgage costs may make it harder for them to sell their current homes to potential buyers who need financing, which has in some cases led to lower demand for new homes. Mortgage interest rates have recently been at historic lows, and there can be no assurance that such rates will remain low and increases in interest rates could adversely affect the Company’s results of operations through reduced home sales and cash flow.

Difficulty in obtaining sufficient capital could result in increased costs and delays in completion of projects.

The homebuilding industry is capital-intensive and requires significant up-front expenditures to acquire land and begin development. We expect that we will seek additional capital from time to time from a variety of potential sources, including additional bank financings and/or securities offerings. The availability of borrowed funds, especially for land acquisition and construction financing, may be greatly reduced nationally, and the lending community may require increased amounts of equity to be invested in a project by borrowers in connection with both new loans and the extension of existing loans. Land acquisition, development and construction activities may be adversely affected by any shortage or increased cost of financing or the unwillingness of third parties to engage in joint ventures. Any difficulty in obtaining sufficient capital for planned development expenditures could cause project delays and any such delay could result in cost increases and may adversely affect the Company’s sales and future results of operations and cash flows. Although we expect to enter into a new $100 million credit facility following consummation of this offering, we have not received commitments for such a facility and there can be no assurance that we will be able to enter into such a facility on terms that are satisfactory to us. In addition, even if we are able to enter into a new credit facility, there can be no assurance that we will be able to satisfy the conditions to borrowing thereunder.

The Company’s business is geographically concentrated, and therefore, the Company’s sales, results of operations, financial condition and business would be negatively impacted by a decline in the general economy or the homebuilding industry in such regions.

The Company presently conducts all of its business in five geographic regions: Southern California, Northern California, Arizona, Nevada and, beginning in December 2012, Colorado. The Company’s geographic concentration could adversely impact the Company if the homebuilding business in its current markets should decline, since there may not be a balancing opportunity in a stronger market in other geographic regions.

In addition, a prolonged economic downturn in one or more of these areas, particularly within California, could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations, and a disproportionately greater impact on us than other homebuilders with more diversified operations. The Company generates a significant portion of its revenue and a significant amount of its profits from, and holds approximately one-half of the dollar value of its real estate inventory in, California. During the downturn from 2008 to 2010, land values, the demand for new homes and home prices have declined substantially in California, negatively impacting the Company’s profitability and financial position. In addition, the state of California is experiencing severe budget shortfalls and is considering raising taxes and increasing fees to offset the deficit. There can be no assurance that the profitability and financial position of the Company will not be further impacted if the challenging conditions in California continue or worsen.

Increases in the Company’s cancellation rate could have a negative impact on the Company’s home sales revenue and home building gross margins.

During the years ended December 31, 2012, 2011 and 2010, the Company experienced cancellation rates of 14%, 18% and 19%, respectively. In the three months ended March 31, 2013, the Company experienced a cancellation rate of 12%, compared to 9% during the same period in 2012. Cancellations negatively impact the number of closed homes, net new home orders, home sales revenue and the Company’s results of operations, as well as the number of homes in backlog. Home order cancellations can result from a number of factors, including declines or slow appreciation in the market value of homes, increases in the supply of homes available to be purchased, increased competition, higher mortgage interest rates, homebuyers’ inability to sell their existing homes, homebuyers’ inability to obtain suitable financing, including providing sufficient down payments, and adverse changes in economic conditions. Many of these factors are beyond the Company’s control. Increased levels of home order cancellations would have a negative impact on the Company’s home sales revenue and financial and operating results.

Financial condition and results of operations may be adversely affected by any decrease in the value of land inventory, as well as by the associated carrying costs.

The Company continuously acquires land for replacement and expansion of land inventory within the markets in which it builds. The risks inherent in purchasing and developing land increase as consumer demand for housing decreases, and thus, the Company may have bought and developed land on which homes cannot be profitably built and sold. The Company employs measures to manage inventory risks which may not be successful.

We incur many costs even before we begin to build homes in a community, including costs of preparing land and installing roads, sewage and other utilities, as well as taxes and other costs related to ownership of the land on which we plan to build homes. In addition, inventory carrying costs can be significant and can result in losses in a poorly performing project or market, and the Company may have to sell homes at significantly lower margins or at a loss, which conditions may persist for extended periods of time. If the rate at which we sell and deliver homes slows or falls, or if we delay the opening of new home communities for sales due to adjustments in our marketing strategy or other reasons, each of which has occurred throughout the housing downturn, we may incur additional costs and it will take a longer period of time for us to recover our costs, including the costs we incurred in acquiring and developing land.

Adverse weather and geological conditions may increase costs, cause project delays and reduce consumer demand for housing, all of which could materially and adversely affect the Company’s business, prospects, liquidity, financial condition or results of operations.

As a homebuilder, the Company is subject to numerous risks, many of which are beyond management’s control, such as droughts, floods, wildfires, landslides, soil subsidence, earthquakes and other weather-related and geologic events which could damage projects, cause delays in completion of projects, or reduce consumer demand for housing, and shortages in labor or materials, which could delay project completion and cause increases in the prices for labor or materials, thereby affecting the Company’s sales and profitability. Many of the Company’s projects are located in California, which has experienced significant earthquake activity and seasonal wildfires. Areas in Colorado have also been subjected to seasonal wildfires and soil subsidence. In addition to directly damaging the Company’s projects, earthquakes or other geologic events could damage roads and highways providing access to those projects, thereby adversely affecting the Company’s ability to market homes in those areas and possibly increasing the costs of completion.

There are some risks of loss for which the Company may be unable to purchase insurance coverage. For example, losses associated with landslides, earthquakes and other geologic events may not be insurable and other losses, such as those arising from terrorism, may not be economically insurable. A sizeable uninsured loss could adversely affect the Company’s business, prospects, liquidity, results of operations or financial condition.

The Company’s business and results of operations are dependent on the availability and skill of subcontractors.

Substantially all construction work is done by subcontractors with the Company acting as the general contractor. Accordingly, the timing and quality of construction depend on the availability and skill of the Company’s unaffiliated, third party subcontractors. While the Company has been able to obtain sufficient materials and subcontractors during times of material shortages and believes that its relationships with suppliers and subcontractors are good, the Company does not have long-term contractual commitments with any subcontractors or suppliers.

The Company may not be able to compete effectively against competitors in the homebuilding industry.

The homebuilding industry is highly competitive and there are relatively low barriers to entry. Homebuilders compete for, among other things, homebuying customers, desirable properties, financing, raw materials and skilled labor. The Company competes both with large homebuilding companies, some of which have greater financial, marketing and sales resources than the Company, and with smaller local builders. Our competitors may independently develop land and construct housing units that are substantially similar to our products. Many of these competitors also have long-standing relationships with subcontractors and suppliers in the markets in which we operate. We currently build in several of the top markets in the nation and, therefore, we expect to continue to face additional competition from new entrants into our markets. The Company also competes for sales with individual resales of existing homes and with available rental housing. These competitive conditions can result in:

•	our delivering fewer homes;

•	our selling homes at lower prices;

•	our offering or increasing sales incentives, discounts or price concessions for our homes;

•	our experiencing lower housing gross profit margins, particularly if we cannot raise our selling prices to cover increased land development, home construction or overhead costs;

•	our selling fewer homes or experiencing a higher number of cancellations by homebuyers;

•	impairments in the value of our inventory and other assets;

•	difficulty in acquiring desirable land that meets our investment return or marketing standards, and in selling our interests in land that no longer meet such standards on favorable terms;

•	difficulty in our acquiring raw materials and skilled management and trade labor at acceptable prices;

•	delays in the development of land and/or the construction of our homes; and/or

•	difficulty in securing external financing, performance bonds or letter of credit facilities on favorable terms.

These competitive conditions may have a material adverse effect on our business and consolidated financial statements by decreasing our revenues, impairing our ability to successfully implement our current strategies, increasing our costs and/or diminishing growth in our local or regional homebuilding businesses.

We may not be successful in integrating acquisitions or implementing our growth strategies.

In December 2012, we acquired Village Homes, and we may in the future consider growth or expansion of our operations in our current markets or in new markets, whether through strategic acquisitions of homebuilding companies or otherwise. The magnitude, timing and nature of any future expansion will depend on a number of factors, including our ability to identify suitable additional markets and/or acquisition candidates, the negotiation of acceptable terms, our financial capabilities and general economic and business conditions. Our expansion into new or existing markets, whether through acquisition or otherwise, could have a material adverse effect on our business, prospects, liquidity, financial condition or results of operations, and any future acquisitions could result in the dilution of existing shareholders if we issue our common shares as consideration. Acquisitions also involve numerous risks, including difficulties in the assimilation of the acquired company’s operations, the incurrence of unanticipated liabilities or expenses, the risk of impairing inventory and other assets related to the acquisition, the diversion of management’s attention and resources from other business concerns, risks associated with entering markets in which we have limited or no direct experience and the potential loss of key employees of the acquired company.

The Company’s success depends on key executive officers and personnel.

The Company’s success is dependent upon the efforts and abilities of its executive officers and other key employees, many of whom have significant experience in the homebuilding industry and in the Company’s divisional markets. In particular, the Company is dependent upon the services of General William Lyon, Chairman of the Board and Executive Chairman, William H. Lyon, Chief Executive Officer, and Matthew R. Zaist, President and Chief Operating Officer, as well as the services of the California region and other division presidents and division management teams and personnel in the corporate office. The loss of the services or limitation in the availability of any of these executives or key personnel, for any reason, could hinder the execution of our business strategy and have a material adverse effect upon the Company’s business, prospects, liquidity, financial condition or results of operation. Further, such a loss could be negatively perceived in capital markets.

Power shortages or price increases could have an adverse impact on operations.

In prior years, certain areas in Northern and Southern California have experienced power and resource shortages, including mandatory periods without electrical power, changes to water availability and significant increases in utility and resource costs. Shortages of natural resources, particularly water, may make it more difficult to obtain regulatory approval of new developments. The Company may incur additional costs and may not be able to complete construction on a timely basis if such power shortages and utility rate increases continue. Furthermore, power shortages and rate increases may adversely affect the regional economies in which the Company operates, which may reduce demand for housing. The Company’s operations may be adversely impacted if further rate increases and/or power shortages occur.

Construction defect, home warranty, soil subsidence and building-related and other claims may be asserted against the Company in the ordinary course of business, and the Company may be subject to liability for such claims.

As a homebuilder, we have been, and continue to be, subject to construction defect, product liability and home warranty claims, including moisture intrusion and related claims, arising in the ordinary course of business. These claims are common to the homebuilding industry and can be costly.

California law provides that consumers can seek redress for patent (i.e., observable) defects in new homes within three or four years (depending on the type of claim asserted) from when the defect is discovered or should have been discovered. If the defect is latent (i.e., non-observable), consumers must still seek redress within three or four years (depending on the type of claim asserted) from the date when the defect is discovered or should have been discovered, but in no event later than ten years after the date of substantial completion of the work on the construction. Consumers purchasing homes in Arizona, Nevada and Colorado may also be able to obtain redress under state laws for either patent or latent defects in their new homes. Because California, our largest market, is one of the most highly regulated and litigious jurisdictions in the United States, our potential losses and expenses due to litigation, new laws and regulations may be greater than those of our competitors who have smaller or no California operations.

With respect to certain general liability exposures, including construction defect claims, product liability claims and related claims, assessment of claims and the related liability and reserve estimation process is highly judgmental due to the complex nature of these exposures, with each exposure exhibiting unique circumstances. Furthermore, once claims are asserted for construction defects, it can be difficult to determine the extent to which the assertion of these claims will expand. Although we have obtained insurance for construction defect claims subject to applicable self-insurance retentions, such policies may not be available or adequate to cover liability for damages, the cost of repairs, and/or the expense of litigation surrounding current claims, and future claims may arise out of events or circumstances not covered by insurance and not subject to effective indemnification agreements with our subcontractors. Furthermore, any product liability or warranty claims made against us, whether or not they are viable, may lead to negative publicity, which could impact our reputation and our home sales.

Increased insurance costs and reduced insurance coverages may affect the Company’s results of operations and increase the potential exposure to liability.

Recently, lawsuits have been filed against builders asserting claims of personal injury and property damage, including arising from the presence of mold in residential dwellings. Some of these lawsuits have resulted in substantial monetary judgments or settlements against these builders. The Company’s insurance may not cover all of the potential claims, including personal injury claims, or such coverage may become prohibitively expensive. If the Company is unable to obtain adequate insurance coverage, a material adverse effect on the Company’s business, prospects, liquidity, results of operations or financial condition could result.

The costs of insuring against construction defect, product liability and director and officer claims are substantial and the cost of insurance for the Company’s operations has risen, deductibles and retentions have increased and the availability of insurance has diminished. Significant increases in the cost of insurance coverage or significant limitations on coverage could have a material adverse effect on the Company’s business, prospects, liquidity, results of operations or financial condition from such increased costs or from liability for significant uninsurable or underinsured claims.

Material and labor shortages could delay or increase the cost of home construction and reduce our sales and earnings.

The residential construction industry experiences serious material shortages from time to time, including shortages of insulation, drywall, cement, steel and lumber. These material shortages can be more severe during periods of strong demand for housing and during periods where the regions in which we operate experience natural disasters that have a significant impact on existing residential and commercial structures. From time to time, we have experienced volatile price swings in the cost of materials, including in particular, the cost of lumber, cement, steel and drywall. Shortages and price increases could cause delays in and increase our costs of home construction. The Company generally is unable to pass on increases in construction costs to customers who have already entered into sales contracts, as those sales contracts generally fix the price of the homes at the time the contracts are signed, which may be in advance of the construction of the home. Sustained increases in construction costs may, over time, erode the Company’s gross margins from home sales, particularly if pricing competition restricts the ability to pass on any additional costs of materials or labor, thereby decreasing gross margins from home sales, which in turn could harm our operating results.

The residential construction industry also experiences labor shortages and disruptions from time to time, including: work stoppages; labor disputes; shortages in qualified trades people; lack of availability of adequate utility infrastructure and services; our need to rely on local subcontractors who may not be adequately capitalized or insured; and delays in availability, or fluctuations in prices, of building materials. Additionally, the Company could experience labor shortages as a result of subcontractors going out of business or leaving the residential construction market due to low levels of housing production and volumes. Any of these circumstances could give rise to delays in the start or completion of the Company’s communities, increase the cost of developing one or more of the Company’s communities and increase the construction cost of the Company’s homes. To the extent that market conditions prevent the recovery of increased costs, including, among other things, subcontracted labor, finished lots, building materials, and other resources, through higher sales prices, the Company’s gross margins from home sales and results of operations could be adversely affected. Increased costs of lumber, framing, concrete, steel and other building materials could cause increases in construction costs. The Company generally is unable to pass on increases in construction costs to customers who have already entered into sales contracts, as those sales contracts generally fix the price of the homes at the time the contracts are signed, which may be in advance of the construction of the home. Sustained increases in construction costs may, over time, erode the Company’s gross margins from home sales, particularly if pricing competition restricts the ability to pass on any additional costs of materials or labor, thereby decreasing gross margins from home sales.

Elimination or reduction of the tax benefits associated with owning a home could prevent potential customers from buying our homes and could adversely affect our business or financial results.

Changes in federal tax law may affect demand for new homes. Significant expenses of owning a home, including mortgage interest and real estate taxes, generally are deductible expenses for an individual’s federal and, in some cases, state income taxes, subject to certain limitations. If the federal government or a state government changes its income tax laws to eliminate or substantially modify these income tax deductions, the after-tax cost of owning a new home would increase for many potential customers. The resulting loss or reduction of homeowners’ tax deductions, if such tax law changes were enacted without offsetting provisions, could adversely affect demand for new homes. No meaningful prediction can be made as to whether any such proposals will be enacted and, if enacted, the particular form such laws would take, but enactment of such proposals may have an adverse effect on the homebuilding industry in general and on our business in particular.

Inflation could adversely affect the Company’s business, prospects, liquidity, financial condition or results of operations, particularly in a period of oversupply of homes or declining home sale prices.

Inflation can adversely affect the Company by increasing costs of land, materials and labor. However, the Company may be unable to offset these increases with higher sales prices. In addition, inflation is often accompanied by higher interest rates, which have a negative impact on housing demand. In such an environment, the Company may be unable to raise home prices sufficiently to keep up with the rate of cost inflation, and, accordingly, its margins could decrease. Furthermore, if we need to lower the price of our homes to meet demand, the value of our land inventory may decrease. Moreover, with inflation, the costs of capital can increase and purchasing power of the Company’s cash resources can decline. Efforts by the government to stimulate the economy may not be successful, but have increased the risk of significant inflation and its resulting adverse effect on the Company’s business, prospects, liquidity, financial condition or results of operations.

The Company’s business is seasonal in nature and quarterly operating results can fluctuate.

The Company’s quarterly operating results generally fluctuate by season. The Company typically achieves its highest new home sales orders in the spring and summer, although new homes sales order activity is also highly dependent on the number of active selling communities and the timing of new community openings. Because it typically takes the Company three to six months to construct a new home, the Company delivers a greater number of homes in the second half of the calendar year as sales orders convert to home deliveries. As a result, the Company’s revenues from homebuilding operations are higher in the second half of the year, particularly in the fourth quarter, and the Company generally experiences higher capital demands in the first half of the year when it incurs construction costs. If, due to construction delays or other causes, the Company cannot close its expected number of homes in the second half of the year, the Company’s financial condition and full year results of operations may be adversely affected.

The Company may be unable to obtain suitable bonding for the development of its communities.

The Company provides bonds in the ordinary course of business to governmental authorities and others to ensure the completion of its projects and/or in support of obligations to build community improvements such as roads, sewers, water systems and other utilities, and to support similar development activities by certain of our unconsolidated joint ventures. As a result of the deterioration in market conditions, surety providers have become increasingly reluctant to issue new bonds and some providers are requesting credit enhancements (such as cash deposits or letters of credit) in order to maintain existing bonds or to issue new bonds. The Company may also be required to provide performance bonds and/or letters of credit to secure our performance under various escrow agreements, financial guarantees and other arrangements. If the Company is unable to obtain performance bonds and/or letters of credit when required or the cost or operational restrictions or conditions imposed by issuers to obtain them increases significantly, the Company may not be able to develop or may be significantly delayed in developing a community or communities and/or may incur significant additional expenses, and, as a result, the Company’s business, prospects, liquidity, financial condition or results of operation could be materially and adversely affected.

We periodically conduct certain of our operations through unconsolidated joint ventures with independent third parties in which we do not have a controlling interest and we can be adversely impacted by joint venture partners’ failure to fulfill their obligations.

We have participated in land development joint ventures, or JVs, in which we have less than a controlling interest. We have entered into JVs in order to acquire attractive land positions, to manage our risk profile and to leverage our capital base. Our JVs are typically entered into with developers, other homebuilders and financial partners to develop finished lots for sale to the JV’s members and other third parties. However, our JV investments are generally very illiquid, due to a lack of a controlling interest in the JVs. In addition, our lack of a controlling interest results in the risk that the JV will take actions with which we disagree, or fail to take actions that we desire, including actions regarding the sale of the underlying property, which could materially and adversely affect the Company’s business, prospects, liquidity, financial condition or results of operation.

The Company is the managing member in joint venture limited liability companies and may become a managing member or general partner in future joint ventures, and therefore may be liable for joint venture obligations.

Certain of the Company’s active JVs are organized as limited liability companies. The Company is the managing member in some of these and may serve as the managing member or general partner, in the case of a limited partnership JV, in future JVs. As a managing member or general partner, the Company may be liable for a JV’s liabilities and obligations should the JV fail or be unable to pay these liabilities or obligations. These risks include, among others, that a partner in the JV may fail to fund its share of required capital contributions, that a partner may make poor business decisions or delay necessary actions, or that a partner may have economic or other business interests or goals that are inconsistent with our own.

Fluctuations in real estate values may require us to write–down the book value of our real estate assets.

The homebuilding industry is subject to significant variability and fluctuations in real estate values. As a result, the Company may be required to write-down the book value of certain real estate assets in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and some of those write downs could be material. Any material write–downs of assets could have a material adverse effect on our business, prospects, liquidity, financial condition or results of operations.

On February 24, 2012, the Company adopted fresh start accounting under ASC 852, and recorded all real estate inventories at fair value. Subsequent to February 24, 2012 and throughout each quarter of 2012 and the first quarter of 2013, there were no indicators of impairment, as sales prices and sales absorption rates have improved. For the year ended December 31, 2012 and the three months ended March 31, 2013, there were no impairment charges recorded.

During 2011, the Company incurred non-cash impairment losses on real estate assets amounting to $128.3 million. As required by U.S. GAAP, in connection with our emergence from the Chapter 11 Cases, we adopted the fresh start accounting provisions of ASC 852, effective February 24, 2012. Under ASC 852, the reorganization value represents the fair value of the entity before considering liabilities and approximates the amount a willing buyer would pay for the assets of the Company immediately after restructuring. The reorganization value is allocated to the respective fair value of assets. The Company engaged a third-party valuation firm to assist with the analysis of the fair value of the entity, and respective assets and liabilities. In conjunction with the valuation of all of the assets of the Company, the Company re-set the value on certain land holdings in the early stages of development, based on: (i) “as-is” development stages of the property instead of a discounted cash flow approach, (ii) relative comparables on similar stage properties that had recently sold, on a per acre basis, and (iii) location of the property, among other factors. As a result, the Company re-valued these particular assets as of February 24, 2012, and since the date of emergence from the Chapter 11 Cases is within six weeks of year end, management made the assumption that the values are approximately the same, and recorded the book value as fair value as of December 31, 2011. Therefore, the adjustment to fair value was made on December 31, 2011, with no subsequent adjustment necessary at February 24, 2012, on these particular assets. The difference between the new value applied to the property on December 31, 2011 and the carrying value as of December 31, 2011, was recorded as impairment loss on real estate assets.

In addition, the Company incurred non-cash impairment losses on real estate assets of $111.9 million for the year ended December 31, 2010. The Company assesses its projects on a quarterly basis, when indicators of impairment exist. Indicators of impairment include a decrease in demand for housing due to soft market conditions, competitive pricing pressures which reduce the average sales price of homes, which includes sales incentives for home buyers, sales absorption rates below management expectations, a decrease in the value of the underlying land and a decrease in projected cash flows for a particular project. The Company was required to write down the book value of its impaired real estate assets in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 360, Property, Plant and Equipment, or ASC 360.

Governmental laws and regulations may increase the Company’s expenses, limit the number of homes that the Company can build or delay completion of projects.

The Company is subject to numerous local, state, federal and other statutes, ordinances, rules and regulations concerning zoning, development, building design, construction and similar matters which impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular area, as well as governmental taxes, fees and levies on the acquisition and development of land parcels. These regulations often provide broad discretion to the administering governmental authorities as to the conditions we must meet prior to being approved, if approved at all. We are subject to determinations by these authorities as to the adequacy of water and sewage facilities, roads and other local services. New housing developments may also be subject to various assessments for schools, parks, streets and other public improvements. Although we do not typically purchase land that is not entitled, to the extent that projects that are not entitled, purchased lands may be subjected to periodic delays, changes in use, less intensive development or elimination of development in certain specific areas due to government regulations. The Company may also be subject to periodic delays, may be precluded entirely from developing in certain communities or may otherwise be restricted in our business activities due to building moratoriums or “slow-growth” or “no-growth” initiatives that could be implemented in the future in the states in which the Company operates. Such moratoriums can occur prior or subsequent to commencement of our operations, without notice or recourse. Local and state governments also have broad discretion regarding the imposition of development fees for projects in their jurisdiction. Projects for which the Company has received land use and development entitlements or approvals may still require a variety of other governmental approvals and permits during the development process and can also be impacted adversely by unforeseen health, safety, and welfare issues, which can further delay these projects or prevent their development. As a result, home sales could decline and costs increase, which could negatively affect the Company’s business, prospects, liquidity, financial condition and results of operations.

The Company is subject to environmental laws and regulations, which may increase costs, limit the areas in which the Company can build homes and delay completion of projects.

The Company is also subject to a variety of local, state, federal and other statutes, ordinances, rules and regulations concerning the environment. The particular environmental laws which apply to any given homebuilding site vary according to the site’s location, its environmental conditions and the present and former uses of the site, as well as adjoining properties. Environmental laws and conditions may result in delays, may cause the Company to incur substantial compliance and other costs, including significant fines and penalties for any violation, and can prohibit or severely restrict homebuilding activity in environmentally sensitive regions or areas, which could negatively affect the Company’s results of operations.

Under various environmental laws, current or former owners of real estate, as well as certain other categories of parties, may be required to investigate and clean up hazardous or toxic substances or petroleum product releases, and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination. In addition, in those cases where an endangered species is involved, environmental rules and regulations can result in the elimination of development in identified environmentally sensitive areas.

Risks Related to Our Capital Structure

We have substantial outstanding indebtedness and may incur additional debt in the future.

The Company is highly leveraged. At March 31, 2013, the total outstanding principal amount of our debt was $347.3 million. We also expect to enter into a new $100 million credit facility following completion of this offering. The Company’s high level of indebtedness could have detrimental consequences, including the following:

•

the ability to obtain additional financing as needed for working capital, land acquisition costs, building costs, other capital expenditures, or general corporate purposes, or to refinance existing indebtedness before its scheduled maturity, may be limited;

•	the Company will need to use a substantial portion of cash flow from operations to pay interest and principal on our indebtedness, which will reduce the funds available for other purposes;

•

if we are unable to comply with the terms of the agreements governing the indebtedness of the Company, the holders of that indebtedness could accelerate that indebtedness and exercise other rights and remedies against the Company;

•

if the Company has a higher level of indebtedness than some of its competitors, it may put the Company at a competitive disadvantage and reduce the Company’s flexibility in planning for, or responding to, changing conditions in the industry, including increased competition; and

•	the terms of any refinancing may not be as favorable as the debt being refinanced.

The Company cannot be certain that cash flow from operations will be sufficient to allow the Company to pay principal and interest on debt, support operations and meet other obligations. If the Company does not have the resources to meet these and other obligations, the Company may be required to refinance all or part of its outstanding debt, sell assets or borrow more money. The Company may not be able to do so on acceptable terms, in a timely manner, or at all. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of our assets on disadvantageous terms, potentially resulting in losses. Defaults under our debt agreements could have a material adverse effect on our business, prospects, liquidity, financial condition or results of operations.

The agreements governing our debt impose significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and taking some corporate actions.

The agreements governing our debt impose significant operating and financial restrictions. These restrictions limit our ability, among other things, to:

•	incur or guarantee additional indebtedness or issue certain equity interests;

•	pay dividends or distributions, repurchase equity or prepay subordinated debt;

•	make certain investments;

•	sell assets;

•	incur liens;

•	create certain restrictions on the ability of restricted subsidiaries to transfer assets;

•	enter into transactions with affiliates;

•	create unrestricted subsidiaries; and

•	consolidate, merge or sell all or substantially all of the Company’s assets.

In addition, we may in the future enter into other agreements refinancing or otherwise governing indebtedness which impose yet additional restrictions and covenants, including covenants limiting our ability to incur additional debt, make certain investments, reduce liquidity below certain levels, make distributions to our stockholders and otherwise affect our operating policies. These restrictions may adversely affect our ability to finance future operations or capital needs or to pursue available business opportunities. A breach of any of these covenants could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that indebtedness.

Risks Related to Ownership of Our Class A Common Stock and This Offering

Concentration of ownership of the voting power of our capital stock may prevent other stockholders from influencing corporate decisions and create perceived conflicts of interest.

Upon consummation of this offering, our common stock will consist of two classes: Class A and Class B. Holders of Class A Common Stock are entitled to one vote per share, and holders of Class B Common Stock are entitled to five votes per share, on all matters entitled to be voted on by our common stockholders. Immediately following completion of this offering, entities controlled by William H. Lyon will hold approximately 51.6% of the voting power of the Company, assuming exercise in full of the warrant to purchase additional shares of Class B Common Stock, through their ownership of 100% of the outstanding Class B Common Stock, a warrant to purchase 1,907,550 additional shares of Class B Common Stock and approximately 67,104 shares of Class A Common Stock. Additionally, immediately after this offering, Luxor, assuming that the underwriters do not exercise their option to purchase additional shares, and an affiliate of Paulson & Co. Inc., or Paulson, will hold approximately 9.2 million and 3.3 million shares of Class A Common Stock, representing 20.1% and 7.2% of the total voting power of the Company’s outstanding capital stock, respectively. Further, Luxor, Paulson and the entity affiliated with William H. Lyon, which collectively control approximately 78.9% of the total voting power of the Company’s outstanding capital stock, have entered into stockholder agreements effective upon the consummation of this offering with respect to the election of up to six seats on our board of directors, whereby each such stockholder has agreed to vote in favor of the director nominees supported by each of the other stockholders. The Company is not party to such agreements.

William H. Lyon, Luxor and Paulson may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This ownership concentration may adversely impact the trading of our capital stock because of a perceived conflict of interest that may exist, thereby depressing the value of our capital stock.

There has only been a limited public market for our Class A Common Stock, an active trading market for our Class A Common Stock may never develop following the offering and our common stock prices may be volatile and could decline substantially following this offering.

Prior to this offering, there has been a limited market for our Class A Common Stock. Although our Class A Common Stock has been approved for listing on The New York Stock Exchange in connection with this offering, we cannot guarantee that an active trading market will develop or be sustained after the offering. Accordingly, no assurance can be given as to the following:

•	the likelihood that an active trading market for shares of our Class A Common Stock will develop or be sustained;

•	the liquidity of any such market;

•	the ability of our stockholders to sell their shares of Class A Common Stock; or

•	the price that our stockholders may obtain for their Class A Common Stock.

If an active market does not develop or is not maintained, the market price of our Class A Common Stock may decline and you may not be able to sell your shares. Even if an active trading market develops for our Class A Common Stock subsequent to this offering, the market price of our Class A Common Stock may be highly volatile and subject to wide fluctuations. Our financial performance, government regulatory action, tax laws, interest rates and market conditions in general could have a significant impact on the future market price of our Class A Common Stock.

Some of the factors that could negatively affect or result in fluctuations in the market price of our Class A Common Stock include:

•	actual or anticipated variations in our quarterly operating results;

•	changes in market valuations of similar companies;

•	adverse market reaction to the level of our indebtedness;

•	additions or departures of key personnel;

•	actions by stockholders;

•	speculation in the press or investment community;

•	general market, economic and political conditions, including an economic slowdown or dislocation in the global credit markets;

•	our operating performance and the performance of other similar companies;

•	changes in accounting principles; and

•	passage of legislation or other regulatory developments that adversely affect us or the homebuilding industry.

The offering price per share of our Class A Common Stock offered under this prospectus may not accurately reflect the value of your investment.

Prior to this offering there has only been a limited market for our common stock. The offering price per share of our Class A Common Stock offered by this prospectus was negotiated among us, the selling stockholder and the underwriters. Factors considered in determining the price of our Class A Common Stock include:

•	the history and prospects of companies whose principal business is the design, construction and sale of single-family homes;

•	prior offerings of those companies;

•	our prospects for acquiring land parcels for development at attractive values;

•	our capital structure;

•	an assessment of our management and its experience in acquiring land parcels and designing, constructing and selling homes;

•	general conditions of the securities markets at the time of this offering; and

•	other factors we deemed relevant.

The offering price may not accurately reflect the value of our Class A Common Stock and may not be realized upon any subsequent disposition of the shares.

Future sales of our common stock by existing stockholders could cause the price of our Class A Common Stock to decline.

Any sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that such sales might occur, may cause the market price for our Class A Common Stock to decline. Upon completion of this offering, we will have 26,971,129 shares of Class A Common Stock and 3,813,885 shares of Class B Common Stock outstanding, excluding 576,633 shares of Class A Common Stock issuable upon the exercise of outstanding stock options and 1,907,550 shares of Class B Common Stock issuable upon the exercise of a warrant held by the holders of our Class B Common Stock. All of these shares, other than the shares of Class B Common Stock held by William H. Lyon through his management of Lyon Shareholder 2012, LLC, and certain shares of Class A Common Stock held by our directors and officers and other “affiliates”, as defined in Rule 144 of the Securities Act, or Rule 144, will be freely tradable without restriction under the Securities Act. These shares of Class B Common Stock and shares of Class A Common Stock held by our directors, officers and other affiliates are restricted securities under the Securities Act, and may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, to satisfy our obligations upon exercise of outstanding options or for other reasons. Any such future issuances of our common stock or convertible or other equity-linked securities will dilute the ownership interest of the holders of our Class A Common Stock. We cannot predict the size of future issuances of our common stock or other equity-related securities or the effect, if any, that they may have on the market price of our Class A Common Stock.

Each of our executive officers, directors and certain of our stockholders has agreed, subject to certain exceptions, to be bound by a lock-up agreement that prevents us and them from selling or transferring shares of our common stock during the 180-day period following this offering. Upon expiration of the lock-up period, these shares will be freely tradable in public markets, subject to the limitations of Rule 144 unless sold under the Company’s current shelf registration statement, which could depress the value of our Class A Common Stock. Moreover, Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. may, in their sole discretion, release any of the shares held by our executive officers, directors and other current stockholders from the restrictions of the lock-up agreement at any time without notice, which would allow the immediate sale of these shares in the market, subject to the limitations of Rule 144. See “Underwriting”.

We do not currently intend to pay dividends on our common stock.

We have not declared or paid any cash dividends on our common stock and we do not plan to do so in the foreseeable future. Any determination to pay dividends to the holders of our common stock will be at the discretion of our board of directors. Further, the payment of cash dividends is restricted under the terms of the Amended Term Loan and may be restricted under the terms of our proposed new credit facility and other future debt agreements. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future.

Investors in this offering will suffer immediate and substantial dilution of their investment.

The offering price of our common stock is higher than the net tangible book value per share of our Class A Common Stock outstanding upon the completion of this offering. Accordingly, if you purchase Class A Common Stock in this offering, you will experience immediate dilution of approximately $16.20 in the net tangible book value per share of our common stock, based upon the initial public offering price of $25.00 per share. This means that investors that purchase shares of our Class A Common Stock in this offering will pay a price per share that exceeds the per share net tangible book value of our assets.

Additionally, as of May 1, 2013, we have a warrant outstanding exercisable for an additional 1,907,550 shares of Class B Common Stock, at an exercise price of approximately $17.08 per share, and outstanding stock options to purchase 576,633 shares of the Company’s Class A Common Stock at an exercise price of $8.66 per share. To the extent the warrant or options are exercised, there will be further dilution.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds of this offering in ways that increase the value of your investment.

The price of our Class A Common Stock could be subject to volatility related or unrelated to our operations.

The market price of the Class A Common Stock may fluctuate substantially due to a variety of factors, including:

•	market perception of our ability to meet our growth projections and expectations;

•	actual or anticipated operating results of the Company and other companies in the same industry;

•	changes in expectations as to our future financial performance;

•	government regulatory action, changes in analyst or other ratings;

•	changes in the homebuilding industry and general valuations for homebuilding companies;

•	changes in interest rates or other government policies;

•	additions or departures of key personnel, trading volume in our common stock;

•	future incurrences of debt or sales of shares, changes in general conditions in the economy and the financial markets; and

•	other developments affecting our business and the business of others in our industry.

In addition, the stock market itself is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons related and unrelated to their operating performance and could have the same effect on our common stock.

Any of these factors could have a material adverse effect on your investment in our Class A Common Stock and our Class A Common Stock may trade at prices significantly below the offering price. As a result, you could lose some or all of your investment.

We will incur substantial costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could harm our operating results.

We recently became subject to the reporting requirements of the Securities and Exchange Commission, or the SEC. As a public company, we will incur significant legal, accounting and other expenses, including costs associated with public company reporting requirements. We also have incurred substantial expenses in connection with the preparation and filing of this registration statement. We will also incur costs associated with current corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, as well as rules implemented by the SEC or any stock exchange or inter-dealer quotations system on which our securities may be listed in the future. The expenses incurred by public companies for reporting and corporate governance purposes have increased dramatically in recent years. We expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are unable to currently estimate these costs with any degree of certainty. We also expect that these new rules and regulations may make it difficult and expensive for us to obtain director and officer liability insurance, and if we are able to obtain such insurance, we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage available to privately-held companies. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors’ views of us.

Ensuring that we have adequate internal financial and accounting controls and procedures in place to enable the Company to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We have begun the process of documenting, reviewing and improving our internal controls and procedures in order to meet the requirements of Section 404 of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal controls over financial reporting beginning with our annual report for the year ending December 31, 2013. We and our independent auditors will be testing our internal controls pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act and could, as part of that documentation and testing, identify areas for further attention or improvement. Implementing any appropriate changes to our internal controls may require additional personnel, specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems and require a significant period of time to complete.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We may in the future discover areas of our internal controls that need improvement. We cannot be certain that we will be successful in implementing or maintaining adequate internal control over our financial reporting and financial processes. Furthermore, as we grow our business, our internal controls will become more complex, and we will require significantly more resources to ensure our internal controls remain effective. Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect us.

Anti-takeover provisions in our corporate organizational documents, under Delaware law and in our debt covenants could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our capital stock.

Provisions in our corporate organizational documents may have the effect of delaying or preventing a change of control or changes in our management. Such provisions include, but are not limited to:

•	authorizing the issuance of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	any action to be taken by holders of our common stock must be effected at a duly called annual or special meeting and not by written consent;

•	special meetings of our stockholders can be called only by our board of directors, the Chairman of our board of directors, our Chief Executive Officer or our lead independent director;

•

vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director or by the stockholders entitled to vote at any annual or special meeting held in accordance with our bylaws;

•	our bylaws require advance notice of stockholder proposals and director nominations;

•	an amendment to our bylaws requires a supermajority vote of stockholders; and

•

after the conversion of all Class B Common Stock, our board of directors will be staggered into three separate classes, with classes fixed by the board, and, once staggered, the removal of directors requires a supermajority vote of stockholders.

These provisions may frustrate or prevent attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. See “Where You Can Find More Information” and “Description of Capital Stock” within this prospectus.

In addition, some of our debt covenants contained in the agreements governing our debt may delay or prevent a change in control.

Future offerings of debt securities, which would rank senior to our common stock upon our liquidation, and future offerings of equity securities, which may be senior to our common stock for purposes of liquidating and dividend distributions, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to make a dividend distribution to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our common stock in this offering bear the risk of our future offerings reducing the market price of our common stock and diluting their ownership interest in our company.

If securities or industry analysts do not publish, or cease publishing, research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

If a trading market for our Class A Common Stock develops, the trading market will be influenced by whether industry or securities analysts publish research and reports about us, our business, our market or our competitors and, if any analysts do publish such reports, what they publish in those reports. We may not obtain analyst coverage in the future. Any analysts who do cover us may make adverse recommendations regarding our stock, adversely change their recommendations from time to time, and/or provide more favorable relative recommendations about our competitors.

If any analyst who may cover us in the future were to cease coverage of our company or fail to regularly publish reports on us, or if analysts fail to cover us or publish reports about us at all, we could lose, or never gain, visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Non-U.S. holders may be subject to United States federal income tax on gain realized on the sale or disposition of shares of our Class A Common Stock.

The Company believes that it is a “United States real property holding corporation,” or USRPHC, for United States federal income tax purposes. If the Company is a USRPHC, non-U.S. holders (as defined in “Material United States Federal Income Tax Considerations” in this prospectus) may be subject to United States federal income tax (including withholding tax) upon a sale or disposition of our Class A Common Stock, if (i) our Class A Common Stock is not regularly traded on an established securities market, or (ii) our Class A Common Stock is regularly traded on an established securities market, and the non-U.S. holder owned, actually or constructively, Class A Common Stock with a fair market value of more than 5% of the total fair market value of such common stock throughout the shorter of the five-year period ending on the date of the sale or other disposition or the non-U.S. holder’s holding period for such common stock.

Other Risks

Because of the adoption of Debtor in Possession Accounting and Fresh Start Accounting, financial information for certain periods and periods subsequent thereto will not be comparable to financial information for other periods.

Upon the filing by the Company and certain of our direct and indirect wholly-owned subsidiaries of voluntary petitions under chapter 11 of Title 11 of the United States Code, as amended, or the Chapter 11 Petitions, we adopted Debtor in Possession Accounting, in accordance with ASC 852. Upon our emergence from the Chapter 11 Cases, we adopted Fresh Start Accounting, in accordance with ASC 852, pursuant to which the midpoint of the range of our reorganization value was allocated to our assets in conformity with the procedures specified by Accounting Standards Codification No. 805, Business Combinations. Accordingly, our financial statements for the period from December 19, 2011 through February 24, 2012 will not be comparable in many respects to our financial statements prior to December 19, 2011 or subsequent to February 24, 2012. The lack of comparable historical financial information may discourage investors from purchasing our securities. The lack of comparable historical financial information may discourage investors from purchasing our securities.

The Company may not be able to benefit from its tax attributes.

In connection with our emergence from Chapter 11 bankruptcy proceedings, we were able to retain the tax basis in our assets as well as a portion of our U.S. net operating loss and tax credit carryforwards, or the Tax Attributes. Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, provide an annual limitation with respect to the ability of a corporation to utilize its Tax Attributes against future U.S. taxable income in the event of a change in ownership. Implementation of the Plan upon our emergence from Chapter 11 bankruptcy proceedings triggered a change in ownership for purposes of Section 382 and our annual Section 382 limitation is $3.6 million. As a result, our future U.S. taxable income may not be fully offset by the Tax Attributes if such income exceeds our annual limitation, and we may incur a tax liability with respect to such income. In addition, subsequent changes in ownership for purposes of the Code could further diminish our ability to utilize Tax Attributes. Our tax attributes are reflected as a deferred tax asset for financial statement purposes, against which we have currently recorded a full valuation allowance.

Future terrorist attacks against the United States or increased domestic or international instability could have an adverse effect on our operations.

Adverse developments in the war on terrorism, future terrorist attacks against the United States, or any outbreak or escalation of hostilities between the United States and any foreign power, including the armed conflicts in Iraq and Afghanistan, may cause disruption to the economy, our Company, our employees and our customers, which could adversely affect our revenues, operating expenses and financial condition.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Investors are cautioned that this prospectus and any accompanying prospectus supplement contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Statements which are predictive in nature, which depend upon or refer to future events or conditions, or which include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “hopes” and similar expressions constitute forward-looking statements. In addition, any statements concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects and possible future Company actions, which may be provided by management are also forward-looking statements as defined in the Securities Act. Forward-looking statements are based upon expectations and projections about future events and are subject to assumptions, risks and uncertainties about, among other things, the Company, economic and market factors and the homebuilding industry.

Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a number of factors. The principal factors that could cause the Company’s actual performance and future events and actions to differ materially from such forward-looking statements include, but are not limited to, worsening in general economic conditions either nationally or in regions in which the Company operates, worsening in markets for residential housing, the Company’s ability to acquire land at reasonable prices, changes in home mortgage interest rates or limitations on the availability of mortgage financing, difficulty in obtaining sufficient capital for completion of projects, increases in the Company’s cancellation rate, a decrease in the value of the Company’s land inventory, competition in the homebuilding industry, any construction defect, soil subsidence and building-related and other claims asserted against the Company, inability to obtain suitable bonding for the development of the Company’s communities, changes in prices of homebuilding materials, labor shortages, adverse weather conditions, the occurrence of events such as landslides, soil subsidence and earthquakes that are uninsurable, not economically insurable or not subject to effective indemnification agreements, changes in governmental laws and regulations, inability to comply with financial and other covenants under the Company’s debt instruments, whether the Company is able to refinance the outstanding balances of its debt obligations at their maturity, the Company’s ability to use its deferred tax assets and the timing of receipt of regulatory approvals and the opening of projects. These and other risks and uncertainties are more fully described in the section in the prospectus entitled “Risk Factors.” While it is impossible to identify all such factors, factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those factors or conditions described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The Company’s past performance or past or present economic conditions in the Company’s housing markets are not indicative of future performance or conditions. Investors are urged not to place undue reliance on forward-looking statements. In addition, the Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events or changes to projections over time unless required by federal securities laws.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $149.9 million at the initial public offering price of $25.00 per share and after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for growth capital, including the acquisition of land currently under contract or non-binding letters of intent, and for general corporate purposes.

Prior to application of the proceeds described above, we may hold any net proceeds in cash or invest them in short-term securities or investments.

We will not receive any of the net proceeds from the sale of shares of our Class A Common Stock in this offering by the selling stockholder, including any net proceeds from the sale of shares sold by the selling stockholder in connection with the exercise of the underwriters’ option to purchase additional shares.

DIVIDEND POLICY

We do not intend to pay dividends on our common stock in the near future. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors. Additionally, the payment of cash dividends is restricted under the terms of the agreements governing our debt.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2013:

•	on an actual basis;

•	on a pro forma basis to give effect to the Common Stock Recapitalization; and

•

on a pro forma as adjusted basis to give further effect to the issuance and sale by us of 6,525,000 shares of our Class A Common Stock in this offering at the initial public offering price of $25.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with “Use of Proceeds”, “Selected Historical Consolidated Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related included elsewhere in this prospectus.

	As of March 31, 2013
(In thousands, except per share amounts)	Actual (unaudited)	Pro Forma (unaudited)(1)	Pro Forma as adjusted (unaudited)(1)
Cash and cash equivalents	$66,404	$65,056	$214,936

Debt:
8.5% Senior Notes due November 15, 2020	325,000	325,000	325,000

Construction notes payable	22,269	22,269	22,269

Total debt	347,269	347,269	347,269

Redeemable Convertible Preferred Stock, par value $0.01 per share, 80,000,000 shares authorized, 77,005,744 issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	71,571	—	—

Equity:
William Lyon Homes stockholders’ equity
Preferred Stock, par value $0.01 per share, no shares authorized, no shares issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Class A Common Stock, par value $0.01 per share, 340,000,000 shares authorized, 70,121,378 issued and outstanding, actual; 150,000,000 shares authorized, 20,446,129 shares issued and outstanding, pro forma; 150,000,000 shares authorized, 26,971,129 shares issued and outstanding, pro forma as adjusted	701	204	270
Class B Common Stock, par value $0.01 per share, 50,000,000 shares authorized, 31,464,548 issued and outstanding, actual; 30,000,000 shares authorized, 3,813,885 shares issued and outstanding, pro forma and pro forma as adjusted	315	38	38
Class C Common Stock, par value $0.01 per share, 120,000,000 shares authorized, 16,020,338 issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	160	—	—
Class D Common Stock, par value $0.01 per share, 30,000,000 shares authorized, 3,084,585 issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	31	—	—
Additional paid-in capital	73,418	144,606	294,420
Accumulated deficit	(15,124)	(15,124)	(15,124)

Total William Lyon Homes stockholders’ equity	59,501	129,724	279,603

Noncontrolling interest	9,594	9,594	9,594

Total equity	69,095	139,318	289,197

Total capitalization	487,935	486,587	636,466

(1)	Reflects a cash payment of $1,347,688 by the Company to the holders of Convertible Preferred Stock upon conversion of our outstanding shares of Convertible Preferred Stock into Class A Common Stock, which represents the amount of accrued but unpaid preferred stock dividends as of March 31, 2013.

The outstanding share information in the table above excludes the following:

•	576,633 shares of Class A Common Stock issuable upon exercise of outstanding stock options, of which 384,422 were vested as of May 1, 2013;

•	2,389,058 additional shares of Class A Common Stock that are reserved for future issuance under our incentive award plan; and

•	1,907,550 shares of Class B Common Stock issuable to the holder of our Class B Common Stock upon exercise of a warrant entitling such holder to purchase additional shares of Class B Common Stock.

DILUTION

If you invest in our Class A Common Stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A Common Stock in this offering and the net tangible book value per share of our Class A Common Stock after this offering. Our net tangible book value represents total tangible assets less total liabilities and Convertible Preferred Stock, all divided by the number of shares of common stock outstanding on May 1, 2013. As of March 31, 2013, we had a historical net tangible book value of $50.9 million, or $0.41 per share of common stock. Our pro forma net tangible book value at March 31, 2013, before giving effect to this offering, was $121.1 million, or $4.99 per share of our common stock. Pro forma net tangible book value, before the issuance and sale of shares in this offering, gives effect to the Common Stock Recapitalization.

After giving effect to the sale of shares of Class A Common Stock in this offering at the initial public offering price of $25.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value at March 31, 2013 would have been approximately $271.0 million, or $8.80 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $3.81 per share to existing stockholders and an immediate dilution of $16.20 per share to new investors. The following table illustrates this per share dilution:

Initial public offering price per share	$25.00
Historical net tangible book value per share as of March 31, 2013	0.41
Pro forma increase in net tangible book value per share	4.58
Pro forma net tangible book value per share as of March 31, 2013	4.99
Increase in pro forma net tangible book value per share attributable to new investors	3.81
Pro forma as adjusted net tangible book value per share after this offering	8.80
Dilution in pro forma net tangible book value per share to new investors participating in this offering	16.20

If the underwriters exercise their option to purchase up to 1,305,000 additional shares of Class A Common Stock in this offering from us and the selling stockholder, our pro forma as adjusted net tangible book value per share after giving effect to our initial public offering would be approximately $9.10 per share, and the dilution in pro forma net tangible book value per share to investors in our initial public offering would be approximately $15.90 per share.

The discussion and table above exclude, as of May 1, 2013:

•	576,633 shares of Class A Common Stock issuable upon exercise of outstanding stock options, of which 384,422 were vested as of May 1, 2013;

•	2,389,058 additional shares of Class A Common Stock that are reserved for future issuance under our incentive award plan; and

•	1,907,550 shares of Class B Common Stock issuable to the holder of our Class B Common Stock upon exercise of a warrant entitling such holder to purchase additional shares of Class B Common Stock.

UNAUDITED PRO FORMA OPERATING STATEMENTS

(in thousands except number of shares and per share amounts)

The following unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 2012 and 2011 and the accompanying notes thereto have been prepared to illustrate the effects of certain adjustments related to the consummation of the Plan, giving effect to the adjustments as if the Company had emerged from bankruptcy on January 1, 2011. The pro forma adjustments and certain assumptions underlying these adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed consolidated statements of operations.

The unaudited pro forma condensed consolidated statements of operations does not purport to project our future operating results as of any future date or for any future period. The unaudited pro forma condensed consolidated statements of operations are also not necessarily indicative of what our results of operations would have been if the effectiveness of the Plan had actually occurred as of January 1, 2011.

	Period Ended December 31, 2012	Plan of Reorganization Adjustments		Pro forma Year Ended December 31, 2012	Year Ended December 31, 2011	Plan of Reorganization Adjustments		Pro forma Year Ended December 31, 2011
Operating revenue
Home sales	$261,297	—		$261,297	$207,055	—		$207,055
Lots, land and other sales	104,325	—		104,325	—	—		—
Construction services	32,708	—		32,708	19,768	—		19,768

	398,330	—		398,330	226,823	—		226,823

Operating costs
Cost of sales—homes	(217,801)	524	(a)	(217,277)	(184,489)	982	(f)	(183,507)
Cost of sales—lots, land and other	(94,786)	—		(94,786)	(4,234)	—		(4,234)
Impairment loss on real estate assets	—	—		—	(128,314)	—		(128,314)
Construction services	(29,639)	—		(29,639)	(18,164)	—		(18,164)
Sales and marketing	(15,872)	—		(15,872)	(16,848)	—		(16,848)
General and administrative	(29,397)	—		(29,397)	(22,411)	—		(22,411)
Amortization of intangible assets	(5,757)	4,084	(b)	(1,673)	—	(3,151	)(g)	(3,151)
Other	(3,096)	—		(3,096)	(3,983)	—		(3,983)

	(396,348)	4,608		(391,740)	(378,443)	(2,169)		(380,612)

Equity in income of unconsolidated joint ventures	—	—		—	3,605	—		3,605

Operating income (loss)	1,982	4,608		6,590	(148,015)	(2,169)		(150,184)
Loss on extinguishment of debt	(1,392)	—		(1,392)	—	—		—
Interest expense, net of amounts capitalized	(11,634)	363	(c)	(11,271)	(24,529)	9,778	(h)	(14,751)
Other income, net	1,758	—		1,758	838	—		838

Loss before reorganization items and provision for income taxes	(9,286)	4,971		(4,315)	(171,706)	7,609		(164,097)
Reorganization items, net	230,933	(230,933	)(d)	—	(21,182)	21,182	(i)	—

Income (loss) before provision for income taxes	221,647	(225,962)		(4,315)	(192,888)	28,791		(164,097)
Provision for incomes taxes	(11)	—		(11)	(10)	—		(10)

Net income (loss)	221,636	(225,962)		(4,326)	(192,898)	28,791		(164,107)
Less: Net income attributable to noncontrolling interest	(2,112)	—		(2,112)	(432)	—		(432)

Net income (loss) attributable to William Lyon Homes	219,524	(225,962)		(6,438)	(193,330)	28,791		(164,539)
Preferred stock dividends	(2,743)	(459	)(e)	(3,202)	—	(3,023	)(j)	(3,023)

Net income (loss) available to common stockholders	$216,781	$(226,421)		$(9,640)	$(193,330)	$25,768		$(167,562)

Income (loss) per common share, basic and diluted	$2.10	—		$(0.10)	$(193,330)	—		$(1.81)
Weighted average common shares outstanding, basic and diluted	103,037,842	—		101,434,476	1,000	92,367,169	(k)	92,368,169
Weighted average additional common shares outstanding if preferred shares converted to common shares	68,002,529	—		67,526,058	—	64,831,831	(k)	64,831,831

(a)	Reflects adjustments made to cost of sales based on the fair value of inventory per the plan or reorganization. Adjustments were made to real estate inventories on a per project basis, were allocated pro rata to the number of homes in the project, and relieved to cost of sales based on the number of homes closed during the period.
(b)	Reflects the adjustment to amortization of intangible assets based on the Company emerging from Chapter 11 on January 1, 2011. The adjustment is comprised primarily of $4.0 million relating to amortization of homes in backlog that would have been fully amortized in the prior year, as well as adjustments to amortization of construction management contracts and joint venture management contracts for the period from January 1, 2012 through February 24, 2012.
(c)	Reflects the adjustment to interest expense based on the Prepetition Term Loan of $206.0 million at 14% interest and the Old Notes of $283.5 million at interest rates between 7.5% and 10.75%, post-bankruptcy emergence Amended Term Loan of $235.0 million at 10.25% interest, zero Old Notes and New Notes of $75.0 million at 12% interest for the period from January 1, 2012 through February 24, 2012.
(d)	Reflects the reversal of reorganization items comprised of cancellation of debt of $298.9 million, plan implementation adjustments of $49.3 million, professional fees of $9.7 million and write-off of deferred loan costs of $8.3 million.
(e)	Reflects the amount of preferred stock dividends that would have been accrued for the period from January 1, 2012 through February 24, 2012.
(f)	Reflects adjustments made to cost of sales based on the fair value of inventory per the plan of reorganization. Adjustments were made to real estate inventories on a per project basis, were allocated pro rata to the number of homes in the project, and relieved to cost of sales based on the number of homes closed during the year.
(g)	Reflects the adjustment to amortization of intangible assets based on the Company emerging from Chapter 11 on January 1, 2011. The Company would have recorded intangible assets relating to homes in backlog with a fair value of $2.4 million, which would have been fully amortized during the 2011 period, as all the homes in backlog at January 1, 2011 closed during the 2011 period. Additionally, the Company would have recorded intangible assets relating to construction management contracts of $4.6 million and joint venture management contracts of $0.8 million and would have recorded amortization expense based on the number of homes closed of $0.6 million and $0.2 million respectively.
(h)	Reflects the adjustment to interest expense based on California Lyon’s pre-bankruptcy petition loan agreement with ColFin WLH Funding, LLC and certain other lenders, or the Prepetition Term Loan, of $206.0 million at 14% interest and Old Notes of $283.5 million at interest rates between 7.5% and 10.75% versus the Amended Term Loan of $235.0 million at 10.25% interest, no outstanding balance on Old Notes and New Notes of $75.0 million at 12% interest for the 2011 period.
(i)	Reflects the reversal of reorganization items, which is comprised of legal and professional fees incurred in connection with the Chapter 11 cases.
(j)	Reflects the amount of preferred stock dividends that would have been accrued had the Company emerged from Chapter 11 on January 1, 2011.
(k)	Reflects the weighted average common shares outstanding in accordance with the plan of reorganization.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth certain of the Company’s historical financial data. The selected historical consolidated statement of operations data, other financial data and operating data as of December 31, 2012 and 2011 and for the period from February 25, 2012 through December 31, 2012, the period from January 1, 2012 through February 24, 2012 and the years ended December 31, 2011 and 2010 has been derived from the Company’s audited consolidated financial statements and the related notes included elsewhere herein. The selected historical consolidated financial data as of December 31, 2010, 2009 and 2008 and for the years ended December 31, 2009 and 2008 has been derived from the Company’s audited financial statements for such years, which are not included herein. The selected historical consolidated statement of operations data, other financial data and operating data for the quarterly period ended March 31, 2013 and the period from February 25, 2012 through March 31, 2012 and balance sheet data as of March 31, 2013 have been derived from our unaudited financial statements and the related notes included elsewhere herein.

Unless otherwise stated or the context otherwise requires, any reference hereinafter to the “Successor” reflects the operations of the Company post-emergence from February 25, 2012, or the Emergence Date, through March 31, 2012 and December 31, 2012 as applicable, and any reference to the “Predecessor” refers to the operations of the Company prior to the Emergence Date. As a result of the consummation of the Plan on the Emergence Date, the Company adopted Fresh Start Accounting in accordance with ASC 852.

The selected historical consolidated financial data set forth below are not necessarily indicative of the results of future operations. Fresh start accounting required us to value our assets and liabilities to their related fair values. In addition, we adjusted our accumulated deficit to zero at the Emergence Date. Items such as accumulated depreciation, amortization and accumulated deficit were reset to zero. We allocated the reorganization value to the individual assets and liabilities based on their estimated fair values. Items such as accounts receivable, prepaid and other assets, accounts payable, certain accrued liabilities and cash, whose fair values approximated their book values, reflected values similar to those reported prior to emergence from bankruptcy. Items such as real estate inventories, property, plant and equipment, certain notes receivable, certain accrued liabilities and notes payable were adjusted from amounts previously reported. Because we adopted fresh start accounting at emergence and because of the significance of liabilities subject to compromise that were relieved upon emergence from bankruptcy, the historical financial statements of the Predecessor and the financial statements of the Successor are not comparable. Refer to the notes to our consolidated financial statements included in this prospectus for further details relating to fresh start accounting.

You should read this summary in conjunction with the discussion under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical consolidated financial statements and accompanying notes included elsewhere herein.

	Successor(1)			Predecessor(1)
($ in thousands except per share data)	Three Months Ended March 31, 2013 (unaudited)	Period from February 25, through December 31, 2012	Period From February 25, through March 31, 2012 (unaudited)	Period from January 1, through February 24, 2012	Year Ended December 31,
					2011	2010	2009	2008
Statement of Operations Data:
Revenues
Home Sales	$76,434	$244,610	$15,109	$16,687	$207,055	$266,865	$253,874	$468,452
Lots, land and other sales	—	104,325	—	—	—	17,204	21,220	39,512
Construction services	4,419	23,825	3,195	8,883	19,768	10,629	34,149	18,114

Total revenues	80,853	372,760	18,304	25,570	226,823	294,698	309,243	526,078

Operating income (loss)	(812)	4,666	(2,962)	(2,684)	(148,015)	(117,843)	(161,301)	(193,859)
Loss before reorganization items and (provision) benefit from income taxes	(2,009)	(4,325)	(4,629)	(4,961)	(171,706)	(135,867)	(122,861)	(163,676)
Reorganization items, net(2)	(464)	(2,525)	(353)	223,458	(21,182)	—	—	—
Net (loss) income	(2,473)	(6,861)	(4,982)	228,497	(192,898)	(135,455)	(20,593)	(122,084)
Net (loss) income available to common stockholders	$(3,522)	$(11,602)	$(5,351)	$228,383	(193,330)	$(136,786)	$(20,525)	$(111,638)

(Loss) income per common share:
Basic and diluted	$(0.03)	$(0.11)	$(0.06)	$228,383	$(193,330)	$(136,786)	$(20,525)	$(111,638)
Weighted average common shares outstanding
Basic and diluted:	120,300,654	103,037,842	92,368,169	1,000	1,000	1,000	1,000	1,000
Other Financial Data:
Adjusted homebuilding gross margin(3)	$17,738	$64,135	$3,173	$3,449	$40,468	$57,876	$52,366	$67,083
Adjusted homebuilding gross margin percentage(3)	23.2%	26.2%	21.0%	20.7%	19.6%	21.7%	20.6%	14.3%
Adjusted EBITDA(4)	$4,593	$39,792	$(728)	$(8,435)	$(21,357)	$16,612	$(95,666)	$3,191
Adjusted EBITDA margin percentage(5)	5.7%	10.7%	(4.0%)	(33.0%)	(9.4%)	4.5%	(30.9%)	0.6%
Operating Data (including consolidated joint ventures) (unaudited):
Number of net new home orders	361	956	146	175	669	650	869	1,221
Number of homes closed	268	883	61	67	614	760	915	1,260
Average sales price of homes closed	$285	$277	$248	$249	$337	$351	$278	$372
Cancellation rates	12%	15%	8%	8%	18%	19%	21%	28%
Average number of sales locations	23	18	20	20	19	18	25	44
Backlog at end of period, number of homes(6)	498	406	332	246	139	84	194	240
Backlog at end of period, aggregate sales value(6)	$170,798	$115,449	$79,408	$63,434	$29,329	$30,077	$56,472	$80,750

	Successor(1)		Predecessor(1)
	March 31, 2013	December 31, 2012	December 31
			2011	2010	2009	2008
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$66,404	$71,075	$20,061	$71,286	$117,587	$67,017
Real estate inventories—Owned	439,491	421,630	398,534	488,906	523,336	754,489
Real estate inventories—Not owned	39,029	39,029	47,408	55,270	55,270	107,763
Total assets	598,906	581,147	496,951	649,004	860,099	1,044,843
Total debt	347,269	338,248	563,492	519,731	590,290	670,905
Redeemable convertible preferred stock	71,571	71,246	—	—	—	—
Total William Lyon Homes stockholders’ equity (deficit)	59,501	62,712	(179,516)	13,814	150,600	171,125

(1)	Successor refers to William Lyon Homes and its consolidated subsidiaries on and after the Emergence Date, after giving effect to: (i) the cancellation of shares of our common stock issued prior to February 25, 2012; (ii) the issuance of shares of new common stock, and settlement of existing debt and other adjustments in accordance with the Plan; and (iii) the application of fresh start accounting. Predecessor refers to William Lyon Homes and its consolidated subsidiaries up to the Emergence Date. In relation to the adoption of fresh start accounting in conjunction with the confirmation of the Plan, the results of operations for 2012 separately present the period from January 1, 2012 through February 24, 2012 as the pre-bankruptcy emergence, predecessor entity and the periods from February 25, 2012 through March 31, 2012 and from February 25, 2012 through December 31, 2012 as the successor entity. As such, the application of fresh start accounting as described in Note 2 of the “Notes to Consolidated Financial Statements” is reflected in the period from February 25, 2012 through December 31, 2012 and not the period from January 1, 2012 through February 24, 2012. Certain statistics including (i) net new home orders, (ii) average number of sales locations, (iii) backlog, (iv) number of homes closed, (v) homes sales revenue and (vi) average sales price of homes closed are not affected by the fresh start accounting.
(2)	The Company recorded reorganization items of $(0.5) million, $(2.5) million, $(0.4) million, $233.5 million and $(21.2) million during the three months ended March 31, 2013, the period from February 25, 2012 through December 31, 2012, the period from February 25, 2012 through March 31, 2012, the period from January 1, 2012 through February 24, 2012, and the year ended December 31, 2011, respectively. See Note 4 of “Notes to Consolidated Financial Statements.”
(3)	Adjusted homebuilding gross margin is a non-U.S. GAAP financial measure used by management and our local divisions in evaluating operating performance and in making strategic decisions regarding sales pricing, construction and development pace, product mix and other operating decisions. We believe this information is meaningful as it isolates the impact that interest has on homebuilding gross margin and permits investors to make better comparisons with our competitors, who also break out and adjust gross margins in a similar fashion. A reconciliation of adjusted homebuilding gross margin to homebuilding gross margin is provided as follows:

	Successor(1)				Predecessor(1)
	Three Months Ended March 31, 2013 (unaudited)	Three Months Ended December 31, 2012	Period from February 25, through March 31, 2012 (unaudited)	Period from February 25 through December 31, 2012	Period from January 1 through February 24, 2012	Three Months Ended December 31, 2011	Year Ended December 31,
							2011	2010	2009	2008
(dollars in thousands)
Home sales revenue	$76,434	$98,633	$15,109	$244,610	$16,687	$58,983	$207,055	$266,865	$253,874	$468,452
Cost of home sales	(63,328)	(81,048)	(13,063)	(203,203)	(14,598)	(54,849)	(184,489)	(225,751)	(219,486)	(439,276)

Homebuilding gross margin	13,106	17,585	2,046	41,407	2,089	4,134	22,566	41,114	34,388	29,176
Add: Interest in cost of sales	4,632	11,528	1,127	22,728	1,360	6,565	18,082	16,762	17,978	37,907

Adjusted homebuilding gross margin	$17,738	$29,113	$3,173	$64,135	$3,449	$10,699	$40,648	$57,876	$52,366	$67,083

Adjusted homebuilding gross margin percentage	23.2%	29.5%	21.0%	26.2%	20.7%	18.1%	19.6%	21.7%	20.6%	14.3%

(4)	Adjusted EBITDA is a financial measure that is not prepared in accordance with U.S. GAAP. Adjusted EBITDA means net (loss) income plus (i) provision for (benefit from) income taxes, (ii) interest expense, (iii) amortization of capitalized interest included in cost of sales, (iv) non-cash impairment charges, (v) gain (loss) on retirement of debt, (vi) loss on sale of fixed assets, (vii) depreciation and amortization, (viii) distributions of income from unconsolidated joint ventures less equity in income of unconsolidated joint ventures, (ix) equity in (income) loss of unconsolidated joint ventures less equity in income of unconsolidated joint ventures, (x) stock based compensation expense and (xi) non-cash reorganization items. Other companies may calculate adjusted EBITDA differently. Adjusted EBITDA is presented herein because management believes the presentation of adjusted EBITDA provides useful information to the Company’s investors regarding the Company’s financial condition and results of operations because adjusted EBITDA is a widely utilized indicator of a company’s operating performance. Adjusted EBITDA should not be considered as an alternative for net (loss) income, cash flows from operating activities and other consolidated income or cash flow statement data prepared in accordance with U.S. GAAP or as a measure of profitability or liquidity. A reconciliation of net (loss) income attributable to the Company to adjusted EBITDA is provided as follows:

	Successor(1)			Predecessor(1)
	Three Months Ended March 31, 2013 (unaudited)	Period from February 25, through December 31, 2012	Period From February 25, through March 31, 2012 (unaudited)	Period from January 1, through February 24, 2012	Year Ended December 31,
					2011	2010	2009	2008
Net (loss) income attributable to William Lyon Homes	$(2,548)	$(8,859)	$(5,059)	$228,383	$(193,330)	$(136,786)	$(20,525)	$111,638
Provision for (benefit from) income taxes	—	11	—	—	10	(412)	(101,908)	(41,592)
Interest expense
Interest incurred	7,151	30,526	4,234	7,145	61,464	62,791	48,782	66,748
Interest capitalized	(5,867)	(21,399)	(2,520)	(4,638)	(36,935)	(39,138)	12,880	(42,308)
Amortization of capitalized interest included in cost of sales	4,632	27,791	1,127	1,360	18,082	16,762	17,978	37,907
Non-cash impairment charge	—	—	—	—	128,314	111,860	45,269	141,207
Gain (loss) on extinguishment of debt	—	1,392	—	—	—	(5,572)	(78,144)	(54,044)
Loss on sale of fixed assets	—	—	—	—	83	122	3,009	—
Depreciation and amortization	914	6,631	1,490	586	3,875	3,718	1,493	2,218
Distributions of income from unconsolidated joint ventures	—	—	—	—	685	4,183	840	816
Equity in (income) loss of unconsolidated joint ventures	—	—	—	—	(3,605)	(916)	420	3,877
Stock-based compensation	311	3,699	—	—	—	—	—	—
Non-cash reorganization items	—	—	—	(241,271)	—	—	—	—

Adjusted EBITDA	$4,593	$39,792	$(728)	$(8,435)	$(21,357)	$16,612	$(95,666)	$3,191

(5)	Adjusted EBITDA margin percentage is calculated as Adjusted EBITDA, as defined in (4) above, divided by total revenues during the period.
(6)	Backlog consists of homes sold under pending sales contracts that have not yet closed, some of which are subject to contingencies, including mortgage loan approval and the sale of existing homes by customers. There can be no assurance that homes sold under pending sales contracts will close. Of the total homes sold subject to pending sales contracts as of March 31, 2013 and December 31, 2012, 416 and 352, respectively, represent homes completed or under construction and 82 and 54, respectively, represent homes not yet under construction.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of results of operations and financial condition should be read in conjunction with the “Selected Historical Consolidated Financial Data,” the “Consolidated Financial Statements,” the “Notes to Consolidated Financial Statements,” and other financial information appearing elsewhere in this prospectus. As used herein, “on a consolidated basis” means the total of operations in wholly-owned projects and in consolidated joint venture projects.

Except where otherwise noted, the information in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” does not give effect to Common Stock Recapitalization.

Overview

The Company is one of the largest Western U.S. regional homebuilders. Headquartered in Newport Beach, California, the Company is primarily engaged in the design, construction, marketing and sale of single-family detached and attached homes in California, Arizona, Nevada and Colorado. The Company’s core markets include Orange County, Los Angeles, San Diego, the San Francisco Bay Area, Phoenix, Las Vegas and Denver. The Company has a distinguished legacy of more than 55 years of homebuilding operations, over which time it has sold in excess of 75,000 homes. For the three months ended March 31, 2013, or the first quarter of 2013, the Company had revenues from homes sales of $76.4 million, a 140% increase from $31.8 million for the three months ended March 31, 2012, which includes the “Predecessor” entity from January 1, 2012 through February 24, 2012, and the “Successor” entity from February 25, 2012 through March 31, 2012, or the first quarter of 2012, on a consolidated basis, which includes results from all five reportable operating segments. The Company had net new home orders of 361 homes in the first quarter of 2013, a 12% increase from 321 in the first quarter of 2012, and the average sales price for homes closed increased 15% to $285,200 in the first quarter of 2013 from $248,400 in the first quarter of 2012. For the year ended December 31, 2012, which includes the “Predecessor” entity from January 1, 2012 through February 24, 2012, and the “Successor” entity from February 25, 2012 through December 31, 2012, or the 2012 period, on a combined basis, which includes results from all five reportable operating segments, the Company had revenues from homes sales of $261.3 million, a 26% increase from $207.1 million for the year ended December 31, 2011, or the 2011 period. The Company had net new home orders of 1,131 homes in the 2012 period, a 69% increase from 669 in the 2011 period, and the average sales price for homes closed decreased 18% to $275,100 in the 2012 period from $337,200 in the 2011 period.

The Company acquired Village Homes of Denver, Colorado on December 7, 2012, which marked the beginning of the Colorado segment. Financial data included herein as of December 31, 2012, and for the period from February 25, 2012 through December 31, 2012, includes operations of the Colorado segment from December 7, 2012 (date of acquisition) through December 31, 2012.

Chapter 11 Reorganization

On December 19, 2011, William Lyon Homes, or Parent, and certain of its direct and indirect wholly-owned subsidiaries filed voluntary petitions, or the Chapter 11 Petitions, in the U.S. Bankruptcy Court for the District of Delaware, or the Bankruptcy Court, to seek approval of the Plan, of Parent and certain of its subsidiaries. Prior to filing the Chapter 11 Petitions, Parent’s wholly-owned subsidiary, William Lyon Homes, Inc., or California Lyon, was in default under the Prepetition Term Loan, due to its failure to comply with certain financial covenants in the Prepetition Term Loan. In addition, the Company became increasingly uncertain of its ability to repay or refinance its then-outstanding 7 5/8% Senior Notes when they matured on December 15, 2012. Beginning in April 2010, California Lyon entered into a series of amendments and temporary waivers with the lenders under the Prepetition Term Loan related to these defaults, which prevented acceleration of the indebtedness outstanding under the Prepetition Term Loan and enabled the Company to negotiate a financial reorganization to be implemented through the bankruptcy process with its key constituents prior to the Chapter 11 Petitions. The Chapter 11 Petitions were jointly administered under the caption In re William Lyon Homes, et al., Case No. 11-14019, or the Chapter 11 Cases. The sole purpose of the Chapter 11 Cases was to restructure the debt obligations and strengthen the balance sheet of the Parent and certain of its subsidiaries.

On February 10, 2012, the Bankruptcy Court confirmed the Plan. On February 25, 2012, Parent and its subsidiaries consummated the principal transactions contemplated by the Plan, including:

•

the issuance of 44,793,255 shares of Parent’s new Class A Common Stock, $0.01 par value per share, or the Class A Common Stock, and $75 million aggregate principal amount of Old Notes, issued by California Lyon, in exchange for the claims held by the holders of the formerly outstanding notes of California Lyon;

•

the amendment of the Prepetition Term Loan, or the Amended Term Loan, which resulted, among other things, in the increase in the principal amount outstanding under the Prepetition Term Loan, the reduction in the interest rate payable under the Prepetition Term Loan, and the elimination of any prepayment penalty under the Prepetition Term Loan;

•

the issuance, in exchange for cash and land deposits of $25 million, of 31,464,548 shares of Parent’s new Class B Common Stock, $0.01 par value per share, or Class B Common Stock, and a warrant to purchase 15,737,294 shares of Class B Common Stock;

•

the issuance of 64,831,831 shares of Parent’s new Convertible Preferred Stock, $0.01 par value per share, or Convertible Preferred Stock, and 12,966,366 shares of Parent’s new Class C Common Stock, $0.01 par value per share, or Class C Common Stock, in exchange for aggregate cash consideration of $60 million; and

•

the issuance of an additional 3,144,000 shares of Class C Common Stock pursuant to an agreement with Luxor to backstop the offering of shares of Class C Common Stock and shares of Convertible Preferred Stock in connection with the Plan.

Basis of Presentation

The accompanying consolidated financial statements included herein have been prepared under U.S. Generally Accepted Accounting Principles, or U.S. GAAP, and the rules and regulations of the Securities and Exchange Commission, or the SEC, and are presented on a going concern basis, which assumes the Company will be able to operate in the ordinary course of its business and realize its assets and discharge its liabilities for the foreseeable future.

Consequences of Chapter 11 Cases—Debtor in Possession Accounting

Accounting Standards Codification Topic 852-10-45, Reorganizations-Other Presentation Matters, which is applicable to companies in Chapter 11 proceedings, generally does not change the manner in which financial statements are prepared. However, it does require that the financial statements for the periods subsequent to the filing of the Chapter 11 Cases distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Amounts that can be directly associated with the reorganization and restructuring of the business must be reported separately as reorganization items in the statement of operations for the year ended December 31, 2011 and all subsequent periods through the date of emergence. The balance sheet must distinguish pre-petition liabilities subject to compromise from both those pre-petition liabilities that are not subject to compromise and from post-petition liabilities. Liabilities that may be affected by a plan of reorganization must be reported at the amounts expected to be allowed, even if they may be settled for lesser amounts. In addition, cash provided or used by reorganization items must be disclosed separately in the statement of cash flows. The Company applied ASC 852-10-45 effective on December 19, 2011 and is segregating those items as outlined above for all reporting periods subsequent to such date through the date of emergence, as applicable.

The Predecessor consolidated financial statements included in the consolidated financial statements provide for the outcome of the Plan, in particular:

•	pre-petition liabilities, the amounts that will ultimately be allowed for claims or contingencies, or the status and priority thereof;

•	the reorganization items upon confirmation of the reorganization;

•	the fair value of all asset, liability and equity accounts and the effect of any changes that may be made in the capitalization.

In preparing the consolidated financial statements for the Predecessor, we applied ASC 852, which requires that the financial statements for periods subsequent to the reorganization filing distinguish transactions and events that were directly associated with the reorganization from the ongoing operations of the business. Accordingly, professional fees associated with the Plan, interest income earned during the reorganization process and certain gains and losses resulting from reorganization of our business have been reported separately as reorganization items. In addition, interest expense has been reported only to the extent that it was paid or expected to be paid during the reorganization process or that it is probable that it will be an allowed priority, secured, or unsecured claim under the Plan.

Upon emergence from the reorganization process, we adopted fresh start accounting in accordance with ASC 852. The adoption of fresh start accounting results in our becoming a new entity for financial reporting purposes. Accordingly, the Consolidated Financial Statements on or after February 25, 2012 are not comparable to the Consolidated Financial Statements prior to that date. See Note 2 of “Notes to Consolidated Financial Statements”.

Fresh start accounting requires resetting the historical net book value of assets and liabilities to fair value by allocating the entity’s reorganization value to its assets pursuant to Accounting Standards Codification Topic 805, Business Combinations, and Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures. The excess reorganization value over the fair value of tangible and identifiable intangible assets is recorded as goodwill on the Consolidated Balance Sheet. Deferred taxes are determined in conformity with Accounting Standards Codification Topic 740, Income Taxes, or ASC 740. For additional information regarding the impact of fresh start accounting on our Consolidated Balance Sheet as of December 31, 2012, see Note 3 of “Notes to Consolidated Financial Statements.”

Results of Operations

The U.S. housing market continues to improve from the cyclical low points reached during the 2008—2009 national recession. In 2011, early signs of a recovery began to materialize in many markets around the country as a result of an improving macroeconomic backdrop and excellent housing affordability. Historically, strong housing markets have been associated with great affordability, a healthy domestic economy, positive demographic trends such as population growth and household formation, falling mortgage rates, increases in renters that qualify as homebuyers and locally based dynamics such as housing demand relative to housing supply. Many markets across the U.S. are exhibiting most of these positive characteristics.

In the three months ended March 31, 2013 and the year ended December 31, 2012, the Company delivered 268 and 950 homes, respectively, with an average selling price of approximately $285,200 and $275,100, respectively, and recognized home sales revenues and total revenues of $76.4 million and $80.9 million, respectively, during the three months ended March 31, 2012, and $261.3 million and $398.3 million, respectively, during the year ended December 31, 2012. The Company has experienced significant operating momentum since the beginning of 2012, during which time a variety of key housing, employment and other related economic statistics in our markets have increasingly demonstrated signs of recovery. This rebound in market conditions, when combined with the Company’s disciplined operating strategy, has resulted in five consecutive quarters of period over period growth in net new home orders, home closings and unit backlog. The improving market conditions and increase in pricing is reflected in our average sales price of homes in backlog of $343,000 at March 31, 2013 which is 20% higher than the average sales price of $285,200 for homes sold in the three months ended March 31, 2013.

As of March 31, 2013 the Company was selling homes in 22 communities and had a consolidated backlog of 498 sold but unclosed homes, with an associated sales value of $170.8 million, representing a 50% and 115% increase in units and dollars, respectively, as compared to the backlog at March 31, 2012. As of December 31, 2012, the company had a consolidated backlog of 406 sold but unclosed homes, with an associated sales value of $115.4 million. The Company believes that the attractive fundamentals in its markets, its leading market share positions, its long-standing relationships with land developers, its significant land supply and its focus on providing the best possible customer experience, positions the Company to capitalize on meaningful growth as the U.S. housing market continues to rebound.

Homebuilding gross margin percentage and adjusted homebuilding gross margin percentage increased to 17.1% and 23.2%, respectively, for the three months ended March 31, 2013, as compared to 13.0% and 20.8%, respectively, for the three months ended March 31, 2012. Homebuilding gross margin percentage and adjusted homebuilding gross margin percentage was 16.6% and 25.9%, respectively, for the year ended December 31, 2012. The increase in gross margins is primarily related to an increase in net sales prices during the period and an increase in absorption, which decreases certain project related costs. The increase in gross margins is also attributed to the impact of fresh start accounting which resulted in a net decrease to the cost basis of our properties, which subsequently increased gross margins.

The Company benefits from a sizeable and well-located lot supply. As of March 31, 2013, the Company and its consolidated joint ventures owned 10,682 lots, all of which are entitled, and had options to purchase an additional 2,529 lots, an increase over 10,593 lots owned and options to purchase 1,249 lots as of December 31, 2012. The Company’s lot supply reflects its balanced approach to land investment. The Company has a diverse mix of finished lots available for near-term homebuilding operations and longer-term strategic land positions to support future growth. The Company believes that its current inventory of owned and controlled lots is sufficient to supply the vast majority of its projected future home closings for the next three years and a portion of future home closings for a multi-year period thereafter. The Company’s meaningful supply of owned lots allows it to be selective in identifying new land acquisition opportunities, with a primary focus on optioning and acquiring land to drive closings, revenues and earnings growth in 2015 and beyond, and largely insulates it from the heavy competition for near-term finished lots.

The Company also benefits from an attractive book value basis in its inventory, which was adjusted to fair value in February 2012 in conjunction with the restructuring and in accordance with fresh start accounting requirements. To facilitate the adoption of fresh start accounting, the Company engaged a third-party valuation firm to assist in a comprehensive assessment of the Company’s enterprise value and the allocation of value to its assets and liabilities. In the assessment, the Company generally utilized assumptions for future home sales paces and prices based upon then-prevailing market conditions in late 2011, which represented conditions near the trough of the recent U.S. housing downturn.

The Company acquired Village Homes of Denver, Colorado on December 7, 2012 which marked the Company’s entry into the Colorado market and the beginning of the Colorado segment. Financial data included herein as of December 31, 2012, includes operations of the Colorado segment from December 7, 2012 (date of acquisition) through December 31, 2012. There were no operations in our Colorado division for the period from January 1, 2012 through February 24, 2012, and the period from February 25, 2012 through March 31, 2012, therefore year over year comparisons are not meaningful (“N/M”) as indicated in the comparative tables below.

Comparisons of the Three Months Ended March 31, 2013 to March 31, 2012

Revenues from homes sales increased 140% to $76.4 million during the three months ended March 31, 2013 compared to $31.8 million during the three months ended March 31, 2012. The increase is primarily due to an increase of 109% in homes closed to 268 homes during the first quarter of 2013 compared to 128 homes during the first quarter of 2012, along with an increase in the average sales price of homes closed to $285,200 in the first quarter of 2013 compared to $248,400 in the first quarter of 2012. The number of net new home orders for the three months ended March 31, 2013 increased 12% to 361 homes from 321 homes for the three months ended March 31, 2012.

The average number of sales locations of the Company increased to 23 locations for the three months ended March 31, 2013 compared to 20 for the three months ended March 31, 2012 due to the addition of the Colorado division which added five new communities, and the addition of four communities in Arizona, offset by the close out of communities in California.

In relation to the adoption of fresh start accounting in conjunction with the confirmation of the Plan, the results of operations for 2012 separately present the period from January 1, 2012 through February 24, 2012 as Predecessor and the period from February 25, 2012 through March 31, 2012 as Successor. As such, the application of fresh start accounting is reflected in the period from February 25, 2012 through March 31, 2012 and not the period from January 1, 2012 through February 24, 2012. The accounts reflected in the tables below, including gross margin percentage, sales and marketing expense, and general and administrative expense, are affected by the fresh start accounting. Certain statistics including (i) net new home orders, (ii) average number of sales locations, (iii) backlog, (iv) number of homes closed, (v) homes sales revenue and (vi) average sales price of homes closed are not affected by the fresh start accounting. These items are described period over period “on a combined basis”, which combines the predecessor and successor entities for the three months ended March 31, 2012.

	Successor	Combined	Successor	Predecessor	Increase (Decrease)
	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012	Period from February 25 through March 31, 2012	Period from January 1 through February 24, 2012	Amount	%
Number of Net New Home
Orders
Southern California	68	83	45	38	(15)	(18%)
Northern California	53	55	32	23	(2)	(4%)
Arizona	93	123	30	93	(30)	(24%)
Nevada	98	60	39	21	38	63%
Colorado	49	—	—	—	49	N/M

Total	361	321	146	175	40	12%

Cancellation Rate	12%	9%			3%

The weekly average sales rates remained consistent at 1.2 sales per project during the first quarter of 2013 and the first quarter of 2012. The increase in net new homes orders was driven by the addition of our Colorado division and the 63% improvement in Nevada. Total orders in Southern California and Northern California decreased due to a 50% decrease in average sales locations, however sales per location increased in Southern California from 10.4 in the first quarter of 2012 to 17.0 in the first quarter of 2013 and increased in Northern California from 13.8 in the first quarter of 2012 to 26.5 in the first quarter of 2013. In Arizona, sales per location in the first quarter of 2012 were exceptionally high at 61.5, and have returned to a more normalized rate in the first quarter of 2013. In addition, we have opened new communities in well located areas with strong homebuyer demand. The increase in net new home orders positively impacts the number of homes in backlog, which are homes that will close in future periods. As new home orders and backlog increase, it has a positive impact on revenues and cash flow in future periods.

Cancellation rates during the first quarter of 2013 increased to 12% from 9% during the first quarter of 2012, which is common in an increasing market, but have improved from 14% for the year ended December 31, 2012.

	Successor
	Three Months Ended March 31,		Increase (Decrease)
	2013	2012	Amount	%
Average Number of Sales
Locations
Southern California	4	8	(4)	(50%)
Northern California	2	4	(2)	(50%)
Arizona	6	2	4	200%
Nevada	6	6	—	0%
Colorado	5	—	5	N/M

Total	23	20	3	15%

The average number of sales locations for the Company increased to 23 locations for the three months ended March 31, 2013 compared to 20 for the three months ended March 31, 2012. Southern California and Northern California decreased by four and two sales locations, respectively, in the first quarter of 2013 compared to the first quarter of 2012, while Arizona increased by four sales locations and Nevada remained consistent in the 2013 period compared to the first quarter of 2012. For the three months ended March 31, 2013, the Colorado division had five sales locations, with no comparable amount in the first quarter of 2012.

	Successor
	March 31,		Increase (Decrease)
	2013	2012	Amount	%
Backlog (units)
Southern California	78	82	(4)	(5%)
Northern California	50	56	(6)	(11%)
Arizona	165	146	19	13%
Nevada	123	48	75	156%
Colorado	82	—	82	N/M

Total	498	332	166	50%

The Company’s backlog at March 31, 2013 increased 50% from 332 units at March 31, 2012 to 498 units at March 31, 2013. The increase is primarily attributable to an increase in net new home orders during the period driven by the Nevada division, which had a 63% increase in net new home orders, which contributed to a 156% increase in backlog, as well as the addition of our Colorado division. The increase in backlog at March 31, 2013 reflects an increase in the number of homes closed to 268 during the three months ended March 31, 2013 from 128 during the three months ended March 31, 2012, and a 12% increase in total net new order activity to 361 homes during the three months ended March 31, 2013 from 321 homes during the three months ended March 31, 2012. All divisions continue their strong performance due to increased homebuyer confidence and demand.

	Successor
	March 31,		Increase (Decrease)
	2013	2012	Amount	%
Backlog (dollars)
Southern California	$46,513	$34,025	$12,488	37%
Northern California	17,561	17,231	330	2%
Arizona	40,889	20,369	20,520	101%
Nevada	33,832	7,783	26,049	335%
Colorado	32,003	—	32,003	N/M

Total	$170,798	$79,408	$91,390	115%

The dollar amount of backlog of homes sold but not closed as of March 31, 2013 was $170.8 million, up 115% from $79.4 million as of March 31, 2012. The increase during this period reflects a 50% increase in the number of homes in backlog to 498 homes as of March 31, 2013 compared to 332 homes as of March 31, 2012. The increase in the dollar amount of backlog reflects an increase in average sales prices for new home orders, as well as the addition of our Colorado division. The Company experienced an increase of 43% in the average sales price of homes in backlog to $343,000 as of March 31, 2013 compared to $239,200 as of March 31, 2012. The increase is driven by a higher price point of our actively selling projects in Arizona in three new communities that opened in the second quarter of 2012, and one new community in Southern California that opened in the first quarter of 2013, as well as an average sales price of homes in backlog in Colorado of $390,300 with no comparable amount in the three months ended March 31, 2012. The increase in the dollar amount of backlog of homes sold but not closed as described above generally results in an increase in operating revenues in the subsequent period as compared to the previous period.

In Southern California, the dollar amount of backlog increased 37% to $46.5 million as of March 31, 2013 from $34.0 million as of March 31, 2012, which is attributable to a 44% increase in the average sales price of homes in backlog to $596,300 as of March 31, 2013 compared to $484,400 as of March 31, 2012, offset by a 5% decrease in the number of homes in backlog in Southern California to 78 homes as of March 31, 2013 compared to 82 homes as of March 31, 2012, and a 18% decrease in net new home orders to 68 for the three months ended March 31, 2013 compared to 83 homes for the three months ended March 31, 2012. In Southern California, the cancellation rate decreased to 6% for the three months ended March 31, 2013 from 9% for the three months ended March 31, 2012.

In Northern California, the dollar amount of backlog increased 2% to $17.6 million as of March 31, 2013 from $17.2 million as of March 31, 2012, which is attributable to a 14% increase in the average sales price of homes in backlog to $351,200 as of March 31, 2013 compared to $307,700 as of March 31, 2012, offset by an 11% decrease in the number of units in backlog to 50 as of March 31, 2013 from 56 as of March 31, 2012, along with a 4% decrease in net new home orders in Northern California to 53 homes for the three months ended March 31, 2013 compared to 55 homes for the three months ended March 31, 2012. In Northern California, the cancellation rate decreased to 13% for the three months ended March 31, 2013 from 21% for the three months ended March 31, 2012.

In Arizona, the dollar amount of backlog increased 101% to $40.9 million as of March 31, 2013 from $20.4 million as of March 31, 2012, which is attributable to a 13% increase in the number of units in backlog to 165 as of March 31, 2013 from 146 as of March 31, 2012, and a 78% increase in the average sales price of homes in backlog to $247,800 as of March 31, 2013 compared to $139,500 as of March 31, 2012, offset by a 24% decrease in net new home orders in Arizona to 93 homes during the three months ended March 31, 2013 compared to 123 homes during the three months ended March 31, 2012. In Arizona, the cancellation rate increased to 15% for the three months ended March 31, 2013 from 2% for the three months ended March 31, 2012.

In Nevada, the dollar amount of backlog increased 335% to $33.8 million as of March 31, 2013 from $7.8 million as of March 31, 2012, which is attributable to a 156% increase in the number of units in backlog to 123 as of March 31, 2013 from 48 as of March 31, 2012, along with a 63% increase in net new home orders in Nevada to 98 homes during the three months ended March 31, 2013 compared to 60 homes during the three months ended March 31, 2012, and a 70% increase in the average sales price of homes in backlog to $275,100 as of March 31, 2013 compared to $162,100 as of March 31, 2012. In Nevada, the cancellation rate increased to 13% for the three months ended March 31, 2013 from 8% for the three months ended March 31, 2012.

In Colorado, the dollar amount of backlog was $32.0 million as of March 31, 2013, with no comparable amount as of March 31, 2012.

	Successor	Combined	Successor	Predecessor	Increase (Decrease)
	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012	Period from February 25 through March 31, 2012	Period from January 1 through February 24, 2012	Amount	%
Number of Homes Closed
Southern California	22	23	10	13	(1)	(4%)
Northern California	31	24	9	15	7	29%
Arizona	100	52	25	27	48	92%
Nevada	66	29	17	12	37	128%
Colorado	49	—	—	—	49	N/M

Total	268	128	61	67	140	109%

During the three months ended March 31, 2013, the number of homes closed increased 109% to 268 in the 2013 period from 128 in the first quarter of 2012. The increase in home closings is primarily attributable to an increase in beginning backlog for the period of 192% to 406 units at December 31, 2012 compared to 139 units at December 31, 2011. There was a 29% increase in Northern California to 31 homes closed in the first quarter of 2013 compared to 24 homes closed in the first quarter of 2012, a 92% increase in homes closed in Arizona to 100 in the first quarter of 2013 from 29 in the first quarter of 2012, and a 128% increase in homes closed in Nevada to 66 in the first quarter of 2013 compared to 52 in the first quarter of 2012, offset by a 4% decrease in Southern California to 22 homes closed in the 2013 period compared to 23 homes closed in the first quarter of 2012. Colorado had 49 home closings during the first quarter of 2013, with no comparable activity in the first quarter of 2012.

	Successor	Combined	Successor	Predecessor	Increase (Decrease)
	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012	Period from February 25 through March 31, 2012	Period from January 1 through February 24, 2012	Amount	%
		(dollars in thousands)
Home Sales Revenue
Southern California	$10,146	$11,141	$5,501	$5,640	$(995)	(9%)
Northern California	10,019	6,785	2,535	4,250	3,234	48%
Arizona	21,629	8,104	3,788	4,316	13,525	167%
Nevada	14,761	5,766	3,285	2,481	8,995	156%
Colorado	19,879	—	—	—	19,879	N/M

Total	$76,434	$31,796	$15,109	$16,687	$44,638	140%

The increase in homebuilding revenue of 140% to $76.4 million for the first quarter of 2013 from $31.8 million for the first quarter of 2012 is primarily attributable to a 109% increase in the number of homes closed to 268 during the first quarter of 2013 from 128 in the first quarter of 2012, along with a 15% increase in the average sales price of homes closed to $285,200 during the first quarter of 2013 from $248,400 during the first quarter of 2012, as well as the addition of our Colorado division. The increase in average home sale price resulted in a $9.9 million increase in revenue, as well as a $34.8 million increase in revenue attributable to a 109% increase in the number of homes closed.

	Successor	Combined	Successor	Predecessor	Increase (Decrease)
	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012	Period from February 25 through March 31, 2012	Period from January 1 through February 24, 2012	Amount	%
Average Sales Price of Homes Closed
Southern California	$461,200	$484,400	$550,100	$433,800	$(23,200)	(5%)
Northern California	323,200	282,700	281,700	283,300	40,500	14%
Arizona	216,300	155,800	151,500	159,900	60,500	39%
Nevada	223,700	198,800	193,200	206,800	24,900	13%
Colorado	405,700	—	—	—	405,700	N/M

Total	$285,200	$248,400	$247,700	$249,100	$36,800	15%

The average sales price of homes closed for the first quarter of 2013 increased primarily due to increasing price points of our actively selling projects to projects available to first time buyers or first time “move up” buyers. In the Southern California segment, the overall average sales price decrease is primarily due to a change in product mix, in which the number of homes closed with a sale price in excess of $500,000 was 8 in the first quarter of 2013 and 13 in the first quarter of 2012. The increase in average sales prices for the period was due to new projects that were released during the latter half of 2012 with an average sales price of $324,800 which is above the prior period overall average of $248,400. On a same store basis, which represents projects that were open during the comparable periods, average sales prices increased 8% from $299,200 in the first quarter of 2012 to $323,600 in the first quarter of 2013.

	Successor		Predecessor
	Three Months Ended March 31, 2013	Period from February 25 through March 31, 2012	Period from January 1 through February 24, 2012
Homebuilding Gross Margin Percentage
Southern California	21.8%	12.3%	11.8%
Northern California	20.5%	23.4%	14.6%
Arizona	15.0%	10.6%	11.6%
Nevada	20.9%	11.5%	12.0%
Colorado	12.6%	—	—

Total	17.1%	13.5%	12.5%

Adjusted Homebuilding Gross Margin Percentage	23.2%	21.0%	20.7%

Gross margins were positively impacted in the Successor period by the Company’s lower book value basis in its inventory, which was adjusted to fair value in February 2012 in conjunction with the restructuring and in accordance with fresh start accounting requirements. In assessing the inventory value, the Company generally utilized assumptions for future home sales paces and prices based upon then-prevailing market conditions in late 2011, which represented conditions near the trough of the recent U.S. housing downturn.

For homebuilding gross margins, the comparison of the Successor entity for the three months ended March 31, 2013 and the Successor entity from February 25, 2012 through March 31, 2012 are as follows:

•

In Southern California, homebuilding gross margins increased 9.5% to 21.8% during the first quarter of 2013 compared to 12.3% during the first quarter of 2012. The increase was due to a decrease in the average cost per home closed of 25% from $482,600 in the first quarter of 2012 to $360,500 in the first quarter of 2013, offset by a 16% decrease in the average sales price of homes closed from $550,100 in the first quarter of 2012 to $461,200 in the first quarter of 2013. On a same store basis, average sales prices increased 4.0% to $468,300 in the first quarter of 2013 compared to $450,100 in the first quarter of 2012.

•

In Northern California, homebuilding gross margins decreased 2.9% to 20.5% in the first quarter of 2013 from 23.4% in the first quarter of 2012. The decrease was due to an increase in the average cost per home closed of 19% from $215,900 in the first quarter of 2012 to $256,800 in the first quarter of 2013, offset by a 15% increase in the average sales price of homes closed from $281,700 in the first quarter of 2012 to $323,200 in the first quarter of 2013. On a same store basis, average sales prices increased 25.8% to $254,800 in the first quarter of 2013 compared to $202,500 in the first quarter of 2012, driven by an increase in one community.

•

In Arizona, homebuilding gross margins increased 4.4% to 15.0% in the first quarter of 2013 from 10.6% in the first quarter of 2012. The increase was due to a 43% increase in the average sales price of homes closed of $216,300 in the first quarter of 2013 from $151,500 in the first quarter of 2012, offset by an increase in the average cost per home closed of 36% from $135,600 in the first quarter of 2012 to $183,800 in the first quarter of 2013. Average sales prices increased 42.8% to $216,300 in the first quarter of 2013 compared to $151,500 in the first quarter of 2012.

•

In Nevada, homebuilding gross margins increased 9.4% to 20.9% in the first quarter of 2013 from 11.5% in the first quarter of 2012. The increase was due to a 16% increase in the average sales price of homes closed of $223,700 in the first quarter of 2013 from $193,200 in the first quarter of 2012, slightly offset by an increase in the average cost per home closed of 3% from $171,100 in the first quarter of 2012 to $177,000 in the first quarter of 2013. On a same store basis, average sales prices increased 9.1% to $232,800 in the first quarter of 2013 compared to $213,400 in the first quarter of 2012.

•	In Colorado, homebuilding gross margins were 12.6% during the first quarter of 2013, with no comparable amount in the first quarter of 2012.

For homebuilding gross margins, the comparison of the Successor entity for the three months ended March 31, 2013 and the Predecessor entity from January 1, 2012 through February 24, 2012 are as follows:

•

In Southern California, homebuilding gross margins increased 10% in the first quarter of 2013 to 21.8% from 11.8% in the first quarter of 2012. Margins were slightly impacted by fresh start accounting on the real estate values, which decreased the cost basis on some properties in the division and increased the cost basis on others, and subsequently decreased gross margins by 1.4% in the first quarter of 2013. On a same store basis, average sales prices increased 13.3% to $431,600 in the first quarter of 2013 compared to $381,100 in the first quarter of 2012. In addition, the Company has experienced increases in sales prices and decreases in incentives during 2013.

•

In Northern California, homebuilding gross margins increased 5.9% in the first quarter of 2013 to 20.5% from 14.6% in the first quarter of 2012. Margins were slightly impacted by fresh start accounting on the real estate values, which decreased the cost basis on some properties in the division and increased the cost basis on others, and subsequently decreased gross margins by 1.4% in the first quarter of 2013. On a same store basis, average sales prices increased 18.2% to $254,800 in the first quarter of 2013 compared to $215,600 in the first quarter of 2012. In addition, the Company has experienced increases in sales prices and decreases in incentives during 2013.

•

In Arizona, homebuilding gross margins increased 3.4% in the first quarter of 2013 to 15.0% from 11.6% in the first quarter of 2012. Margins were slightly impacted by fresh start accounting on the real estate values, which decreased the cost basis on some properties in the division and increased the cost basis on others, and subsequently decreased gross margins by 0.5% in the first quarter of 2013. Average sales prices increased 35.4% to $216,300 in the first quarter of 2013 compared to $159,800 in the first quarter of 2012. In addition, the Company has experienced increases in sales prices and decreases in incentives during 2013.

•

In Nevada, homebuilding gross margins increased 8.9% in the first quarter of 2013 to 20.9% from 12.0% in the first quarter of 2012. Margins were slightly impacted by fresh start accounting on the real estate values, which decreased the cost basis on some properties in the division and increased the cost basis on others, and subsequently increased gross margins by 1.0% in the first quarter of 2013. On a same store basis, average sales prices increased 8.4% to $232,800 in the first quarter of 2013 compared to $214,800 in the first quarter of 2012. In addition, the Company has experienced increases in sales prices and decreases in incentives during 2013.

•	In Colorado, homebuilding gross margins were 12.6% during the first quarter of 2013, with no comparable amount in the first quarter of 2012.

For the comparison of the Successor entity for the three months ended March 31, 2013 and the Successor entity from February 25, 2012 through March 31, 2012, adjusted homebuilding gross margin percentage, which excludes previously capitalized interest included in cost of sales, was 23.2% for the first quarter of 2013 compared to 21.0% for the first quarter of 2012. The increase was primarily a result of the changes discussed for homebuilding gross margins described previously.

For the comparison of the Successor entity for the three months ended March 31, 2013 and the Predecessor entity from January 1, 2012 through February 24, 2012, adjusted homebuilding gross margin percentage was 23.2% for the first quarter of 2013 compared to 20.7% for the first quarter of 2012.

Adjusted homebuilding gross margin is a non-GAAP financial measure. The Company believes this information is meaningful as it isolates the impact that interest has on homebuilding gross margin and permits investors to make better comparisons with its competitors, who also break out and adjust gross margins in a similar fashion. See table set forth below reconciling this non-GAAP measure to homebuilding gross margin.

	Successor		Predecessor
	Three Months Ended March 31, 2013	Period from February 25 through March 31, 2012	Period from January 1 through February 24, 2012
	(dollars in thousands)
Home sales revenue	$76,434	$15,109	$16,687
Cost of home sales	63,328	13,063	14,598

Homebuilding gross margin	13,106	2,046	2,089
Add: Interest in cost of sales	4,632	1,127	1,360

Adjusted homebuilding gross margin	$17,738	$3,173	$3,449

Adjusted homebuilding gross margin percentage	23.2%	21.0%	20.7%

Construction Services Revenue

Construction services revenue, which was all recorded in Southern California and Northern California, was $4.4 million for the three months ended March 31, 2013, $3.2 million for the period from February 25, 2012 through March 31, 2012, and $8.9 million for the period from January 1, 2012 through February 24, 2012. The decrease is primarily due to a decrease in the number of construction services projects in the first quarter of 2013, compared to the first quarter of 2012. See Note 1 of “Notes to Condensed Consolidated Financial Statements” for further discussion.

Sales and Marketing Expense

	Successor		Predecessor
	Three Months Ended March 31, 2013	Period from February 25 through March 31, 2012	Period from January 1 through February 24, 2012
	(in thousands)
Sales and Marketing Expense
Homebuilding
Southern California	$1,096	$449	$942
Northern California	662	215	463
Arizona	1,000	210	260
Nevada	825	219	279
Colorado	1,085	—	—

Total	$4,668	$1,093	$1,944

For the comparison of the Successor entity for the three months ended March 31, 2013 to the Successor entity from February 25, 2012 through March 31, 2012, sales and marketing expense as a percentage of homebuilding revenue decreased to 6.1% in the first quarter of 2013 compared to 7.2% in the first quarter of 2012, reflecting the impact of higher housing revenues in the current period. This is primarily attributable to a decrease in commission expense as a percentage of home sales revenue to 3.6% in the first quarter of 2013 from 4.1% in the first quarter of 2012 due to an increase in average sales prices.

For the comparison of the Successor entity for the three months ended March 31, 2013 to the Predecessor entity from January 1, 2012 through February 24, 2012, sales and marketing expense as a percentage of revenue decreased to 6.1% in the first quarter of 2013 compared to 11.6 % in the first quarter of 2012. This is primarily attributable to the cost of operating the sales models and base sales person compensation incurred on a monthly basis relative to the respective revenue in each period.

General and Administrative Expense

	Successor		Predecessor
	Three Months Ended March 31, 2013	Period from February 25 through March 31, 2012	Period from January 1 through February 24, 2012
	(in thousands)
General and Administrative
Expense
Homebuilding
Southern California	$1,402	$470	$707
Northern California	394	191	222
Arizona	692	223	318
Nevada	696	248	357
Colorado	618	—	—
Corporate	4,722	1,081	1,698

Total	$8,524	$2,213	$3,302

For the comparison of the Successor entity for the three months ended March 31, 2013 to the Successor entity from February 25, 2012 through March 31, 2012, general and administrative expense as a percentage of homebuilding revenues, decreased to 11.2% in the first quarter of 2013 compared to 14.6% in the first quarter of

2012, reflecting the impact of higher housing revenues in the current period, partially offset by an increase in salaries and benefits in the first quarter of 2013.

For the comparison of the Successor entity for the three months ended March 31, 2013 to the Predecessor entity from January 1, 2012 through February 24, 2012, general and administrative expense as a percentage of homebuilding revenues decreased to 11.2% in the first quarter of 2013 compared to 19.8% in the first quarter of 2012. This is primarily attributable to the fixed costs of salaries and benefits incurred on a monthly basis relative to the respective revenue in each period.

Other Items

Combined other operating costs remained relatively consistent at $0.5 million in the first quarter of 2013 compared to $0.8 million in the first quarter of 2012.

Interest activity for the three months ended March 31, 2013, the period from February 25, 2012 through March 31, 2012, and the period from January 1, 2012 through February 24, 2012, are as follows (in thousands):

	Successor		Predecessor
	Three Ended Months March 31, 2013	Period from February 25 through March 31, 2012	Period from January 1 through February 24, 2012
Interest incurred	$7,151	$4,234	$7,145
Less: Interest capitalized	5,867	2,520	4,638

Interest expense, net of amounts capitalized	$1,284	$1,714	$2,507

Cash paid for interest	$222	$1,189	$8,924

The decrease in interest incurred for the three months ended March 31, 2013, compared to the interest incurred for the period from January 1, 2012 through February 24, 2012 and the period from February 25, 2012 through March 31, 2012 reflects the decrease in interest rates, as well as a decrease in the Company’s overall debt.

Reorganization Items

During the three months ended March 31, 2013, the Company incurred reorganization costs of $0.5 million compared to $0.4 million during the period from February 25, 2012 through March 31, 2012 for legal and professional fees. During the period from January 1, 2012 through February 24, 2012, the Company recorded reorganization items of $233.5 million associated with or resulting from the reorganization and restructuring of the business, which primarily consists of a gain of approximately $298.8 million which resulted from cancellation of debt. The overall gain was partially offset by approximately $49.3 million in adjustments related to plan implementation and fresh start adjustments, approximately $7.8 million in professional fees, and approximately $8.3 million of debt financing cost write-off.

Preferred Stock Dividends

The preferred stock dividends were $1.0 million in the first quarter of 2013 compared to $0.3 million in the 2012 period due to the issuance of preferred stock in conjunction with the Company’s reorganization.

Net (Loss) Income Attributable to William Lyon Homes

As a result of the foregoing factors, net (loss) income attributable to William Lyon Homes for the three months ended March 31, 2013, for the period from February 25, 2012 through March 31, 2012, and the period from January 1, 2012 through February 24, 2012, was a net loss of $2.5 million, a net loss of $5.1 million, and net income of $228.4 million, respectively.

Lots Owned and Controlled

The table below summarizes the Company’s lots owned and controlled as of the periods presented:

	Successor
	March 31,		Increase (Decrease)
	2013	2012	Amount	%
Lots Owned
Southern California	1,092	690	402	58%
Northern California	265	743	(478)	(64%)
Arizona	5,982	6,142	(160)	(3%)
Nevada	2,845	2,647	198	7%
Colorado	498	—	498	N/M

Total	10,682	10,222	460	5%

Lots Controlled(1)
Southern California	96	307	(211)	(69%)
Northern California	637	—	637	100%
Arizona	1,396	—	1,396	100%
Nevada	192	—	192	100%
Colorado	208	—	208	N/M

Total	2,529	307	2,222	724%

Total Lots Owned and Controlled	13,211	10,529	2,682	25%

(1)	Lots controlled may be purchased by the Company as consolidated projects or may be purchased by newly formed joint ventures.

Total lots owned and controlled has increased 25% to 13,211 lots owned and controlled at March 31, 2013 from 10,529 lots at March 31, 2012. The increase is primarily due to certain lot acquisitions during the period and the lots acquired through the purchase of Village Homes in December 2012, offset by the closing of 1,090 homes since March 31, 2012.

Comparisons of the Year Ended December 31, 2012 to December 31, 2011

On a combined basis, which combines the predecessor and successor entities for the year ended December 31, 2012, revenues from homes sales increased 26% to $261.3 million during the year ended December 31, 2012 compared to $207.1 million during the year ended December 31, 2011. The increase is primarily due to an increase of 55% in homes closed to 950 homes during the 2012 period compared to 614 homes during the 2011 period, offset by a decrease in the average sales price of homes closed to $275,100 in the 2012 period compared to $337,200 in the 2011 period. On a combined basis, the number of net new home orders for the year ended December 31, 2012 increased 69% to 1,131 homes from 669 homes for the year ended December 31, 2011.

The average number of sales locations of the Company decreased to 18 locations for the year ended December 31, 2012 compared to 19 at December 31, 2011. The Company’s number of new home orders per average sales location increased 78% to 62.8 for the year ended December 31, 2012 as compared to 35.2 for the year ended December 31, 2011.

In relation to the adoption of fresh start accounting in conjunction with the confirmation of the Plan, the results of operations for 2012 separately present the period from January 1, 2012 through February 24, 2012 as

Predecessor and the period from February 25, 2012 through December 31, 2012 as Successor. As such, the application of fresh start accounting as described in Note 3 of the “Notes to Consolidated Financial Statements” is reflected in the period from February 25, 2012 through December 31, 2012 and not the period from January 1, 2012 through February 24, 2012. The accounts reflected in the tables below, include gross margin percentage, sales and marketing expense, and general and administrative expense, are affected by the fresh start accounting. Certain statistics including (i) net new home orders, (ii) average number of sales locations, (iii) backlog, (iv) number of homes closed, (v) homes sales revenue and (vi) average sales price of homes closed are not affected by the fresh start accounting. These items are described period over period “on a combined basis”, which combines the Predecessor and Successor entities for the year ended December 31, 2012.

	Successor	Predecessor	Combined	Predecessor	Increase (Decrease)
	Period from February 25 through December 31, 2012	Period from January 1 through February 24, 2012	Year Ended December 31,
			2012	2011	Amount	%
Number of Net New Home Orders
Southern California	213	38	251	211	40	19%
Northern California	165	23	188	147	41	28%
Arizona	322	93	415	202	213	105%
Nevada	247	21	268	109	159	146%
Colorado	9	—	9	—	9	N/M

Total	956	175	1,131	669	462	69%

Cancellation Rate			14%	18%	(4%)

Net new home orders in each segment increased period over period primarily attributable to improving market conditions. Excluding our Colorado division which only had sales activity from December 7, 2012 through December 31, 2012, the weekly average sales rates for the period were 1.2 sales per project during the 2012 period compared to 0.7 sales per project during the 2011 period. In Arizona, net new home orders more than doubled from 202 in the 2011 period to 415 in the 2012 period driven by the opening of three new projects in the second quarter of 2012 and an additional three new projects in the fourth quarter of 2012. In Nevada, net new home orders more than doubled from 109 in the 2011 period to 268 in the 2012 period. The increase in net new home orders is due to an improvement in the housing market and overall homebuyer demand. In addition, we have opened new communities in well located areas with strong homebuyer demand. The increase in net new home orders positively impacts the number of homes in backlog, which are homes that will close in future periods. As new home orders and backlog increase, it has a positive impact on revenues and cash flow in future periods.

Cancellation rates during the 2012 period decreased to 14% from 18% during the 2011 period. The change includes a decrease in Southern California’s cancellation rate to 15% in the 2012 period compared to 24% in the 2011 period, a decrease in Nevada’s cancellation rate to 14% in the 2012 period from 20% in the 2011 period, offset by an increase in Northern California’s cancellation rate to 23% in the 2012 period from 18% in the 2011 period and an increase in Arizona’s cancellation rate to 10% in the 2012 period from 7% in the 2011 period. The cancellation rate in Colorado was 10% in the 2012 period, with no comparable amount in the 2011 period. The overall lower cancellation rate is due to an increase in the number of highly qualified, credit worthy customers purchasing homes.

	Successor	Predecessor	Increase (Decrease)
	Year Ended December 31,
	2012	2011	Amount	%
Average Number of Sales Locations
Southern California	6	7	(1)	(14%)
Northern California	3	4	(1)	(25%)
Arizona	3	2	1	50%
Nevada	6	6	—	0%

Total	18	19	(1)	(5%)

The average number of sales locations for the Company decreased to 18 locations for the year ended December 31, 2012 compared to 19 at December 31, 2011. Southern California and Northern California each decreased by one sales location in the 2012 period compared to the 2011 period, while Arizona increased by one sales location and Nevada remained consistent in the 2012 period compared to the 2011 period. As of December 31, 2012, the Colorado division had five sales locations, however it is not included in the table above as there were only operations from December 7, 2012 (date of acquisition) through December 31, 2012.

	Successor	Predecessor	Increase (Decrease)
	December 31,
	2012	2011	Amount	%
Backlog (units)
Southern California	32	22	10	45%
Northern California	28	25	3	12%
Arizona	172	75	97	129%
Nevada	92	17	75	441%
Colorado	82	—	82	N/M

Total	406	139	267	192%

The Company’s backlog at December 31, 2012 increased 192% from 139 units at December 31, 2011 to 406 units at December 31, 2012. The increase is primarily attributable to an increase in net new home orders during the period driven by the Nevada division, which had a 146% increase in net new home orders, which contributed to a 441% increase in backlog, and the Arizona division, which had a 105% increase in net new home orders, which contributed to a 129% increase in backlog. The increase in backlog at year end reflects an increase in the number of homes closed to 950 during the year ended December 31, 2012 from 614 during the year ended December 31, 2011, and a 69% increase in total net new order activity to 1,131 homes during the year ended December 31, 2012 from 669 homes during the year ended December 31, 2011. All divisions showed improved performance due to increased homebuyer confidence and improvement in all of our markets.

	Successor	Predecessor	Increase (Decrease)
	December 31,
	2012	2011	Amount	%
		(dollars in thousands)
Backlog (dollars)
Southern California	$15,640	$8,148	$7,492	92%
Northern California	8,948	7,125	1,823	26%
Arizona	37,287	10,294	26,993	262%
Nevada	20,487	3,762	16,725	445%
Colorado	33,087	—	33,087	N/M

Total	$115,449	$29,329	$86,120	294%

The dollar amount of backlog of homes sold but not closed as of December 31, 2012 was $115.4 million, up 294% from $29.3 million as of December 31, 2011. The increase during this period reflects a 192% increase in the number of homes in backlog to 406 homes as of December 31, 2012 compared to 139 homes as of December 31, 2011. The increase in the dollar amount of backlog reflects an increase in average sales prices for new home orders. The Company experienced an increase of 35% in the average sales price of homes in backlog to $284,400 as of December 31, 2012 compared to $211,000 as of December 31, 2011. The increase is driven by a higher price point of our actively selling projects in Arizona in three new communities that opened in 2012, as well as an average sales price of homes in backlog in Colorado of $403,500 with no comparable amount in the year ended December 31, 2011. The increase in the dollar amount of backlog of homes sold but not closed as described above generally results in an increase in operating revenues in the subsequent period as compared to the previous period.

In Southern California, the dollar amount of backlog increased 92% to $15.6 million as of December 31, 2012 from $8.1 million as of December 31, 2011, which is attributable to a 45% increase in the number of homes in backlog in Southern California to 32 homes as of December 31, 2012 compared to 22 homes as of December 31, 2011, and a 19% increase in net new home orders to 251 for the year ended December 31, 2012 compared to 211 homes for the year ended December 31, 2011, and a 32% increase in the average sales price of homes in backlog to $488,800 as of December 31, 2012 compared to $370,400 as of December 31, 2011. In Southern California, the cancellation rate decreased to 15% for the year ended December 31, 2012 from 24% for the year ended December 31, 2011.

In Northern California, the dollar amount of backlog increased 26% to $8.9 million as of December 31, 2012 from $7.1 million as of December 31, 2011, which is attributable to a 12% increase in the number of units in backlog to 28 as of December 31, 2012 from 25 as of December 31, 2011, along with a 12% increase in the average sales price of homes in backlog to $319,600 as of December 31, 2012 compared to $285,000 as of December 31, 2011, as well as a 28% increase in net new home orders in Northern California to 188 homes for the year ended December 31, 2012 compared to 147 homes for the year ended December 31, 2011. In Northern California, the cancellation rate increased to 23% for the year ended December 31, 2012 from 18% for the year ended December 31, 2011.

In Arizona, the dollar amount of backlog increased 262% to $37.3 million as of December 31, 2012 from $10.3 million as of December 31, 2011, which is attributable to a 129% increase in the number of units in backlog to 172 as of December 31, 2012 from 75 as of December 31, 2011, along with a 105% increase in net new home orders in Arizona to 415 homes during the year ended December 31, 2012 compared to 202 homes during the year ended December 31, 2011, and a 58% increase in the average sales price of homes in backlog to $216,800 as of December 31, 2012 compared to $137,300 as of December 31, 2011. In Arizona, the cancellation rate increased to 10% for the year ended December 31, 2012 from 7% for the year ended December 31, 2011.

In Nevada, the dollar amount of backlog increased 445% to $20.5 million as of December 31, 2012 from $3.8 million as of December 31, 2011, which is attributable to a 441% increase in the number of units in backlog to 92 as of December 31, 2012 from 17 as of December 31, 2011, along with a 146% increase in net new home orders in Nevada to 268 homes during the year ended December 31, 2012 compared to 109 homes during the year ended December 31, 2011, and a slight increase in the average sales price of homes in backlog to $222,700 as of December 31, 2012 compared to $221,300 as of December 31, 2011. In Nevada, the cancellation rate decreased to 14% for the year ended December 31, 2012 from 20% for the year ended December 31, 2011.

In Colorado, the dollar amount of backlog was $33.1 million as of December 31, 2012, with no comparable amount as of December 31, 2011.

	Successor	Predecessor	Combined	Predecessor	Increase (Decrease)
	Period from February 25 through December 31, 2012	Period from January 1 through February 24, 2012	Year Ended December 31,		Amount	%

			2012	2011
Number of Homes Closed
Southern California	228	13	241	223	18	8%
Northern California	170	15	185	141	44	31%
Arizona	291	27	318	135	183	136%
Nevada	181	12	193	115	78	68%
Colorado	13	—	13	—	13	N/M

Total	883	67	950	614	336	55%

During the year ended December 31, 2012, the number of homes closed increased 55% to 950 in the 2012 period from 614 in the 2011 period. The increase in home closings is primarily attributable to an increase in beginning backlog for the period of 65% to 139 units at December 31, 2011 compared to 84 units at December 31, 2010. There was a 136% increase in Arizona to 318 homes closed in the 2012 period compared to 135 homes closed in the 2011 period, a 31% increase in homes closed in Northern California to 185 in the 2012 period from 141 in the 2011 period, and a 68% increase in homes closed in Nevada to 193 in the 2012 period compared to 115 in the 2011 period. Colorado had 13 home closings during the 2012 period, with no comparable activity in the 2011 period.

	Successor	Predecessor	Combined	Predecessor	Increase (Decrease)
	Period from February 25 through December 31, 2012	Period from January 1 through February 24, 2012	Year Ended December 31,

			2012	2011	Amount	%
		(dollars in thousands)
Home Sales Revenue
Southern California	$99,671	$5,640	$105,311	$110,969	$(5,658)	(5%)
Northern California	54,207	4,250	58,457	54,141	4,316	8%
Arizona	47,989	4,316	52,305	20,074	32,231	161%
Nevada	37,307	2,481	39,788	21,871	17,917	82%
Colorado	5,436	—	5,436	—	5,436	N/M

Total	$244,610	$16,687	$261,297	$207,055	$54,242	26%

The increase in homebuilding revenue of 26% to $261.3 million for the period ending 2012 from $207.1 million for the period ending 2011 is primarily attributable to a 55% increase in the number of homes closed to 950 during the 2012 period from 614 in the 2011 period, offset by an 18% decrease in the average sales price of homes closed to $275,100 during the 2012 period from $337,200 during the 2011 period. The decrease in average home sale price resulted in a $59.0 million decrease in revenue, offset by a $113.2 million increase in revenue attributable to a 55% increase in the number of homes closed.

	Successor	Predecessor	Combined	Predecessor	Increase (Decrease)
	Period from February 25 through December 31, 2012	Period from January 1 through February 24, 2012	Year Ended December 31,		Amount	%

			2012	2011
Average Sales Price of Homes Closed
Southern California	$437,200	$433,800	$437,000	$497,600	$(60,600)	(12%)
Northern California	318,900	283,300	316,000	384,000	(68,000)	(18%)
Arizona	164,900	159,900	164,500	148,700	15,800	11%
Nevada	206,100	206,800	206,200	190,200	16,000	8%
Colorado	418,200	—	418,200	—	418,200	N/M

Total	$277,000	$249,100	$275,100	$337,200	$(62,100)	(18%)

The average sales price of homes closed for the 2012 period decreased primarily due to a lower price point of our actively selling projects to projects available to first time buyers or first time “move-up” buyers. In the Southern California and Northern California segments, the overall average sales price decrease is primarily due to a change in product mix, in which the number of homes closed with a sale price in excess of $500,000 was 153 in the 2011 period and 81 in the 2012 period. The decrease in average sales prices for the period was due to new projects that were released during 2012 with an average sales price of $326,900, which is below the prior period average of $337,200.

	Successor	Predecessor	Predecessor
	Period from February 25 through December 31, 2012	Period from January 1 through February 24, 2012	Year Ended December 31, 2011
Homebuilding Gross Margin Percentage
Southern California	16.1%	11.8%	10.9%
Northern California	22.8%	14.6%	11.1%
Arizona	13.2%	11.6%	11.8%
Nevada	15.7%	12.0%	9.7%
Colorado	14.9%	—	—

Total	16.9%	12.5%	10.9%

Adjusted Homebuilding Gross Margin Percentage	26.2%	20.7%	19.6%

For homebuilding gross margins, the comparison of the Successor entity from February 25, 2012 through December 31, 2012 and the Predecessor entity for the year ended December 31, 2011 are as follows:

•

In Southern California, homebuilding gross margins increased to 16.1% during the 2012 period compared to 10.9% during the 2011 period. Margins were slightly impacted by fresh start accounting on the real estate values, which decreased the cost basis on some properties in the division and increased the cost basis on others, and subsequently increased gross margins by 0.9%. Average sales price of homes closed in Southern California for new projects released during 2012 was $585,400 as compared to prior period average sales price of homes closed of $497,600. In addition, the Company experienced increases in sales prices and decreases in incentives during 2012.

•

In Northern California, homebuilding gross margins more than doubled to 22.8% in the 2012 period due to (i) the impact of fresh start accounting on the real estate values, which decreased the cost basis in each property in the division, and subsequently increased gross margins by 4.6%, and (ii) cost savings from previously closed out projects. In addition, the Company experienced increases in sales prices and decreases in incentives during 2012.

•

In Arizona, homebuilding gross margins remained relatively consistent due to the impact of fresh start accounting on the real estate values, which increased the cost basis in each property in the division, and subsequently decreased gross margins by 1.1%, and an 11% increase in average sales price of homes closed. Average sales price of homes closed in Arizona for new projects released during 2012 was $217,000 as compared to prior period average sales price of homes closed of $148,700. In addition, the Company experienced increases in sales prices and decreases in incentives during 2012.

•

In Nevada, homebuilding gross margins increased 6.0% due to the impact of fresh start accounting on the real estate values, which decreased the cost basis on some properties in the division and increased the cost basis on others, and subsequently increased gross margins by 0.8%, and an increase in average sales prices in Nevada from $190,200 in the 2011 period to $206,100 in the 2012 period. In addition, the Company experienced increases in sales prices and decreases in incentives during 2012.

•	In Colorado, homebuilding gross margins were 14.9% during the 2012 period, with no comparable amount in the 2011 period.

For homebuilding gross margins, the comparison of the Predecessor entity from January 1, 2012 through February 24, 2012 and the Predecessor entity for the year ended December 31, 2011 are as follows:

•

In Southern California, homebuilding gross margins remained relatively consistent due to a 13% decrease in the average sales price of homes closed of $433,800 in the 2012 period from $497,600 in the 2011 period, offset by a decrease in the average cost per home closed of 14% from $443,500 in the 2011 period to $382,500 in the 2012 period.

•

In Northern California, homebuilding gross margins increased 3.5% in the 2012 period due to a decrease in the average cost per home closed of 29% from $341,400 in the 2011 period to $241,900 in the 2012 period, offset by a 26% decrease in the average sales price of homes closed of $283,300 in the 2012 period from $384,000 in the 2011 period.

•

In Arizona, homebuilding gross margins remained relatively consistent due to an increase in the average cost per home closed of 8% from $131,200 in the 2011 period to $141,100 in the 2012 period, offset by an 8% increase in the average sales price of homes closed to $159,900 in the 2012 period from $148,700 in the 2011 period.

•

In Nevada, homebuilding gross margins increased 2.3% in the 2012 period due to a 9% increase in the average sales price of homes closed of $206,800 in the 2012 period from $190,200 in the 2011 period, offset by an increase in the average cost per home closed of 6% from $171,800 in the 2011 period to $181,900 in the 2012 period.

For the comparison of the Successor entity from February 25, 2012 through December 31, 2012 and the Predecessor entity for the year ended December 31, 2011, adjusted homebuilding gross margin percentage, which excludes previously capitalized interest included in cost of sales, was 26.2% for the 2012 period compared to 19.6% for the 2011 period. The increase was primarily a result of the changes discussed for homebuilding gross margins described previously.

For the comparison of the Predecessor entity from January 1, 2012 through February 24, 2012 and the Predecessor entity for the year ended December 31, 2011, adjusted homebuilding gross margin percentage was 20.7% for the 2012 period compared to 19.6% for the 2011 period.

Adjusted homebuilding gross margin is a non-GAAP financial measure. The Company believes this information is meaningful as it isolates the impact that interest has on homebuilding gross margin and permits investors to make better comparisons with its competitors, who also break out and adjust gross margins in a similar fashion. See table set forth below reconciling this non-GAAP measure to homebuilding gross margin.

	Successor	Predecessor	Predecessor
	Period from February 25 through December 31, 2012	Period from January 1 through February 24, 2012	Year Ended December 31, 2011
	(dollars in thousands)
Home sales revenue	$244,610	$16,687	$207,055
Cost of home sales	203,203	14,598	184,489

Homebuilding gross margin	41,407	2,089	22,566
Add: Interest in cost of sales	22,728	1,360	18,082

Adjusted homebuilding gross margin	$64,135	$3,449	$40,648

Adjusted homebuilding gross margin percentage	26.2%	20.7%	19.6%

Lots, Land, and Other Sales Revenue

Lots, land and other sales increased to $104.3 million in the 2012 period with no comparable amount in the 2011 period primarily attributable to the sale of a 27-acre parcel in Palo Alto and Mountain View, California for a sales price of $90.0 million in the second quarter of 2012, the sale of 58 lots in Mesa, Arizona for a sales price of $6.5 million in the third quarter of 2012, the sale of 40 lots in Elk Grove, California for a sales price of $2.8 million in the third quarter of 2012, and the sale of 84 lots in Peoria, Arizona for a sales price of $4.2 million in the fourth quarter of 2012. As a result of the sales described above, cost of sales—lots, land and other increased to $94.8 million, which includes adjustments to land basis for fresh start accounting, in the 2012 period compared to a negligible amount in the 2011 period.

Construction Services Revenue

Construction services revenue, which was all recorded in Southern California and Northern California, was $23.8 million for the period from February 25, 2012 through December 31, 2012, and $8.9 million for the period from January 1, 2012 through February 24, 2012 compared to $19.8 million in the 2011 period. The increase is primarily due to an increase in the number of construction services projects in the 2012 period, compared to the 2011 period. In Northern California, the Company started construction on one project which contributed approximately $14.4 million in the 2012 period. See Note 1 of “Notes to Consolidated Financial Statements” for further discussion.

Impairment Loss on Real Estate Assets

	Successor	Predecessor	Predecessor
	Period from February 25 through December 31, 2012	Period from January 1 through February 24, 2012	Year Ended December 31, 2011
		(in thousands)
Land under development and homes completed and under construction
Southern California	$—	$—	$17,962
Northern California	—	—	2,074
Arizona	—	—	10,650
Nevada	—	—	4,149

Total	$—	$—	$34,835
Land held for future development or sold
Arizona	—	—	76,957
Nevada	—	—	16,522

Total	—	—	93,479

Total impairment loss on real estate assets	$—	$—	$128,314

The Company evaluates homebuilding assets for impairment when indicators of impairments are present. Indicators of potential impairment include, but are not limited to, a decrease in housing market values, sales absorption rates, and sales prices. On February 24, 2012, the Company adopted fresh start accounting under ASC 852 and recorded all real estate inventories at fair value. Subsequent to February 24, 2012 and throughout each quarter of 2012, there were no indicators of impairment, as sales prices and sales absorption rates have improved and incentives have decreased. For the 2012 period, there were no impairment charges recorded.

During the year ended December 31, 2011, the Company recorded impairment loss on real estate assets of $128.3 million. The impairment loss related to land under development and homes completed and under construction recorded during the year ended December 31, 2011, resulted from (i) in certain projects, a decrease in home sales prices related to increased incentives and (ii) a decrease in sales absorption rates which increased the length of time of the project and increased period costs related to the project. During 2011, the Company updated project budgets and cash flows of each real estate project on a quarterly basis to determine whether the estimated remaining undiscounted future cash flows of the project are more or less than the carrying amount (net book value) of the asset. If the undiscounted cash flows were more than the net book value of the project, then there was no impairment. If the undiscounted cash flows were less than the net book value of the asset, then the asset was deemed to be impaired and was written-down to its fair value. During the 2011 period, the Company adjusted discount rates to a range of 18% to 22%.

The impairment loss related to land held for future development or sold during the year ended December 31, 2011, resulted from the reduced value of the land in the project. The Company values land held for future development using, (i) projected cash flows with the strategy of selling the land, on a finished or unfinished basis, or building out the project, (ii) recent, legitimate offers received, (iii) prices for land in recent comparable sales transactions, and other factors. In addition, the Company may use appraisals to best determine the as-is value. The Company continues to evaluate land values to determine whether to hold for development or to sell at current prices, which may lead to additional impairment on real estate assets.

Sales and Marketing Expense

	Successor	Predecessor	Predecessor
	Period from February 25 through December 31, 2012	Period from January 1 through February 24, 2012	Year Ended December 31, 2011
	(in thousands)
Sales and Marketing Expense
Homebuilding
Southern California	$5,796	$942	$8,480
Northern California	2,732	463	4,227
Arizona	2,805	260	1,318
Nevada	2,291	279	2,823
Colorado	304	—	—

Total	$13,928	$1,944	$16,848

For the comparison of the Successor entity from February 25, 2012 through December 31, 2012 and the Predecessor entity for the year ended December 31, 2011, sales and marketing expense as a percentage of homebuilding revenue decreased to 5.7% in the 2012 period compared to 8.1% in the 2011 period. This is primarily attributable to a decrease in advertising expense to $2.9 million in the 2012 period compared to $5.8 million in the 2011 period, due to cost reduction efforts to use more economically efficient platforms for advertising. Such decrease is partially offset by an increase in commission expense to $9.5 million in the 2012 period from $7.9 million in the 2011 period, due to a 55% increase in home closings in the 2012 period.

For the comparison of the Predecessor entity from January 1, 2012 through February 24, 2012 and the Predecessor entity for the year ended December 31, 2011, sales and marketing expense as a percentage of revenue increased to 11.6% in the 2012 period compared to 8.1 % in the 2011 period. This is primarily attributable to the cost of operating the sales models and base sales person compensation incurred on a monthly basis relative to the respective revenue in each period.

General and Administrative Expense

	Successor	Predecessor	Predecessor
	Period from February 25 through December 31, 2012	Period from January 1 through February 24, 2012	Year Ended December 31, 2011
	(in thousands)
General and Administrative Expense
Homebuilding
Southern California	$3,540	$707	$3,665
Northern California	1,098	222	1,388
Arizona	2,102	318	1,884
Nevada	2,114	357	2,349
Colorado	235	—	—
Corporate	17,006	1,698	13,125

Total	$26,095	$3,302	$22,411

For the comparison of the Successor entity from February 25, 2012 through December 31, 2012 and the Predecessor entity for the year ended December 31, 2011, general and administrative expense as a percentage of homebuilding revenues, remained consistent at 10.7% in the 2012 period and 10.8% in the 2011 period, reflecting the impact of higher housing revenues in the current period, partially offset by $3.7 million in stock based compensation expense recorded in the fourth quarter of 2012.

For the comparison of the Predecessor entity from January 1, 2012 through February 24, 2012 and the Predecessor entity for the year ended December 31, 2011, general and administrative expense as a percentage of homebuilding revenues increased to 19.8% in the 2012 period compared to 10.8% in the 2011 period. This is primarily attributable to the fixed costs of salaries and benefits incurred on a monthly basis relative to the respective revenue in each period.

Other Items

Combined other operating costs remained relatively consistent at $3.1 million in the 2012 period compared to $4.0 million in the 2011 period.

Equity in income of unconsolidated joint ventures was $0 in the 2012 period compared to income of $3.6 million during the 2011 period. The income during the 2011 period was primarily due to the sale of the Company’s interest in one of its unconsolidated joint ventures.

During the period from February 25, 2012 through December 31, 2012, and the period from January 1, 2012 through February 24, 2012, the Company incurred interest of $30.5 million and $7.1 million, respectively. During the period from February 25, 2012 through December 31, 2012, and the period from January 1, 2012 through February 24, 2012, the Company capitalized interest of $21.4 million and $4.6 million, respectively. During the period from February 25, 2012 through December 31, 2012, and the period from January 1, 2012 through February 24, 2012, the Company recorded interest expense of $9.1 million and $2.5 million, respectively. During the 2011 period, the Company incurred interest related to its outstanding debt of $61.4 million, of which $36.9 million was capitalized, resulting in net interest expense of $24.5 million. The decrease in interest expense in the 2012 period as compared to the 2011 period is primarily attributable to the lower interest rate and reduced outstanding debt obtained as a result of the debt restructuring in the 2012 period.

Reorganization Items

During the period from January 1, 2012 through February 24, 2012, the Company recorded reorganization items of $233.5 million associated with or resulting from the reorganization and restructuring of the business. During the period from February 25, 2012 through December 31, 2012, the Company incurred reorganization costs of $2.5 million for legal and professional fees. The Company incurred reorganization costs of $21.2 million for legal and professional fees during the year ended December 31, 2011.

Noncontrolling Interest

For the comparison of the Successor entity from February 25, 2012 through December 31, 2012 and the Predecessor entity for the year ended December 31, 2011, net income attributable to noncontrolling interest increased to income of $2.0 million in the 2012 period compared to income of $0.4 million in the 2011 period. The change is primarily due to an increase in the numbers of homes closed in consolidated joint ventures to 45 in the 2012 period from 29 in the 2011 period.

Preferred Stock Dividends

The preferred stock dividends were $2.7 million in the 2012 period with no comparable amount in the 2011 period due to the issuance of preferred stock in conjunction with the Company’s reorganization.

Income Taxes

Income taxes are accounted for under the provisions of ASC 740 using an asset and liability approach. Deferred income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and operating loss and tax credit carryforwards measured by applying currently enacted tax laws. A valuation allowance is provided to reduce net deferred tax assets to an amount that is more likely than not to be realized. In 2012 and 2011, the Company only paid $11,000 and $10,000, respectively, in minimum tax payments for the year.

Net (Loss) Income Attributable to William Lyon Homes

Net income includes reorganization items of approximately $233.5 million for the period from January 1, 2012 through February 24, 2012 which primarily consists of a gain of approximately $298.8 million which resulted from cancellation of debt. The overall gain was partially offset by approximately $49.3 million in adjustments related to plan implementation and fresh start adjustments, approximately $7.8 million in professional fees, and approximately $8.3 million of debt financing cost write-off. For the period from February 25, 2012 through December 31, 2012, net loss includes reorganization items of $2.5 million which consist of professional fees relating to the restructuring. As a result of the foregoing factors, net (loss) income attributable to William Lyon Homes for the period from February 25, 2012 through December 31, 2012, and the period from January 1, 2012 through February 24, 2012, was a net loss of $8.9 million and net income of $228.4 million, respectively, compared to net loss for the year ended December 31, 2011 of $193.3 million.

Lots Owned and Controlled

The table below summarizes the Company’s lots owned and controlled as of the periods presented:

	Successor	Predecessor	Increase (Decrease)
	December 31,
	2012	2011	Amount	%
Lots Owned
Southern California	1,114	713	401	56%
Northern California	259	767	(508)	(66%)
Arizona	6,082	6,194	(112)	(2%)
Nevada	2,884	2,676	208	8%
Colorado	254	—	254	N/M

Total	10,593	10,350	243	2%

Lots Controlled(1)
Southern California	96	114	(18)	(16%)
Northern California	674	—	674	100%
Colorado	479	—	479	N/M

Total	1,249	114	1,135	996%

Total Lots Owned and Controlled	11,842	10,464	1,378	13%

(1)	Lots controlled may be purchased by the Company as consolidated projects or may be purchased by newly formed joint ventures.

Total lots owned and controlled has increased 13% to 11,842 lots owned and controlled at December 31, 2012 from 10,464 lots at December 31, 2011. The increase is primarily due to certain lot acquisitions during the period, and the lots acquired through the purchase of Village Homes in December 2012, offset by the closing of 950 homes during the 2012 period.

Comparisons of Years Ended December 31, 2011 and 2010

On a consolidated basis, homes sales revenue decreased $59.8 million to $207.1 million during the year ended December 31, 2011 compared to $266.9 million for the year ended December 31, 2010. The decrease is primarily attributable to a decrease in homes closed of 19% to 614 homes for the year ended December 31, 2011 from 760 homes for the year ended December 31, 2010 and a decrease in average sales price of 4% to $337,200 in the year ended December 31, 2011, from $351,100 in the year ended December 31, 2010. The number of net new home orders for the year ended December 31, 2011 increased 3% to 669 homes from 650 homes for the year ended December 31, 2010. The cancellation rate of buyers who contracted to buy a home but did not close escrow at the Company’s projects was approximately 18% during 2011 and 19% during 2010. The inventory of completed and unsold homes was 73 homes as of December 31, 2011, compared to 107 homes as of December 31, 2010.

On a consolidated basis, the backlog of homes sold but not closed as of December 31, 2011 was 139 homes, up 65% from 84 homes as of December 31, 2010. Homes in backlog are generally closed within three to six months. The dollar amount of backlog of homes sold but not closed on a consolidated basis as of December 31, 2011 was $29.3 million, down 2% from $30.1 million as of December 31, 2010.

The Company’s average number of sales locations increased for the year ended December 31, 2011 to 19, up 6% from 18 for the year ended December 31, 2010. The Company’s number of new home orders per average sales location decreased to 35.2 for the year ended December 31, 2011 from 36.1 for the year ended December 31, 2010.

The Company’s operations are historically seasonal, with the highest new order activity in the spring and summer, which is impacted by the timing of project openings and competition in surrounding projects, among other factors. In addition, the Company’s home deliveries typically occur in the third and fourth quarter of each fiscal year, based on the construction cycle times of our homes between three and six months. As a result, the Company’s revenues, cash flow and profitability are higher in that same period.

	Year Ended December 31,		Increase (Decrease)
	2011	2010	Amount	%
Number of Net New Home Orders
Southern California	211	369	(158)	(43)%
Northern California	147	114	33	29%
Arizona	202	90	112	124%
Nevada	109	77	32	42%

Total	669	650	19	3%

Cancellation Rate	18%	19%	(1)%

Three of the Company’s homebuilding segments experienced increases in net new home orders during the year ended December 31, 2011, primarily attributable to stabilized market conditions. However, the Company’s Southern California segment experienced a decrease in new home orders during this same period, due to slowing absorption in the markets in which the Company operates. The weekly average sales rates for the period were 0.7 sales per project during the 2011 period compared to 0.7 sales per project during the 2010 period. The increase in net new home orders positively impacts the number of homes in backlog, which are homes we will close in future periods. As new home orders and backlog increase, it has a positive impact on revenue and cash flow in future periods. The increase in the Company’s new home orders is driven by significant improvement in Arizona. New home orders during the 2010 period were 90 from three sales locations compared to 202 during the 2011 period from two sales locations. The increase is due to increased consumer confidence and diminished shadow foreclosure inventory, which has yielded stabilized prices.

Cancellation rates during the year ended December 31, 2011 decreased to 18% in the 2011 period from 19% during the 2010 period. The decline resulted from a decrease in the cancellation rate in two of the Company’s homebuilding segments. Northern California decreased to 18% in the 2011 period compared to 23% in the 2010 period, Arizona decreased to 7% in the 2011 period from 15% in the 2010 period, Southern California increased to 24% in the 2011 period from 19% in the 2010 period and Nevada increased to 20% in the 2011 period from 14% in the 2010 period. The decrease in cancellation rates, period over period, is an indication of an increase in home buyer confidence and stabilization in the Company’s markets.

	Year Ended December 31,		Increase (Decrease)
	2011	2010	Amount	%
Average Number of Sales Locations
Southern California	7	7	—	—
Northern California	4	5	(1)	(20)%
Arizona	2	3	(1)	(33)%
Nevada	6	3	3	100%

Total	19	18	1	6%

The average number of sales locations in Southern California remained consistent with the prior year. However, the Southern California homebuilding segment had final deliveries and project close out in three projects and commenced selling in three new projects during the year. The average number of sales locations in Northern California and Arizona decreased by one in each segment, due to final deliveries and project close out. Nevada gained three additional sales locations on average due to the reintroduction of sales of two suspended projects and the addition of one newly acquired project during the year.

	December 31,		Increase (Decrease)
	2011	2010	Amount	%
Backlog (units)
Southern California	22	34	(12)	(35)%
Northern California	25	19	6	32%
Arizona	75	8	67	838%
Nevada	17	23	(6)	(26)%

Total	139	84	55	65%

The Company’s backlog at December 31, 2011 increased 65% from levels at December 31, 2010, primarily resulting from a significant increase in the number of net new home orders in Arizona. The increase in backlog during this period reflects an increase in net new order activity in Arizona of 124% to 202 homes in the 2011 period compared to 90 homes in the 2010 period in addition to a decrease in the number of homes closed companywide by 19% to 614 in the 2011 period from 760 in the 2010 period. The increase in backlog is driven by the significant improvement in Arizona. The Arizona division had 202 new home orders during the 2011 period, offset by 135 closings, increasing backlog from 8 units as of December 31, 2010 to 75 units as of December 31, 2011.

	December 31,		Increase (Decrease)
	2011	2010	Amount	%
	(Dollars in thousands)
Backlog
Southern California	$8,148	$16,726	$(8,578)	(51)%
Northern California	7,125	8,184	(1,059)	(13)%
Arizona	10,294	995	9,299	935%
Nevada	3,762	4,172	(410)	(10)%

Total	$29,329	$30,077	$(748)	(2)%

The dollar amount of backlog of homes sold but not closed on a consolidated basis as of December 31, 2011 was $29.3 million, slightly down from $30.1 million as of December 31, 2010. The slight decrease in dollar amount of backlog during this period reflects: (i) a decrease in the average sales price of homes in backlog to $211,000 as of December 31, 2011 compared to $358,000 as of December 31, 2010, which was driven by the number of homes in backlog in the Arizona division of 75, with an average price in backlog of $137,000 as of the 2011 period, compared to eight with an average price in backlog of $124,000 in the 2010 period, and (ii) an increase in the number of homes in backlog to 139 homes in the 2011 period compared to 84 in the 2010 period. In addition, the Company’s product mix continues to shift, with five homes, or 4% of total homes in backlog greater than $500,000 per unit at December 31, 2011, compared to 28 homes, or 33% in backlog greater than $500,000 per unit at December 31, 2010.

In Southern California, the dollar amount of backlog decreased 51% to $8.1 million as of December 31, 2011 from $16.7 million as of December 31, 2010, which is attributable to a 43% decrease in net new home orders in Southern California to 211 homes in the 2011 period compared to 369 homes in the 2010 period in addition to a decrease in the number of closings from 493 in the 2010 period to 223 in the 2011 period. In Southern California, the cancellation rate increased to 24% for the period ended December 31, 2011 compared to 19% for the period ended December 31, 2010.

In Northern California, the dollar amount of backlog decreased 13% to $7.1 million as of December 31, 2011 from $8.2 million as of December 31, 2010, which is attributable to a 34% decrease in the average sales price of homes in backlog to $285,000 as of December 31, 2011 compared to $430,700 as of December 31, 2010. However, homes in backlog increased 32% to 25 homes for the period ended December 31, 2011 from 19 homes for the same period ending 2010, primarily attributable to a 29% increase in the number of new orders to 147 in 2011 compared to 114 in 2010. In Northern California, the cancellation rate decreased to 18% for the period ended December 31, 2011 from 23% for the period ended December 31, 2010.

In Arizona, the dollar amount of backlog increased tenfold to $10.3 million as of December 31, 2011 from $1.0 million as of December 31, 2010, which is attributable to an eightfold increase in the number of homes in backlog to 75 homes at December 31, 2011 from 8 homes at December 31, 2010 and to a 10% increase in the average sales price of homes in backlog to $137,300 as of December 31, 2011 compared to $124,400 as of December 31, 2010. In Arizona, the cancellation rate decreased to 7% for the period ended December 31, 2011 from 15% for the period ended December 31, 2010.

In Nevada, the dollar amount of backlog decreased 10% to $3.8 million as of December 31, 2011 from $4.2 million as of December 31, 2010, which is attributable to a 26% decrease in homes in backlog to 17 homes at December 31, 2011 from 23 homes at December 31, 2010 offset by a 22% increase in the average sales price of homes in backlog to $221,300 as of December 31, 2011 compared to $181,400 as of December 31, 2010. In Nevada, the cancellation rate increased to 20% for the period ended December 31, 2011 from 14% for the period ended December 31, 2010.

The decrease in the dollar amount of backlog of homes sold but not closed as described above generally results in a reduction in operating revenues in the subsequent period as compared to the previous period. Revenue from sales of homes decreased 22% to $207.1 million during the period ended December 31, 2011 from $266.9 million during the period ended December 31, 2010. A decrease in homebuilding revenues on a project basis is a potential indicator for impairment. If market prices and home values decrease in certain of the Company’s projects and cancellation rates increase in the future, the Company’s revenue and liquidity would likely be negatively impacted.

	Year Ended December 31,		Increase (Decrease)
	2011	2010	Amount	%
Number of Homes Closed
Southern California	223	493	(270)	(55)%
Northern California	141	101	40	40%
Arizona	135	99	36	36%
Nevada	115	67	48	72%

Total	614	760	(146)	(19)%

During the year ended December 31, 2011, the number of homes closed decreased 19% to 614 during the 2011 period from 760 in the 2010 period. The decrease was primarily driven by the completion and closeout of two larger projects in the Southern California segment in 2011, which had 145 closings in 2010 compared to 39 in 2011. The decrease in closings in the 2011 period for Southern California is related to decreased absorption rates at its projects as net new home orders decreased 43% on the same number of average sales locations. All three of the other divisions had an increase in home closings, related to an increase in net new home orders of 40% in Northern California, 36% in Arizona and 72% in Nevada.

	Year Ended December 31,		Increase (Decrease)
	2011	2010	Amount	%
	(Dollars in thousands)
Home Sales Revenue
Southern California	$110,969	$195,613	$(84,644)	(43)%
Northern California	54,141	38,891	15,250	39%
Arizona	20,074	16,595	3,479	21%
Nevada	21,871	15,766	6,105	39%

Total	$207,055	$266,865	$(59,810)	(22)%

The decrease in homebuilding revenue of 22%, or $59.8 million, to $207.1 million during the year ended December 31, 2011 from $266.9 million during the year ended December 31, 2010 is attributable to (i) a decrease in average sales prices of homes closed of 4%, or $13,900 per unit, which contributed to $10.6 million of the decrease and (ii) a 19% decrease in closings, or 146 units, which contributed to $49.2 million of the decrease.

	Year Ended December 31,		Increase (Decrease)
	2011	2010	Amount	%
Average Sales Price of Homes Closed
Southern California	$497,600	$396,800	$100,800	25%
Northern California	384,000	385,100	(1,100)	(0)%
Arizona	148,700	167,600	(18,900)	(11)%
Nevada	190,200	235,300	(45,100)	(19)%

Total	$337,200	$351,100	$(13,900)	(4)%

The average sales price of homes closed during the year ended December 31, 2011 decreased 4% to $337,200 compared to $351,100 in 2010, particularly driven by an increase in Southern California of $100,800 per unit, offset by a decrease in Arizona and Nevada. The increase in Southern California was driven by product mix, due to the Company strategically closing out of projects in the Inland Empire sub-market of Southern California, which projects delivered 193 units in 2010 at sales prices ranging from $208,000 to $408,000, with 1 unit being delivered in 2011. In Arizona, average sales prices for homes closed decreased in the 2011 period due to strategic price decreases, in an attempt to increase absorption rates. The price ranges of homes closed in 2010 ranged from $121,000 to $200,000 and in 2011 the price ranges decreased to $104,000 to $181,000 on the same communities. In Nevada, average sales prices decreased as result of strategic price decreases in an attempt to spur absorption rates.

	Year Ended December 31,		Increase (Decrease)
	2011	2010
Homebuilding Gross Margin Percentage
Southern California	10.9%	14.6%	(3.7)%
Northern California	11.1%	22.3%	(11.2)%
Arizona	11.8%	4.9%	6.9%
Nevada	9.7%	19.7%	(10.0)%

Total	10.9%	15.4%	(4.5)%

Homebuilding gross margin percentage during the year ended December 31, 2011 decreased to 10.9% from 15.4% during the year ended December 31, 2010, which is primarily attributable to a decrease in the average sales price of homes closed of 4% from $351,100 in the 2010 period to $337,200 in the 2011 period in addition to 1% increase in the average cost of homes closed from $297,000 in the 2010 period to $300,500 in the 2011 period.

Homebuilding gross margins may be negatively impacted by a weak economic environment, which includes homebuyers’ reluctance to purchase new homes, increase in foreclosure rates, tightening of mortgage loan origination requirements, high cancellation rates, which could affect our ability to maintain existing home prices and/or home sales incentive levels, and continued deterioration in the demand for new homes in our markets, among other things.

Lots, Land and Other

Land sales revenue was $17.2 million during the year ended December 31, 2010, with no comparable amount for the year ended December 31, 2011. As part of an opportunistic land sale, in June 2010, the Company sold land in Santa Clara County and generated a net profit of $2.9 million. The Company determined that the best economic value to the Company of these lots was to sell them in their current condition as opposed to holding the lots and eventually building and selling homes. The Company continues to evaluate its options and the marketplace with respect to developing lots.

During the year ended December 31, 2011, the Company recorded a loss of $4.2 million compared to a loss of $3.2 million during the 2010 period. Included in these amounts are the write-off of land deposits and pre-acquisition costs of $0.3 million and $6.0 million, respectively. The write-off of land deposits and pre-acquisition costs of $6.0 million in 2010 are attributable to projects where the value of the land was less than the contracted price. Management of the Company determined that the remaining purchase prices of the lots in the arrangements were priced above current market values.

Construction Services Revenue

Construction services revenue, which is all recognized in Southern California and Northern California, was $19.8 million during the year ended December 31, 2011, compared to $10.6 million in the 2010 period. The increase is due to a full year of activity from two projects during the 2011 period which opened during the fourth quarter of the 2010 period, which contributed an incremental $6.7 million in revenue during the 2011 period.

Impairment Loss on Real Estate Assets

	Year Ended December 31,		Increase (Decrease)
	2011	2010
	(in thousands)
Impairment Loss on Real Estate Assets
Land under development and homes completed and under construction
Southern California	$17,962	$70,801	$(52,839)
Northern California	2,074	3,103	(1,029)
Arizona	10,650	6,293	4,357
Nevada	4,149	—	4,149

Total	$34,835	$80,197	$(45,362)

Land held for future development or sold
Arizona	76,957	16,116	60,841
Nevada	16,522	15,547	975

Total	93,479	31,663	61,816

Total Impairment Loss on Real Estate Assets	$128,314	$111,860	$16,454

During the year ended December 31, 2011, the Company recorded impairment loss on real estate assets of $128.3 million, compared to $111.9 million during the year ended December 31, 2010.

The impairment loss related to land under development and homes completed and under construction recorded during the year ended December 31, 2011, resulted from (i) in certain projects, a decrease in home sales prices related to increased incentives and (ii) a decrease in sales absorption rates which increased the length of time of the project and increased period costs related to the project. The Company updates project budgets and cash flows of each real estate project on a quarterly basis to determine whether the estimated remaining undiscounted future cash flows of the project are more or less than the carrying amount (net book value) of the asset. If the undiscounted cash flows are more than the net book value of the project, then there is no impairment. If the undiscounted cash flows are less than the net book value of the asset, then the asset is deemed to be impaired and is written-down to its fair value. During the 2011 period, the Company adjusted discount rates to a range of 18% to 22% from a range of 21% to 27% during the 2010 period. During the 2011 period, the Company decreased discount rates due to (i) a decrease in the Company’s cancellation rate to 18% in the 2011 period from 19% in the 2010 period and (ii) an increase in the number of homes in backlog to 139 homes as of December 31, 2011 compared to 84 homes as of December 31, 2010.

The Company engaged a third-party valuation firm to assist with the analysis of the fair value of the entity, and respective assets and liabilities in connection with its reorganization. Since the valuation was completed near December 31, 2011, management used such valuation to evaluate the book value as of December 31, 2011.

The impairment loss related to land under development and homes completed and under construction incurred during the year ended December 31, 2010, resulted from (i) a decrease in certain projects in home sales prices related to increased incentives, (ii) increased future costs in certain projects for outside broker expense and sales and marketing expense, (iii) the decision by the Company in certain projects to cancel certain land option agreements to purchase lots in projects where sales were deteriorating and the underlying value of the land to be purchased was less than the purchase price using a residual land value approach, (iv) the need in certain projects to preserve the liquidity of the Company and, therefore, canceling certain land option agreements, and (v) the renegotiations in certain other projects of the land purchase schedule for land under option, to delay the required purchases, to allow markets to recover, and reduce the amount of lots to be purchased over time. The extended time of the projects increased carrying costs that lead to the future undiscounted cash flows of the projects being less than the current book value of the land. During the 2010 period, the Company increased discount rates to a range of 21% to 27%. These rates resulted from a full year of interest incurred on the Senior Secured Term Loan due 2014, or the Old Term Loan, of 14%. During the 2009 period, the Company increased the discount rates used in the estimated discounted cash flow assessments to a range of 19% to 27%. These rates resulted from an increase in the leverage component of our discount rate related to the interest cost on the Old Term Loan and a decrease in risk-related discount rates in California projects due to improving market conditions, including: (i) a decrease in the cancellation rate for the Company at 19% in the 2010 period compared to 21% in the 2009 period, (ii) an increase of 1.9% in the Company’s gross margin percentage and (iii) an increase in the number of net home orders per sale location from 34.8 in the 2009 period to 36.1 in the 2010 period.

The impairment loss related to land held for future development or sold incurred during the years ended December 31, 2011 and 2010, resulted from the reduced value of the land in the project. The Company values land held for future development using (i) projected cash flows with the strategy of selling the land on a finished or unfinished basis, or building out the project, (ii) considering recent, legitimate offers received, and (iii) prices for land in recent comparable sales transactions, among other factors. In addition, the Company may use appraisals to best determine the as-is value. The Company continues to evaluate land values to determine whether to hold for development or to sell at current prices, which may lead to additional impairment on real estate assets.

Sales and Marketing Expenses

	Year Ended December 31,		Increase (Decrease)
	2011	2010	Amount	%
	(Dollars in thousands)
Sales and Marketing Expenses
Homebuilding
Southern California	$8,480	$12,582	$(4,102)	(33)%
Northern California	4,227	4,247	(20)	0%
Arizona	1,318	1,207	111	9%
Nevada	2,823	1,710	1,113	65%

Total	$16,848	$19,746	$(2,898)	(15)%

Sales and marketing expenses decreased $2.9 million to $16.8 million in the 2011 period from $19.7 million in the 2010 period primarily due to a decrease of $1.5 million in direct selling expenses, including a decrease of $1.3 million in salaries and commissions paid in 2011 as compared to 2010, and a decrease of $0.3 million in seller closing costs and referral fees in 2011 as compared to 2010 due to the decrease in units closed in 2011 as compared to 2010. In addition, advertising costs decreased $1.0 million, due to the opening of fewer new model complexes in 2011 as compared to 2010. Sales and marketing expenses as a percentage of homebuilding revenue remained relatively consistent at 8.1% and 7.4% for the period ended December 31, 2011 and 2010, respectively, as there was a decrease in both sales and marketing expenses and homebuilding revenues.

General and Administrative Expenses

	Year Ended December 31,		Increase (Decrease)
	2011	2010	Amount	%
	(Dollars in thousands)
General and Administrative Expenses
Homebuilding
Southern California	$3,665	$5,093	$(1,428)	(28)%
Northern California	1,388	2,960	(1,572)	(53)%
Arizona	1,884	2,568	(684)	(27)%
Nevada	2,349	2,651	(302)	(11)%
Corporate	13,125	11,857	1,268	11%

Total	$22,411	$25,129	$(2,718)	(11)%

General and administrative expenses decreased $2.7 million, or 11%, in the 2011 period to $22.4 million from $25.1 million in the 2010 period. In 2010, the Company incurred $2.1 million in outside services expense in connection with the Old Term Loan, which is included in general and administrative expenses. In addition to the $2.1 million decrease in general and administrative expenses relating to outside services in connection with the Old Term Loan, the additional decrease in general and administrative expenses in 2011 reflects the Company’s overhead costs savings measures taken during the year. The bonus expense incurred in the 2010 and 2011 periods was a decision by management to award bonuses to employees in order to encourage employee retention and reward individual employee performance. General and administrative expense as a percentage of homebuilding revenue increased slightly to 10.8% for the period ended December 31, 2011 from 9.4% for the period ended December 31, 2010, as there was a decrease in both general and administrative expenses and homebuilding revenues.

Other Items

Other operating costs increased to $4.0 million in the 2011 period compared to $2.7 million in the 2010 period. The increase is due to the increase in property tax expense incurred as a period expense on projects in which development was temporarily suspended. The Company incurred $1.8 million in the 2011 period, compared to $1.6 million in the 2010 period. In addition, operating losses realized by golf course operations decreased to $1.0 million in the 2011 period from $1.1 million in the 2010 period.

Equity in income from unconsolidated joint ventures increased to $3.6 million in the 2011 period compared to income of $0.9 million in the 2010 period, primarily due to the sale of the Company’s interest in one of its unconsolidated joint ventures.

During 2010, the Company redeemed $37.3 million principal amount of its then-outstanding 7 5/8% Senior Notes due 2012, 10 3/4% Senior Notes due 2013 and 7 1/2% Senior Notes due 2014, or, collectively, the Old Senior Notes, at a cost of $31.3 million, plus accrued interest. The net gain resulting from the redemptions, after giving effect to amortization of related deferred loan costs, was $5.6 million. During 2011, the Company did not redeem any of its outstanding Old Senior Notes.

During the year ended December 31, 2011, the Company incurred interest related to its outstanding debt of $61.4 million and capitalized $36.9 million, resulting in net interest expense of $24.5 million. During the year ended December 31, 2010, the Company incurred interest related to its outstanding debt of $62.8 million and capitalized $39.1 million, resulting in net interest expense of $23.7 million. The year over year increase in net interest expense is due to a decrease in real estate assets which qualify for interest capitalization during the 2011 period.

Other income primarily consists of marketing services and human resource management income slightly offset by mortgage company expense. During the 2011 period, the Company had income of $0.8 million compared to a negligible amount in the 2010 period.

Income from noncontrolling interest of consolidated entities decreased to $0.4 million in the 2011 period compared to $1.3 million in the 2010 period, primarily due to a decrease in the number of joint venture homes closed.

Income Taxes

On November 6, 2009, an expanded carry back election was signed into law as part of the Worker, Homeownership, and Business Assistance Act of 2009. As a result of this legislation, the Company elected to carry back for five years the taxable losses generated in 2009. As of December 31, 2009, the Company recorded an income tax refund receivable and the related income tax benefit of $101.8 million. The Company received the tax refund during the first quarter of 2010. As of December 31, 2010, the Company received an additional refund related to the 2009 loss carry back of $347,000 and recorded the related income tax benefit as of December 31, 2010. In 2011, the Company only paid $10,000 in minimum tax payments for the year.

Net (Loss) Income Attributable to William Lyon Homes

As a result of the foregoing factors, net loss for the year ended December 31, 2011 was $193.3 million compared to net loss for the year ended December 31, 2010 of $136.8 million.

Lots Owned and Controlled

The table below summarizes the Company’s lots owned and controlled as of the periods presented:

	December 31,		Increase (Decrease)
	2011	2010	Amount	%
Lots Owned
Southern California	713	922	(209)	(23)%
Northern California	767	616	151	25%
Arizona	6,194	5,836	358	6%
Nevada	2,676	2,791	(115)	(4)%

Total	10,350	10,165	185	2%

Lots Controlled(1)
Southern California	114	114	—	—
Northern California	—	303	(303)	(100)%

Total	114	417	(303)	(73)%

Total Lots Owned and Controlled	10,464	10,582	(118)	(1)%

(1)	Lots controlled may be purchased by the Company as consolidated projects or may be purchased by newly formed unconsolidated joint ventures.

Total lots owned and controlled has increased 1% to 10,464 lots owned and controlled at December 31, 2011 from 10,582 lots at December 31, 2010. The increase is primarily due to certain lot acquisitions during the period, offset by the closing of 614 homes during the 2011 period and cancellation of certain lot option contracts.

Financial Condition and Liquidity

The U.S. housing market continues to improve from the cyclical low points reached during the 2008—2009 national recession. In 2011, early signs of a recovery began to materialize in many markets around the country as a result of an improving macroeconomic backdrop and excellent housing affordability. Historically, strong housing markets have been associated with great affordability, a healthy domestic economy, positive demographic trends such as population growth and household formation, falling mortgage rates, increases in renters that qualify as homebuyers and locally based dynamics such as housing demand relative to housing supply. Many markets across the U.S. are exhibiting most of these positive characteristics.

In the three months ended March 31, 2013, the Company delivered 268 homes, with an average selling price of approximately $285,200, and recognized home sales revenues and total revenues of $76.4 million and $80.9 million, respectively. The Company has experienced significant operating momentum since the beginning of 2012, during which time a variety of key housing, employment and other related economic statistics in our markets have increasingly demonstrated signs of recovery. This rebound in market conditions, when combined with the Company’s disciplined operating strategy, has resulted in five consecutive quarters of growth in net new home orders, home closings and unit backlog.

In the three months ended March 31, 2013, net new home orders increased 12% to 361 from 321 in the first quarter of 2012, while home closings increased 109% to 268 in the first quarter of 2013 from 128 in the first quarter of 2012. On a consolidated basis, the cancellation rate increased to 12% in the first quarter of 2013 compared to 9% in the first quarter of 2012. In addition, homebuilding gross margin percentage and adjusted homebuilding gross margin percentage increased to 17.1% and 23.2%, respectively, for the three months ended March 31, 2013, as compared to 13.0% and 20.8%, respectively, for the three months ended March 31, 2012.

As of March 31, 2013 the Company was selling homes in 22 communities and had a consolidated backlog of 498 sold but unclosed homes, with an associated sales value of $170.8 million, representing a 50% and 115% increase in units and dollars, respectively, as compared to the backlog at March 31, 2012. The Company believes that the attractive fundamentals in its markets, its leading market share positions, its long-standing relationships with land developers, its significant land supply and its focus on providing the best possible customer experience, positions the Company to capitalize on meaningful growth as the U.S. housing market continues to rebound.

On February 24, 2012, the Company received proceeds from the Plan. The Company received $50.0 million in cash related to the issuance of its Convertible Preferred Stock, $10.0 million related to the issuance of its Class C Common Stock, $21.0 million in cash and $4.0 million of land option value related to the assignment of an option to purchase certain real estate, related to the issuance of its Class B Common Stock, offset by certain fees and payments related to the Plan, for a net of $67.7 million in cash. The Plan allowed the Company to restructure its debt from $563.5 million as of December 31, 2011, to $384.5 million principal outstanding as of February 24, 2012, which subsequently reduces the Company’s interest exposure.

In 2012, subsequent to February 24, 2012, the Company raised total equity of $51.5 million in cash and land from private placements. In addition, the Company refinanced its outstanding debt with 8.5% Senior Notes due in 2020 as described below, which will reduce the amount of interest incurred by $6.4 million annually. The Company provides for its ongoing cash requirements with the proceeds identified above, as well as from internally generated funds from the sales of homes and/or land sales. During the three months ended March 31, 2013 and the year ended December 31, 2012, the Company had cash used in operations of $10.5 million and cash provided by operations of $32.7 million, respectively, which includes land acquisitions of $9.1 million and $82.2 million, respectively. In addition, the Company has the option to use additional outside borrowing, form new joint ventures with partners that provide a substantial portion of the capital required for certain projects, one of which was closed in October 2012, and buy land via lot options or land banking arrangements. The Company has financed, and may in the future finance, certain projects and land acquisitions with construction loans secured by real estate inventories, seller-provided financing and land banking transactions. The Company expects to use a portion of the net proceeds from this offering to acquire land currently under contract or non-binding letters of intent, and may also draw on its revolving line of credit to fund land acquisitions, as discussed below.

8.5% Senior Notes Due 2020

On November 8, 2012, California Lyon completed its offering of the New Notes, in an aggregate principal amount of $325 million. The New Notes were issued at 100% of their aggregate principal amount. The Company used the net proceeds from the sale of the New Notes, together with cash on hand, to refinance the Company’s (i) $235 million 10.25% Senior Secured Term Loan due 2015, (ii) approximately $76 million in aggregate principal amount of the Old Notes, (iii) approximately $11 million in principal amount of project related debt, and (iv) to pay accrued and unpaid interest thereon.

As of March 31, 2013, the outstanding principal amount of the New Notes was $325 million, and the New Notes mature on November 15, 2020. The New Notes are senior unsecured obligations of California Lyon and are unconditionally guaranteed on a senior subordinated secured basis by Parent and by certain of Parent’s existing and future restricted subsidiaries. The New Notes and the guarantees rank senior to all of California Lyon’s and the guarantors’ existing and future unsecured senior debt and senior in right of payment to all of California Lyon’s and the guarantors’ future subordinated debt. The New Notes and the guarantees are and will be effectively junior to any of California Lyon’s and the guarantors’ existing and future secured debt.

The New Notes bear interest at an annual rate of 8.5% per annum and will be payable semiannually in arrears on May 15 and November 15, commencing on May 15, 2013.

The Indenture contains covenants that limit the ability of the Company and its restricted subsidiaries to, among other things: (i) incur or guarantee certain additional indebtedness; (ii) pay dividends or make other distributions or repurchase stock; (iii) make certain investments; (iv) sell assets; (v) incur liens; (vi) enter into agreements restricting the ability of the Company’s restricted subsidiaries to pay dividends or transfer assets; (vii) enter into transactions with affiliates; (viii) create unrestricted subsidiaries; and (viii) consolidate, merge or sell all or substantially all of the Company’s and California Lyon’s assets. These covenants are subject to a number of important exceptions and qualifications as described in the Indenture. The Indenture also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such New Notes to be declared due and payable.

Revolving Line of Credit Loan Agreement

On March 5, 2013, California Lyon entered into a Revolving Line of Credit Loan Agreement, or the CB&T Loan Agreement, with California Bank & Trust, or CB&T, providing for a revolving line of credit of $30.0 million, or the CB&T Loan. The CB&T Loan, as amended, will provide California Lyon with funds for the development of residential lots, the construction of existing and future residential home projects within the states of California, Arizona, Nevada and Colorado, the issuance of letters of credit for the payment of costs incurred or associated with those projects and other general corporate purposes. In connection with the execution of the CB&T Loan Agreement, California Lyon issued a promissory note, or the CB&T Promissory Note, and together with the CB&T Loan Agreement and any ancillary documents and agreements executed pursuant to the CB&T Loan Agreement, the CB&T Loan Documents, in favor of CB&T. California Lyon’s obligations under the CB&T Loan are secured by, among other things, a first and prior lien on and security interest in all the real and personal property comprising each qualified project that is admitted in the CB&T Loan.

Borrowings under the CB&T Loan Agreement, bear interest, payable monthly, at California Lyon’s option of either (i) a fixed rate at LIBOR plus 3.00% per annum or (ii) a variable rate at the Prime Rate, as adjusted by CB&T in accordance with the CB&T Loan Agreement, plus 1.00% per annum. The floor interest rate for borrowings under the CB&T Loan Agreement range from 4.25% to 5.00%, depending on California Lyon’s total debt to tangible net worth ratio. Beginning on March 5, 2015, the maximum amount available under the CB&T Loan will be reduced by $7.5 million every 90 days until the CB&T Loan matures. The CB&T Loan will mature on March 5, 2016.

All outstanding borrowings under the CB&T Loan may, at the option of CB&T, be accelerated and become immediately due and payable in the event of a default under the CB&T Loan Documents, which includes, among other things, the following events (subject to certain cure periods, as applicable): (i) the failure by California Lyon to pay any monetary amount when due under any CB&T Loan Document; (ii) the breach of certain covenants under the CB&T Loan Documents; (iii) any representations contained in the CB&T Loan Documents being materially misleading or false when made; (iv) defaults under certain other monetary obligations; (v) bankruptcy matters; (vi) litigation or proceedings that could constitute a material adverse change on California Lyon or a qualified project or (vii) certain judgments. The CB&T Loan Documents also contain negative covenants which restrict or limit California Lyon from, among other things, the following: (a) consolidating or merging with any person unless California Lyon is the surviving entity; (b) changing its fiscal year or accounting methods; (c) changing the character of California Lyon’s business; (d) suffering any change in the legal or beneficial ownership of any capital stock in California Lyon; (e) making loans or advances; (f) granting or continuing liens; (g) incurring debt; and (h) acquiring assets.

In March 2013, one of the outstanding construction loans payable and its underlying collateral was rolled into the CB&T Loan. As of March 31, 2013, there was $13.2 million outstanding under the CB&T Loan.

Construction Notes Payable

In September 2012, the Company entered into two construction notes payable agreements. The first agreement has total availability under the facility of $19.0 million, to be drawn for land development and construction on one of its wholly-owned projects. The loan matures in September 2015 and bears interest at the prime rate + 1.0%, with a rate floor of 5.0%. As of December 31, 2012, the Company had borrowed $7.8 million under this facility. This loan and the underlying collateral was rolled into the CB&T Loan Agreement, discussed above.

The second construction notes payable agreement has total availability under the facility of $17.0 million, to be drawn for land development and construction on one of its joint venture projects. The loan matures in March 2015 and bears interest at prime rate + 1%, with a rate floor of 5.0%. As of March 31, 2013 and December 31, 2012, the Company had borrowed $7.3 million and $5.4 million, respectively, under this facility. The loan will be repaid with proceeds from home closings of the project and is secured by the underlying project.

Seller Financing

At March 31, 2013, the Company had $1.8 million of notes payable outstanding related to a land acquisition for which seller financing was provided. The note bears interest at 3% per annum, is secured by the underlying land, and matures in March 2014.

New Revolving Credit Facility

The Company expects to enter into a new $100 million revolving credit facility, or the New Credit Facility, following completion of this offering. The New Credit Facility is expected to include covenants that are customary for facilities and transactions of a similar type. Borrowings under the New Credit Facility are expected to be available based on a borrowing base determined with reference to certain of the Company’s assets. Although we expect to enter into such credit facility following consummation of this offering, we have not received commitments for such a facility and there can be no assurance that we will be able to enter into such a facility on terms that are satisfactory to us. In addition, even if we are able to enter into the New Credit Facility, there can be no assurance that we will be able to satisfy the conditions to borrowing thereunder.

Net Debt to Total Capital

The Company’s ratio of net debt to total capital was 66.6%, 65.0% and 145.6% as of March 31, 2013, and December 31, 2012 and 2011, respectively. The ratio of net debt to total capital is a non-GAAP financial measure, which is calculated by dividing notes payable and Senior Notes, net of cash and cash equivalents and restricted cash, by total capital (notes payable and Senior Notes, net of cash and cash equivalents and restricted cash, plus redeemable convertible preferred stock and total equity (deficit)). The Company believes this calculation is a relevant and useful financial measure to investors in understanding the leverage employed in its operations, and may be helpful in comparing the Company with other companies in the homebuilding industry to the extent they provide similar information. See table set forth below reconciling this non-GAAP measure to the ratio of debt to total capital.

	Successor		Predecessor
	March 31, 2013	December 31,
		2012	2011
		(dollars in thousands)
Notes payable and Senior Notes	$347,269	$338,248	$563,492
Redeemable convertible preferred stock	71,571	71,246	—
Total equity (deficit)	69,095	72,119	(169,870)

Total capital	$487,935	$481,613	$393,622
Ratio of debt to total capital	71.2%	70.2%	143.2%
Notes payable and Senior Notes	$347,269	$338,248	$563,492
Less: Cash and cash equivalents and restricted cash	(67,257)	(71,928)	(20,913)

Net debt	280,012	266,320	542,579
Redeemable convertible preferred stock	71,571	71,246	—
Total equity (deficit)	69,095	72,119	(169,870)

Total capital	$420,678	$409,685	$372,709
Ratio of net debt to total capital	66.6%	65.0%	145.6%

Land Banking Arrangements

As a method of acquiring land in staged takedowns, thereby minimizing the use of funds from the Company’s available cash or other corporate financing sources and limiting the Company’s risk, the Company transfers its right in such purchase agreements to entities owned by third parties, or land banking arrangements. These entities use equity contributions and/or incur debt to finance the acquisition and development of the land being purchased. The entities grant the Company an option to acquire lots in staged takedowns. In consideration for this option, the Company makes a non-refundable deposit of 15% to 25% of the total purchase price. The Company is under no obligation to purchase the balance of the lots, but would forfeit remaining deposits and could be subject to penalties if the lots were not purchased. The Company does not have legal title to these entities or their assets and has not guaranteed their liabilities. These land banking arrangements help the Company manage the financial and market risk associated with land holdings. The use of these land banking arrangements is dependent on, among other things, the availability of capital to the option provider, general housing market conditions and geographic preferences.

The Company participates in one land banking arrangement that is not a variable interest entity in accordance with FASB ASC Topic 810, Consolidation, or ASC 810, but is consolidated in accordance with FASB ASC Topic 470, Debt, or ASC 470. Under the provisions of ASC 470, the Company has determined it is economically compelled, based on certain factors, to purchase the land in the land banking arrangement. Therefore, the Company has recorded the remaining purchase price of the land of $39.0 million as of March 31, 2013 and December 31, 2012, which is included in real estate inventories not owned and liabilities from inventories not owned in the accompanying balance sheet.

Summary information with respect to the Company’s land banking arrangements is as follows as of the periods presented (dollars in thousands):

	Successor		Predecessor
	March 31, 2013	December 31,
		2012	2011
Total number of land banking projects	1	1	1

Total number of lots(1)	610	610	625

Total purchase price	$161,465	$161,465	$161,465

Balance of lots still under option and not purchased:
Number of lots	199	199	225

Purchase price	$39,029	$39,029	$47,408

Forfeited deposits if lots are not purchased	$27,734	$27,734	$25,234

(1)	Total number of lots in the land banking project was reduced by 15 as of December 31, 2012 as compared to December 31, 2011 because of a change in product mix in future projects.

Joint Venture Financing

The Company and certain of its subsidiaries are general partners or members in joint ventures involved in the development and sale of residential projects. As described more fully below in “—Critical Accounting Policies—Variable Interest Entities,” certain joint ventures have been determined to be variable interest entities in which the Company is considered the primary beneficiary. Accordingly, the assets, liabilities and operations of these joint ventures have been consolidated with the Company’s financial statements for the periods presented. The financial statements of joint ventures in which the Company is not considered the primary beneficiary are not consolidated with the Company’s financial statements. The Company’s investments in unconsolidated joint ventures are accounted for using the equity method because the Company has a 50% or less voting or economic interest (and thus such joint ventures are not controlled by the Company). Based upon current estimates, substantially all future development and construction costs incurred by the joint ventures will be funded by the venture partners or from the proceeds of construction financing obtained by the joint ventures.

As of March 31, 2013 and December 31, 2012 and 2011, the Company’s had no investment in and advances to unconsolidated joint ventures.

Assessment District Bonds

In some jurisdictions in which the Company develops and constructs property, assessment district bonds are issued by municipalities to finance major infrastructure improvements and fees. Such financing has been an important part of financing master-planned communities due to the long-term nature of the financing, favorable interest rates when compared to the Company’s other sources of funds and the fact that the bonds are sold, administered and collected by the relevant government entity. As a landowner benefited by the improvements, the Company is responsible for the assessments on its land. When the Company’s homes or other properties are sold, the assessments are either prepaid or the buyers assume the responsibility for the related assessments. See Note 12 of “Notes to Condensed Consolidated Financial Statements” for the three months ended March 31, 2013 and Note 15 of “Notes to Consolidated Financial Statements” for the year ended December 31, 2012.

Cash Flows — Comparison of Three Months Ended March 31, 2013 to Three Months Ended March 31, 2012

For the comparison of the Successor entity for the three months ended March 31, 2013 and the Successor entity from February 25, 2012 through March 31, 2012, the comparison of cash flows is as follows:

•

Net cash used in operating activities increased to $10.5 million in the first quarter of 2013 from $4.3 million in the first quarter of 2012. The change was primarily a result of (i) a net increase in real estate inventories-owned of $16.1 million in the first quarter of 2013 compared to a net increase of $0.09 million in the first quarter of 2012, primarily driven by $9.1 million in land acquisitions in the first quarter of 2013 with no comparable amounts in the first quarter of 2012, in addition to an increase in homebuilding starts in the first quarter of 2013, and (ii) an increase in receivables of $5.2 million in the first quarter of 2013 compared to an increase of $0.1 million in the first quarter of 2012 primarily attributable to the timing of proceeds received from escrow for home closings, offset by (iii) an increase in accrued expenses of $6.0 million in the first quarter of 2013 compared to an increase of $0.8 million in the first quarter of 2012 attributed to the timing of interest payments on Senior Notes, (iv) an increase in accounts payable of $5.5 million in the first quarter of 2013 compared to a decrease of $1.1 million in the first quarter of 2012 attributed to the timing of payments to subcontractors, and (v) consolidated net loss of $2.5 million in the first quarter of 2013 compared to consolidated net loss of $5.0 million in the first quarter of 2012.

•

Net cash used in investing activities was $0.7 million in the first quarter of 2013 with no comparable amount in the first quarter of 2012, as a result of purchases of property and equipment of $0.7 million in the first quarter of 2013.

•

Net cash provided by (used in) financing activities increased to a source of $6.5 million in the first quarter of 2013 from a use of $5.2 million in the first quarter of 2012. The change was primarily as a result of (i) proceeds from borrowings on notes payable of $20.2 million in the first quarter of 2013 with no comparable amount in the first quarter of 2012, offset by (ii) principal payments on notes payable of $13.0 million in the first quarter of 2013 as compared to $4.2 million in the first quarter of 2012.

For the comparison of the Successor entity for the three months ended March 31, 2013 and the Predecessor entity from January 1, 2012 through February 24, 201, the comparison of cash flows is as follows:

•

Net cash used in operating activities decreased to a use of $10.5 million in the first quarter of 2013 from a use of $17.3 million in the first quarter of 2012. The change was primarily a result of (i) net reorganization items of $241.3 million in the first quarter of 2012 with no comparable amount in the first quarter of 2013, and (ii) an increase in accrued expenses of $6.0 million in the first quarter of 2013, compared to a decrease of $3.9 million in the first quarter of 2012 attributed to the timing of interest payments on Senior Notes, offset by (iii) consolidated net income of $228.5 million in the first quarter of 2012 compared to consolidated net loss of $2.5 million in the first quarter of 2013, (iv) an increase in receivables of $5.2 million in the first quarter of 2013 compared to a decrease of $0.9 million in the first quarter of 2012 primarily attributable to the timing of proceeds received from escrow for home closings, and (v) an increase in real estate inventories-owned of $16.1 million in the first quarter of 2013 compared to an increase of $7.0 million in the first quarter of 2012, primarily driven by $9.1 million in land acquisitions in the first quarter of 2013 with no comparable amounts in the first quarter of 2012, in addition to an increase in home building starts in the first quarter of 2013.

•

Net cash used in investing activities was $0.7 million in the first quarter of 2013 with no comparable amount in the first quarter of 2012, as a result of purchases of property and equipment of $0.7 million in the first quarter of 2013.

•

Net cash provided by (used in) financing activities increased to a source of $6.5 million in the first quarter of 2013 from a source of $77.8 million in the first quarter of 2012. The change was primarily as a result of (i) proceeds from preferred stock of $50.0 million in the first quarter of 2012 with no comparable amount in the first quarter of 2013, (ii) proceeds from reorganization of $31.0 million in the first quarter of 2012 with no comparable amount in the first quarter of 2013 and (iii) principal payments on notes payable $13.0 million in the first quarter of 2013 compared to $0.6 million in the first quarter of 2012, offset by (iv) proceeds from borrowings on notes payable of $20.2 million in the first quarter of 2013 with no comparable amount in the 2012 period.

Based on the aforementioned, the Company believes it has sufficient cash and sources of financing for at least the next twelve months.

Cash Flows—Comparison of Year Ended December 31, 2012 to Year Ended December 31, 2011

For the comparison of the Successor entity from February 25, 2012 through December 31, 2012 and the Predecessor entity for the year ended December 31, 2011, the comparison of cash flows is as follows:

•

Net cash provided by (used in) operating activities increased to a source of $50.0 million in the 2012 period from a use of $38.7 million in the 2011 period. The change was primarily a result of (i) a net decrease in real estate inventories-owned of $30.3 million in the 2012 period compared to a net decrease of $18.2 million in the 2011 period, primarily driven by the increase in homes closed in the 2012 period as compared to the 2011 period, (ii) a decrease in other assets of $0.6 million in the 2012 period compared to an increase of $4.4 million in the 2011 period attributable to insurance premiums payments and the related amortization expense, (iii) an increase in accounts payable of $7.7 million in the 2012 period compared to a decrease of $1.5 million in the 2011 period attributed to the timing of payments to subcontractors, and (iv) consolidated net loss of $192.9 million in the 2011 period compared to consolidated net loss of $6.9 million in the 2012 period, and (v) an increase in receivables of $2.9 million in the 2012 period compared to a decrease of $4.8 million in the 2011 period primarily attributable to the timing of proceeds received from escrow for home closings.

•

Net cash (used in) provided by investing activities decreased to a use of $33.5 million in the 2012 period from a source of $1.3 million in the 2011 period. The change was primarily a result of (i) net cash paid of $33.2 million related to the acquisition of a homebuilder in Colorado, known as Village Homes, with no comparable amount in the 2011 period, and (ii) distributions of income from unconsolidated joint ventures of $1.4 million in the 2011 period with no distributions of income from unconsolidated joint ventures in the 2012 period.

•

Net cash (used in) provided by financing activities increased to a use of $25.9 million in the 2012 period from a use of $13.9 million in the 2011 period. The change was primarily as a result of (i) principal payments on notes payable of $73.7 million in the 2012 period from $11.5 million in the 2011 period, (ii) principal payments on Senior Secured Term Loan of $235.0 million in the 2012 period with no comparable amount in the 2011 period, (iii) principal payments on Senior Subordinated Secured Notes of $75.9 million in the 2012 period with no comparable amount in the 2011 period, and (iv) payment of deferred loan costs of $7.2 million in the 2012 period with no comparable amount in the 2011 period, offset by (v) proceeds from borrowings on notes payable of $13.2 million in the 2012 period with no comparable amount in the 2011 period, (vi) proceeds from issuance of 8 1/2% Senior Notes of $325.0 million with no comparable amount in the 2011 period, (vii) proceeds from issuance of convertible preferred stock of $14.0 million related to the issuance of 12,173,913 shares of the company’s convertible preferred stock to Paulson in the 2012 period with no comparable amount in the 2011 period, and (viii) proceeds from issuance of common stock of $16.0 million related to the issuance of 15,238,095 shares of the company’s common stock to Paulson in the 2012 period with no comparable amount in the 2011 period.

For the comparison of the Predecessor entity from January 1, 2012 through February 24, 2012 and the Predecessor entity for the year ended December 31, 2011, the comparison of cash flows is as follows:

•

Net cash used in operating activities decreased to a use of $17.3 million in the 2012 period from a use of $38.7 million in the 2011 period. The change was primarily a result of (i) equity in income of unconsolidated joint ventures of $3.6 million in the 2011 period due to the final cash distribution and related allocation of income from unconsolidated joint ventures with no comparable amount in the 2012 period, (ii) a decrease in other assets of $0.2 million in the 2012 period compared to an increase of $4.4 million in the 2011 period attributable to insurance premiums paid and the related amortization expense, (iii) an increase in accounts payable of $4.6 million in the 2012 period compared to a decrease of $1.5 million in the 2011 period attributed to the timing of payments to subcontractors, and (iv) consolidated net income of $228.5 million in the 2012 period compared to consolidated net loss of $192.9 million in the 2011 period, offset by (v) impairment loss on real estate assets of $128.3 million in the 2011 period with no comparable amount in the 2012 period, (vi) net reorganization items of $241.3 million in the 2012 period with no comparable amount in the 2011 period and (vii) a decrease in receivables of $0.9 million in the 2012 period compared to a decrease of $4.8 million in the 2011 period primarily attributable to the timing of proceeds received from escrow for home closings, (viii) an increase in real estate inventories-owned of $7.0 million in the 2012 period compared to an a decrease of $18.2 million in the 2011 period, primarily driven by fewer homes closed in the 2012 period as compared to the 2011 period, and (iv) a decrease in accrued expenses of $3.9 million in the 2012 period relating to consulting costs incurred related to the restructure that were accrued at the end of 2011, compared to an increase of $7.8 million in the 2011 period.

•

Net cash (used in) provided by investing activities decreased to zero in the 2012 period from a source of $1.3 million in the 2011 period. The change was primarily a result of distributions of income from unconsolidated joint ventures of $1.4 million in the 2011 period with no distributions of income from unconsolidated joint ventures in the 2012 period.

•

Net cash provided by (used in) financing activities increased to a source of $77.8 million in the 2012 period from a use of $13.9 million in the 2011 period. The change was primarily as a result of (i) proceeds from preferred stock of $50.0 million in the 2012 period with no comparable amount in the 2011 period, (ii) proceeds from reorganization of $31.0 million in the 2012 period with no comparable amount in the 2011 period and (iii) a decrease in principal payments on notes payable to $0.6 million in the 2012 period from $11.5 million in the 2011 period.

Based on the aforementioned, the Company believes it has sufficient cash and sources of financing for at least the next twelve months.

Cash Flows—Comparison of Years Ended December 31, 2011 and 2010

Net cash (used in) provided by operating activities decreased to a use of $38.7 million in the 2011 period from a source of $24.1 million in the 2010 period. The change was primarily a result of (i) a decrease in income tax refunds receivable of $107.4 million in the 2010 period relating to refunds received for the 2009 loss carry back, with no comparable amount in the 2011 period, (ii) a decrease in real estate inventories-owned of $18.2 million in the 2011 period compared to an increase of $66.3 million in the 2010 period, primarily driven by fewer homes under construction relative to the number of homes closings in the 2011 period as compared to the 2010 period, (iii) a decrease in accounts payable of $1.5 million in the 2011 period compared to a decrease of $4.1 million in the 2010 period due to the timing of payments to subcontractors, (iv) an increase in accrued expenses of $7.8 million in the 2011 period compared to a decrease of $3.6 million in the 2010 period primarily related to an increase in accrued interest due to the non-payment of interest in conjunction with the Plan, (v) a decrease in receivables of $4.8 million in the 2011 period compared to an increase of $2.2 million in the 2010 period primarily related to the timing of proceeds received from escrow for homes closed and the receipt of property tax refunds, and (vi) consolidated net loss of $192.9 million in the 2011 period compared to consolidated net loss of $135.5 million in the 2010 period, offset by (vii) impairment loss on real estate assets of $128.3 million in the 2011 period compared to $111.9 million in the 2010 period.

Net cash provided by investing activities decreased to a source of $1.3 million in the 2011 period from a source of $3.9 million in the 2010 period. The change was primarily a result of a decrease in distributions of capital from unconsolidated joint ventures to $1.4 million in the 2011 period from $4.2 million in the 2010 period.

Net cash used in financing activities decreased to a use of $13.9 million in the 2011 period from a use of $74.3 million in the 2010 period, primarily as a result of the decrease in net proceeds received from borrowings on notes payable of $7.1 million in the 2010 period with no comparable amount in the 2011 period, a decrease in the net cash paid for the redemption of Old Senior Notes of $31.3 million in the 2010 period, with no comparable amount in the 2011 period and a decrease in the net cash paid for principal payments on notes payable of $11.5 million in the 2011 period, compared to $52.8 million in the 2010 period.

Contractual Obligations and Off-Balance Sheet Arrangements

The Company enters into certain off-balance sheet arrangements including joint venture financing, option agreements, land banking arrangements and variable interests in consolidated and unconsolidated entities. These arrangements are more fully described above and in Notes 2 and 12 of “Notes to Condensed Consolidated Financial Statements for the three months ended March 31, 2013.” In addition, the Company is party to certain contractual obligations, including land purchases and project commitments, which are detailed in Note 12 of “Notes to Condensed Consolidated Financial Statements for the three months ended March 31, 2013.”

The Company’s contractual obligations consisted of the following at March 31, 2013 (in thousands):

	Payments due by period
	Total(1)	Less than 1 year (2013)	1-3 years (2014-2015)	3-5 years (2016-2017)	More than 5 years
Other notes payable	$22,269	$—	$9,075	$13,194	$—
Other notes payable interest	2,947	809	1,973	165	—
Senior Notes	325,000	—	—	—	325,000
Senior Notes interest	212,943	20,719	55,250	55,250	81,724
Operating leases	7,006	1,338	1,878	1,136	2,654
Surety bonds	62,926	48,297	14,584	45	—
Purchase obligations
Land purchases and option commitments(2)	136,627	106,238	30,389	—	—
Project commitments(3)	68,203	15,262	52,941	—	—

Total	$837,921	$192,663	$166,090	$69,790	$409,378

(1)	The summary of contractual obligations above includes interest on all interest-bearing obligations. Interest on all fixed rate interest-bearing obligations is based on the stated rate and is calculated to the stated maturity date. Interest on all variable rate interest bearing obligations is based on the rates effective as of March 31, 2013 and is calculated to the stated maturity date.
(2)	Represents the Company’s obligations in land purchases, lot option agreements and land banking arrangements. If the Company does not purchase the land under contract, it will forfeit its non-refundable deposit related to the land.
(3)	Represents the Company’s homebuilding project purchase commitments for developing and building homes in the ordinary course of business.

Inflation

The Company’s revenues and profitability may be affected by increased inflation rates and other general economic conditions. In periods of high inflation, demand for the Company’s homes may be reduced by increases in mortgage interest rates. Further, the Company’s profits will be affected by its ability to recover through higher sales prices, increases in the costs of land, construction, labor and administrative expenses. The Company’s ability to raise prices at such times will depend upon demand and other competitive factors.

Critical Accounting Policies

The Company’s financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and costs and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those which impact its most critical accounting policies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management believes that the following accounting policies are among the most important to a portrayal of the Company’s financial condition and results of operations and require among the most difficult, subjective or complex judgments:

Consequences of Chapter 11 Cases—Debtor in Possession Accounting

Accounting Standards Codification Topic 852-10-45, Reorganizations-Other Presentation Matters, which is applicable to companies in Chapter 11 proceedings, generally does not change the manner in which financial statements are prepared. However, it does require that the financial statements for the periods subsequent to the filing of the Chapter 11 Cases distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Amounts that can be directly associated with the reorganization and restructuring of the business must be reported separately as reorganization items in the statement of operations for the year ended December 31, 2011 and all subsequent periods. The balance sheet must distinguish pre-petition liabilities subject to compromise from both those pre-petition liabilities that are not subject to compromise and from post-petition liabilities. Liabilities that may be affected by a plan of reorganization must be reported at the amounts expected to be allowed, even if they may be settled for lesser amounts. In addition, cash provided or used by reorganization items must be disclosed separately in the statement of cash flows. The Company applied ASC 852-10-45 effective on December 19, 2011 and segregated those items as outlined above for the reporting periods subsequent to such date through February 24, 2012.

Fresh Start Accounting

As required by U.S. GAAP, in connection with our emergence from the Chapter 11 Cases, we adopted the fresh start accounting provisions of ASC 852, effective February 24, 2012. Under ASC 852, the reorganization value represents the fair value of the entity before considering liabilities and approximates the amount a willing buyer would pay for the assets of the Company immediately after restructuring. The reorganization value is allocated to the respective fair value of assets. The excess reorganization value over the fair value of the identified tangible and intangible assets is recorded as goodwill. Liabilities, other than deferred taxes, are stated at present values of amounts expected to be paid. Fair values of assets and liabilities represent our best estimates based on our appraisals and valuations. Where the foregoing were not available, industry data and trends or references to relevant market rates and transactions were used. These estimates and assumptions are inherently subject to significant uncertainties and contingencies beyond our reasonable control. Moreover, the market value of our capital stock may differ materially from the fresh start equity valuation.

Real Estate Inventories and Cost of Sales

Real estate inventories are carried at cost net of impairment losses, if any. Real estate inventories consist primarily of deposits to purchase land, raw land, lots under development, homes under construction, completed homes and model homes of real estate projects. All direct and indirect land costs, offsite and onsite improvements and applicable interest and other carrying charges are capitalized to real estate projects during periods when the project is under development. Land, offsite costs and all other common costs are allocated to land parcels benefited based upon relative fair values before construction. Onsite construction costs and related carrying charges (principally interest and property taxes) are allocated to the individual homes within a phase based upon the relative sales value of the homes. The estimation process involved in determining relative fair values and sales values is inherently uncertain because it involves estimates of current market values for land parcels before construction as well as future sales values of individual homes within a phase. The Company’s estimate of future sales values is supported by the Company’s budgeting process. The estimate of future sales values is inherently uncertain because it requires estimates of current market conditions as well as future market events and conditions. Additionally, in determining the allocation of costs to a particular land parcel or individual home, the Company relies on project budgets that are based on a variety of assumptions, including assumptions about construction schedules and future costs to be incurred. It is possible that actual results could differ from budgeted amounts for various reasons, including construction delays, increases in costs which have not yet been committed, or unforeseen issues encountered during construction that fall outside the scope of contracts obtained. While the actual results for a particular construction project are accurately reported over time, a variance between the budget and actual costs could result in the understatement or overstatement of costs and a related impact on gross margins in a specific reporting period. To reduce the potential for such distortion, the Company has set forth procedures which have been applied by the Company on a consistent basis, including assessing and revising project budgets on a monthly basis, obtaining commitments from subcontractors and vendors for future costs to be incurred, reviewing the adequacy of warranty accruals and historical warranty claims experience, and utilizing the most recent information available to estimate costs. The variances between budget and actual amounts identified by the Company have historically not had a material impact on its consolidated results of operations. Management believes that the Company’s policies provide for reasonably dependable estimates to be used in the calculation and reporting of costs. The Company relieves its accumulated real estate inventories through cost of sales by the budgeted amount of cost of homes sold, as described more fully below in the section entitled “—Sales and Profit Recognition.”

Impairment of Real Estate Inventories

The Company accounts for its real estate inventories in accordance with FASB ASC Topic 360, Property, Plant & Equipment, or ASC Topic 360. ASC Topic 360 requires impairment losses to be recorded on real estate inventories when indicators of impairment are present and the undiscounted cash flows estimated to be generated by real estate inventories are less than the carrying amount of such assets. Indicators of impairment include a decrease in demand for housing due to softening market conditions, competitive pricing pressures which reduce the average sales price of homes, which includes sales incentives for homebuyers, slowing sales absorption rates, a decrease in home values in the markets in which the Company operates, significant decreases in gross margins and a decrease in project cash flows for a particular project.

For land and land under development, homes completed and under construction and model homes, the Company estimates expected cash flows at the project level by maintaining current budgets using recent historical information and current market assumptions. The Company updates project budgets and cash flows of each real estate project on a quarterly basis to determine whether the estimated remaining undiscounted future cash flows of the project are more or less than the carrying amount (net book value) of the asset. If the undiscounted cash flows are more than the net book value of the project, then there is no impairment. If the undiscounted cash flows are less than the net book value of the asset, then the asset is deemed to be impaired and is written-down to its fair value. Fair value represents the amount at which an asset could be bought or sold in a current transaction between willing parties (i.e., other than a forced or liquidation sale). Management determines the estimated fair value of each project by determining the present value of estimated future cash flows at discount rates that are commensurate with the risk of each project. The estimation process involved in determining if assets have been impaired and in the determination of fair value is inherently uncertain because it requires estimates of future revenues and costs, current market yields as well as future events and conditions. As described more fully above in the section entitled “—Real Estate Inventories and Cost of Sales,” estimates of revenues and costs are supported by the Company’s budgeting process.

Under ASC Topic 360, the Company is required to make certain assumptions to estimate undiscounted future cash flows of a project, which include: (i) estimated sales prices, including sales incentives, (ii) anticipated sales absorption rates and sales volume, (iii) project costs incurred to date and the estimated future costs of the project based on the project budget, (iv) the carrying costs related to the time a project is actively selling until it closes the final unit in the project, and (v) alternative strategies including selling the land to a third-party or temporarily suspending development on the project. Each project has different assumptions and is based on management’s assessment of the current market conditions that exist in each project location. Interest incurred allocated to each project is included in future cash flows at effective borrowing rates of 11% for the reporting periods ended March 31, June 30, September 30 and December 31, 2012, which would yield discount rates of 21% to 27% for the 2012 period. Interest incurred allocated to each project is included in future cash flows at effective borrowing rates of 11% for the reporting periods ended March 31, June 30, September 30 and December 31, 2011, which would yield discount rates of 21% to 27% for the 2011 period. Interest allocated to each project for cash flows in 2013 and beyond is 8.75% based on the Company’s current capital structure.

The assumptions and judgments used by the Company in the estimation process to determine the future undiscounted cash flows of a project and its fair value are inherently uncertain and require a substantial degree of judgment. The realization of the Company’s real estate inventories is dependent upon future uncertain events and market conditions. Due to the subjective nature of the estimates and assumptions used in determining the future cash flows of a project, the continued decline in the current housing market, the uncertainty in the banking and credit markets, actual results could differ materially from current estimates.

These estimates are dependent on specific market or sub-market conditions for each subdivision. While the Company considers available information to determine what it believes to be its best estimates as of the end of a reporting period, these estimates are subject to change in future reporting periods as facts and circumstances change. Local market-specific conditions that may impact these estimates for a subdivision include:

•	historical subdivision results, and actual operating profit, base selling prices and home sales incentives;

•	forecasted operating profit for homes in backlog;

•	the intensity of competition within a market or sub-market, including publicly available home sales prices and home sales incentives offered by our competitors;

•	increased levels of home foreclosures;

•	the current sales pace for active subdivisions;

•	subdivision specific attributes, such as location, availability of lots in the sub-market, desirability and uniqueness of subdivision location and the size and style of homes currently being offered;

•	changes by management in the sales strategy of a given subdivision; and

•	current local market economic and demographic conditions and related trends and forecasts.

These and other local market-specific conditions that may be present are considered by personnel in the Company’s homebuilding divisions as they prepare or update the forecasted assumptions for each subdivision. Quantitative and qualitative factors other than home sales prices could significantly impact the potential for future impairments. The sales objectives can differ among subdivisions, even within a given sub-market. For example, facts and circumstances in a given subdivision may lead the Company to price its homes with the objective of yielding a higher sales absorption pace, while facts and circumstances in another subdivision may lead the Company to price its homes to minimize deterioration in home gross margins, even though this could result in a slower sales absorption pace. Furthermore, the key assumptions included in estimated future undiscounted cash flows may be interrelated. For example, a decrease in estimated base sales price or an increase in home sales incentives may result in a corresponding increase in sales absorption pace. Additionally, a decrease in the average sales price of homes to be sold and closed in future reporting periods for one subdivision that has not been generating what management believes to be an adequate sales absorption pace may impact the estimated cash flow assumptions of a nearby subdivision. Changes in key assumptions, including estimated construction and land development costs, absorption pace, selling strategies or discount rates could materially impact future cash flow and fair value estimates. Due to the number of possible scenarios that would result from various changes in these factors, the Company does not believe it is possible to develop a sensitivity analysis with a level of precision that would be meaningful to an investor.

Management assesses land deposits for impairment when estimated land values are deemed to be less than the agreed upon contract price. The Company considers changes in market conditions, the timing of land purchases, the ability to renegotiate with land sellers the terms of the land option contract in question, the availability and best use of capital, and other factors. If land values are determined to be less than the contract price, the future project will not be purchased. The Company records abandoned land deposits and related pre-acquisition costs to cost of sales-land in the consolidated statement of operations in the period that it is abandoned.

The following table summarizes inventory impairment charges recorded the three months ended March 31, 2013, during the period from February 25, 2012 through December 31, 2012, the period from January 1, 2012 through February 24, 2012, and the years ended December 31, 2011 and 2010:

	Successor		Predecessor
	Three Months Ended March 31, 2013	Period from February 25 through December 31, 2012	Period from January 1 through February 24, 2012	Year Ended December 31,
				2011	2010
		(dollars in thousands)
Inventory impairments related to:
Land under development and homes completed and under construction	$—	$—	$—	$34,835	$80,197
Land held for future development or sold	—	—	—	93,479	31,663

Total inventory impairments	$—	$—	$—	$128,314	$111,860

Number of projects impaired during the year	—	—	—	16	14

Number of projects assessed for impairment during the year	—	—	—	42	73

The Company evaluates homebuilding assets for impairment when indicators of impairments are present. Indicators of potential impairment include, but are not limited to, a decrease in housing market values, sales absorption rates, and sales prices. On February 24, 2012, the Company adopted fresh start accounting under ASC 852 and recorded all real estate inventories at fair value. For the three months ended March 31, 2013, and the year ended December 31, 2012, there were no impairment charges recorded.

During the year ended December 31, 2011, the Company recorded impairment loss on real estate assets of $128.3 million, compared to $111.9 million during the year ended December 31, 2010.

During the year ended December 31, 2011, impairment loss related to land under development and homes completed and under construction resulted from projected cash flows with the strategy of selling the lots on a finished or unfinished basis, or building out the project. During the 2011 period, the Company adjusted discount rates to a range of 18% to 22%, which were also validated by the third party valuation firm, discussed below.

The Company engaged a third-party valuation firm to assist with the analysis of the fair value of the entity, and respective assets and liabilities in connection with its reorganization. Since the valuation was completed near December 31, 2011, management used such valuation to evaluate the book value as of December 31, 2011.

These charges were included in impairment loss on real estate assets in the accompanying consolidated statements of operations. The impairment charges recorded during the periods noted above stemmed from lower home prices which were driven by increased incentives and discounts resulting from weakened demand experienced during 2007 through 2011.

Sales and Profit Recognition

A sale is recorded and profit recognized when a sale is consummated, the buyer’s initial and continuing investments are adequate, any receivables are not subject to future subordination, and the usual risks and rewards of ownership have been transferred to the buyer in accordance with the provisions of FASB ASC Topic 976-605-25, Real Estate. When it is determined that the earnings process is not complete, profit is deferred for recognition in future periods. The profit recorded by the Company is based on the calculation of cost of sales which is dependent on the Company’s allocation of costs which is described in more detail above in the section entitled “—Real Estate Inventories and Cost of Sales.”

Variable Interest Entities

The Company accounts for variable interest entities in accordance with ASC 810, Consolidation, or ASC 810. Under ASC 810, a variable interest entity, or VIE, is created when: (a) the equity investment at risk in the entity is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties, including the equity holders; (b) the entity’s equity holders as a group either (i) lack the direct or indirect ability to make decisions about the entity, (ii) are not obligated to absorb expected losses of the entity or (iii) do not have the right to receive expected residual returns of the entity; or (c) the entity’s equity holders have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of the equity holder with disproportionately few voting rights. If an entity is deemed to be a VIE pursuant to ASC 810, the enterprise that has both (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb the expected losses of the entity or right to receive benefits from the entity that could be potentially significant to the VIE is considered the primary beneficiary and must consolidate the VIE. In accordance with ASC 810, we perform ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE.

As of March 31, 2013 and December 31, 2012, the Company had two joint ventures which were deemed to be VIEs. The Company manages the joint ventures, by using its sales, development and operations teams and has significant control over these projects and therefore the power to direct the activities that most significantly impact the joint venture’s performance in addition to being obligated to absorb expected losses or receive benefits from the joint venture, and therefore the Company is deemed to be the primary beneficiary of these VIEs.

Under ASC 810, a non-refundable deposit paid to an entity is deemed to be a variable interest that will absorb some or all of the entity’s expected losses if they occur. Our land purchase and lot option deposits generally represent our maximum exposure to the land seller if we elect not to purchase the optioned property. In some instances, we may also expend funds for due diligence, development and construction activities with respect to optioned land prior to takedown. Such costs are classified as inventories owned, which we would have to write-off should we not exercise the option. Therefore, whenever we enter into a land option or purchase contract with an entity and make a non-refundable deposit, a VIE may have been created. As of March 31, 2013, December 31, 2012 and December 31, 2011, the Company was not required to consolidate any VIEs nor did the Company write-off any costs that had been capitalized under lot option contracts. In accordance with ASC 810, we perform ongoing reassessments of whether we are the primary beneficiary of a VIE.

Related Party Transactions

See “Certain Relationships and Related Party Transactions,” Note 7 of “Notes to Condensed Consolidated Financial Statements” for the three months ended March 31, 2013 and Note 12 of “Notes to Consolidated Financial Statements” for the year ended December 31, 2012 for a description of the Company’s transactions with related parties.

Recently Issued Accounting Standards

See Note 1 of “Notes to Consolidated Financial Statements” for a description of the recently issued accounting standards.

Quantitative and Qualitative Disclosures About Market Risk

The Company’s exposure to market risk for changes in interest rates relates to the Company’s floating rate debt with a total outstanding balance at March 31, 2013 of $22.3 million where the interest rate is variable based upon certain bank reference or prime rates. The average prime rate during the three months ended March 31, 2013 was 3.25%. If variable interest rates were to increase by 10%, there would be no impact on the Company’s consolidated financial statements because the outstanding debt has an interest rate floor of 5.0%.

The following table presents principal cash flows by scheduled maturity, interest rates and the estimated fair value of our long-term fixed rate debt obligations as of March 31, 2013 (dollars in thousands):

	Year ended December 31,							Fair Value at March 31, 2013
	2013	2014	2015	2016	2017	Thereafter	Total
Fixed rate debt	$—	$—	$—	$—	$—	$325,000	$325,000	$351,000
Interest rate	—	—	—	—	—	8.5%	—	—

The Company does not utilize swaps, forward or option contracts on interest rates, foreign currencies or commodities, or other types of derivative financial instruments as of or during the three months ended March 31, 2013. The Company does not enter into or hold derivatives for trading or speculative purposes.

MARKET OPPORTUNITY

This market study was prepared in April 2013 for us in connection with this offering by John Burns Real Estate Consulting, LLC, or JBREC. Founded in 2001, JBREC is an independent research provider and consulting firm focused on the housing industry. This market study contains forward-looking statements which are subject to uncertainty and you should review “Cautionary Statement Concerning Forward-Looking Statements” and “—Use of Estimates and Forward-Looking Statements.”

Overview

National Housing Market

The U.S. housing market continues to improve from the cyclical low points reached during the 2008-2009 national recession. Between the 2005 market peak and 2011, new single-family housing sales declined 76%, according to data compiled by the U.S. Census Bureau, and median resale home prices declined 34%, as measured by the S&P Case-Shiller Index. In 2011, early signs of a recovery began to materialize in many markets around the country as a result of an improving macroeconomic backdrop and excellent housing affordability. In the year ended December 31, 2012, homebuilding permits increased 29% and the median existing single-family home price increased 6.6% year-over-year. Growth in new home sales outpaced growth in existing home sales over the same period, increasing 20% versus 9% for existing homes (which were propped up by foreclosure-related sales).

Historically, strong housing markets have been associated with great affordability, a healthy domestic economy, positive demographic trends such as population growth and household formation, falling mortgage rates, increases in renters that qualify as homebuyers and locally based dynamics such as housing demand relative to housing supply. Many markets across the U.S. are exhibiting most of these positive characteristics. The recent economic growth trajectory in the United States has resulted in an increase in the ratio of newly-created jobs to number of new home permits issued during the last twelve months. Further, the inventory of resale and new unsold homes is well below historical averages and affordability is near its best level in more than 30 years, as measured by the ratio of homeownership costs to household income.

Despite recent momentum, the U.S. housing market has not fully recovered from the most recent recession that lasted from December 2007 through June 2009, consumer confidence remains below average levels, mortgage underwriting standards have tightened, and the number of delinquent homes remains elevated relative to historical averages. Additionally, real estate is a local industry and not all markets exhibit the same trends.

The U.S. housing market is in the beginning of phase three of a three-phase supply-constrained housing recovery, as described below:

•	Phase 1—job growth begins.

•

Phase 2—price appreciation occurs among low-priced homes in foreclosure, increasing resale prices to the point that purchasing a new home provides a good value compared to purchasing an existing home. Reduced resale inventory and affordability are fueling a surge in demand for new homes in this recovery.

•

Phase 3—strong demand and limited supply lead to considerable price appreciation in land-constrained markets, and a resurgence in construction activity in markets with sufficient land supplies. Price appreciation allows discretionary buyers to sell their existing homes and potentially purchase a new home.

While conditions are improving, significant future growth is required to return to pre-recession housing market conditions.

•	New home construction starts, as measured by the U.S. Census Bureau through January 2013, are at 890,000 units per year. Current home construction activity is 40% of the way back to normal activity of

1.5 million annual starts, which is comparable to housing starts in the year 2000, a period that is reflective of a more stable market. Permits issued through January 2013 are nearly twice the level of the low of 478,000 annual starts in April 2009.

•

Existing home sales, as measured by the National Association of Realtors, are at 4,920,000 annualized transactions through January 2013, which is in line with what JBREC estimates to be a stable level based on a ratio of existing home sales activity per household during the late 1980s and 1990s, when the housing market was in a more balanced environment and many economic variables were near historical averages. Existing home sales had fallen to an annualized rate of 3,300,000 transactions in July 2010.

•

New home sales are reported at 473,000 annualized transactions through January 2013, as measured by the U.S. Census Bureau, representing 31% of a recovery to a level of 800,000 annual transactions, which JBREC estimates to be a stable level based on new home sales activity during the late 1990s, when the housing market was in a more balanced environment and many economic variables were near historical averages. New home sales had fallen to 273,000 annualized transactions in February 2011.

•

Home affordability for the nation reached its most favorable levels during the housing downturn as prices and mortgage rates declined. A combination of rising prices and mortgage rates is likely to increase the cost of housing relative to incomes for U.S. homebuyers through 2015, bringing affordability measures closer to the historical median level measured from 1981 to 2012.

Demand. Job growth is the most important factor for a healthy housing market. While year-over-year job growth is once again positive after significant losses from 2008 through 2010, recent growth has moderated amidst fiscal uncertainty. Additionally, the rate of job growth in economic recoveries has slowed over the last 30 years, primarily as a result of the aging U.S. labor force, productivity improvements and globalization. JBREC assumes that job growth will increase at a 1.4% annual rate in 2013, ramping up to 1.8% in 2014 and 2.2% in 2015. By the end of 2014, the economy is expected to have recovered all of the 7.7 million jobs lost between 2008 and 2010.

The average employment growth to homebuilding permit ratio for the country was 2.5 for the year ended December 31, 2012. A balanced ratio in a stable market is 1.2 to 1.3. This ratio has been above a stable market ratio for several quarters, due to a rise in employment growth coupled with historically low homebuilding permit levels. Eventually, the relative excess job growth to homebuilding permit growth should lead to improving consumer confidence and new home sales, which should drive increased construction activity.

A lack of inventory is limiting sales activity in the existing home market, but sales are expected to grow through 2015, in part, due to continued investor activity. After decreasing to 4.1 million transactions in 2008 from a peak of nearly 7.1 million transactions three years prior, existing home sales transactions are currently just over 4.9 million, hampered by a large decrease in the supply of homes on the market. JBREC forecasts that sales will rise to 5.4 million transactions in 2015, which would be slightly higher than the sales activity in 2001. The share of sales that were for investment purposes rose to 27% in 2011, which was the highest rate since 2005. An elevated share of distressed sales is expected to keep investor activity above normal levels in the near term. Many investors are converting distressed inventory to rentals for a long-term hold, which is aiding the recovery process as they are removing marginal inventory that otherwise depresses prices.

The projected slow but steady job growth should support absorption of the rising new home supply, which is coming off historical lows. New home sales transactions reached a trough in 2011 at 306,000 homes sold, and are forecasted to rise steadily to 684,000 sales in 2015-a level last reached in pre-boom 1996 and slightly below 2007. The new home market currently has only 43,000 units of completed supply, which is near the lowest level in more than 30 years, and JBREC expects construction levels to increase as the price of housing rebounds.

Supply. JBREC is forecasting measurable improvement in new residential construction activity. Activity should steadily increase through 2015 at a rate that slightly exceeds the recovery in past regional downturns, such as what happened in Houston in the late 1980s and Southern California in the late 1990s. With prices rising, and certain submarkets stabilized, homebuilder demand for lots is increasing substantially.

Very little entitlement processing took place during the housing correction, so the supply of finished, or even approved lots, is very tight today. There will be a lag in the delivery of new lot supply, especially in markets with a prolonged approvals process, such as California and Seattle. In many metro areas, lot prices are quickly approaching peak values as demand exceeds supply.

The number of existing homes available for sale (not including “shadow inventory,” which is the number of homes with a mortgage that are in some form of distress but that are not currently for sale) continues its general downward trend after peaking in 2007. As of January 31, 2013, there were 4.2 months of inventory supply on the market, which is well below the peak level and below the average of 7.2 months of supply over the past 30 years.

The excess of vacant homes in the United States has been reduced significantly to an estimated 52,000 units as of February 28, 2013, according to JBREC. The vacant housing inventory had accumulated as investors and second-home buyers purchased homes for profit and personal use, and again as the severe recession significantly reduced household formations. As household growth outpaces construction, the excess vacancy is clearing and housing vacancy is stabilizing nationally, although this will vary by local market.

While the number of homes entering the foreclosure process is declining, the overall volume is still quite high relative to historical levels. Approximately 11.3% of all mortgages were 30-90 days delinquent as of the fourth quarter of 2012-nearly twice the pre-2008 level. The shadow inventory is still substantial. This supply is likely to be sold or liquidated over the next several years. JBREC believes that banks will dispose of many of these distressed loans through either short sales or foreclosures and will do so at a moderate rate so as to limit the downward pressure on home prices resulting from the liquidation. One risk is that banks change their philosophy and decide to dispose of these distressed loans at a more rapid pace.

The media has made much of the distress in the market, focusing on the homes that are in some form of delinquency or foreclosure. However, only 9% of the total housing units in the United States are under distress with negative equity; the remaining 91% are not, as estimated by JBREC as of February 2013.

Affordability. Affordability in the existing home market is at historically favorable levels nationally, looking back over the last 30 years. The ratio of annual housing costs (which is mortgage payment plus a portion of the down payment) for the median-priced resale home to the median household income is near an all-time low, dating back to 1981. Due to rising mortgage rates coupled with expected home price appreciation, affordability conditions nationally are expected to weaken gradually in the coming years, approaching their historical median levels in 2015. While affordability conditions vary by market, most markets have experienced their most favorable historical affordability during this cycle.

Home values are trending up, and the combination of historically low mortgage rates, a declining percentage of distressed sales, and low inventory levels should drive rising home values. JBREC estimates national home values appreciated by approximately 2% in 2012, and forecasts national appreciation of 7.2% in 2013 and 8.7% in 2014, slowing to 6.5% by 2015. Many factors can influence this outlook. Purchases by the Federal Reserve of mortgage-backed securities cause JBREC to believe that the Federal Reserve would like to see home prices rise-and is succeeding in doing so.

Increasing home price appreciation will be supported by low mortgage rates, which remain historically favorable and are expected to remain low in the near term due to low inflation and global economic uncertainty. JBREC assumes that average 30-year fixed mortgage rates will rise gradually to 4.8% by 2015, as increasing inflation and an improved economy drive rates higher after this period of very low inflation. The risk with this assumption is that interest rates can change quickly.

There is a strong case for solid price appreciation:

•

Demand—demand is growing much faster than the new home supply being added to the market, which is helping to reduce the excess existing supply in the market. With a lower level of excess supply, prices will rise, as there will be multiple buyers for every house on the market for sale.

•	Affordability—the most favorable affordability in decades will make it easier for buyers to pay higher prices for homes.

•

Investment—hard assets, such as real estate, are broadly considered an inflation hedge, and many investors will focus on inflation once the current deflation concerns subside. International investors sense an opportunity to buy U.S. real estate, partially thanks to favorable exchange rates. Also, large institutional investors as well as local investment groups see an opportunity to buy homes at below replacement cost or below the historical price/income ratio, and have been driving prices up.

The Bear Case. While the fundamentals are in place for a recovery in the housing market, there are a number of factors that are slowing the recovery, including the following:

•

The market is experiencing a low level of activity from entry-level buyers due to a lack of savings, challenges with back-end debt-to-income ratios and credit, and uncertainty about the housing market and the economy.

•	A low level of home purchases by current homeowners is occurring due to the high loan-to-value ratios of many existing homeowners.

•

The economy could still experience slow and volatile growth in the years to come, and even a recession. Recessions caused by excess leverage, such as the recent recession, usually resolve over many years and the path is typically very volatile.

•	A large number of mortgaged homes will continue to go through the foreclosure process and will be sold under duress.

•	Mortgage rates could rise.

•

The implementation of qualified mortgage and qualified residential mortgage rules proposed in the Dodd Frank Wall Street Reform and Consumer Protection Act could make mortgages more difficult to obtain. The recent qualified mortgage definition recommended a 43% back-end debt-to-income ratio, which is generally more accommodative than the early 1990s.

•	Development and building costs are rising, which could negatively impact homebuilder margins.

In addition, the government deficit is substantial, and the United States will be subject to further credit rating downgrades until political leadership develops and executes a plan to address the deficit. A lack of fiscal accountability could cause U.S. economic problems for years to come.

Conclusion. In summary, housing is a risky asset class, but JBREC believes the outlook for the housing market is very favorable as a result of several factors, including the following:

•	Demand is strong. The number of adults finding employment is exceeding new home supply by a ratio of 2.5 to 1.

•	Supply is low. Resale inventory is well below the historical average months of supply, new home inventory is near an all-time low, and new construction is well below historical averages.

•	Affordability is historically favorable. With mortgage rates at 3.5%+, and home prices in many markets back to levels last seen in 2003, homeownership is an attractive financial option.

JBREC forecasts that the excesses of the recent downturn will clear and that home prices and construction will increase for the foreseeable future.

Regional Housing Market

While the U.S. housing market continues to improve, regional strength varies. The Regional Ranking Snapshot map below ranks all ten regions in the U.S., based on demand, supply and affordability metrics. Overall rankings are determined by the monthly JBREC U.S. Regional Housing Market Matrix (also shown below), which ranks all ten regions based on a combination of five quantitative economic metrics and a qualitative assessment based on builder feedback (i.e., JBREC Monthly Channel Checks). The underlying data on which the rankings are derived is also provided. As of February 2013, Northern California, the Southwest, and Southern California rank highest. These Western markets continue to benefit from low supply, resale values that are up 9% to 11% year-over-year, and annual job growth ranging from 1.5% to 2.4%.

Source: John Burns Real Estate Consulting (February 2013)

As shown at right, Northern California ranks first out of the ten U.S. regions analyzed, with an average rank of 2.9 on a scale of 1 to 10, with 1 being the best rank possible for each category. Regional laggards include the Midwest, Southeast, and Northeast. All three of these regions continue to struggle with subpar job growth, elevated supply levels, and less robust resale price appreciation.

* Months of Finished Unsold Inventory derived from JBREC monthly builder survey ** Home value change based on YOY change of our BHVI (Burns Home Value Index™).

Burns Home Value Index™ (BHVI) Analysis

The BHVI uses the best information available to calculate current changes in home prices, and precedes median price data from the National Association of Realtors by three months and the S&P/Case-Shiller index by four to six months. JBREC calculates BHVI index values for 132 markets across the country, with history going back to January 2000. As shown in the chart below, the Company’s markets are largely outperforming the rest of the country, with eight of the Company’s ten markets experiencing double-digit price appreciation. Moreover, markets in the Southwest and California are forecast to lead all other regions in terms of overall appreciation for the full 2013 calendar year.

Source: JBREC *Represents Metro Division as defined by BLS as opposed to Metropolitan Statistical Area Note: Current as of Feb. 2013; JBREC does not calculate a BHVI for Fort Collins

The tables below compare the Company’s markets to the U.S. average for job growth, single-family permit activity, price appreciation and affordability.

Company’s Core Markets

Current and Forecasted Housing Market Fundamental

Source: JBREC, BLS, Census

*Represents Metro Division as defined by BLS as opposed to Metropolitan Statistical Area

N/A: JBREC does not produce a BHVITM for this Market

Note: Employment and permit data is current as of January 2013 while all other data is current as of February 2013

Source: JBREC *Represent Metro Division as defined by BLS as opposed to Metropolitan Statistical Area N/A: JBREC does not produce a BHVITM for this market Note: Forecasts are as of February 2013

Los Angeles, CA Housing Market Overview

The housing fundamentals of Los Angeles County have shown considerable improvement in recent years, which is a positive sign for home price appreciation in this market, indicating a recovery from the recession of the last few years. The John Burns Real Estate Consulting Housing Cycle Risk Index measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The improvement in the overall fundamentals is the result of improving job growth and declining distressed sales, crossed with low construction levels in the recession. The affordability fundamentals are excellent, with prices on average having fallen to levels consistent with prices in 2003 at the same time that mortgage rates are at a historically low level, currently around 3.5%. The current affordability conditions provide a historic buying opportunity. JBREC assumes job growth ranging from 75,200 to 77,700 jobs (1.9% to 2.0% growth) per year for 2013 to 2015.

Existing home sales for the area increased to 80,123 in 2012, up 37% from the trough of the market in 2008. In 2012, the median price for existing single-family detached home prices was $341,046, up from $324,106 in 2011, and the median price in 2012 was slightly above the 2003 median price level of $330,000. New home sales transactions totaled 4,374 for the twelve months ended December 31, 2012, up from 3,822 in 2011, but still well short of the peak at 12,370 in 2006. In 2012 the median new home price was $376,888, down 25% from its peak of $502,867 in 2007. Single-family homebuilding permits rose to 2,654 over the twelve months ending on December 31, 2012. Single-family permits are expected to account for approximately one-fourth of the total residential construction activity from 2013 through 2015, rising to as high as 5,000 permits expected for 2015.

Home values in Los Angeles County are poised for positive growth through 2015, according to the Burns Home Value Index. JBREC forecasts home values to rise by 9.0% in 2013, with later annual appreciation of 8.2% in 2014 and 4.9% in 2015. When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions are excellent in relation to history in the Los Angeles metro area. Affordability conditions at the end of 2012 were at the market’s best since 2000. JBREC forecasts affordability conditions in Los Angeles County will begin to weaken through 2015 as home prices and mortgage rates are expected to rise, but affordability conditions are likely to remain near the region’s historical median.

Orange County, CA Housing Market Overview

The housing fundamentals of Orange County have shown considerable improvement in recent years, which is a positive sign for home price appreciation in this market. The John Burns Real Estate Consulting Housing Cycle Risk Index measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The improvement in the overall fundamentals is the result of improving job growth, low supply, fantastic affordability, and the turning of the business cycle. The affordability fundamentals are excellent, with prices having bottomed at levels last seen in 2003 and 2004, at the same time that all-time low mortgage rates are now at 3.5%. The combination of prices being below peak and historically low mortgage rates provide a historic buying opportunity. The metro area lost 115,200 jobs from the 2007 peak and JBREC assumes job growth ranging from 27,700 to 33,500 jobs (1.9% to 2.4% growth) per year for 2013 through 2015.

Existing home sales in Orange County are rising after dipping in 2011. In the twelve months ended December 31, 2012, existing home sales for the area increased to 33,281, up 42% from the trough of 2007. In 2012, the median price for existing single-family detached home prices was $502,542, up from $479,691 in 2011. New home sales transactions totaled 1,956 for 2012, well below the peak of 6,436 in 2003. JBREC expects the new home sales volume to gradually increase to 5,100 transactions in 2016. In 2012, the median new home price was $615,666, which is up 8.9% from 2011. Single-family homebuilding permits are expected to account for roughly two-fifths of the total residential construction activity from 2013 through 2015, rising to as high as 4,500 permits expected for 2015. In contrast, multifamily permits totaled 3,845 in 2012 and are projected to rise to 6,000 by 2015.

Home values in Orange County are poised for positive growth through 2015. According to the Burns Home Value Index, home values are set to rise by 12.2% in 2013, with later annual appreciation of 11.2% in 2014 and 7.3% in 2015. When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions are better than the historical median affordability conditions in the Orange County metro division. JBREC’s Affordability Index takes into consideration the change in mortgage rates over time in its estimate of the ownership costs, which can significantly impact the monthly payment. JBREC forecasts affordability conditions in Orange County will weaken further through 2015 as home prices and mortgage rates are expected to rise.

San Diego, CA Housing Market Overview

The housing fundamentals in San Diego are improving, which is a positive sign for price appreciation in this market. The John Burns Real Estate Consulting Housing Cycle Risk Index measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The overall housing market fundamentals grade has improved since 2008, as the demand, supply and affordability fundamentals have all improved in this market. Job growth is forecasted to remain solid in the near term, with an average of 22,600 jobs added per year through 2015 equating to an average growth rate of 2.7%.

In 2012, resale sales reached 38,059 transactions, representing an increase of more than 43% from the 2007 market trough of 26,715. The median resale home price rose 4.4% year-over-year in 2012 to $370,733, an 8% increase from the 2009 trough values. New home sales totaled 3,197 in 2012 and JBREC forecasts continued growth to 5,000 transactions in 2015, which is still low in comparison to historical levels for this market. The median new home sales price in 2012 was $451,650, down 7.5% from the 2004 peak, but above the area’s 20-year average. Throughout 2012, San Diego issued 2,198 single-family homebuilding permits, which is much lower than the demand generated by the recent improvement in employment growth. JBREC forecasts single-family permit acitivty to increase over the new few years, reaching 4,500 by 2015.

Home values in the San Diego MSA are rebounding, and are poised for positive growth through 2015, according to the Burns Home Value Index. The index shows that San Diego home values appreciated 3.0% in 2012, following six years of declining prices from 2006 through 2011. JBREC forecasts home values to rise more than 11% in 2013, with annual appreciation at 10% in 2014 and 6% in 2015. When comparing the monthly costs of owning the median-priced home with the median household income, through December 31, 2012, affordability in San Diego is much better than the area’s historical median dating back to 1981. This estimate of the ownership costs takes into consideration the change in mortgage rates over time, which can significantly impact the monthly payment. Affordability conditions are expected to return to their long-term median by 2014 as home prices and mortgage rates are expected to rise.

Riverside-San Bernardino, CA Housing Market Overview

The Inland Empire’s housing fundamentals are continuing to improve, which bodes well for future price appreciation in this market over the next one to three years. The John Burns Real Estate Consulting Housing Cycle Risk Index measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The HCRI grade has improved since 2008 as a result of improving fundamentals across the board. The improvement in the supply fundamentals is due to low permit levels and declining listings. The affordability fundamentals have improved to their most favorable levels in history due to substantial reductions in prices stemming from the recession and low interest rates. The housing demand fundamentals have also strengthened as a result of improvement in job growth and home sales activity. JBREC assumes job growth will be relatively steady in the near term; the market added 22,800 jobs in 2012 (a 2% annual clip) with an average of 21,300 more added through 2015.

Throughout 2012, resale home sales reached 65,817 transactions, representing a nearly 65% increase from the 2007 market trough of 39,946 transactions. JBREC forecasts steady improvement to 82,700 transactions in 2015. The median existing home price declined nearly 58% from 2006 to 2009 as sales activity moved to the lower price points, but increased 8.1% year-over-year in 2012 to $186,964. As sales activity shifts away from distressed sales, the Riverside-San Bernardino market is poised for strong growth in the median existing home price. New home sales totaled 5,096 in 2012, and are substantially lower than the 2005 peak of more than 39,626 transactions. JBREC forecasts new home sales to rise to 8,500 in 2015, which remains well below this market’s historical peak. The median new home price was $299,230 in 2012, a 7% year-over-year increase. In 2012, Riverside-San Bernardino issued 5,241 homebuilding permits, which is much lower than the demand generated by the recent improvement in employment growth. However, permit activity is forecasted to increase to 10,000 by 2015.

Home values in the Riverside-San Bernardino MSA increased in 2012, following five years of declining values, according to the Burns Home Value Index. The index shows that home values in the MSA grew by 3.5% in 2012. JBREC forecasts home values to rise by approximately 13% in both 2013 and 2014, with annual appreciation slowing down in 2015 at 9.1%. When comparing the cost of ownership dating back to 1981 with the median household income, affordability conditions in the Riverside-San Bernardino market reached their historical best level in early 2011. This estimate of the ownership costs takes into consideration the change in mortgage rates over time, which can significantly impact the monthly payment. JBREC expects affordability conditions in the Inland Empire to near their historical median by 2015 as home prices and mortgage rates rise.

San Jose, CA Housing Market Overview

San Jose’s housing fundamentals have shown considerable improvement in recent years, which is a positive sign for home price appreciation in this market. The John Burns Real Estate Consulting Housing Cycle Risk Index measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The improvement in the overall fundamentals is the result of improving job growth and rising sales activity paired with low homebuilding permit and listings levels. The affordability fundamentals in San Jose are better compared to 2005 and the MSA’s historical median. The metro area lost 58,500 jobs (6.4%) from the 2008 peak before adding 21,300 jobs (2.5% growth) in 2011 and 28,800 jobs (3.3% growth) in 2012. JBREC assumes job growth ranging from 17,200 to 26,300 jobs (1.8% to 2.8% growth) per year for 2013 to 2015.

In the twelve month period ending on December 31, 2012, existing home sales for the area increased nearly 34% to 20,275 transactions from the 2008 trough of the market at 15,130 transactions. The median existing single-family detached home price of $582,774 in 2012 was on par with the median price in 2004 for this market. San Jose’s new home sales activity is rising from trough levels in 2011, but remains historically low for this market. New home sales transactions totaled 1,522 for the twelve months ended December 31, 2012. The median new home price increased 4.8% year-over-year in December 2012 to $540,211. Single-family homebuilding permits are expected to account for approximately one-third of the total residential construction activity for the next few years, rising to as high as 2,500 permits expected for 2015.

Home values in the San Jose MSA are rebounding and are poised for positive growth through 2015, according to the Burns Home Value Index. The index shows that San Jose home values appreciated 8.0% in 2012, following five years of declining prices from 2007 through 2011. JBREC forecasts home values to rise more than 13.3% in 2013, 11.5% in 2014, and 7.1% in 2015. When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions are excellent in relation to history in the San Jose MSA. JBREC’s Affordability Index takes into consideration the change in mortgage rates over time in its estimate of the ownership costs, which can significantly impact the monthly payment. JBREC forecasts affordability conditions in San Jose will weaken further through 2015 as home prices and mortgage rates are expected to rise.

Oakland, CA Housing Market Overview

The housing fundamentals in Oakland are excellent and are among the most improved in the Bay Area markets. The John Burns Real Estate Consulting Housing Cycle Risk Index measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The demand fundamentals are improving as job growth and home sales activity is rising. The supply fundamentals are strong due to very low levels of listings and permits that are low in relation to history. The affordability fundamentals are very strong in Oakland, due to today’s very low mortgage rates and the price declines that have occurred. There are nearly 980,000 payroll jobs in the Oakland metro division. Year-over-year employment growth is once again positive, as the market added 8,900 jobs (0.9%) in 2011 and 22,500 jobs (2.4%) in 2012.

After dipping slightly lower in 2010 and 2011, Oakland’s existing home sales volume was up nearly 9% year-over-year in 2012, totaling 33,754 transactions. The median resale price also grew over the past year, up 10.8% to $352,522. New home sales in Oakland totaled 3,036 in the twelve months ended December 31, 2012. The Oakland metro division accounted for approximately 54% of the new home sales in the three major Bay Area markets (Oakland, San Francisco and San Jose) during that time and has historically accounted for 57% of the new home sales among those three markets over the last 20 years. JBREC forecasts new home sales to reach 4,700 transactions in 2015. The median new home sales price rose 7.2% year-over-year in 2012 to $415,137. The Oakland market had a relatively high percentage of single-family homebuilding permits, accounting for 64% of the total residential construction during the last 30 years. Single-family permits accounted for 52% of the total in 2012, with 2,638 pulled.

While home values in the Oakland metro division continued to decline in 2012, they are poised for positive growth through 2015, according to the Burns Home Value Index. The index shows that Oakland home values declined 5.4% in 2012, marking the sixth consecutive year of declining values. JBREC forecasts home values to rise more than 7% in 2013, with annual appreciation of 9.1% and 7.3% for 2014 and 2015 respectively. Affordability conditions in Oakland are near their best level since early 1999 when comparing the monthly costs of owning the median-priced home with the median household income dating back to 1981. JBREC’s estimate of the ownership costs takes into consideration the change in mortgage rates over time, which can significantly impact the monthly payment. JBREC projects that affordability conditions will return to their historical median level by 2015 as home prices and mortgage rates rise.

Phoenix, AZ Housing Market Overview

The housing fundamentals in the Phoenix MSA have shown considerable improvement in recent years, which is typically a precursor for home price appreciation. The John Burns Real Estate Consulting Housing Cycle Risk Index measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The improvement in the overall fundamentals is due to the combination of significantly improved demand fundamentals as a result of improving job growth and rising sales activity, and improved supply fundamentals as a result of low homebuilding permit and listings levels. The affordability fundamentals in Phoenix are very good, but are beginning to show signs of weakening as prices rise in this market. JBREC forecasts Phoenix will add 63,000 new jobs (3.6%) in 2013 with the growth continuing in 2014 and 2015 at 2.9% each year.

There were approximately 100,000 existing home sales in 2012 and JBREC forecasts these will reach 101,900 transactions in 2013, which would be the most since 2005, before declining slightly in 2014. From 2013 through 2015, JBREC forecasts average annual existing home sales of 100,767. The median existing home sales price rose 22.7% in 2012 reaching $148,145, on par with the median price in 2002-2003 for this market. New home sales transactions totaled 11,369 in 2012, which was up nearly 34% from the recent trough in 2011. JBREC projects that new home sales activity will increase to 31,000 transactions by 2015, which would be the highest level since 2007. Single-family homebuilding permit activity in the Phoenix metro continues to rise from very low levels. JBREC forecasts volume to grow from 11,859 in 2012 to 34,000 by 2015 as the demand for housing increases.

Phoenix home values rose 15.4% in 2012, following five years of declining values, according to the Burns Home Value Index. JBREC forecasts home values to rise 18% in 2013 and nearly 15% in 2014. JBREC’s Affordability Index takes into consideration the change in mortgage rates over time in its estimate of the ownership costs, which can significantly impact the monthly payment. Affordability conditions at 2012 year-end were near the market’s best. JBREC forecasts that affordability conditions in Phoenix will return to levels more consistent with the market’s historical median level by 2015 as home prices and mortgage rates are expected to rise.

Las Vegas, NV Housing Market Overview

The housing fundamentals in the Las Vegas MSA are currently very strong. The JBREC Housing Cycle Risk Index measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The improvement in the overall fundamentals is due to a combination of high demand, positive employment growth, and decreasing pre-foreclosure activity. The current affordability provides for a historic buying opportunity with home prices back to early-2000 levels and mortgage rates hovering around 3.5%. Las Vegas added 15,400 jobs in 2012, a 1.9% annual clip and JBREC forecasts positive growth through 2015 at 3.5% to 4.6%.

Sales of existing homes were down in 2012 by 4.6% year-over-year to 47,722. JBREC forecasts a 5.6% increase through 2013 to reach 50,400 transactions by year end. The median existing home price peaked in 2006 at $306,462 and was down 58% from that level in 2012 at $128,178. New home sales were up 33.6% in Las Vegas from 2011 to 2012, totaling 7,328 transactions. The median new home price in 2012 was $196,602, back to 2002-2003 levels.

Las Vegas home values increased 3.5% in 2012 after declining from 2007-2011, according to the Burns Home Value Index. Home values are poised to increase in this area by nearly 15% in 2013 and 20% through 2014. JBREC’s Affordability Index takes into consideration the change in mortgage rates over time in its estimate of the ownership costs, which can significantly impact the monthly payment. Affordability is excellent in this market, hitting levels not seen in over 30 years. JBREC forecasts the affordability will gradually reach levels more consistent with the market’s historical median by 2015. Annual permits pulled in Las Vegas remained historically low in 2012, down 80% from the 2005 peak activity, but up 43% from 2011. JBREC forecasts permit activity will pick up, reaching 13,000 by 2015.

Fort Collins, CO Housing Market Overview

The housing fundamentals in the Fort Collins MSA materially improved from 2010 through 2012, from very weak levels from 2001 through 2009. Improvement in the fundamentals is often a precursor for home price appreciation. The John Burns Real Estate Consulting Housing Cycle Risk Index measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The improvement in Fort Collins is due to the combination of significantly improved demand fundamentals, as a result of a stabilizing employment picture, rising sales activity and improved supply fundamentals as a result of low homebuilding permit and listings levels. Affordability fundamentals are improved from 2006 and affordability is now better than the metro’s historical median, but not at its best. JBREC assumes annual average job growth of 2.1% from 2013 through 2015.

The existing home sale volume in the Fort Collins MSA gained strength in 2012 with an 18% increase, following a nominal increase in 2011 and annual declines from 2006 through 2010. Resale sales through 2012 totaled nearly 5,600 transactions which is slightly below the 5,900 average annual sales from 1998 to 2006. JBREC doesn’t forecast resale transaction levels for this metro. The median single-family resale home price in Fort Collins rose 5% in 2012 to $229,900 which is above the recent peak in 2006. In 2012, the overall recovery in the Fort Collins housing market began to solidly push up new home sales volumes. New home sales in 2012 rose to 1,050 transactions, a 70% increase from the prior year. JBREC doesn’t produce new home sales forecast for this small metro. New homes typically have a pricing premium over resale homes, and that gap is growing again as housing recovers. The 2012 median price for new homes in Fort Collins was $255,700, a 7.2% year-over-year increase.

JBREC forecasts that single-family permits will rise another 39%, to 1,400 units in 2013, and increase steadily to 2,200 units in 2015, which would be the highest level in this market since 2005. JBREC does not calculate affordability or our Burns Home Value Index for the Fort Collins metro.

Denver, CO Housing Market Overview

The housing fundamentals in the Denver MSA continue to improve from extremely weak levels experienced in 2008 and 2009. The JBREC Housing Cycle Risk Index measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The improvement is due to the combination of significantly improved demand fundamentals, as a result of improving job growth and rising sales activity, and improved supply fundamentals as a result of low homebuilding permit and listings levels. Affordability is now better than Denver’s historical median. Denver has regained about 48,000 of the jobs lost during the recession and is expected to enjoy solid job growth through 2015. JBREC assumes annual average job growth of 26,900 jobs per year from 2013 through 2015, or 2.1% annually.

The existing home sale volume in the Denver MSA gained strength in 2012 with a 23% increase. JBREC expects existing home sales to average 47,000 transactions annually through 2015. The median single-family resale home price in Denver rose nearly 11% in 2012 to $242,000. JBREC expects new home sales activity will increase to 6,500 transactions in 2013, and steadily improve to 10,500 transactions in 2015. The median new home price increased 8.7% in 2012. Homebuilding permit activity in the Denver MSA is forecasted to quadruple by 2015 from the trough level in 2009, spurred by solid household growth.

Home values in the Denver MSA increased by 7.7% in 2012, and are expected to rise through 2015, but at a declining rate. According to the Burns Home Value Index, home values are poised for an 11.1% increase in 2013, and appreciation is expected to taper off to 5.0% growth by 2015. At the end of 2011, housing affordability conditions in the Denver MSA were at their best level since 1995, according to JBREC’s Affordability Index, which compares the monthly costs of owning the median-priced home with the median household income, taking into consideration the change in mortgage rates over time. Rising home prices and mortgage rates will reduce affordability from 2013 through 2015.

Use of Estimates and Forward-Looking Statements

The estimates, forecasts and projections prepared by JBREC are based upon numerous assumptions and may not prove to be accurate. This market study contains estimates, forecasts and projections that were prepared by JBREC, a real estate consulting firm. The estimates, forecasts and projections relate to, among other things, home value indices, payroll employment growth, median household income, housing permits and household formation. No assurance can be given that these estimates are, or that the forecasts and projections will prove to be, accurate. These estimates, forecasts and projections are based on data (including third-party data), significant assumptions, proprietary methodologies and the experience and judgment of JBREC. The application of alternative assumptions, judgments or methodologies could result in materially less favorable estimates, forecasts and projections than those contained in this prospectus. Other real estate experts have different views regarding these forecasts and projections that may be more positive or negative, including in terms of the timing, magnitude and direction of future changes.

The forecasts and projections are forward-looking statements and involve risks and uncertainties that may cause actual results to be materially different from the projections. JBREC has made these forecasts and projections based on studying the historical and current performance of the residential housing market and applying JBREC’s qualitative knowledge about the residential housing market. The future is difficult to predict, particularly given that the economy and housing markets can be cyclical, subject to changing consumer and market psychology, and governmental policies related to mortgage regulations and interest rates. There will usually be differences between projected and actual outcomes, because events and circumstances frequently do not occur as expected, and the differences may be material. Accordingly, the forecasts and projections included in this market study might not occur or might occur to a different extent or at a different time. For the foregoing reasons, JBREC cannot provide any assurance that the estimates, forecasts and projections contained in this market study are accurate, actual outcomes may vary significantly from those contained or implied by the forecasts and projections, and you should not place undue reliance on these estimates, forecasts and projections.

DESCRIPTION OF OUR BUSINESS

Our Company

We are one of the largest Western U.S. regional homebuilders. Headquartered in Newport Beach, California, we are primarily engaged in the design, construction, marketing and sale of single-family detached and attached homes in California, Arizona, Nevada and Colorado. Our core markets include Orange County, Los Angeles, San Diego, the San Francisco Bay Area, Phoenix, Las Vegas and Denver. We have a distinguished legacy of more than 55 years of homebuilding operations, over which time we have sold in excess of 75,000 homes. Our markets are characterized by attractive long-term housing fundamentals and, based upon the Burns Home Value Index, eight of our markets have experienced double-digit year-over-year home price appreciation. We hold leading market share positions in most of our markets and we have a significant land supply with more than 13,200 lots owned or controlled as of March 31, 2013, representing a 12-year supply of lots based upon our home closings during the twelve month period ended March 31, 2013.

We have a proven expertise in understanding the needs of our homebuyers and tailoring our product offerings to meet such needs, which allows us to maximize the yield on our land investments by pairing product with market demand. We build and sell across a diverse range of product lines at a variety of price points with an emphasis on sales to entry-level, first-time move-up and second-time move-up homebuyers. We are committed to achieving the highest standards in design, quality and customer satisfaction and have received numerous industry awards and commendations throughout our operating history recognizing our achievements.

In 2012 we delivered 950 homes, with an average selling price of approximately $275,000, and recognized home sales revenues and total revenues of $261.3 million and $398.3 million, respectively. In the three months ended March 31, 2013, we delivered 268 homes, with an average selling price of approximately $285,200, and recognized home sales revenues and total revenues of $76.4 million and $80.9 million, respectively. We have experienced significant operating momentum since the beginning of 2012, during which time a variety of key housing, employment and other related economic statistics in our markets have increasingly demonstrated signs of recovery. This rebound in market conditions, when combined with our disciplined operating strategy, has resulted in five consecutive quarters of period over period growth in our net new home orders, home closings and unit backlog. Most recently, the improving market conditions and increase in pricing are reflected in our average sales price of homes in backlog of $343,000 at March 31, 2013, which is 20% higher than the average sales price of homes closed for the three months ended March 31, 2013 of $285,200. In 2012, our net new home orders per average active selling community increased to 5.2 sales per month as compared to 2.9 sales per month in 2011, while our home closings increased approximately 55%. In addition, our homebuilding gross margin percentage and adjusted homebuilding gross margin percentage increased to 17.8% and 29.5%, respectively, for the three months ended December 31, 2012, as compared to 7.0% and 18.1%, respectively, for the three months ended December 31, 2011. For the three months ended March 31, 2013, homebuilding gross margin percentage and adjusted homebuilding gross margin percentage increased to 17.1% and 23.2%, respectively, as compared to 13.0% and 20.8%, respectively, for the three months ended March 31, 2012. As of March 31, 2013, we were selling homes in 22 communities and had a consolidated backlog of 498 sold but unclosed homes, with an associated sales value of $170.8 million, representing a 50% and 115% increase in units and dollars, respectively, as compared to the backlog at March 31, 2012. As of April 28, 2013, we had a consolidated backlog of more than 550 units with a sales value of more than $200 million. The average selling price for homes in our backlog as of March 31, 2013 and April 28, 2013 was approximately $343,000 and $363,600, respectively, representing a significant increase relative to the average selling price of $285,200 for homes closed in the three month period ended March 31, 2013. We believe that the attractive fundamentals in our markets, our leading market share positions, our long-standing relationships with land developers, our significant land supply and our focus on providing the best possible customer experience position us to capitalize on meaningful growth as the U.S. housing market continues to rebound.

Our Competitive Strengths

Our business is characterized by the following strengths:

Leading local presence in high-growth Western U.S. markets

We believe that our market presence positions us to meaningfully capitalize on the broader national housing market recovery. According to JBREC, as of February 2013, the Northern California, Southwest and Southern California regions of the U.S. represented the #1, #2 and #3 best housing market regions in the country, based upon recent and long-term housing and economic indicators.

We are highly disciplined in our selection of markets, based upon underlying supply and demand fundamentals, competitiveness and profitability drivers. Our land inventory is concentrated in markets that benefit from favorable housing demand drivers such as high population and job growth, positive migration patterns, housing affordability and desirable lifestyle and weather characteristics. Our markets have experienced and are projected to continue to experience significant home price appreciation. According to the Burns Home Value Index as of February 2013, eight of our markets had realized double-digit year-over-year appreciation. The table below illustrates, for each of our markets and for the U.S. average, current and projected growth in employment, single-family permits and home values.

Source:	JBREC, BLS, Census
*Represents	Metro Division as defined by BLS as opposed to Metropolitan Statistical Area
N/A:	JBREC does not produce a BHVI™ for this market
Note:	Employment and permit data is current as of January 2013 while forecasts and all other data is current as of February 2013

We believe that homebuilding is a very local business and that we benefit not only from being in attractive markets, but also from having significant scale in such markets. We hold leading market share positions in most of our markets, including a #3 ranking in Orange County and Los Angeles County and a #5 ranking in the Southern California region; a #3 ranking in Solano County, a #5 ranking in San Joaquin County and a #8 ranking in Contra Costa County, all in the San Francisco Bay Area; and a #13 ranking in Phoenix and Las Vegas, based upon 2012 home closings as reported by Hanley Wood. We experienced significant momentum in the first quarter of 2013, resulting in #3, #11 and #6 market share positions in Phoenix, Denver and Fort Collins, respectively. Our scale and significant operating experience within our markets have allowed us to cultivate long-standing relationships with local land owners, officials, subcontractors and suppliers and we believe that maintaining significant market share enables us to achieve economies of scale, maximize our visibility to land acquisition opportunities and differentiate ourselves from most of our competitors. We believe that our intimate knowledge of local market conditions and decades of operating and local market experience have enabled us to perform favorably compared to the local divisions of national homebuilders and we believe that we are well positioned to continue to do so as the U.S. housing market recovers.

Significant and high-quality land position recorded at an attractive basis

We benefit from a sizeable and well-located lot supply. As of March 31, 2013, we and our consolidated joint ventures owned 10,682 lots, all of which are entitled, and had options to purchase an additional 2,529 lots, equating to approximately 12 years of total land supply based upon our 1,090 home closings during the twelve month period ended March 31, 2013. In addition, in the first three months of 2013 we signed purchase and sale agreements and placed under control approximately 1,595 lots with an aggregate purchase price of approximately $68.7 million. There can be no assurance, however, that we will acquire any of these lots on the anticipated terms or timing, or at all.

Our lot supply reflects our balanced approach to land investment. We have a diverse mix of finished lots available for near-term homebuilding operations and longer-term strategic land positions to support future growth. We believe that our current inventory of owned and controlled lots is sufficient to supply the vast majority of our projected future home closings for the next three years and a portion of future home closings for a multi-year period thereafter. Our meaningful supply of owned lots allows us to be selective in identifying new land acquisition opportunities, with a primary focus on optioning and acquiring land to drive closings, revenues and earnings growth in 2015 and beyond, and largely insulates us from the heavy competition for near-term finished lots.

Book Value of Owned Inventory by Geography (at March 31, 2013) ($ in millions)	Book Value of Owned Inventory by Development Status (at March 31, 2013) ($ in millions)

We believe we also benefit from an attractive book value basis in our inventory, which was adjusted to fair value in February 2012 in conjunction with our restructuring and in accordance with fresh start accounting requirements. To facilitate the adoption of fresh start accounting, we engaged a third-party valuation firm to assist us in a comprehensive assessment of our enterprise value and the allocation of value to our assets and liabilities. In our assessment, we generally utilized assumptions for future home sales paces and prices based upon then-prevailing market conditions in late 2011, which we believe represented conditions near the trough of the recent U.S. housing downturn. In conjunction with our year-end 2011 impairment analysis and as part of our fresh start accounting in February 2012, we recorded a net write-down of our inventory of approximately $129.5 million. As of March 31, 2013, our homebuilding inventory on which we have recognized write-downs through either our periodic impairment analyses or for fresh start accounting had a book basis of $214.2 million, which reflected an approximately 47% discount to such inventory’s cost basis. The attractive current carrying value of our inventory is illustrated by our adjusted homebuilding gross margin percentage for our 2012 successor period and three months ended March 31, 2013 of 26.2% (16.9% non-adjusted) and 23.2% (17.1% non-adjusted), respectively, which we believe to be favorable compared to our public company peers. In addition, impairments to our real estate inventory have significantly contributed to our $120.0 million of net deferred tax assets as of January 1, 2013, against which we currently have recorded a full valuation allowance. We believe that the location and attractive book basis of our inventory, as well as our substantial net deferred tax assets, position us to benefit from an improving U.S. housing market and will continue to contribute to favorable gross margins, profitability and cash flow.

Land acquisition and development expertise

We believe our ability to identify, acquire and develop land in desirable locations and on favorable terms is key to our success. Unlike many of our peers, we retained our senior land acquisition and development personnel throughout the recent housing downturn, allowing us to maintain our acquisition and development capabilities and our strong relationships with local and regional land sellers. We have purchased land and built and sold homes in highly desirable master-planned communities and developments such as The Irvine Ranch, Rancho Mission Viejo and Summerlin and we have worked with land developers such as Lewis Community Developers and Five Points throughout our and their operating histories. We believe these long-standing relationships provide us with a significant competitive advantage in our markets, where relationships are frequently just as important as, or more important than, price in the sourcing of land acquisitions.

We opportunistically engage in land development in certain markets. Our key senior land acquisition and development professionals have an average of 30 years of industry experience, providing our organization with the necessary expertise to successfully progress land through the entire development cycle, including the entitlement process, which we believe increases our exposure to attractive land acquisition opportunities and presents opportunities for incremental margin enhancement. Some of our land holdings represent multi-phase, master-planned communities, which provides us with the opportunity to add value to our undeveloped land through re-entitlements or repositioning, particularly in those markets with highly fragmented land ownership or that lack market participants capable of assembling and developing large land parcels. Further, engagement in land development affords us the ability to execute upon opportunistic bulk land sales when such sales translate into attractive returns comparable to or in excess of our operating projections.

Strategically diversified across buyer segments and product offerings

We offer a broad portfolio of products, including single-family detached and attached homes designed for and marketed to targeted customer segments, strategically focused to match product and price points to areas of the market with the greatest depth of demand. Our products are differentiated by size, design, live-ability, features and amenities in order to serve the specific needs of our markets, with an emphasis on sales to entry-level, first-time move-up and second-time move-up home buyers. As of March 31, 2013, we offered homes for sale with prices ranging from approximately $135,400 to approximately $1,145,000. For the three months ended March 31, 2013, the average selling price of homes closed was approximately $285,200. The average selling price for homes in our backlog as of March 31, 2013 and April 28, 2013 was approximately $343,000 and $363,600, respectively.

Despite the diversity of our product offerings, we generally standardize the number of home designs within any given product line. This standardization permits on-site mass production techniques and bulk purchasing of materials and components, which enables us to better control and reduce construction costs and cycle times. We believe that our diversified product strategy enables us to best serve multiple customer segments and to quickly adapt to market conditions and consumer preferences. Further, our ability to deliver a wide spectrum of product types to different buyer demographics allows us to pursue a broader array of land acquisition opportunities, both in terms of geographic location and land parcel size.

Q1 2013 Home Closings by Average Selling Price (for the three months ended 3/31/2013)	Home Closings and Average Selling Price by Buyer Type (for the three months ended 3/31/2013)

We carefully study and design our products with the assistance of third-party architects, engineers, designers, consultants and homeowner focus groups. Within each of our markets, we determine the profile of buyers we hope to address and we design neighborhoods and homes taking into account the specific needs of those buyers. We strive to maximize the return on our land positions by determining and developing the optimal product for our individual land parcels and markets. We believe that our customer and product diversification strategies grant us the flexibility to respond effectively to changes in consumer preferences and evolving community demographics.

Long-standing reputation for delivering superior quality and customer service

We believe that our leadership positions in our markets are due in large part to our long-standing reputation as a producer of high-quality homes and our industry-leading, award-winning customer support services. Our Company and divisions have received numerous industry awards and commendations throughout our operating history, including “Professional Builder of the Year” from Professional Builder Magazine, “Builder of the Year” from Builder and Developer Magazine and, most recently in 2013, 20 Eliant Homebuyer Choice Awards, the most of any homebuilder, in categories such as “Overall Purchase Experience,” “Design Selection Experience,” “Construction Experience,” “Overall First-Year Quality,” “Highest Percent of Sales from Referrals” and “Overall Home Purchase & Ownership Experience.”

We market and sell our homes under the William Lyon Homes brand in all of our markets except for in Colorado. Our strong brand and reputation for quality have been established and maintained over decades by consistently delivering high-quality homes and support services to our buyers. In Colorado, we operate under the Village Homes brand. Established in 1984 and acquired by us in 2012, Village Homes shares our commitment to and has an outstanding reputation for quality and service and has received numerous industry awards, including America’s Best Builder by Builder Magazine in 2002, numerous J.D. Power Awards and, most recently, the Homebuilders Association of Denver’s 2012 ‘Community of the Year’ award.

We focus on building and selling homes that combine high-quality craftsmanship with locally-influenced design characteristics that ultimately reflect the various lifestyles and aspirations of our multiple customer segments. We strive to provide the highest level of customer service during the sales process and after a home is sold. We typically engage our sales personnel on a long-term, rather than project-by-project, basis, which we believe results in a more motivated and loyal sales force with an extensive knowledge of the Company’s operating policies and products. We also employ a variety of programs and services to ensure customer satisfaction and help us improve production efficiency, reduce warranty costs and increase customer referrals. We believe that delivering high-quality homes and industry-leading customer service provides for a differentiated buying experience and provides us with a competitive advantage based upon repeat customers, high referral rates and strong brand recognition, allowing us to lower customer acquisition costs and increase unit sales rates.

Deep and experienced management team with significant tenure at our Company

We benefit from a highly experienced management team, with our executive officers and regional and division presidents averaging approximately 28 years of experience in the homebuilding and development industries within California or the Southwestern United States. Our Chief Executive Officer, William H. Lyon, our President and Chief Operating Officer, Matthew Zaist, and our Chief Financial Officer, Colin Severn, have closely managed the operational and financial aspects of our business and each bring significant experience, operational and market knowledge and professional relationships within the industry. Our regional and division presidents have substantial industry knowledge and local market expertise, with an average of approximately 12 years at the company and an average of approximately 27 years in the homebuilding industry. Reporting directly to our division presidents, we have a deep and long-tenured team of 23 management professionals with an average within each of our divisions of 25 or more years of experience in the homebuilding industry and 10 or more years of experience at our Company. We believe this level of experience and the resulting long-standing relationships provide us with a competitive advantage, particularly as it relates to dealings with land sellers, subcontractors and material suppliers, and enable us to identify, evaluate and capitalize on market opportunities, attract and retain new customers and adjust to changing national, regional and local business conditions. We strive to ensure that we have the best team available and we believe our reputation, market presence and consistency of values and cultures has enabled us to attract and maintain top talent.

General William Lyon (USAF Ret.), our Company’s namesake and our Executive Chairman, has 58 years of operating history within the homebuilding industry and his experience, his knowledge of our operations and the markets in which we compete and his extensive professional relationships within our industry enable him to serve as a valuable leader to our Company. General Lyon provides senior leadership to our management team and to our board of directors, ensuring that the business principles that have made our Company successful in the past are an integral part of our ongoing culture. General Lyon and his family have maintained a consistent commitment to, and investment in, the Company including taking the Company private in 2006 and, more recently, a significant financial investment made in connection with the Plan in February 2012. In addition to the contributions of General Lyon, we have a strong board of directors with a diverse range of industry backgrounds and experience. We believe that our board of directors provides us with an additional point of reference on strategic operating and corporate decisions and various members bring significant real estate knowledge and relationships from which we are able to benefit.

Our Business Strategy

Drive revenue growth by opening new communities on existing land supply

We intend to capitalize on our existing land supply, which we believe is largely sufficient to supply the vast majority of future home closings for the next three years and a portion of future home closings for a multi-year period thereafter. We currently own or have an option to purchase 100% of the land on which we currently expect to close homes during 2013 and 2014, and approximately 75% of the land on which we currently expect to close homes during 2015. We expect to open 23 new communities in 2013, with more than half in California and the remaining in Nevada and Colorado, and anticipate ending the year with approximately 35 active selling communities, representing an estimated 52% net increase from our 23 active selling communities as of December 31, 2012. As of March 31, 2013, we had 22 active selling communities. We continually evaluate opportunities for evolving our product mix within our communities, and in our communities coming online in 2013 and 2014, we currently expect to include a higher percentage of offerings targeted to what we believe to be an underserved move-up market. We expect this shift in mix to result in an increase in our average selling price as we deliver homes from such communities.

While our primary objective is currently to build and sell new homes on the significant majority of our land supply, on an opportunistic basis we have historically, and we may in the future, sell land to third-parties. In 2012, we generated $104.3 million in revenue from opportunistic land sales.

Employ disciplined land acquisition strategies to support future growth

We believe that, next to our people, our land is our most valuable asset. As a result of our strong reputation for quality and consistency and our well-established operating history of between 17 years and 56 years in our markets, we have developed long-standing relationships with local land sellers, master-planned community developers, financial institutions and other builders. We intend to leverage these deep relationships, along with our extensive knowledge of local market dynamics and trends, to continue to source well-positioned land parcels in our markets.

Our land acquisition strategy is dynamic, nimble and responsive to prevailing and projected future market conditions. During the recent housing downturn, our land acquisition strategy was to undertake projects with shorter life-cycles in order to reduce land development and market risk while maintaining an inventory of owned lots sufficient to fulfill our projected unit closings for a two-to-three year period. Currently, in order to capitalize on the housing industry recovery and strong demand for new homes in our markets, and to capture what we believe to be a meaningful opportunity to grow our business, our land acquisition strategy has shifted to projects with somewhat longer life-cycles in order to increase risk-adjusted land development and market returns.

We selectively pursue land acquisitions utilizing the following steps:

1)	undertaking a robust due diligence process including environmental reviews;

2)	reviewing the status of entitlements and opportunities for reentitlement, surveys, permits and plats to mitigate zoning and other developmental risk;

3)	focusing on land as a component of a home’s structure and therefore understanding what type of home product will fit that particular parcel of land rather than on the land’s speculative value;

4)	considering the needs of our targeted customers and determining whether the underlying land price enables us to meet such needs at affordable prices; and

5)	employing centralized control of approval over all land transactions through our corporate land committee and board of directors.

This rigorous process is designed to provide us comfort that we are making acquisitions that are both accretive to the value of our company and complementary to our operations.

We attempt to maximize allocation of our capital utilizing land acquisition transaction structures that minimize up-front capital requirements while maximizing long-term returns through purchase options and land banking arrangements, rolling lot takedowns, purchase contracts that provide for payment to land sellers upon closing of homes built on land purchased from them, and non-recourse or seller financing, when possible.

During the three month period ended March 31, 2013, we augmented our land supply by acquiring, placing under control and entering into non-binding letters of intent to purchase a cumulative total of 3,100 lots.

Lots

Acquired
Northern California	37
Nevada	27
Colorado	293

Total	357

Brought under control
Arizona	1,386
Nevada	192

Total	1,578

Contracted under signed non-binding letters of intent
Southern California	531
Northern California	448
Nevada	18
Colorado	168

Total	1,165

Total Q1 2013 additions to land supply and letters of intent	3,100

Leverage and expand leading positions in high growth markets

We believe that our markets exhibit positive demographic trends and offer attractive long-term growth prospects. We intend to increase or maintain our market share within such markets, enabling us to enhance profitability by achieving economies of scale and optimizing the size of our business in each of our markets in order to appropriately leverage operating efficiencies.

We intend to pursue growth within our current markets, and potentially in select additional Western U.S. markets, to the extent that we believe such growth is consistent with our disciplined operating strategy, balanced land policies and overall commitment to superior product quality. In the future, we may grow our business through selective opportunistic acquisitions, joint ventures and other strategic transactions with third-party homebuilders and other industry participants. Our December 2012 acquisition of Village Homes, providing our entry into the attractive Denver and Fort Collins markets, was consistent with our strategy of pursuing growth in attractive Western U.S. markets, and we believe it aligns well with our balanced land policies and disciplined operating strategy.

Maintain disciplined operating platform and low cost structure with focus on profitability and cash flow

We combine a decentralized management approach to those aspects of our business where detailed knowledge of local market conditions is important with a centralized management approach to those areas where we believe central control is required, including, in particular, land investment. Our local and regional management teams are responsible for monitoring homebuyer demand trends and managing construction, land development, sales and marketing and governmental processing activities, while our corporate staff provides back-office support for financial, treasury, human resources, information technology and legal matters. We believe that we have built a scalable foundation which will support and foster revenue growth without a proportionate corresponding increase in our selling, general and administrative expenses.

We focus on minimizing construction costs and overhead, a strategy which we believe is critical to maintaining competitive margins and profitability. We control costs by:

•	obtaining favorable pricing from subcontractors through long-term relationships and the use of national contracts on manufactured products to lock in long term pricing;

•	reducing interest carry costs by acquiring entitled lots, managing our inventory of unsold or speculative homes and shortening the construction cycle;

•	minimizing overhead by centralizing certain administrative functions; and

•	monitoring homebuilding production, scheduling and budgeting through the effective use of management information systems.

Prudent focus on balance sheet optimization and investor returns

We have sought and will continue to seek to optimize our balance sheet by further enhancing our liquidity and cash position and improving our credit metrics. We eliminated approximately $180 million of debt and reduced annual cash interest by approximately 45% through our restructuring, and we further improved our capital structure with our November 2012 senior unsecured notes offering, extending the maturity date of the substantial majority of our current debt to 2020 while further reducing annual cash interest expense. Although we are comfortable with our current leverage, we are focused on continuing to reduce our total leverage, including through the potential future reversal of our deferred tax asset valuation allowance, and lowering our overall cost of capital as part of our long-term capitalization strategy and we will continue to implement strategies that we believe will enhance our financial flexibility and long-term equity and maximize shareholder value.

The Company’s Markets

The Company is currently operating in five reportable operating segments: Southern California, Northern California, Arizona, Nevada, and Colorado. Each of the segments has responsibility for the management of the Company’s homebuilding and development operations within its geographic boundaries.

The following table sets forth homebuilding revenue from each of the Company’s homebuilding segments for the three months ended March 31, 2013, the period from February 25, 2012 to March 31, 2012, the period from February 25, 2012 through December 31, 2012, the period from January 1, 2012 through February 24, 2012, and the years ended December 31, 2011, and 2010 (in thousands):

	Successor(1)			Predecessor(1)	Predecessor(1)
	Three Months Ended March 31, 2013 (unaudited)	Period From February 25, through December 31, 2012	Period From February 25, through March 31, 2012 (unaudited)	Period From January 1, through February 24, 2012	Year Ended December 31,
					2011	2010
Southern California(2)	$10,146	$99,671	$ 5,501	$5,640	$110,969	$195,613
Northern California(3)	10,019	54,207	2,535	4,250	54,141	38,891
Arizona(4)	21,629	47,989	3,788	4,316	20,074	16,595
Nevada(5)	14,761	37,307	3,285	2,481	21,871	15,766
Colorado(6)	19,879	5,436	—	—	—	—

	$76,434	$244,610	$15,109	$16,687	$207,055	$266,865

(1)

Successor refers to William Lyon Homes and its consolidated subsidiaries on and after the Emergence Date, after giving effect to: (i) the cancellation of shares of our common stock issued prior to February 25, 2012; (ii) the issuance of shares of new common stock, and settlement of existing debt and other adjustments in accordance with the Plan; and (iii) the application of fresh start accounting. Predecessor refers to William

Lyon Homes and its consolidated subsidiaries up to the Emergence Date. All of the required information related to each operating segment is reflected in Note 3 of “Notes to Condensed Consolidated Financial Statements” and Note 6 of “Notes to Consolidated Financial Statements,” for the three months ended March 31, 2013 and the years ending December 31, 2012, 2011, and 2010, respectively.

(2)

The Southern California Segment consists of operations in Orange, Los Angeles, and San Diego counties. The offices are located in a leased office building at 4695 MacArthur Court, 8th Floor, Newport Beach, CA 92660. The operating segment is led by a California Region President.

(3)	The Northern California Segment consists of operations in Contra Costa, Placer, Sacramento, San Joaquin, Santa Clara and Solano counties. The offices are located in a leased office building at 4000 Executive Parkway, Suite 250, San Ramon, CA 94583. The operating segment is led by a division manager and a California Region President.
(4)	The Arizona Segment consists of operations in the Phoenix metropolitan area. The offices are located in a leased office building at 8840 E. Chaparral Road, Suite 200, Scottsdale, AZ 85250. The operating segment is led by a division president.
(5)	The Nevada Segment consists of operations in the Las Vegas metropolitan area. The offices are located in a leased office building at 500 Pilot Road, Suite G, Las Vegas, NV 89119. The operating segment is led by a division president.
(6)	The Colorado Segment consists of operations in Douglas, Grand, Jefferson, and Larimer counties. The offices are located in a leased office building at 8480, East Orchard Road, Suite 1000, Greenwood Village, CO 80111. The operating segment is led by a division president. Colorado became the Company’s fifth operating segment on December 7, 2012, upon acquisition of various entities which operate under the name Village Homes.

Strategy and Lot Position

The Company and its consolidated joint ventures owned approximately 10,682 lots and had options to purchase an additional 2,529 lots as of March 31, 2013. As used in this prospectus, “entitled” land has a development agreement and/or vesting tentative map, or a final recorded plat or map from the appropriate county or city government. Development agreements and vesting tentative maps generally provide for the right to develop the land in accordance with the provisions of the development agreement or vesting tentative map unless an issue arises concerning health, safety or general welfare. The Company’s sources of developed lots for its homebuilding operations are (1) purchase of smaller projects with shorter life cycles (merchant homebuilding) and (2) development of master-planned communities.

				Owned Inventory
	Owned Lots	Controlled Lots	Total Lots	Book Value ($ in millions)
Active developments
Southern California	1,092	96	1,188	$158
Northern California	265	637	902	23
Arizona	4,079	1,396	5,475	149
Nevada	702	192	894	39
Colorado	498	208	706	33

Total Active Developments	6,636	2,529	9,165	$402

Future developments
Arizona	1,903	—	1,903	$23
Nevada	2,143	—	2,143	15

Total Future Developments	4,046	—	4,046	$38

Total	10,682	2,529	13,211	$440

				Owned Inventory
			Total lots owned	Book Value ($ in millions)
Development status
Deposits on land				$34
Land under development			8,717	185
Finished lots			1,248	125
Homes under construction or completed			628	79
Model homes			89	17

Total			10,682	$440

Land Acquisition and Development

The Company estimates that its current inventory of lots owned and controlled is adequate to supply its homebuilding operations at current operating levels (including future land sales) for the next three years and a portion of future home closings for a multi-year period thereafter.

To manage the risks associated with land ownership and development, the Company has a Corporate Land Committee. Members are the Executive Chairman, CEO, President and COO (Chairman of the Land Committee), VP & CFO and SVP of Finance and Acquisition. As potential land acquisitions are being analyzed, the Corporate Land Committee must approve all purchases prior to being submitted to the board. Due to the risks inherent in unentitled land, the Company requires the board of directors to approve all purchases of unentitled land in excess of $1.0 million, however, as of December 31, 2012, all of the Company’s land is entitled. For entitled land, the board of directors approves purchases of $3.0 million or higher.

Prior to committing to the acquisition of land, the Company conducts feasibility studies covering pertinent aspects of the proposed commitment. These studies may include a variety of elements from technical aspects such as title, zoning, soil and seismic characteristics, to marketing studies that review population and employment trends, schools, transportation access, buyer profiles, sales forecasts, projected profitability, cash requirements, and assessment of political risk and other factors. Prior to acquiring land, the Company considers assumptions concerning the needs of the targeted customer and determines whether the underlying land price enables the Company to meet those needs at an affordable price. Before purchasing land, the Company attempts to project the commencement of construction and sales over a reasonable time period. The Company utilizes outside architects and consultants, under close supervision, to help review acquisitions and design products.

Homebuilding and Market Strategy

The Company currently has a wide variety of product lines which enables it to meet the specific needs of each of its markets. Although the Company primarily emphasizes sales to the entry-level and move-up home markets, it believes that a diversified product strategy enables it to best serve a wide range of buyers and adapt quickly to a variety of market conditions. In order to reduce exposure to local market conditions, the Company’s sales locations are geographically dispersed.

Because the decision as to which product to develop is based on the Company’s assessment of market conditions and the restrictions imposed by government regulations, home styles and sizes vary from project to project. The Company’s attached housing ranges in size from 957 to 2,729 square feet, and the detached housing ranges from 1,284 to 5,417 square feet. Due to the Company’s product and geographic diversification strategy, the prices of the Company’s homes also vary substantially. Base sales prices for the Company’s attached housing ranged from approximately $302,000 to $567,000 during the three months ended March 31, 2013, and base sales prices for detached housing ranged from approximately $122,000 to $392,000 during the three months ended March 31, 2013. On a consolidated basis, the average sales prices of homes closed for the three months ended March 31, 2013 was $285,000.

The Company generally standardizes and limits the number of home designs within any given product line. This standardization permits on-site mass production techniques and bulk purchasing of materials and components, thus enabling the Company to better control and sometimes reduce construction costs and home construction cycles.

The Company contracts with a number of architects and other consultants who are involved in the design process of the Company’s homes. Designs are constrained by zoning requirements, building codes, energy efficiency laws and local architectural guidelines, among other factors. Engineering, landscaping, master-planning and environmental impact analysis work are subcontracted to independent firms which are familiar with local requirements.

Substantially all construction work is done by subcontractors with the Company acting as the general contractor. The Company manages subcontractor activities with on-site supervisory employees and management control systems. The Company does not have long-term contractual commitments with its subcontractors or suppliers; instead it contracts development work by project and where possible by phase size of 10 to 20 home sites. The Company generally has been able to obtain sufficient materials and subcontractors during times of material shortages. The Company believes its relationships with its suppliers and subcontractors are in good standing.

Description of Projects and Communities Under Development

The Company’s homebuilding projects usually take two to five years to develop. The following table presents project information relating to each of the Company’s homebuilding operating segments as of March 31, 2013 and only includes projects with lots owned as of March 31, 2013, lots consolidated in accordance with certain accounting principles as of March 31, 2013 or homes closed for the quarter ended March 31, 2013.

Project (County or City)	Year of First Delivery	Estimated Number of Homes at Completion(1)	Cumulative Homes Closed as of March 31, 2013(2)	Backlog at March 31, 2013 (3)(4)	Lots Owned as of March 31, 2013(5)	Homes Closed for the Period Ended March 31, 2013	YTD Orders as of March 31, 2013	Sales Price Range(6)
SOUTHERN CALIFORNIA
San Diego County:
Escondido
Contempo	2013	84	—	—	84	—	—	$260,000 - 300,000
San Diego
Atrium	2013	80	—	—	80	—	—	$345,000 - 430,000
Riverside County:
Riverside
Bridle Creek	2015	10	—	—	10	—	—	$415,000 - 436,000
San Bernardino County:
Yucaipa
Vista Bella/Redcort	2013	198	—	—	198	—	—	$240,000 - 265,000
Orange County:
Irvine
Lyon Branches(7)	2013	48	—	11	48	—	11	$1,005,000 - 1,170,000
Willow Bend	2013	58	—	—	58	—	—	$1,065,000 - 1,230,000
Rancho Mission Viejo
Lyon Cabanas	2013	97	—	—	97	—	—	$300,000 - 400,000
Lyon Villas	2013	96	—	—	96	—	—	$386,000 - 426,000
Los Angeles County:
Hawthorne 360 South Bay (8):
The Flats	2010	188	81	30	107	2	17	$372,000 - 542,000
The Courts	2010	118	118	—	—	6	3	$435,000 - 567,000
The Rows	2012	94	16	14	78	4	12	$518,000 - 678,000
The Lofts	2013	9	—	—	9	—	—	$410,000 - 570,000
The Gardens	2013	12	—	8	12	—	8	$575,000 - 730,000
The Townes	2013	96	—	—	96	—	—	$570,000 - 665,000
The Terraces	2013	93	—	—	93	—	—	$665,000 - 780,000
Azusa
Rosedale Gardenia	2011	81	56	14	25	8	15	$340,000 - 400,000
Sage Court	2011	64	63	1	1	2	2	$310,000 - 400,000

SOUTHERN CALIFORNIA TOTAL		1,426	334	78	1,092	22	68

NORTHERN CALIFORNIA
Contra Costa County:
Pittsburgh Vista Del Mar Villages(7)	2007	102	50	—	52	—	—	$325,000 - 360,000
Vineyard II	2012	131	20	24	42	15	24	$459,000 - 484,000
Antioch Waterford	2013	130	—	—	130	—	—	$335,000 - 390,000
San Joaquin County:
Lathrop
The Ranch @ Mossdale Landing	2010	168	127	26	41	16	29	$283,000 - 328,000

NORTHERN CALIFORNIA TOTAL.		531	197	50	265	31	53

Project (County or City)	Year of First Delivery	Estimated Number of Homes at Completion(1)	Cumulative Homes Closed as of March 31, 2013(2)	Backlog at March 31, 2013(3)(4)	Lots Owned as of March 31, 2013(5)	Homes Closed for the Period Ended March 31, 2013	YTD Orders as of March 31, 2013	Sales Price Range(6)
ARIZONA
Maricopa County:
Gilbert
Lyon’s Gate
Land(9)	N/A	—	—	—	213	—	—	N/A
Queen Creek
Hastings Property
Villas	2012	337	104	60	233	52	34	$155,000 - 192,000
Manor	2012	141	56	39	85	24	15	$224,000 - 272,000
Estates	2012	153	18	30	135	12	16	$277,000 - 332,000
Church Farms North	2015	2,310	—	—	2,310	—	—	$159,000 - 324,000
Mesa
Lehi Crossing
Settlers Landing	2012	235	7	16	228	3	16	$214,000 - 254,000
Wagon Trail	2013	244	6	10	238	6	7	$229,000 - 286,000
Monument Ridge	2013	248	2	9	246	2	3	$253,000 - 325,000
Pioneer Point	2014	101	—	—	101	—	—	$290,000 - 391,000
Land 75 X 120(9)	N/A	—	—	—	28	—	—	N/A
Peoria
Agua Fria	2012	264	2	1	262	1	2	$164,000 - 198,000
Surprise
Rancho Mercado	2017	1,903	—	—	1,903	—	—	$128,000 - 345,000

ARIZONA TOTAL		5,936	195	165	5,982	100	93

NEVADA
Clark County:
North Las Vegas
Serenity Ridge	2013	108	—	27	108	—	21	$442,000 - 525,000
Tularosa at Mountain’s Edge .	2011	140	82	26	58	22	23	$209,000 - 252,000
Las Vegas
Flagstone
Crossings	2011	77	58	16	19	11	17	$310,000 - 343,000
West Park
Villas	2006	191	117	41	74	10	26	$187,000 - 220,000
Courtyards	2006	113	104	7	9	12	3	$190,000 - 243,000
Mesa Canyon	2013	49	—	—	49	—	—	$273,000 - 290,000
Tierra Este	2013	118	—	—	118	—	—	$203,000 - 230,000
Lyon Estates	2013	129	—	—	129	—	—	$450,000 - 505,000
Rhapsody	2014	63	—	—	63	—	—	$222,000 - 250,000
The Fields at Aliente	2011	60	60	—	—	4	—	$184,000 - 218,000
Sterling Ridge 65’ Lots	2014	137	—	—	4	—	—	$622,000 - 667,000
Sterling Ridge 75’ Lots	2014	62	—	—	3	—	—	$707,000 - 775,000
Nye County:
Pahrump
Mountain Falls
Series I	2011	116	48	6	68	7	8	$133,000 - 164,000
Series II	2014	218	—	—	218	—	—	$179,000 - 207,000
Land (9)	N/A	—	—	—	1,925	—	—	N/A

NEVADA TOTAL		1,581	469	123	2,845	66	98

Project (County or City)	Year of First Delivery	Estimated Number of Homes at Completion(1)	Cumulative Homes Closed as of March 31, 2013(2)	Backlog at March 31, 2013(3)(4)	Lots Owned as of March 31, 2013(5)	Homes Closed for the Period Ended March 31, 2013	YTD Orders as of March 31, 2013	Sales Price Range(6)
COLORADO(10)
Douglas County
Castle Rock
Watercolor at The Meadows	2012	31	9	16	22	8	12	$289,000 - 366,000
Cliffside	2013	41	—	—	41	—	—	$406,000 - 436,000
Parker
Idyllwilde	2012	42	13	15	29	8	15	$301,000 - 409,000
Grand County
Granby
Granby Ranch	2012	54	5	6	49	4	2	$417,000 - 467,000
Jefferson County
Arvada
Villages of Five Parks	2012	49	21	15	28	16	2	$344,000 - 384,000
Candelas	2013	66	—	—	22	—	—	$337,000 - 367,000
Larimer County
Fort Collins
Observatory Village	2012	50	14	30	36	13	18	$304,000 - 354,000
Timnath Ranch	2013	271	—	—	271	—	—	$281,000 - 355,000

COLORADO TOTAL		604	62	82	498	49	49

GRAND TOTALS		10,078	1,257	498	10,682	268	361

(1)	The estimated number of homes to be built at completion is subject to change, and there can be no assurance that the Company will build these homes.
(2)	“Cumulative Homes Closed” represents homes closed since the project opened, and may include prior years, in addition to the homes closed during the current year presented.
(3)	Backlog consists of homes sold under sales contracts that have not yet closed, and there can be no assurance that closings of sold homes will occur.
(4)	Of the total homes subject to pending sales contracts as of December 31, 2012, 352 represent homes completed or under construction.
(5)	Lots owned as of December 31, 2012 include lots in backlog at December 31, 2012.
(6)	Sales price range reflects base price only and excludes any lot premium, buyer incentive and buyer selected options, which vary from project to project.
(7)	Project is a joint venture and is consolidated as a VIE in accordance with ASC 810, Consolidation.
(8)	All or a portion of the lots in this project are not owned as of December 31, 2012. The Company consolidated the purchase price of the lots in accordance with certain accounting rules, and considers the lots owned at December 31, 2012.
(9)	Represents a parcel of undeveloped land held for future sale. The Company does not plan to develop homes on this land, thus the “year of first delivery” and “sales price range” are not applicable.
(10)	Colorado division was acquired on December 7, 2012, as part of the Village Homes Acquisition. Estimated number of homes at completion is the number of homes to be built post-acquisition. Homes closed and year to date orders are from acquisition date through December 31, 2012.

Sales and Marketing

The management team responsible for a specific project develops marketing objectives, formulates pricing and sales strategies and develops advertising and public relations programs for approval of senior management. The Company makes extensive use of advertising and other promotional activities, including on-line media, newspaper advertisements, brochures, direct mail and the placement of strategically located sign boards in the immediate areas of its developments. In addition, the Company markets all of its products through the internet via email lists and interest lists, as well as its website at www.lyonhomes.com. In general, the Company’s advertising emphasizes each project’s strengths, the quality and value of its products and its reputation in the marketplace.

The Company normally builds, decorates, furnishes and landscapes three to eight model homes for each product line and maintains on-site sales offices, which typically are open seven days a week. Management believes that model homes play a particularly important role in the Company’s marketing efforts. Consequently, the Company expends a significant amount of effort in creating an attractive atmosphere at its model homes. Interior decorations vary among the Company’s models and are carefully selected based upon the lifestyles of targeted buyers. Structural changes in design from the model homes are not generally permitted, but home buyers may select various other optional construction and design amenities.

The Company employs in-house salaried sales personnel to sell its homes. In some cases, outside brokers are also involved in the selling of the Company’s homes, particularly in the Arizona and Nevada markets. The Company typically engages its sales personnel on a long-term, rather than a project-by-project basis, which it believes results in a more motivated sales force with an extensive knowledge of the Company’s operating policies and products. Sales personnel are trained by the Company and attend weekly meetings to be updated on the availability of financing, construction schedules and marketing and advertising plans.

The Company strives to provide a high level of customer service during the sales process and after a home is sold. The participation of the sales representatives, on-site construction supervisors and the post-closing customer service personnel, working in a team effort, is intended to foster the Company’s reputation for quality and service, and ultimately lead to enhanced customer retention and referrals.

The Company’s homes are typically sold before or during construction through sales contracts which are usually accompanied by a small cash deposit. Such sales contracts are usually subject to certain contingencies such as the buyer’s ability to qualify for financing. The cancellation rate of buyers who contracted to buy a home but did not close escrow at the Company and its joint ventures’ projects was approximately 14% during 2012 and 18% during 2011. On a consolidated basis, the cancellation rate increased to 12% in the first quarter of 2013 compared to 9% in the first quarter of 2012. Cancellation rates are subject to a variety of factors beyond the Company’s control such as the downturn in the homebuilding industry and current economic conditions. The Company and its joint ventures’ inventory of completed and unsold homes was 19 homes as of December 31, 2012 and 73 homes as of December 31, 2011.

Warranty

The Company provides its homebuyers with a one-year limited warranty covering workmanship and materials. The Company also provides its homebuyers with a limited warranty that covers “construction defects,” as defined in the limited warranty agreement provided to each home buyer, for the length of its legal liability for such defects (which may be up to ten years in some circumstances), as determined by the law of the state in which the Company builds. The limited warranty covering construction defects is transferable to subsequent buyers not under direct contract with the Company and requires that homebuyers agree to the definitions and procedures set forth in the warranty, including the submission of unresolved construction-related disputes to binding arbitration. The Company began providing this type of limited warranty at the end of 2001. In connection with the limited warranty covering construction defects, the Company obtained an insurance policy which expires on December 31, 2013, unless amended or renewed. The Company has been informed by the insurance carrier that this insurance policy will respond to construction defect claims on homes that close during each policy period for the duration of the Company’s legal liability and that the policy will respond, upon satisfaction of the applicable self-insured retention, to potential losses relating to construction, including soil subsidence. The insurance policy provides a single policy of insurance to the Company and the subcontractors enrolled in its insurance program. As a result, the Company is no longer required to obtain proof of insurance from these subcontractors nor be named as an additional insured under their individual insurance policies. The Company still requires that subcontractors not enrolled in the insurance program provide proof of insurance and name the Company as an additional insured under their insurance policy. Furthermore, the Company generally requires that its subcontractors provide the Company with an indemnity prior to receiving payment for their work.

There can be no assurance, however, that the terms and limitations of the limited warranty will be enforceable against the homebuyers, that the Company will be able to renew its insurance coverage or renew it at reasonable rates, that the Company will not be liable for damages, the cost of repairs, and/or the expense of litigation surrounding possible construction defects, soil subsidence or building-related claims or that claims will not arise out of uninsurable events not covered by insurance and not subject to effective indemnification agreements with the Company’s subcontractors.

Seasonality

The Company’s operations are historically seasonal, with the highest new order activity in the spring and summer, which is impacted by the timing of project openings and competition in surrounding projects, among other factors. In addition, the Company’s home deliveries typically occur in the third and fourth quarter of each fiscal year, based on the construction cycle times of our homes between three and six months. As a result, the Company’s revenues, cash flow and profitability are higher in that same period.

Customer Financing

The Company seeks to assist its home buyers in obtaining mortgage financing for qualified buyers. Substantially all home buyers utilize long-term mortgage financing to purchase a home and mortgage lenders will usually make loans only to qualified borrowers.

Information Systems and Controls

The Company assigns a high priority to the development and maintenance of its budget and cost control systems and procedures. The Company’s division offices are connected to corporate headquarters through a fully integrated accounting, financial and operational management information system. Through this system, management regularly evaluates the status of its projects in relation to budgets to determine the cause of any variances and, where appropriate, adjusts the Company’s operations to capitalize on favorable variances or to limit adverse financial impacts.

Regulation

The Company and its competitors are subject to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, building design, construction and similar matters, including local regulation which imposes restrictive zoning and density requirements in order to limit the number of homes that can ultimately be built within the boundaries of a particular project. The Company and its competitors may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or “slow-growth” or “no-growth” initiatives that could be implemented in the future in the states in which it operates. Because the Company usually purchases land with entitlements, the Company believes that the moratoriums would adversely affect the Company only if they arose from unforeseen health, safety and welfare issues such as insufficient water or sewage facilities. Local and state governments also have broad discretion regarding the imposition of development fees for projects in their jurisdiction. However, these are normally locked-in when the Company receives entitlements.

The Company and its competitors are also subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning protection of health and the environment. The particular environmental laws which apply to any given community vary greatly according to the community site, the site’s environmental conditions and the present and former uses of the site. These environmental laws may result in delays, may cause the Company and its competitors to incur substantial compliance and other costs, including significant fines and penalties for any violation, and may prohibit or severely restrict development in certain environmentally sensitive regions or areas. The Company’s projects in California are especially susceptible to restrictive government regulations and environmental laws. However, environmental laws have not, to date, had a material adverse impact on the Company’s operations. The Company’s wholly-owned subsidiary, California Lyon, is licensed as a general building contractor in California, Arizona and Nevada. In addition, California Lyon holds a corporate real estate license under the California Real Estate Law.

Competition

The homebuilding industry is highly competitive, particularly in the low and medium-price range where the Company currently concentrates its activities. The Company does not believe it has a significant market position in any geographic area which it serves due to the fragmented nature of the market. A number of the Company’s competitors have larger staffs, larger marketing organizations and substantially greater financial resources than those of the Company. However, the Company believes that it competes effectively in its existing markets as a result of its product and geographic diversity, substantial development expertise and its reputation as a low-cost producer of quality homes. Further, the Company sometimes gains a competitive advantage in locations where changing regulations make it difficult for competitors to obtain entitlements and/or government approvals which the Company has already obtained.

Corporate Organization and Personnel

We carry out much of our business through our wholly owned subsidiaries, most notably California Lyon, our primary operating subsidiary. See “Principal and Selling Stockholders” for information regarding our expected ownership structure immediately following the completion of this offering.

The Company’s executive officers and divisional presidents average more than 21 years of experience in the homebuilding and development industries within California or the Southwestern United States. The Company combines decentralized management in those aspects of its business where detailed knowledge of local market conditions is important (such as governmental processing, construction, land development and sales and marketing), with centralized management in those functions where the Company believes central control is required (such as approval of land acquisitions, financial, treasury, human resources and legal matters).

As of March 31, 2013, the Company employed 242 full-time and 27 part-time employees, including corporate staff, supervisory personnel of construction projects, warranty service personnel for completed projects, as well as persons engaged in administrative, finance and accounting, engineering, golf course operations, sales and marketing activities.

The Company believes that its relations with its employees have been good. Some employees of the subcontractors the Company utilizes are unionized, but none of the Company’s employees are union members. Although there have been temporary work stoppages in the building trades in the Company’s areas of operation, none has had any material impact upon the Company’s overall operations.

Deferred Tax Assets

We have significant deferred tax assets that, to the extent realizable, will, in part, offset future taxable income and reduce our cash income tax requirements. Our net deferred tax assets as of March 31, 2013 and December 31, 2012 were $120.0 million and $200.0 million, respectively, against which we currently have recorded a full valuation allowance. The sources of our deferred tax assets consist primarily of tax basis in excess of book basis on our real estate inventory and net operating losses that we have generated since the tax year ended December 31, 2011 that can be carried forward to offset future taxable income. The exclusion of cancellation of indebtedness income of approximately $203.2 million under Section 109 of the Code reduced our net deferred tax asset on January 1, 2013 in a tax affected amount of approximately $80.9 million, resulting in a remaining net deferred tax asset of $119.1 million as of January 1, 2013. Our ability to realize certain of these tax benefits is subject to limitation under Section 382 of the Code as a result of prior changes in the ownership of our stock. See “Risk Factors—Other Risks—The Company may not be able to benefit from its tax attributes.”

Legal Proceedings

We are a party to certain legal proceedings with respect to a variety of matters in the ordinary course of business. We do not believe that any legal proceedings to which we are a party would have a material impact on our results of operations, financial position or cash flows. However, in the future, we could incur judgments or fines or enter into settlements of claims that could have a material adverse effect on our results of operations, financial positions or cash flows.

MANAGEMENT AND DIRECTORS

Executive Officers and Directors

Our board of directors currently consists of eight members. Each director will hold office until the Company’s next Annual Meeting and until his successor is duly elected and qualified. The executive officers of the Company are chosen annually by the board of directors and each holds office until his or her successor is chosen and qualified or until his or her death, resignation or removal. Officers serve at the discretion of the board of directors, subject to rights, if any, under contracts of employment. There are no family relationships between any director or executive officer and any other director or executive officer of the Company, except for General William Lyon and William H. Lyon, who are father and son.

Name	Age	Position
General William Lyon	90	Chairman of the Board of Directors and Executive Chairman
William H. Lyon	39	Director and Chief Executive Officer
Matthew R. Zaist	38	President and Chief Operating Officer
Colin T. Severn	42	Vice President, Chief Financial Officer and Corporate Secretary
Richard S. Robinson	66	Senior Vice President of Finance
Mary J. Connelly	61	Senior Vice President and Nevada Division President
W. Thomas Hickcox	60	Senior Vice President and Arizona Division President
Brian W. Doyle	49	Senior Vice President and California Region President
J. Eric Eckberg	53	Senior Vice President and Colorado Division President
Maureen L. Singer	49	Vice President of Human Resources
Douglas K. Ammerman(a, b, c, d)	61	Director
Michael Barr(b, c)	42	Director
Gary H. Hunt(a, b, c)	64	Director
Matthew R. Niemann(a, b, c, d)	49	Director
Nathaniel Redleaf(c)	28	Director
Lynn Carlson Schell(a, b, c, d)	52	Director

(a)	Member of the Audit Committee
(b)	Member of the Compensation Committee
(c)	Member of the Nominating and Corporate Governance Committee
(d)	Member of the Corporate Finance Committee

The following is a biographical summary of the experience of our directors and executive officers:

General William Lyon was elected director and Chairman of the Board of The Presley Companies, the predecessor of the Company, in 1987 and has served in that capacity in addition to his role as Chief Executive Officer of the Company since November 1999. General Lyon also served as the Chairman of the Board, President and Chief Executive Officer of the former William Lyon Homes, which sold substantially all of its assets to the Company in 1999 and subsequently changed its name to Corporate Enterprises, Inc. In his current role as Executive Chairman, General Lyon works with the top executives of the Company to set the leadership and strategic direction for the organization. In recognition of his distinguished career in real estate development, General Lyon was elected to the California Building Industry Foundation Hall of Fame in 1985. General Lyon is a retired USAF Major General and was Chief of the Air Force Reserve from 1975 to 1979. General Lyon is a director of Fidelity National Financial, Inc. and Woodside Credit LLC, and is Chairman of the Board of Directors of Commercial Bank of California. Since 2005, General Lyon has served on the Board of Leaders of USC’s Marshall School of Business. General Lyon has received countless awards and honors for his tremendous and sustained success in the building industry and his extensive public service record.

General Lyon provides our board of directors with extensive senior leadership and industry and operational experience and therefore is well-suited to serve as our Chairman of the Board. Through his experience, his knowledge of our operations and the markets in which we compete, and his professional relationships within our industry, General Lyon is exceptionally qualified to identify important matters for board review and deliberation and is instrumental in assisting the board of directors in determining our corporate strategy. In addition, by serving as both our Chairman of the Board and Executive Chairman, General Lyon serves as an invaluable bridge between management and the board of directors and ensures that they act with a common purpose.

William H. Lyon, Chief Executive Officer, worked full time with the former William Lyon Homes from November 1997 through November 1999 as an assistant project manager, has been employed by the Company since November 1999 and has been a member of the Board since January 25, 2000. Since joining the Company as assistant project manager, Mr. Lyon has served as a Project Manager, the Director of Corporate Development (beginning in 2002), the Director of Corporate Affairs (from February 2003 to February 2005), Vice President and Chief Administrative Officer (from February 2005 to March 2007), and Executive Vice President and Chief Administrative Officer (from March 2007 to March 2009). Mr. Lyon also actively served as the President of William Lyon Financial Services from June 2008 to April 2009. Effective on March 18, 2009, Mr. Lyon was appointed as President and Chief Operating Officer of the Company. In his current role as Chief Executive Officer, Mr. Lyon is responsible for the overall strategic leadership of the Company working closely with the Executive Chairman and executive leaders to establish implement and direct the long-range goals, strategies, plans and policies of the Company. Mr. Lyon is Chairman of the Company’s Management Development and Risk Management Committee and Vice Chair of the Executive Committee. Mr. Lyon is also a member of the Company’s Land Committee. Mr. Lyon is a member of the Board of Directors of Commercial Bank of California, Pretend City Children’s Museum in Irvine, CA and The Bowers Museum in Santa Ana, CA. Mr. Lyon holds a dual B.S. in Industrial Engineering and Product Design from Stanford University. Mr. Lyon is the son of General William Lyon.

With over 15 years of service with our Company, Mr. Lyon brings to our board of directors significant executive and real estate development and homebuilding industry experience, as well as an in-depth understanding of the Company’s business model and operations.

Matthew R. Zaist, President and Chief Operating Officer, joined the Company in 2000 as the Company’s Chief Information Officer. Since joining the Company, Mr. Zaist has served in a number of corporate operational roles, including Executive Vice President from January 2010 to March 2013 and previously, Corporate Vice President—Business Development & Operations from April 2009 to January 2010. Prior to that, Mr. Zaist served as Project Manager and Director of Land Acquisition for the Company’s Southern California Region. In his current role, Mr. Zaist is responsible for the overall management of the Company’s operations and is a member of the Company’s Executive Committee, Chairman of the Company’s Land Committee and Vice Chairman of the Company’s Management Development and Risk Management Committee. In his most recent role as Executive Vice President, Mr. Zaist oversaw and managed the Company’s restructuring efforts and successful recapitalization. Mr. Zaist is a member of the Executive Committee for the University of Southern California’s Lusk Center for Real Estate. Prior to joining William Lyon Homes, Mr. Zaist was a principal with American Management Systems (now CGI) in their State & Local Government practice. Mr. Zaist holds a B.S. from Rensselaer Polytechnic Institute in Troy, New York.

Colin T. Severn, Vice President, Chief Financial Officer and Corporate Secretary, joined the Company in December 2003, and served in the role of Financial Controller until April 3, 2009. From April 3, 2009, Mr. Severn served as Vice President, Corporate Controller and Corporate Secretary until his promotion to Chief Financial Officer by approval of the board of directors of the Company on August 11, 2009. Mr. Severn oversees the Company’s accounting and finance, treasury, and investor relations functions. Mr. Severn is a member of the Company’s Land Committee. Mr. Severn is a CPA (inactive) and has more than 16 years of experience in real estate accounting and finance, including positions with an international accounting firm, and other real estate and homebuilding companies. Mr. Severn holds a B.A. in Business Administration with concentrations in Accounting and Finance from California State University, Fullerton.

Richard S. Robinson, Senior Vice President of Finance, has held this title and served in this capacity since joining the Company in 1999 when it acquired substantially all of the assets of the former William Lyon Homes, where Mr. Robinson had served since May 1997 as Senior Vice President, and as Vice President—Treasurer and other administrative positions at The William Lyon Company or one of its subsidiaries or affiliates since he was hired in June 1979. His experience in residential real estate development and homebuilding finance totals more than 30 years.

Mary J. Connelly, Senior Vice President and Nevada Division President, has held this title and served in this capacity since joining The Presley Companies in May 1995, after eight years’ association with Gateway Development, six of which were served as Managing Partner in Nevada. Ms. Connelly was Vice President of Finance for the Company’s San Diego Division from 1985 to 1987, and she has more than 25 years of experience in the real estate development and homebuilding industry. She received her bachelor’s degree in Arts Business Administration with a concentration in accounting from the University of California, Los Angeles and Cal State University, Fullerton and her Masters of Science in Business Administration from the University of California, Irvine.

W. Thomas Hickcox, Senior Vice President and Arizona Division President, has held this title and served in this capacity since joining the Company in May 2000. Mr. Hickcox was previously President of Continental Homes in Phoenix, Arizona, with 16 years of service at that company. Mr. Hickcox has more than 25 years of experience in the real estate development and homebuilding industry. He received his bachelor’s degree in finance from Indiana University.

Brian W. Doyle, Senior Vice President and California Region President, joined the Company in 1999 when it acquired substantially all of the assets of the former William Lyon Homes, where Mr. Doyle had served as Director of Sales and Marketing for the Southern California Division since November 1997. In January 2006, Mr. Doyle became Vice President and Division Manager for the San Diego Division. In January 2008, Mr. Doyle became Division President for the San Diego/Inland Division. In February 2009, Mr. Doyle became the Southern California Division President and in 2010, was promoted to California Region President. Mr. Doyle has more than 23 years of experience in the real estate development and homebuilding industry.

J. Eric Eckberg, Senior Vice President and Colorado Division President, has held this position since the acquisition of Village Homes in December 2012, where he served as President of Village Homes. Mr. Eckberg has over 25 years of senior level experience in community development and homebuilding in Colorado. He serves on the Executive Committee for HomeAid Colorado as Past President and is a board member for the Homebuilders Association of Metropolitan Denver. Mr. Eckberg received a BBSA in Real Estate and Construction Management from the University of Denver.

Maureen L. Singer, Vice President of Human Resources, joined the Company in 2003 as Director of Human Resources, and was promoted to Vice President in 2007. Ms. Singer is responsible for all aspects of human resources including employee relations, compensation, benefits, compliance and staffing. Prior to joining the Company, she worked for Automatic Data Processing for over 16 years. Ms. Singer has more than 20 years of experience and holds a B.A. in Business Administration from California State University, Fullerton.

Douglas K. Ammerman was appointed to the board of directors on February 27, 2007. Mr. Ammerman’s business career includes almost three decades of service with KPMG, independent public accountants, until his retirement in 2002. He was the Managing Partner of the Orange County office and was a National Partner in Charge—Tax. He is a certified public accountant (inactive). Since 2005, Mr. Ammerman has served as a member of the Board of Directors of Fidelity National Financial (a company listed on The New York Stock Exchange), where he also serves as Chairman of the Audit Committee. He also is a member of the Board of Directors of El Pollo Loco, where he also serves as Chairman of the Audit Committee. From 2005 through March of this year, Mr. Ammerman served as a member of the Board of Directors of Quiksilver (a company listed on The New York Stock Exchange), where he served as Chairman of the Audit Committee and a member of both the Compensation and Nominating and Corporate Governance committees. Mr. Ammerman has served as a director of The Pacific

Club for twelve years and is a past president. He also has served as a director of the UCI Foundation for fourteen years. Mr. Ammerman is a member of the Audit Committee of Stantec. Mr. Ammerman holds a B.A. in Accounting from California State University, Fullerton, and a master’s degree in Business Taxation from University of Southern California. Mr. Ammerman recently received the Distinguished Alumni Award from the University of Southern California (2010) and the Director of the Year Award from the Forum for Corporate Directors (2011).

With nearly three decades of accounting experience, as well as significant executive and board experience, Mr. Ammerman provides our board of directors with operational, financial and strategic planning insights. Mr. Ammerman developed his finance and accounting expertise while holding positions such as Managing Partner and National Partner at KPMG. With this experience, Mr. Ammerman possesses the financial acumen requisite to serve as our Audit Committee Financial Expert and provides the board with valuable insight into finance and accounting related matters.

Michael Barr was appointed to the board of directors on November 7, 2012 to fill a new Board seat created in connection with the investment of affiliates of Paulson in the Company. Mr. Barr currently serves as Portfolio Manager for the Paulson Real Estate Funds where he is responsible for all aspects of the real estate private equity business. He is also a partner in Paulson, which he joined in 2008.

From 2001 through 2008, Mr. Barr worked within the Lehman Brothers Real Estate Private Equity Group, serving most recently as a Managing Director of the firm and a principal of Lehman Brothers Real Estate Partners. In this capacity, he was responsible for identifying, evaluating and executing transactions throughout the United States and across all asset classes. While at Lehman Brothers, Mr. Barr led the acquisition of over $8 billion in assets. Prior to joining Lehman Brothers, Mr. Barr served as a principal and a member of the Investment Committee of Westbrook Partners, a real estate merchant banking firm founded by Tiger Management Corporation. During his tenure at Westbrook, which spanned three real estate investment funds, Mr. Barr originated and executed a wide range of real estate transactions. He began his career in the Real Estate Investment Banking group at Merrill Lynch & Co., where he participated in numerous financing and advisory assignments for both public and private real estate companies. Mr. Barr holds a B.B.A. from the University of Wisconsin. He currently serves on the board of Extended Stay Hotels and previously was a board member of Gables Residential Trust and Tishman Hotel & Realty.

With his extensive experience managing a wide variety of real estate transactions, Mr. Barr brings to our board of directors a deep understanding of and valuable expertise in real estate investment and finance.

Gary H. Hunt joined the board of directors on October 17, 2005 with over 30 years of experience in real estate. He spent 25 years with The Irvine Company, one of the nation’s largest master planning and land development organizations, serving 10 years as its Executive Vice President and member of its Board of Directors and Executive Committee. Mr. Hunt led the company’s major entitlement, regional infrastructure, planning, legal and strategic government relations, as well as media and community relations activities.

As a founding Partner in 2001 and now the Vice Chairman of California Strategies, LLC, Mr. Hunt serves as a Senior Advisor to the largest master-planned community and real estate developers in the Western United States, including Tejon Ranch, DMB Pacific Ventures, Five Point Communities, Lennar, Kennecott Land Company, Lewis Group of Companies, Newhall Land, Strategic Hotels and Resorts REIT, Inland American Trust REIT, to name a few. Mr. Hunt also works or has worked with major national financial institutions, including Morgan Stanley, Alvarez & Marsal Capital Group, LLC, and regional banks, to manage projects through the current real estate macro-economic restructuring and re-entitlement period.

Mr. Hunt currently serves on the boards of Glenair Corporation, University of California, Irvine Foundation and is Vice Chairman of CT Realty. He formerly was a member and lead independent director of Grubb & Ellis Corporation and for sixteen months served as interim President and CEO.

Matthew R. Niemann was appointed to the board of directors on February 25, 2012. Mr. Niemann is a Managing Director and Head of Houlihan Lokey Capital’s Real Estate Investment Banking Group. He is a senior member of Houlihan’s Financial Restructuring business, and first joined the firm in 1999. Before rejoining Houlihan in 2008, Mr. Niemann spent three years with Cerberus Capital and served as senior managing director and chief strategic officer of GMAC ResCap (a Cerberus portfolio company) in charge of strategy for its $5.0 billion portfolio of builder and developer real estate investments. Mr. Niemann has been involved as a principal or advisor in a wide range of M&A, financing, restructuring and real estate transactions throughout his career, and is a frequent speaker and regularly testifies as an expert in these areas. Earlier in his career, Mr. Niemann was with KPMG and PricewaterhouseCoopers and practiced law for several years in the Corporate, Banking & Real Estate practice of Bryan Cave in St. Louis. Mr. Niemann holds a law and finance degree from St. Louis University, where he served on the Law Review. He was a guest lecturer at the Kellogg Graduate School of Management at Northwestern University in Chicago; a member of the Ph.D. Dissertation Committee at Webster University; and has also served on the Board of Directors and Executive Committee (Treasurer) of the Ronald McDonald Houses of Greater St. Louis.

With extensive experience as an attorney, financial advisor and investment principal, Mr. Niemann brings to the board of directors demonstrated leadership skills and expertise in capital markets, real estate investment and finance.

Nathaniel Redleaf was appointed to the board of directors on February 25, 2012. Since 2006, he has served as an analyst at Luxor Capital Group, LP, which serves as the investment manager to a number of private investment funds. In his role at the firm, Mr. Redleaf focuses primarily on the homebuilding, commercial real estate, finance and gaming sectors. Mr. Redleaf currently serves as a member of the board of directors of Innovate Managed Holdings LLC and Eastland Tire Australia Pty. He holds a degree in Political Economy of Industrial Societies from UC Berkeley.

With his investment practice focusing primarily on the homebuilding and other-related sectors, Mr. Redleaf brings to our board of directors valuable experience in real estate investment and finance.

Lynn Carlson Schell was appointed to the board of directors on February 25, 2012. Ms. Carlson Schell currently serves as the Managing Principal and Chief Executive Officer of Shelter Corporation and The Waters Senior Living, directing the firm’s strategic planning and long-term growth. Since founding Shelter Corporation in 1993, Ms. Carlson Schell has developed or acquired multi-family and senior housing consisting of over 15,000 units and comprising $800 million of real estate. Ms. Carlson Schell’s core accomplishments include her leadership role in driving Shelter Corporation’s development of affordable housing and spearheading its successful diversification into senior living communities with the 1998 formation of The Waters Senior Living. In 2009, Ms. Carlson Schell was honored as an Industry Leader by the Minneapolis/St. Paul Business Journal. Prior to founding Shelter Corporation, Ms. Carlson Schell spent nine years working as an associate and senior developer with Can-American Corporation. She was responsible for residential, condominium and apartment developments in the Midwest and Florida. Ms. Carlson Schell currently serves as the chair of the board of directors at the Friends of the Hennepin County Library Foundation and previously served as the Treasurer of the Twin Cities Chapter of the Young Presidents’ Organization. She also serves on the board of directors of the Walker Art Center.

With over thirty years of real estate and executive experience, as well as significant board experience, Ms. Carlson Schell provides our board of directors with operational, financial and strategic planning insights.

On December 19, 2011, the Company and its subsidiaries filed voluntary petitions with the U.S. Bankruptcy Court for the District of Delaware to seek approval of the Plan. At that time, the officers listed above, with the exception of Mr. Eckberg, served as executive officers of the Company in their respective capacities. After emerging from bankruptcy on February 25, 2012, such officers continued to serve as executive officers of the Company.

Board of Directors

Our board of directors consists of eight directors, seven of whom were appointed pursuant to the Plan. The current directors will hold office until the annual meeting of stockholders to be held in 2014 and until his or her successor is duly elected and qualified, or until his or her earlier resignation or removal. Other than as provided for in the Plan, the Paulson Subscription Agreement or the stockholder agreements described below, we are not aware of any understandings between the directors or any other persons pursuant to which such individuals were elected as directors or are to be selected as a director or nominee in the future; however, pursuant to the Certificate of Incorporation, which will become effective at consummation of this offering, and as described below, certain classes of stockholders have the right to elect certain of our directors.

Pursuant to the Certificate of Incorporation and our bylaws, after the consummation of this offering, the total number of directors constituting our board of directors will be fixed exclusively by the board of directors. Until the date all shares of our Class B Common Stock are converted to Class A Common Stock or otherwise cease to be outstanding, or the Full Conversion Date, all directors will be elected, appointed and removed by all common stockholders voting as a single class, with each share of Class A Common Stock having one vote and each share of Class B Common Stock having five votes. Until the Coversion Date, each of the members of our board of directors will be elected at an annual meeting of the stockholders and hold office until the next annual meeting of the stockholders. Further, Luxor, Paulson and the entity affiliated with William H. Lyon, which collectively control approximately 78.9% of the total voting power of the Company’s outstanding capital stock, assuming exercise in full of the outstanding warrant to purchase additional shares of Class B Common Stock, have entered into stockholder agreements effective upon consummation of this offering with respect to the election of up to six seats on our board of directors, whereby each such stockholder has agreed to vote in favor of the director nominees supported by each of the other stockholders. The Company is not party to such agreements. See “Risk Factors—Concentration of ownership of the voting power of our capital stock may prevent other stockholders from influencing corporate decisions and create perceived conflicts of interest.”

The Certificate of Incorporation provides further that on the Full Conversion Date, our board of directors will be divided into three classes to be comprised of the directors in office, as determined by the directors in office, with each class serving for a staggered three-year term. From the Full Conversion Date, Class I directors will serve an initial one-year term expiring at the first annual meeting of stockholders following the Full Conversion Date. Class II directors will serve an initial two-year term expiring at the second annual meeting of stockholders following the Full Conversion Date. Class III directors will serve an initial three-year term expiring at the third annual meeting of stockholders following the Full Conversion Date. Upon the expiration of the initial term of each class of directors, the directors in that class will be eligible to be elected for a new three-year term. Our directors will hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal. Executive officers are appointed by and serve at the direction of our board of directors. After our board of directors is classified as described in the foregoing, no director may be removed except for cause and only with the affirmative vote of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

Subject to the special rights of any series of preferred stock to elect directors, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director or by the stockholders entitled to vote at any annual or special meeting held in accordance with the Certificate of Incorporation, and the directors so chosen will hold office until the next annual or special meeting called for that purpose and until their successors are duly elected and qualified, or until their earlier resignation or removal.

The board of directors seeks to ensure that the board of directors is composed of members whose particular experience, qualifications, attributes and skills, when taken together, will allow the board of directors to satisfy its oversight responsibilities effectively. New directors are approved by the board of directors after recommendation by the Nominating and Corporate Governance Committee. In the case of a vacancy on the board of directors, the board of directors approves a Director to fill the vacancy following the recommendation of a candidate by the Chairman of the Board. In identifying candidates for director, the Nominating and Corporate Governance Committee and the board of directors take into account (1) the comments and recommendations of board members regarding the qualifications and effectiveness of the existing board of directors, or additional qualifications that may be required when selecting new board members, that may be made in connection with annual assessments prepared by each director of the effectiveness of the board of directors and of each committee of the board of directors on which he or she serves, (2) the requisite expertise and sufficiently diverse backgrounds of the board of directors’ overall membership composition, (3) the independence of outside directors and other possible conflicts of interest of existing and potential members of the board of directors and (4) all other factors it considers appropriate.

When considering whether directors and nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the board of directors to satisfy its oversight responsibilities effectively in light of the Company’s business and structure, the Nominating and Corporate Governance Committee and the board of directors focused primarily on the information discussed in each of the directors’ individual biographies set forth above. Although diversity may be a consideration in the selection of directors, the Company and the board of directors do not have a formal policy with regard to the consideration of diversity in identifying director nominees.

Director Independence

Under the listing requirements and rules of The New York Stock Exchange, or the NYSE, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, NYSE rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. Under NYSE rules, a director will only qualify as an “independent director” if such person is not an executive officer or employee of the listed company and, in the opinion of that company’s board of directors, that person does not otherwise have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each of our directors concerning his background, employment and affiliations, including family relationships, our board of directors has determined that, except for General Lyon and William H. Lyon, none of our directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the NYSE. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Meetings

Our board of directors held 16 meetings during fiscal year 2012. During fiscal year 2012, all incumbent directors attended at least 75% of the combined total of (i) all board of directors meetings and (ii) all meetings of committees of the board of directors of which the incumbent director was a member. Matthew R. Niemann, Nathaniel Redleaf and Lynn Carlson Schell were appointed to our board on February 25, 2012 and Michael Barr was appointed on November 7, 2012. Each of Messrs. Niemann, Redleaf and Barr and Ms. Carlson Schell attended at least 75% of the combined total of board meetings and committee meetings of which they were a member. The board has a policy that all directors attend the annual meeting of stockholders, absent unusual circumstances. The Company did not hold an annual meeting of its stockholders in 2012.

Committees of the Board of Directors

We currently have four standing committees: an audit committee, a compensation committee, a nominating and corporate governance committee and a corporate finance committee. The charters of all four of our standing board committees are available on our website, www.lyonhomes.com, under the Company—Governance section. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Audit Committee

The Company has a standing Audit Committee, which is chaired by Douglas Ammerman and consists of Messrs. Ammerman, Hunt and Niemann and Ms. Schell. The board of directors has determined that each of these directors is independent as defined by the applicable rules of the NYSE and the SEC, and that each member of the Audit Committee meets the financial literacy and experience requirements of the applicable SEC and NYSE rules. In addition, the board of directors has determined that Mr. Ammerman is an “audit committee financial expert” as defined by the SEC. The Audit Committee met seven times in 2012.

Our Audit Committee charter requires that the Audit Committee oversee our corporate accounting and financial reporting processes. The primary responsibilities and functions of our Audit Committee are, among other things, as follows:

•

approve in advance all auditing services, including the provision of comfort letters in connection with securities offerings and various non-audit services permitted by applicable law to be provided to the Company by its independent auditors;

•	evaluate our independent auditor’s qualifications, independence and performance;

•	determine and approve the engagement and compensation of our independent auditor;

•	meet with our independent auditor to review and approve the plan and scope for each audit and review and recommend action with respect to the results of such audit;

•

annually evaluate our independent auditor’s internal quality-control procedures and all relationships between the independent auditor and the Company which may impact their objectivity and independence;

•	monitor the rotation of partners and managers of the independent auditor as required;

•	review our consolidated financial statements;

•	review our critical accounting policies and estimates, including any significant changes in the Company’s selection or application of accounting principles;

•

review analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements;

•	resolve any disagreements between management and the independent auditor regarding financial reporting;

•	review and discuss with the Company’s independent auditor and management the Company’s audited financial statements, including related disclosures;

•	discuss with our management and our independent auditor the results of our annual audit and the review of our audited financial statements;

•	meet periodically with our management and internal audit team to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•

establish procedures for the receipt, retention and treatment of complaints regarding internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•	retain, in its sole discretion, its own separate advisors.

Compensation Committee

The Company has a standing Compensation Committee, which is chaired by Matthew R. Niemann and consists of Messrs. Hunt, Ammerman, Barr, and Niemann and Ms. Schell. Our board of directors has determined that each of these directors is independent under NYSE rules and qualifies as a non-employee director for purposes of Rule 16b-3 under the Exchange Act. The Compensation Committee met five times in 2012.

Pursuant to its charter, the primary responsibilities and functions of our Compensation Committee are, among other things, as follows:

•	evaluate the performance of executive officers in light of certain corporate goals and objectives and determine and approve their compensation packages;

•	recommend to the board of directors new compensation programs or arrangements if deemed appropriate;

•	recommend to the board of directors compensation programs for directors based on the practices of similarly situated companies;

•	counsel management with respect to personnel compensation policies and programs;

•	review and approve all equity compensation plans of the Company;

•	oversee the Company’s assessment of any risks arising from its compensation programs and policies likely to have a material adverse effect on the Company;

•	prepare an annual report on executive compensation for inclusion in our proxy statement; and

•	retain, in its sole discretion, its own separate advisors.

Nominating and Corporate Governance Committee

The Company has a standing Nominating and Corporate Governance Committee, which is chaired by Gary H. Hunt and consists of Messrs. Hunt, Ammerman, Barr, Niemann and Redleaf and Ms. Schell. Our board of directors has determined that each of these directors is independent under NYSE rules. The Nominating and Corporate Governance Committee did not meet in 2012.

Pursuant to its charter, the primary responsibilities and functions of our Nominating and Corporate Governance Committee are, among other things, as follows:

•	establish standards for service on our board of directors and nominating guidelines and principles;

•	identify, screen and review qualified individuals to be nominated for election to our board of directors and to fill vacancies or newly created board positions;

•	assist the board of directors in making determinations regarding director independence as well as the financial literacy and expertise of Audit Committee members and nominees;

•	establish criteria for committee membership and recommend directors to serve on each committee;

•	consider and make recommendations to our board of directors regarding its size and composition, committee composition and structure and procedures affecting directors;

•	conduct an annual evaluation and review of the performance of existing directors;

•	review and monitor compliance with, and the effectiveness of, the Company’s Corporate Governance Guidelines and its Code of Business Conduct and Ethics;

•

monitor our corporate governance principles and practices and make recommendations to our board of directors regarding governance matters, including the Certificate of Incorporation, our bylaws and charters of our committees; and

•	retain, in its sole discretion, its own separate advisors.

Corporate Finance Committee

The Company recently formed a Corporate Finance Committee, which is co-chaired by Mr. Niemann and Ms. Schell, and consists of Messrs. Ammerman and Niemann, and Ms. Schell, in order to consider and make recommendations to the board of directors regarding issues impacting the financial structure and strategic direction of the Company, including, but not limited to, stock and debt issuance and repurchase policies, stock splits and other proposed changes to the Company’s capital structure, mergers, acquisitions and divestiture activities, and strategic partnerships and investments. The charter of the Corporate Finance Committee provides that each member of the Corporate Finance Committee must be a non-employee director and must be independent, as defined under applicable law and stock exchange rules.

Pursuant to its charter, the primary responsibilities of our Corporate Finance Committee are, among other things, as follows:

•	serve as the designated subcommittee of the board of directors for the pricing of debt and equity offerings, including this offering, as directed by the board of directors;

•

review and make recommendations to the board of directors regarding changes in the Company’s capital structure, including, but not limited to (i) programs to issue or repurchase the Company’s stock, (ii) issues relating to the redemption and/or issuance of any preferred stock of the Company and (iii) stock splits;

•	review and make recommendations to the board of directors regarding significant stockholder transfers for which the approval of the board of directors is requested or required;

•	review and make recommendations on financing for mergers, acquisitions and other major financial transactions requiring the approval of the board of directors; and

•

evaluate any bona fide proposal from a party (other than the Company) that could reasonably be expected to result in a major acquisition, disposition, divestiture, sale, merger or similar major transaction of the Company for recommendation to the full board of directors.

Other Committees

Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Board Leadership Structure

Our current leadership structure permits the roles of Chairman of the Board and Chief Executive Officer to be filled by the same or different individuals. Effective as of March 6, 2013, William H. Lyon assumed the role of Chief Executive Officer, with General Lyon continuing as Chairman of the Board and Executive Chairman. Our board of directors has determined this structure to be in the best interests of the Company and its stockholders at this time due to General Lyon’s extensive history with the Company. Separating the Chairman of the Board and Chief Executive Officer roles further allows the Chief Executive Officer to focus his time and energy on operating and managing the Company and leveraging the experience and perspectives of the Chairman of the Board.

Furthermore, Mr. Hunt serves as our lead independent director, and has served in such role since May 2012. As the board’s lead independent director, Mr. Hunt holds a critical role in assuring effective corporate governance and in managing the affairs of our board of directors. Among other responsibilities, Mr. Hunt:

•	presides over executive sessions of the board of directors and over board meetings when the Chairman of the Board is not in attendance;

•

consults with the Chairman of the Board and other board members on corporate governance practices and policies, and assuming the primary leadership role in addressing issues of this nature if, under the circumstances, it is inappropriate for the Chairman of the Board to assume such leadership;

•	meets informally with other outside directors between board meetings to assure free and open communication within the group of outside directors;

•	assists the Chairman of the Board in preparing the board agenda so that the agenda includes items requested by non-management members of our board of directors;

•	administers the annual board evaluation and reporting the results to the Nominating and Corporate Governance Committee; and

•	assumes other responsibilities that the non-management directors might designate from time to time.

The Board periodically reviews the leadership structure and may make changes in the future.

Board Risk Oversight

The board of directors is actively involved in oversight of risks that could affect the Company. The board of directors satisfies this responsibility through full reports by each committee chair (principally, the Audit Committee chair) regarding such committee’s considerations and actions, as well as through regular reports directly from the officers responsible for oversight of particular risks within the Company.

The Audit Committee is primarily responsible for overseeing the risk management function at the Company on behalf of the board of directors. In carrying out its responsibilities, the Audit Committee works closely with management. The Audit Committee meets at least quarterly with members of management and, among things, receives an update on management’s assessment of risk exposures (including risks related to liquidity, credit and operations, among others). The Audit Committee chair provides periodic reports on risk management to the full board of directors.

In addition to the Audit Committee, the other committees of the board of directors consider the risks within their areas of responsibility. For example, the Compensation Committee considers the risks that may be implicated by the Company’s executive compensation programs. The Company does not believe that risks relating to its compensation policies and practices are reasonably likely to have a material adverse effect on the Company.

Code of Ethics and Business Conduct

The board of directors has adopted a Code of Business Conduct and Ethics, or the Code of Ethics, that is applicable to all directors, employees and officers of the Company. The Code of Ethics constitutes the Company’s “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act. The Company intends to disclose future amendments to certain provisions of the Code of Ethics, or waivers of such provisions applicable to the Company’s directors and executive officers, on the Company’s website at www.lyonhomes.com.

The Code of Ethics is available on the Company’s website at www.lyonhomes.com. In addition, printed copies of the Code of Ethics are available upon written request to Investor Relations, William Lyon Homes, 4695 MacArthur Court, 8th Floor, Newport Beach, California 92660.

Compensation Committee Interlocks and Insider Participation

The members of the Company’s Compensation Committee are Douglas K. Ammerman, Michael Barr, Gary H. Hunt, Matthew R. Niemann and Lynn Carlson Schell. None of the members of the Compensation Committee has ever been an officer or employee of the Company or any of its subsidiaries. None of the Company’s named executive officers has ever served as a director or member of the Compensation Committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served in either of those capacities for the Company.

Stockholder Communications with the Board of Directors

Stockholders may send communications to our board of directors by writing to the Company, c/o William Lyon Homes, 4695 MacArthur Court, 8th Floor, Newport Beach, California 92660, Attention: Board of Directors.

Director Compensation

Our non-employee directors receive an annual cash retainer of $50,000 per year, payable in equal quarterly installments in advance, as well as a $50,000 equity award retainer for 2012 ($75,000 for 2013), as described below. Mr. Hunt, as the lead independent director, receives an additional $50,000 annual cash retainer (payable quarterly) and $25,000 equity award retainer. Our non-employee directors also receive a $1,500 fee for each board meeting attended in person and $1,000 for each meeting attended via teleconference. In addition, the chairperson of the Audit Committee of the board of directors receives a fee of $20,000 per year, payable $5,000 per calendar quarter, to serve in such capacity, the chairperson of the Compensation Committee of the board of directors receives a fee of $15,000 per year, payable $3,750 per calendar quarter, to serve in such capacity, the chairperson of the Nominating and Corporate Governance Committee of the board of directors receives a fee of $10,000 per year, payable $2,500 per calendar quarter, to serve in such capacity, and other committee members receive a fee of $5,000 per year, payable $1,250 per calendar quarter, per committee for service on committees of the board of directors. Members of the Corporate Finance Committee receive a fee of $25,000 for membership on the committee, payable in restricted stock.

With respect to non-employee directors’ compensation, on October 1, 2012, the Company granted 57,000 shares of restricted stock to each of its non-employee directors, which were fully vested on the date of grant and subject to certain restrictions. On the same date, the Company granted Mr. Hunt, the lead independent director, an additional grant of 28,500 shares of restricted stock, which were also fully vested on the date of grant. On December 5, 2012, the Company cancelled Mr. Redleaf’s grant of 57,000 shares of restricted stock and in lieu thereof granted him a cash award with the equivalent value of $59,850 in respect of Mr. Redleaf’s services as a non-employee director. In consideration for their efforts and service through the restructuring, Messrs. Hunt and Ammerman also received a one-time cash bonus of $50,000 each in 2012.

For 2013, the board of directors permitted each non-employee director, other than Messrs. Barr and Redleaf, to elect to receive his or her annual cash retainer in the form of restricted stock pursuant to each director’s election. Messrs. Hunt, Ammerman and Niemann and Ms. Carlson Schell each elected to receive their entire annual retainer, including the cash portion, in restricted shares of our Class D Common Stock. Messrs. Barr and Redleaf will receive their 2013 annual retainer in cash. On March 1, 2013, the Company granted 73,529 restricted shares of our Class D Common Stock to each of Messrs. Hunt, Ammerman and Niemann and Ms. Carlson Schell, which represents for each director a $75,000 value with respect to the equity award retainer and $50,000 value for the annual cash retainer. On the same date, the Company granted Mr. Hunt, the lead independent director, an additional 44,118 shares, which represents the value of his additional $50,000 cash retainer and $25,000 in equity compensation as lead independent director. Each of the restricted stock awards granted to the non-employee directors will be earned on a quarterly basis and vest in full on March 1, 2014.

Each member of the Corporate Finance Committee was granted a restricted stock award on April 4, 2013, with a $25,000 value, which will be earned on a quarterly basis and vest in full on March 1, 2014.

The following table sets forth information concerning the compensation of the directors during the fiscal year ended December 31, 2012.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(1)	Total ($)
Douglas K. Ammerman	165,500	59,850	—	—	—	50,000	275,350
Michael Barr(2)	—	—	—	—	—	—	—
Harold H. Greene(3)	18,500	—	—	—	—	—	18,500
Gary H. Hunt	199,250	89,775	—	—	—	50,000	339,025
Alex Meruelo(3)	17,875	—	—	—	—	—	17,875
Matthew R. Niemann(3)	96,125	59,850	—	—	—	—	155,975
Nathaniel Redleaf(3)(4)	134,350	—	—	—	—	—	134,350
Lynn Carlson Schell(3)	85,750	59,850	—	—	—	—	145,600

(1)	Includes one-time cash bonus of $50,000 paid to Messrs. Ammerman and Hunt for their efforts and service through the restructuring.
(2)	Mr. Barr was appointed to the Company’s board of directors on November 7, 2012 and waived director compensation for the 2012 calendar year. For 2013, Mr. Barr’s fees will be paid to a fund affiliated with Paulson.
(3)	On February 25, 2012, in connection with the confirmation of the Plan, Messrs. Greene and Meruelo resigned from the Company’s board of directors and Messrs. Niemann and Redleaf and Ms. Carlson Schell were appointed to the Company’s board of directors.
(4)	Mr. Redleaf’s fees are paid to an affiliate of Luxor.

Under the Company’s Non-Qualified Retirement Plan for Outside Directors (the Non-Qualified Retirement Plan), each non-employee director is eligible to receive $2,000 per month beginning on the first day of the month following death, disability or retirement at age 72; or, in the case of a non-employee director who ceases participation in the plan prior to death, disability or retirement at age 72 but has completed at least ten years of service as a director, eligibility for benefit payments pursuant to the plan begins on the first day of the month following the latter of (a) the day on which such person attains the age of 65, or (b) the day on which such person’s service terminates after completing at least ten years of service as a director. The monthly payments will continue for a number of months equal to the number of months the non-employee director served as a director and are payable to the director’s beneficiary in the event of the director’s death. If a retired non-employee director receiving payments under the plan resumes his status as a director or becomes an employee, the payments under the plan are suspended during the period of such service. The Non-Qualified Retirement Plan was terminated in May 2012 as to future deferrals. Each non-employee director eligible to receive benefits under the plan when terminated was “grandfathered” into the plan and such directors will continue to accrue and receive benefits in accordance with the provisions of the plan in effect at the time of its termination. Among our outside directors listed in the table above, only Mr. Greene, our former director, is eligible to receive distributions under the Non-Qualified Retirement Plan.

On February 27, 2013, the board of directors adopted stock ownership requirements for our non-employee directors, requiring such directors to hold stock with a value equal to two times the director’s annual retainer value (both cash and equity award retainers).

EXECUTIVE COMPENSATION

Executive Summary

Key Compensation Decisions and Actions in 2012

•	The Compensation Committee retained an independent compensation consultant to advise the Compensation Committee on executive compensation matters.

•	Base salaries remained the same for named executive officers in 2012.

•	The Company adopted an equity incentive plan and introduced long-term equity compensation as an element of its pay practices.

•	The Company entered into new employment agreements to retain key talent among its named executive officer group.

Key Compensation Highlights for 2013

•	The Company adopted a 2013 annual incentive cash bonus program for its named executive officers.

•	The Company adopted a 2013 long-term equity incentive program consisting of performance-based restricted stock grants to its named executive officers.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis section discusses the material elements of the compensation programs and policies in place for the Company’s named executive officers, or NEOs, during 2012. For the fiscal year ended December 31, 2012, the Company had five NEOs(1), as follows:

•	General William Lyon, Chairman of the Board and Executive Chairman;

•	William H. Lyon, Director and Chief Executive Officer;

•	Matthew R. Zaist, President and Chief Operating Officer;

•	Colin T. Severn, Vice President, Chief Financial Officer and Corporate Secretary; and

•	Brian W. Doyle, Senior Vice President and California Region President.

Compensation Philosophy and Objectives

The goals of the Company’s compensation program are to provide significant rewards for successful performance and to encourage retention of top executives who may have attractive opportunities at other companies, given the highly competitive homebuilding industry. At the same time, the Company tries to keep its selling, general and administrative, or SG&A, costs at competitive levels when compared with other major homebuilders.

Role of the Compensation Committee and Compensation Consultants

The Company’s executive compensation decisions are made by the Compensation Committee, which is composed entirely of independent non-employee members of the Company’s board of directors. The Compensation Committee receives recommendations from the Company’s senior executive management team regarding the compensation of the Company’s executives. The Compensation Committee also consults with

(1)

The NEO titles listed are current titles effective as of March 6, 2013. As of December 31, 2012, General William Lyon served as Chairman of the Board and Chief Executive Officer, William H. Lyon served as Director, President and Chief Operating Officer, and Matthew R. Zaist served as Executive Vice President.

outside independent compensation consultants as it deems appropriate. In March 2012, the Compensation Committee retained Christenson Advisors as its independent compensation consultant to advise the Compensation Committee with respect to various elements of our executive compensation pay structure for 2012 and going forward. In 2012 and early 2013, Mr. William H. Lyon and Mr. Zaist were involved in the compensation process by making recommendations to the Compensation Committee regarding compensation for the NEOs and other senior executives and by working with Christenson Advisors to give them the information necessary to enable them to complete their reports.

In general, the Compensation Committee strives to achieve an appropriate mix between equity incentive awards and cash payments in order to meet its compensation objectives. The objective of the Company’s non-cash and long-term incentive-based programs is to align the compensation of the NEOs with the interests of the Company’s stockholders. However, the Compensation Committee does not have rigid apportionment goals or policies for allocating compensation between long-term and short-term compensation or cash and non-cash compensation. The Company’s mix of compensation elements is designed to reward recent results and motivate long-term performance through a combination of cash and equity incentive awards. The differences in NEO compensation levels reflect to a significant degree the varying roles and responsibilities of each NEO.

During 2012 and with respect to certain compensation decisions made in early 2013, the Compensation Committee reviewed the Company’s compensation programs and practices in light of certain comparative data on long-term equity compensation, base salaries and bonuses compiled by its independent compensation consultant, Christenson Advisors, at the request of the Compensation Committee. Given the anticipation that the Company would become publicly traded, Christenson Advisors compiled information on the compensation practices of a public homebuilder peer group that generally included the following companies: Beazer Homes, DR Horton, Hovnanian Enterprises, KB Home, Lennar, MDC Holdings, Meritage Homes, Pulte Group, Ryland Group, Standard Pacific and Toll Brothers. In selecting the homebuilders most comparable to the Company to be included in the peer group, Christenson Advisors focused on companies’ size, location and development projects, as well as the background and experience of management. Christenson also provided the Compensation Committee with select compensation data for a number of private homebuilder companies, based on Christenson’s survey of such companies.

In setting the compensation levels of the Company’s executive officers for 2012, the Compensation Committee reviewed the peer group data compiled by Christenson Advisors and relied on Christenson Advisors’ peer group analyses of public and private homebuilders, utilizing this data to justify the Compensation Committee’s decisions regarding compensation levels for the Company’s executive officers for 2012. In arriving at its decisions, the Compensation Committee generally benchmarked its decisions against the bottom quartile of the public homebuilder peer group companies and the top quartile of the private homebuilder data in the analyses provided by Christenson Advisors. Benchmarking against peer group companies was one aspect of the process used to establish fiscal year 2012 compensation, as the Compensation Committee also relied on its experience and judgment as well as the Company’s recent performance and restructuring and the current economic environment to set overall compensation levels. The Compensation Committee also based its determinations for 2012 compensation levels on each individual NEO’s leadership qualities, operational performance, business responsibilities, career with our company, current compensation arrangements and long-term potential to enhance stockholder value. The Compensation Committee has been advised by Christenson Advisors that 2012 overall compensation for our NEOs fell within the targeted benchmark of the bottom quartile of the public homebuilder peer group companies and the top quartile of the private homebuilders surveyed by Christenson, adequately reflecting the Company’s relative market position and growth as it emerged from restructuring.

Elements of Compensation

Base Salary

The Company’s Compensation Committee generally reviews the base salary of the Company’s NEOs annually. Salary is the principal component of the compensation of General Lyon and Mr. Lyon, who together hold a significant equity stake in the Company and as a result have incentives generally aligned with the Company’s other stockholders. With respect to Messrs. Severn, Zaist and Doyle, the Company does not regard salary as the principal component of compensation, and also uses short-term annual bonuses and long-term equity incentives to reward performance and loyalty while keeping SG&A costs competitive. In 2012, the Compensation Committee balanced the goals of maintaining competitive salaries while also being mindful of the Company’s financial position, determining that each NEO’s base salary as of the end of 2011 would continue unchanged throughout 2012. Effective March 11, 2013, the base salaries of Messrs. William H. Lyon, Severn, Zaist and Doyle were increased as reflected below, based in part on the Compensation Committee’s desire to benchmark against the bottom quartile of the public homebuilder peer group companies and the top quartile of the private homebuilder data in the analyses provided by Christenson Advisors in early 2013, as well as the Compensation Committee’s determination that such increases were warranted based on the Company’s and the executives’ performances during 2012. The table below shows each NEO’s annual base salary for each of the 2012 and 2013 fiscal years.

Name	FY 2012 Base Salary ($)	FY 2013 Base Salary ($)
General William Lyon	1,000,000	1,000,000
Colin T. Severn	200,000	250,000
William H. Lyon	500,000	600,000
Matthew R. Zaist	350,000	500,000
Brian W. Doyle	275,000	300,000

2012 Annual Bonuses

The Compensation Committee, in its sole discretion, determined awards of annual bonuses for fiscal year 2012 based on Christenson Advisors’ peer group analyses, described above, as well as a number of subjective Company and individual performance factors, including but not limited to, the Company’s profitability and growth emerging from Chapter 11 restructuring and each NEO’s contribution to the Company and leadership and initiative in helping the Company emerge from the restructuring. Because 2012 served as a transitional year for the Company as it emerged from restructuring, the Compensation Committee determined it would be more appropriate to award 2012 annual bonuses on a number of subjective factors, rather than objective performance criteria. No one subjective factor was determinative or given any specific weight in the Compensation Committee’s decisions, with respect to each NEO’s 2012 annual bonus award.

An NEO’s right to receive a bonus is conditioned on his being actively employed by the Company on the date of payment, except in the case of a termination of employment without cause or for good reason. Bonuses for a particular year will be paid out over two years, with 75% paid following the determination of the bonus, and 25% paid one year later, conditioned on continued employment to the date of payment, except in the case of a termination of employment without cause or for good reason. These provisions help ensure the loyalty and continued service of the Company’s NEOs.

In 2012, each NEO was eligible to receive a bonus pursuant to his individual employment agreement, in an amount to be determined at the discretion of the Compensation Committee. The Compensation Committee determined to award 2012 annual bonuses at target level for each eligible NEO, as set forth in his employment agreement, as shown in the table below based on the Company’s overall performance in 2012 as well as each NEO’s individual performance and contributions.

NAME	2012 BONUS ($)
General William Lyon	500,000
Colin T. Severn	120,000
William H. Lyon	250,000
Matthew R. Zaist	437,500
Brian W. Doyle	206,250

2013 Annual Bonuses

For fiscal year 2013, General William Lyon will be eligible to earn a cash bonus of up to 100% of his base salary, with a target cash bonus of not less than 50% of his base salary, to be determined based upon the recommendation of the Compensation Committee, in its discretion.

Pursuant to the annual incentive cash bonus program for 2013 adopted by the board, certain of the NEOs will be eligible to earn a cash bonus up to 150% of his target bonus opportunity based on the Company’s achievement of a pre-established consolidated corporate EBITDA target (in the case of Messrs. William H. Lyon, Zaist and Severn) and a blend of consolidated corporate EBITDA and regional EBITDA (in the case of Mr. Doyle), with such adjustments as may be approved by the Compensation Committee, including positive and negative discretion, as applicable. The cash bonus opportunities for our NEOs are set forth below:

	Threshold	Target	Maximum
Percent of EBIDTA Target Achieved	75%	100%	125%
Bonus Payout (as a % of Target Bonus Opportunity)	50%	100%	150%

Achievement of performance criteria in between the threshold, target and maximum levels above will result in payouts calculated on a linear, 2:1 increase or decrease (e.g., if 87.5% of the target is achieved, the NEO’s payout will be 75% of his target bonus opportunity, or if 110% of the target is achieved, the NEO’s payout will be 120% of his target bonus opportunity). Target bonus opportunities are 100% of base salary for each of Messrs. William H. Lyon, Zaist and Doyle, and 70% of base salary for Mr. Severn.

Long-Term Equity-Based Compensation

Pursuant to the Plan, the Company was required to adopt the 2012 Plan (as defined below) and grant up to 8% of the capital stock of the Company in the form of equity awards to eligible participants. The Plan required that the Company issue up to 4% of the capital stock of the Company to certain key executives, with 50% of such equity awards to be in the form of Class D service-based restricted shares and 50% in the form of service-based stock options to acquire shares of Class D Common Stock, to be issued or awarded upon or as soon as practicable following the effective date of the Plan, which was February 25, 2012. The Compensation Committee, in consultation with Christenson Advisors, determined the number of shares to be reserved for issuance under the 2012 Plan as required in the Plan and also determined the allocation of the 4% of the Company’s capital stock among the NEOs including the number of restricted shares and stock options to be granted to each NEO, based on the officer’s position with the Company and the fair market value of our stock at the time of grant.

2012 Equity Award Grants

On October 1, 2012, the Company granted each of Messrs. Zaist, Severn and Doyle the following equity incentive awards under the 2012 Plan, pursuant to the Plan and in connection with the adoption of their new employment agreements, described in further detail below.

	Restricted Stock	5-Year Options	10-Year Options
Matthew R. Zaist	1,200,000	489,360	1,400,000
Colin Severn	200,000	73,360	234,000
Brian Doyle	550,000	201,740	642,000

The ten-year options have a term of ten years. The five-year options have a term of five years and are subject to mandatory exercise upon the earlier of an initial public offering of the Company or the expiration of the five-year term, provided, that if the initial public offering occurs prior to the applicable vesting date of the options, such options will be exercised upon the applicable vesting date. The five-year options and ten-year options will be treated as incentive stock options to the maximum extent permitted by law.

Each of the restricted stock and option awards vests as follows: 50% of the restricted shares and 50% of the options vested on the date of grant (October 1, 2012), with the remaining 50% of the shares and options vesting in three equal installments on each of December 31, 2012, 2013 and 2014, subject to the executive’s continued employment through the applicable vesting date and accelerated vesting as set forth in the applicable award agreement.

The awards were partially vested on the date of grant to be consistent with the requirements of the Plan, which required the issuance of the equity awards to certain of the Company’s key executives upon or as soon as practicable following the effective date of the Plan, as well as to compensate the loyalty and hard work of the NEOs and management through the Company’s restructuring. The Compensation Committee also provided for additional vesting dates through 2014 to retain and incentivize the key executives of the Company and tie their interests to the long-term interests and goals of the Company and its stockholders.

2013 Equity Award Grants

On February 27, 2013, the board of directors adopted the 2013 long-term equity incentive program, or the 2013 LTIP, consisting of grants of performance-based restricted shares of the Company’s Class D Common Stock. Under the 2013 LTIP, an aggregate of 1,345,586 shares of performance-based restricted stock were awarded to Messrs. William H. Lyon, Zaist, Severn and Doyle with a grant date of March 1, 2013, representing the maximum number of shares of performance-based restricted stock that may be earned under the 2013 LTIP, subject to forfeiture based on service and performance conditions. The number of shares reflected below represents the target number of shares that may be earned, or Target Shares, based on the Company’s achievement of a pre-established return on equity, or ROE, performance target as of the end of the 2013 fiscal year, with such adjustments as may be approved by the Compensation Committee. One-third of the earned shares will vest on each of the first, second and third anniversaries of the grant date, subject to each officer’s continued service through each such vesting date. The performance-based restricted stock opportunities for certain of our NEOs are set forth below:

	Threshold	Target	Maximum
Percent of ROE Target Achieved for 2014 Fiscal Year	75%	100%	125%
Target Shares Earned	50%	100%	150%

Achievement of the ROE target in between the threshold, target and maximum levels above will result in Target Shares earned calculated on a linear, 2:1 increase or decrease (e.g., if 87.5% of the target is achieved, the NEO’s payout will be 75% of his Target Shares, or if 110% of the target is achieved, the NEO’s payout will be 120% of his Target Shares).

Name	Target Shares of Performance-Based Restricted Stock
William H. Lyon	352,941
Matthew R. Zaist	294,117
Colin T. Severn	73,529
Brian W. Doyle	176,470

Automobile Allowance

Each NEO is entitled to an annual automobile allowance of $4,800 ($400 per month), payable in accordance with the Company’s regular payroll schedule. In addition, each of Messrs. Zaist, Severn and Doyle is entitled to Company-paid gasoline for use of his personal vehicle.

Retirement Savings

The Company has established a 401(k) retirement savings plan for its employees, including the NEOs, who satisfy certain eligibility requirements. Under the 401(k) plan, eligible employees may elect to contribute pre-tax amounts, up to a statutorily prescribed limit, to the 401(k) plan. For 2012, the prescribed annual limit was $17,000, plus up to an additional $5,500 “catch-up” contribution available for eligible participants over age 50. For 2013, the prescribed annual limit is $17,500, plus up to an additional $5,500 “catch-up” contribution available for eligible participants over age 50. The Company believes that providing a vehicle for tax-preferred retirement savings through the 401(k) plan adds to the overall desirability of its executive compensation package and further incents the Company’s employees, including the NEOs, in accordance with the Company’s compensation policies. For 2013, the Company has approved payment of matching contributions to each eligible participant’s plan account in an amount equal to 50% of each participant’s deferrals for 2013, up to a maximum of 3% of the participant’s eligible compensation during 2013.

Stock Ownership Requirements

On February 27, 2013, the Company’s board of directors adopted the stock ownership requirements set forth in the table below:

Position	Minimum Level of Stock Value Required to be Held
Chief Executive Officer and Chief Operating Officer	4x Base Salary
Other NEOs	2x Base Salary

Employment Agreements and Severance Benefits

General William Lyon and William H. Lyon

Effective February 25, 2012, the Company and California Lyon entered into employment agreements with General William Lyon and William H. Lyon, pursuant to which General Lyon will continue to serve as the Chairman of the Board of Directors and Chief Executive Officer of the Company and California Lyon, and William H. Lyon will continue to serve as President and Chief Operating Officer of the Company and California Lyon. On March 6, 2013, the Company’s board of directors established the new role of Executive Chairman for General Lyon. General Lyon will no longer serve as Chief Executive Officer of the Company but will continue to serve as Chairman of the Board. The Company’s board of directors appointed William H. Lyon to serve as Chief Executive Officer of the Company.

The term of each employment agreement expires on December 31, 2014, subject to earlier termination as provided in the employment agreement. Under the employment agreements, General Lyon and William H. Lyon are entitled to annual base salaries of $1 million and $500,000 per year, respectively. Effective as of March 11, 2013, the board of directors increased Mr. William H. Lyon’s annual base salary to $600,000 per year.

Under these employment agreements, each executive had the right to earn a bonus of up to 50% of base salary during the 2012 fiscal year, as determined by the Compensation Committee. After 2012, bonuses will be payable under the Company’s bonus program for senior executives, in the sole discretion of the Company’s Compensation Committee. The payment of a portion of the bonuses may be deferred as provided in the terms of the bonus program.

In the event of the termination of the executive’s employment by California Lyon without “cause” as defined in each employment agreement or the termination by the executive of his employment for “good reason” as defined in each employment agreement, the executive is entitled to receive (i) a payment equal to the greater of 18 months of salary or the amount of salary otherwise payable for the remainder of the scheduled term of employment; (ii) any deferred and unpaid bonuses; and (iii) the amount of bonus that the executive would have earned in the year of termination. In addition, the executive is entitled to receive reimbursement for certain health benefits coverage through the earlier of the end of the originally scheduled term of employment (but not less than 6 months after the date of termination) and the date when the executive becomes covered under another group health or disability plan.

Under the employment agreements, “good reason” will be deemed to have occurred, among other things, (i) if California Lyon breaches the employment agreement (including a material reduction in compensation, title, positions, responsibilities, authority or duties), (ii) if the Company or California Lyon ceases to acquire or develop land or materially changes its business, or invests or engages in new businesses that compete with Lyon Management Group, Inc. and/or Lyon Capital Ventures, LLC, (iii) upon the relocation (without the executive’s consent) of the executive’s or California Lyon’s principal place of business outside of Orange County, California; or (iv) upon the occurrence of a change of control, as defined in the employment agreement.

In the event of a termination of the executive’s employment due to death or disability, the executive (or his estate) will be entitled to receive (i) a payment equal to the amount of salary otherwise payable for the remainder of the scheduled term of employment; (ii) any deferred and unpaid bonuses; and (iii) continued health insurance coverage for a specified period of time following termination.

Matthew Zaist, Colin Severn and Brian Doyle

Effective July 1, 2011, California Lyon entered into executive employment agreements with Messrs. Zaist, Severn and Doyle, or the Old Employment Agreements. The Old Employment Agreements were replaced by executive employment agreements entered into effective as of September 1, 2012, between California Lyon and each of Messrs. Zaist, Severn and Doyle, or the New Employment Agreements. The Old Employment Agreements and the New Employment Agreements are collectively referred to as the “Employment Agreements.” Effective as of March 6, 2013, Mr. Zaist’s employment agreement was amended to reflect his change in position, salary increase and new annual cash bonus target of 100% of his annual base salary.

The term of Mr. Zaist’s New Employment Agreement will expire on August 31, 2015, subject to earlier termination as provided in the agreement. The term of each of Mr. Severn’s and Mr. Doyle’s New Employment Agreements will be for an initial period expiring March 31, 2013, with automatic one-year renewal periods annually thereafter unless either California Lyon or the executive provides the other with written notice of nonrenewal at least 60 days prior to the expiration of the term. Pursuant to the New Employment Agreements, Messrs. Zaist, Severn and Doyle will continue to serve as the (1) Executive Vice President, (2) Vice President, Chief Financial Officer and Corporate Secretary, and (3) Senior Vice President and California Region President, respectively, of the Company and California Lyon. Effective as of March 6, 2013, the Company’s board of directors appointed Mr. Zaist to serve as the Company’s President and Chief Operating Officer. The description below summarizes the Employment Agreements, noting where the New Employment Agreements differ materially from the Old Employment Agreements.

Under the Employment Agreements, Messrs. Zaist, Severn and Doyle are entitled to annual base salaries of $350,000, $200,000 and $275,000, respectively. Each executive’s annual base salary is subject to increase (but not decrease) from time to time, in the sole discretion of the Compensation Committee. Effective as of March 11, 2013, the board of directors increased the annual base salaries of Messrs. Zaist, Severn and Doyle to $500,000, $250,000 and $300,000, respectively.

Messrs. Zaist, Severn and Doyle each had the right to earn a cash bonus during the 2012 fiscal year with a target amount equal to 125%, 60% and 75% of base salary, respectively, payable in part in 2013 and 2014, as provided for in the employment agreements. Under his Old Employment Agreement, Mr. Zaist’s target bonus was equal to 70% of his base salary, but the Compensation Committee determined to increase his target bonus percentage to reflect his growing leadership role with the Company. After 2012, target bonus levels will be established by the Compensation Committee in its sole discretion. Effective as of March 6, 2013, Mr. Zaist’s New Employment Agreement was amended to provide that his target cash bonus for fiscal year 2013 and going forward will not be less than 100% of Mr. Zaist’s annual base salary.

In the event of a termination of the executive’s employment due to death or disability, by California Lyon for “cause” or by the executive without “good reason,” the executive (or his estate) will be entitled to receive no benefits other than accrued but unpaid base salary and vacation benefits through the date of termination.

Under the New Employment Agreements, in the event of the termination of the executive’s employment by California Lyon without “cause,” as defined in the employment agreements, or the termination by the executive of his employment for “good reason,” as defined below, the executive is entitled to receive (i) a payment equal to the product of (A) 1.5, in the case of Mr. Zaist, and 1.0, in the case of Messrs. Severn and Doyle, multiplied by (B) the sum of the executive’s annual salary plus target cash bonus at the time of his termination of employment; (ii) any deferred and unpaid bonuses; (iii) in the case of Mr. Zaist, accelerated vesting in full of all restricted stock awards and options granted under the 2012 Plan and, in the case of each of Messrs. Severn and Doyle, if such termination occurs on or within 12 months following a change in control as defined in the employment agreement (and the executive’s respective equity awards are not assumed by the successor corporation), accelerated vesting in full of all restricted stock awards and options granted under the 2012 Plan; (iv) reimbursement for certain health benefits coverage through the earlier of (A) the end of the six-month period (twelve-month period in the case of Mr. Zaist) beginning on the first day of the month following the month of the executive’s termination of employment and (B) the date when the executive becomes covered under another employer’s group health or disability plan; and (v) in the case of Mr. Zaist, a release of claims from California Lyon, the Company and their affiliates.

Each executive’s receipt of the foregoing severance benefits is conditioned on his execution of a general release in favor of California Lyon and his compliance with certain noncompetition and nonsolicitation obligations. The Employment Agreements also provide that the executives will be indemnified to the maximum extent permitted by applicable law.

Under the Employment Agreements, “good reason” generally includes (i) a material breach of the employment agreement by California Lyon (including a material reduction in authority, duties or base salary), (ii) a relocation of the executive’s or California Lyon’s principal place of business outside a specified area, or (iii) the occurrence of a “change in control”, as defined in the employment agreement. In addition, under Mr. Zaist’s New Employment Agreement, “good reason” also includes certain changes with respect to Mr. Zaist’s reporting relationship within the Company or in the senior management structure of the Company.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code

Generally, Section 162(m) of the Code disallows a tax deduction to any publicly held corporation for any individual remuneration in excess of $1.0 million paid in any taxable year to its chief executive officer and each of its other NEOs, other than its chief financial officer. However, remuneration in excess of $1.0 million may be deducted if, among other things, it qualifies as “performance-based compensation” within the meaning of the Code. Because the Company was not subject to Section 162(m) of the Code in 2012, it was not a factor in the Company’s 2012 compensation decisions.

Section 280G of the Internal Revenue Code

Section 280G of the Code disallows a tax deduction with respect to excess parachute payments to certain executives of companies that undergo a change in control. In addition, Section 4999 of the Code imposes a 20% excise tax on the individual with respect to the excess parachute payment. Parachute payments are those amounts of compensation linked to or triggered by a change in control and may include, but are not limited to, bonus payments, severance payments, certain fringe benefits, and payments and acceleration of vesting from long-term incentive plans including stock options and other equity-based compensation. Excess parachute payments are parachute payments that exceed a threshold determined under Section 280G of the Code based on the executive’s prior compensation. In approving certain compensation arrangements for the NEOs in the future, the Compensation Committee may consider all elements of the cost to the Company of providing such compensation, including the potential impact of Section 280G of the Code. However, the Compensation Committee may, in its judgment, authorize compensation arrangements that could give rise to loss of deductibility under Section 280G of the Code and the imposition of excise taxes under Section 4999 of the Code when it believes that such arrangements are appropriate to attract and retain executive talent.

Section 409A of the Internal Revenue Code

Section 409A of the Code requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities, penalty taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is the Company’s intention to design and administer its compensation and benefits plans and arrangements for all of its employees and other service providers, including the NEOs, so that they are either exempt from, or satisfy the requirements of, Section 409A of the Code.

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the 2012, 2011 and 2010 fiscal years earned by, awarded to or paid to the NEOs.

Name and Principal Position	Year	Salary ($)(1)		Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
General William Lyon(3)	2012	1,000,000		500,000	—	—	—	—	—		1,500,000
Chairman of the Board and Executive Chairman	2011 2010	1,000,000 1,000,000		— —	— —	— —	— —	— —	— —		1,000,000 1,000,000

Colin T. Severn	2012	200,000		120,000	210,000	196,014	—	—	—		726,014
Vice President, Chief Financial Officer and Corporate Secretary (Principal Financial Officer)	2011 2010	200,000 200,000		— —	— —	— —	165,497 137,330	— —	— —		365,497 337,330

William H. Lyon(3)	2012	453,847	(4)	250,000	—	—	—	—	—		703,847
Director, Chief	2011	490,385		—	—	—	—	—	—		490,385
Executive Officer	2010	486,538		—	—	—	—	—	—		486,538
(Principal Executive Officer)

Matthew R. Zaist(3)	2012	350,000		437,500	1,260,000	1,192,966	—	—	—		3,240,466
President and Chief Operating Officer	2011	330,769		—	—	—	324,620	—	—		655,389
	2010	225,000		—	—	—	187,328	—	—		412,328

Brian W. Doyle	2012	275,000		206,250	577,500	537,971	—	—	11,767	(5)	1,608,488
Senior Vice President and California Region President	2011 2010	267,308 221,154		— —	— —	— —	318,743 204,665	— —	— —		586,051 425,819

(1)	The annual base salary for each of our NEOs is disclosed in “—Compensation Discussion and Analysis—Elements of Compensation—Base Salary” above. Effective as of March 11, 2013, the base salaries for Messrs. Severn, William H. Lyon, Zaist and Doyle were increased as described above in “—Compensation Discussion and Analysis—Elements of Compensation—Base Salary” and “—Employment Agreements and Severance Benefits.”
(2)	The amounts shown represent the grant date fair value of restricted stock and option grants computed in accordance with FASB ASC Topic 718. Each restricted stock and option award granted in 2012 vests as follows: 50% of the shares and options vested on the date of grant, with the remaining 50% of the shares and options vesting in three equal installments on each of December 31, 2012, 2013 and 2014.
(3)	The NEO titles listed below are current titles effective as of March 6, 2013. As of December 31, 2012, General William Lyon served as Chairman of the Board and Chief Executive Officer, William H. Lyon served as Director, President and Chief Operating Officer, and Matthew R. Zaist served as Executive Vice President.
(4)	Reflects Mr. Lyon’s annual base salary of $500,000 with $46,153 in forgone salary in 2012 resulting from unpaid vacation.
(5)	Reflects Mr. Doyle’s annual automobile allowance of $4,800 and $6,967 of gasoline paid by the Company for Mr. Doyle’s personal vehicle.

Grants of Plan-Based Awards

The following table sets forth summary information regarding all grants of plan-based awards made to our NEOs for the year ended December 31, 2012:

		All other stock awards: Number of shares of stock (#)(1)	All other option awards: Number of securities underlying options (#)(1)	Exercise or base price of option awards ($/Sh) (2)	Grant date fair value of stock and option awards ($)(3)
Name	Grant Date
Colin T. Severn	10/01/2012	200,000			210,000
	10/01/2012		307,360	1.05	196,014

Matthew R. Zaist	10/01/2012	1,200,000			1,260,000
	10/01/2012		1,889,360	1.05	1,192,966

Brian W. Doyle	10/01/2012	550,000			577,500
	10/01/2012		843,740	1.05	537,971

(1)	Each of the restricted stock and option awards granted on October 1, 2012, vests as follows: 50% of the shares and options vested on the date of grant, with the remaining 50% of the shares and options vesting in three equal installments on each of December 31, 2012, 2013 and 2014, subject to the executive’s continued employment through the applicable vesting date and accelerated vesting as set forth in the applicable award agreement.
(2)	The Company’s board of directors determined the fair market value of the Class D Common Stock on the date of grant to be $1.05.
(3)	The value of the restricted stock and option awards shown represents the grant date fair value as prescribed under FASB ASC Topic 718, based on the fair market value of the Class D Common Stock on the date of grant, which was determined by the Company’s board of directors to be $1.05. The restricted shares have a grant date fair value of $1.05 per share. The five-year options have a grant date fair value of $0.401 per share subject to the option. The ten-year options have a grant date fair value of $0.712 per share subject to the option.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth summary information regarding the outstanding equity awards held by our NEOs at December 31, 2012:

	Option Awards				Stock Awards
Name	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)(1)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)(1)	Market value of shares or units of stock that have not vested ($)(2)
Colin T. Severn	48,906	24,454	1.05	10/01/2017	66,667	70,000
	156,000	78,000	1.05	10/01/2022
Matthew R. Zaist	326,240	163,120	1.05	10/01/2017	400,000	420,000
	933,333	466,667	1.05	10/01/2022
Brian W. Doyle	134,493	67,247	1.05	10/01/2017	183,334	192,501
	428,000	214,000	1.05	10/01/2022

(1)	The table below shows on a grant-by-grant basis the vesting schedules relating to the restricted stock and option awards that are represented in the above table.

Name	Grant Date	Award Type	Vesting Schedule
Colin T. Severn	10/01/2012	Restricted Stock	33,333 shares vest on 12/31/2013 and 33,334 shares vest on 12/31/2014
	10/01/2012	5-year Options	12,227 options vest on each of 12/31/2013 and 12/31/2014
	10/01/2012	10-year Options	39,000 options vest on each of 12/31/2013 and 12/31/2014

Matthew R. Zaist	10/01/2012	Restricted Stock	200,000 shares vest on each of 12/31/2013 and 12/31/2014
	10/01/2012	5-year Options	81,560 options vest on each of 12/31/2013 and 12/31/2014
	10/01/2012	10-year Options	233,333 options vest on 12/31/2013 and 233,334 options vest on 12/31/2014

Brian W. Doyle	10/01/2012	Restricted Stock	91,667 shares vest on each of 12/31/2013 and 12/31/2014
	10/01/2012	5-year Options	33,623 options vest on 12/31/2013 and 33,624 options vest on 12/31/2014
	10/01/2012	10-year Options	107,000 options vest on each of 12/31/2013 and 12/31/2014

(2)	Represents the fair market value of the Company’s Class D Common Stock on December 31, 2012, of $1.05 per share, multiplied by the number of shares that have not vested.

Options Exercised and Stock Vested

The following table summarizes the option exercises and vesting of restricted stock awards for each of our NEOs for the year ended December 31, 2012. The vesting of stock awards does not indicate the sale of stock by an NEO.

	Option Awards		Stock Awards
Name	Number of securities acquired on exercise (#)	Value realized on exercise ($)	Number of shares acquired on vesting (#)	Value realized on vesting ($)(1)
Colin T. Severn	—	—	133,333	140,000
Matthew R. Zaist	—	—	800,000	840,000
Brian W. Doyle	—	—	366,666	384,999

(1)	Represents the fair market value of the Company’s Class D Common Stock on the date of vesting, which was $1.05 for awards vesting on both October 1, 2012, and on December 31, 2012, multiplied by the number of shares that vested on such date.

Pension Benefits

The NEOs did not participate in or have account balances in qualified or nonqualified defined benefit plans sponsored by the Company during the fiscal year ended December 31, 2012.

Nonqualified Deferred Compensation

The NEOs did not participate in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by the Company during the fiscal year ended December 31, 2012.

Potential Payments Upon Termination or Change in Control

The following table summarizes the potential payments to our NEOs upon a “qualifying termination” of employment (a termination by us without cause or the executive’s resignation for good reason) or upon the executive’s termination of employment as a result of death or disability. As described above in “—Employment Agreements and Severance Benefits,” a resignation by the executive in connection with a “change of control” would be deemed a resignation for good reason. In the event an NEO is terminated for cause, by the NEO for any reason other than good reason, or, in the case of Messrs. Severn, Zaist and Doyle, due to death or disability, such NEO is not entitled to any severance payments or benefits. The amounts shown assume that such termination was effective as of December 31, 2012, the last business day of fiscal year 2012, and are only estimates of the amounts that would be paid to such NEOs. The actual amounts to be paid can be determined only at the time of such termination of employment. As noted above in “—Employment Agreements and Severance Benefits,” certain changes were made to the annual base salaries of Mr. William H. Lyon and Messrs. Severn, Zaist and Doyle. In addition, effective as of March 6, 2013, Mr. Zaist’s target annual cash bonus is 100% of base salary.

Name, Type of Termination	Cash Severance ($)(1)	Unpaid Bonuses ($)(2)	Equity Acceleration ($)(3)	Benefits Continuation ($)(4)	Total ($)
General William Lyon
Qualifying Termination (no CIC)	2,500,000	—	—	53,589	2,553,589
Qualifying Termination + CIC	2,500,000	—	—	53,589	2,553,589
Death or Disability	2,000,000	—	—	53,589	2,053,589

Colin T. Severn
Qualifying Termination (no CIC)	320,000	30,000	—	13,397	363,397
Qualifying Termination + CIC	320,000	30,000	70,000	13,397	433,397
Death or Disability	—	—	—	—	—

William H. Lyon
Qualifying Termination (no CIC)	1,250,000	—	—	36,259	1,286,259
Qualifying Termination + CIC	1,250,000	—	—	36,259	1,286,259
Death or Disability	1,000,000	—	—	36,259	1,036,259

Matthew R. Zaist
Qualifying Termination (no CIC)	1,181,250	61,250	420,000	18,898	1,681,398
Qualifying Termination + CIC	1,181,250	61,250	420,000	18,898	1,681,398
Death or Disability	—	—	—	—	—

Brian W. Doyle
Qualifying Termination (no CIC)	481,250	51,250	—	13,397	545,897
Qualifying Termination + CIC	481,250	51,250	192,501	13,397	738,398
Death or Disability	—	—	—	—	—

(1)	In the event of a “qualifying termination” of employment, represents an amount equal to: for each of General Lyon and Mr. Lyon, his base salary for twenty-four months, through the remainder of his scheduled term of employment, plus the bonus earned in 2012; for Mr. Zaist, 1.5 times the sum of his annual salary plus target cash bonus for 2012; for each of Messrs. Severn and Doyle, the sum of his annual salary plus target cash bonus for 2012. (Under the employment agreements for General Lyon and Mr. Lyon, severance amounts are calculated based on actual cash bonuses earned, while under the employment agreements for Messrs. Zaist, Severn and Doyle, severance amounts are calculated based on target cash bonus, which for 2012 was equal to the actual bonus awarded.) In the event of a termination of General Lyon’s or Mr. Lyon’s employment due to death or disability, represents an amount equal to his base salary for twenty-four months, through the remainder of his scheduled term of employment.
(2)	Represents bonus amounts earned by the NEO that had not been paid prior to the date of termination.

(3)	Represents the intrinsic value of the accelerated vesting of all unvested stock options and restricted stock awards granted on October 1, 2012, based on the fair market value of the Company’s Class D Common Stock on December 31, 2012, of $1.05 per share. Upon a termination of Mr. Zaist’s employment by the Company without cause or by him for good reason, whether or not following a change in control of the Company, Mr. Zaist is entitled to accelerated vesting in full of all outstanding restricted stock and stock option awards. Upon a termination of Mr. Severn’s or Mr. Doyle’s employment by the Company without cause or by him for good reason, in either case on or within twelve months following a change in control of the Company (and the executive’s respective equity awards are not assumed by the successor corporation), he is entitled to accelerated vesting in full of all stock options and restricted stock awards granted on October 1, 2012.
(4)	Represents the value of the continuation of health benefits for the following number of months: twenty-four months for Messrs. Lyon and Lyon, twelve months for Mr. Zaist, and six months for Messrs. Severn and Doyle.

2012 Equity Incentive Plan

The purpose of the 2012 Equity Incentive Plan, or the 2012 Plan, is to provide an increased incentive for eligible employees, consultants and directors to assert their best efforts by conferring benefits based on the achievement of certain performance goals, to better align the interests of eligible participants with the interests of stockholders by providing an opportunity for increased stock ownership by such participants, and to encourage such participants to remain in the service of the Company. The 2012 Plan is also designed to permit us to make cash-based awards and equity-based awards intended to qualify as “performance-based compensation” under Section 162(m) of the Code.

Effective Date

The 2012 Plan became effective on October 1, 2012, when it was approved and adopted by our board of directors. The 2012 Plan was subsequently approved by our stockholders on October 10, 2012. The 2012 Plan was amended as of April 25, 2013 to increase the shares of Class D Common Stock reserved for issuance under the 2012 Plan, from 13,699,565 shares to 30,000,000 shares of Class D Common Stock.

Share Reserve

Under the 2012 Plan, 30,000,000 shares of our Class D Common Stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards, deferred stock awards, deferred stock unit awards, dividend equivalent awards, stock payment awards and performance awards and other stock-based awards. Immediately prior to the consummation of this offering, all shares of Class D Common Stock will automatically convert into shares of Class A Common Stock, all outstanding stock options will automatically convert into options to purchase shares of our Class A Common Stock, and references to Class D Common Stock in the 2012 Plan and award agreements automatically will be updated to refer to Class A Common Stock.

The following counting provisions will be in effect for the share reserve under the 2012 Plan: (i) to the extent that an award forfeits, expires, settles in cash or becomes unexercisable without having been exercised in full, the shares that were not purchased or received or that were cancelled will become available for future grants under the 2012 Plan; (ii) if we repurchase shares that were issued pursuant to the exercise or settlement of an award, the reacquired shares will not be available for future grants under the 2012 Plan; and (iii) to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2012 Plan, such tendered or withheld shares will be available for future grants under the 2012 Plan.

Administration

The Compensation Committee of our board of directors will administer the 2012 Plan unless our board of directors assumes authority for administration. The Compensation Committee must consist of one or more members of our board of directors, each of whom is intended to qualify as an “outside director” within the meaning of Section 162(m) of the Code (to the extent applicable), a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of any securities market on which shares of our common stock are traded. The 2012 Plan provides that the board or Compensation Committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company to a committee consisting of one or more members of our board of directors or one or more of our officers, to the extent permitted by applicable law.

Subject to the terms and conditions of the 2012 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2012 Plan.

Eligibility

Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2012 Plan may be granted to employees who are part of our senior management, senior project managers, key employees, consultants, non-employee directors or individuals who hold such positions with certain of our subsidiaries. Only employees of our company or certain of our subsidiaries may be granted incentive stock options, or ISOs.

Awards

The 2012 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, or RSUs, deferred stock, deferred stock units, dividend equivalents, performance awards, stock payments and other stock-based and cash-based awards, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms, conditions and limitations of the award. As noted above, immediately prior to the consummation of this offering, all shares of Class D Common Stock (including shares underlying any outstanding equity awards) will automatically convert into shares of Class A Common Stock.

•

Nonqualified stock options, or NQSOs, will provide for the right to purchase shares of our Class D Common Stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NQSOs may be granted for any term specified by the administrator that does not exceed ten years.

•

Incentive stock options, or ISOs, will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of Class D Common Stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2012 Plan provides that the exercise price must be at least 110% of the fair market value of a share of Class D Common Stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

•

Restricted stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Recipients of restricted stock, unlike recipients of options, generally will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse; however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

•

Restricted stock units, or RSUs, may be awarded to any eligible individual subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, RSUs may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying RSUs will not be issued until the RSUs have vested, and recipients of RSUs generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•

Deferred stock awards and deferred stock unit awards represent the right to receive shares of our Class D Common Stock on a future date. Deferred stock may not be sold or otherwise hypothecated or transferred until issued. Deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred stock awards generally will be forfeited, and the underlying shares of deferred stock will not be issued, if the applicable vesting conditions and other restrictions are not met.

•

Stock appreciation rights, or SARs, may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our Class D Common Stock over a set exercise price. The exercise price of any SAR granted under the 2012 Plan must be at least 100% of the fair market value of a share of our Class D Common Stock on the date of grant. Except as required by Section 162(m) of the Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there are no restrictions specified in the 2012 Plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the administrator in individual SAR agreements. SARs under the 2012 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

•

Dividend equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the award. Dividend equivalents may be settled in cash or shares and at such times as determined by the Compensation Committee or board of directors, as applicable. No dividend equivalents will be payable with respect to stock options or SARs.

•

Performance awards may be granted by the administrator on an individual or group basis. Generally, these awards, which may include performance stock units, will be based upon specific performance targets and may be paid in cash or in Class D Common Stock or in a combination of both. Performance awards may also include bonuses that may be granted by the administrator on an individual or group basis and which may be payable in cash or in common stock or in a combination of both.

•

Stock payments may be authorized by the administrator in the form of Class D Common Stock or an option or other right to purchase Class D Common Stock as part of a deferred compensation or other arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee, consultant or non-employee director.

Change in Control; Adjustments of Awards

For any award granted under the 2012 Plan, the terms of the applicable award agreement may provide that in the event of a “change in control” of the Company (as defined in the 2012 Plan), the award will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable, prior to the consummation of such transaction. The administrator may also make appropriate adjustments to awards under the 2012 Plan in the event of a change in control or certain other unusual or nonrecurring events or transactions.

In the event of any merger, reorganization, consolidation, recapitalization, dividend or distribution (whether in cash, shares or other property), stock split, reverse stock split, spin-off or similar transaction affecting the number of outstanding shares of our common stock or the share price of our common stock, the administrator, in its sole discretion, will make appropriate, proportionate adjustments and substitutions to the 2012 Plan and award agreements, including adjustments to: (i) the aggregate number, class and kind of securities that may be delivered under the 2012 Plan; (ii) in the aggregate or to any one participant, the number, class and kind of securities subject to outstanding awards granted under the 2012 Plan; and/or (iii) the grant or exercise price per share of any outstanding awards under the 2012 Plan.

Amendment and Termination

The administrator of the 2012 Plan may alter, amend, suspend or terminate the 2012 Plan at any time and from time to time. However, we must obtain stockholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule).

Expiration Date

No award may be granted pursuant to the 2012 Plan after September 30, 2022. Any award that is outstanding on the expiration date of the 2012 Plan will remain in force according to the terms of the 2012 Plan and the applicable award agreement.

Compensation Risk Management

In March 2013, management assessed our compensation design, policies and practices to determine whether any risks arising from our compensation design, policies and practices are reasonably likely to have a material adverse effect on us. The Compensation Committee reviewed and agreed with management’s conclusion that our compensation policies and practices do not create such risks. In doing so, the Compensation Committee considered various features of our compensation policies and practices that discourage excessive or unnecessary risk taking, including but not limited to the following:

•

effective balance in the design of our compensation programs, including: (i) cash and equity pay mix, (ii) short- and longer-term performance focus, (iii) corporate, business unit, and individual performance focus and measurement; and (iv) financial and non-financial performance measurement together with top management and board discretion to manage pay appropriately; and

•	stock ownership guidelines and independent Compensation Committee oversight of our compensation policies and practices.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

Our board of directors has adopted a written statement of policy for the evaluation of and the approval, disapproval and monitoring of transactions involving us and a “related party.” For purposes of this policy, a “related party” includes our executive officers, directors and director nominees or their immediate family members, or stockholders owning five percent or more of our voting securities.

Our related party transactions policy requires:

•

that any transaction in which a related party has a material direct or indirect interest and which exceeds $120,000, such transaction referred to as a “related party transaction,” and any material amendment or modification to a related person transaction, be evaluated and approved or ratified by our audit committee or by the disinterested members of the Audit Committee; and

•

that any employment relationship or transaction involving an executive officer and any related compensation solely resulting from that employment relationship or transaction must be approved by the Compensation Committee of our board of directors or recommended by the Compensation Committee to the board of directors for its approval.

In connection with the review and approval or ratification of a related party transaction:

•

management must disclose to the Audit Committee or the disinterested members of the Audit Committee, as applicable, the material terms of the related party transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•

management must advise the Audit Committee or the disinterested members of the Audit Committee, as applicable, as to whether the related party transaction will be required to be disclosed in our SEC filings. To the extent it is required to be disclosed, management must ensure that the related party transaction is disclosed in accordance with SEC rules; and

•

management must advise the Audit Committee or the disinterested members of the Audit Committee, as applicable, as to whether the related party transaction constitutes a “personal loan” for purposes of Section 402 of Sarbanes-Oxley.

Employment Agreements

We have entered into employment agreements with certain of our executive officers. For more information regarding these agreements, see “Executive Compensation—Employment Agreements and Severance Benefits.”

Indemnification Agreements and Liability Insurance Policy

We have entered into indemnification agreements with certain of our executive officers and each of our directors pursuant to which the Company has agreed to indemnify such executive officers and directors against liability incurred by them by reason of their services as an executive officer or director to the fullest extent allowable under applicable law. We also provide liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as our directors or officers.

Certain Relationships and Transactions

We describe below transactions and series of similar transactions that have occurred this year or during our last three fiscal years to which we were a party or will be a party in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	a director, executive officer, holder of more than 5% of our voting securities or any member of their immediate family had or will have a direct or indirect material interest.

The following persons and entities that participated in the transactions listed in this section were related persons at or immediately following the time of the transaction.

General William Lyon. General Lyon is our Executive Chairman and Chairman of our board of directors.

William H. Lyon. Mr. Lyon is our Chief Executive Officer and a member of our board of directors. Through his management of Lyon Shareholder 2012, LLC, Mr. Lyon holds 100% of our Class B Common Stock.

Matthew R. Niemann. Mr. Niemann is a member of our board of directors.

Luxor Capital Group, LP. Entities affiliated with Luxor hold over 5% of our outstanding Class A Common Stock, after giving effect to the Common Stock Recapitalization described elsewhere in this prospectus.

Paulson & Co. Inc. WLH Recovery Acquisition LLC, a Delaware limited liability company and entity affiliated with, and managed by affiliates of, Paulson, holds over 5% of our outstanding Class A Common Stock, after giving effect to the Common Stock Recapitalization described elsewhere in this prospectus.

Colony Capital, LLC. Prior to giving effect to the Common Stock Conversion described elsewhere in this prospectus, entities affiliated with Colony held over 5% of our outstanding Class A Common Stock.

Payments Made to an Entity Where a Company Director is an Officer and Shareholder

Matthew R. Niemann, a member of our board of directors, serves as Managing Director and Head of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.’s, or Houlihan, Real Estate Advisory Group and owns shares of Houlihan. Houlihan received payments from the Company in 2011 and 2012 for services performed on behalf of creditors during the recent Chapter 11 restructuring, and for services performed related to the Company’s Senior Notes offering and debt refinancing. The Company paid $1.2 million and $0.2 million to Houlihan during the years ended December 31, 2011 and 2012, respectively.

Transactions with Certain Beneficial Owners

On February 25, 2012, in connection with the consummation of the principal transactions contemplated by the Plan, entities affiliated with Luxor acquired (i) 21,427,135 shares of Parent’s Class A Common Stock, in exchange for formerly outstanding senior notes, (ii) 15,445,838 shares of Parent’s Class C Common Stock for approximately $9.5 million in cash consideration and (iii) 61,509,204 shares of Parent’s Convertible Preferred Stock for approximately $47.4 million in cash. Immediately after this offering, Luxor will hold approximately 20.1% of the total voting power of Parent’s outstanding capital stock. See Note 2 of “Notes to Consolidated Financial Statements” for additional information. Nathaniel Redleaf, one of Parent’s directors, has served in an analyst capacity at Luxor since 2006.

On June 28, 2012, California Lyon consummated the purchase of certain real property (comprising approximately 165 acres) in San Diego County, California; San Bernardino County, California; Maricopa County, Arizona; and Clark County, Nevada, representing seven separate residential for sale developments, comprising over 1,000 lots. The aggregate purchase price of the property was $21,500,000. The Company paid

$11,000,000 cash, and issued 10,000,000 shares of Class A Common Stock of Parent, or approximately 18.3% of Parent’s then-outstanding Class A Common Stock, to investment vehicles managed by affiliates of Colony for consideration of the property. Immediately after this offering, Colony will hold approximately 2.6% of the total voting power of Parent’s outstanding capital stock.

California Lyon was a party to the Amended Term Loan, with ColFin WLH Funding, LLC, as Administrative Agent and as a lender. ColFin WLH Funding, LLC is an affiliate of Colony. The principal amount outstanding under the Amended Term Loan Agreement was $235.0 million and bore interest at a rate of 10.25% per annum with interest payments of $24.1 million annually. California Lyon used a portion of the proceeds from the sale of the New Notes to pay in full the amounts outstanding under the Amended Term Loan.

On October 12, 2012, the Company entered into a Subscription Agreement, or the Paulson Subscription Agreement, between the Company and WLH Recovery Acquisition LLC, pursuant to which, the Company issued to Paulson (i) 15,238,095 shares of the Company’s Class A Common Stock for $16,000,000 in cash and (ii) 12,173,913 shares of the Company’s Convertible Preferred Stock for $14,000,000 in cash, for an aggregate purchase price of $30,000,000, or the Paulson Transaction. Immediately after this offering, Paulson will hold approximately 7.2% of the total voting power of Parent’s outstanding capital stock. Michael Barr, who was appointed as a member of our board of directors on November 7, 2012, to fill a newly created board seat in connection with the Paulson Subscription Agreement, is currently a partner of Paulson, which he joined in 2008.

Agreements with Entities Controlled by General William Lyon and William H. Lyon

For the years ended December 31, 2012, 2011, and 2010, the Company incurred reimbursable on-site labor costs of $303,000, $318,000, and $217,000, respectively, for providing customer service to real estate projects developed by entities controlled by General William Lyon and William H. Lyon, of which $7,000 and $24,000 was due to the Company at December 31, 2012 and 2011, respectively, all of which has been paid. The Company earned fees of $157,000, $130,000, and $24,000, respectively, for tax and accounting services performed for entities controlled by General William Lyon and William H. Lyon during the years ended December 31, 2012, 2011 and 2010. The Company does not expect to incur reimbursable on-site labor costs or to perform tax and accounting services for entities controlled by General William Lyon or William H. Lyon beyond 2012.

The Company earned fees of $232,000, $362,000, and $426,000 during the years ended December 31, 2012, 2011 and 2010, respectively, related to a Human Resources and Payroll Services contract between California Lyon and an entity controlled by General William Lyon and William H. Lyon. Effective April 1, 2011, the Company and this entity amended the Human Resources and Payroll Services contract to provide for a payment by the affiliate to the Company of a base monthly fee of $21,335 and a variable monthly fee equal to $23 multiplied by the number of active employees employed by such entity (which initially resulted in a variable monthly fee of approximately $8,000). The amended contract also provided that the Company would be reimbursed by such affiliate for a pro rata share of any bonuses paid to the Company’s Human Resources staff (other than any bonus paid to the Vice President of Human Resources). The Company believes that the compensation paid to it for the services provided to the affiliate was at a market rate of compensation, and that as a result of the fees paid to the Company under this contract, the overall cost to the Company of its Human Resources department was reduced. This contract expired on August 31, 2012 and was not renewed. Any future services provided to the affiliate will be on an as needed basis and will be paid for based on an hourly rate.

Rent Paid to a Trust of which William H. Lyon is the Sole Beneficiary

In each of the three years ended December 31, 2012, 2011 and 2010, the Company incurred charges of $0.8 million related to rent on the Company’s former corporate office, which is owned by two trusts of which William H. Lyon is the sole beneficiary. For the year ended December 31, 2012, the Company has made rental payments totaling $0.8 million. The lease expired in March 2013 and the Company has since relocated its corporate office upon expiration of the lease. The Company has entered into a lease for the new location with an unrelated third party.

Note Receivable from Sale of Aircraft

Presley CMR, Inc., a California corporation, or Presley CMR, and wholly owned subsidiary of California Lyon, entered into an Aircraft Purchase and Sale Agreement, or PSA, with an affiliate of General William Lyon to sell the aircraft, owned by the Company. The PSA provides for an aggregate purchase price for the aircraft of $8.3 million (which value was the appraised fair market value of the aircraft), which consists of: (i) cash in the amount of $2.1 million which was paid at closing and (ii) a promissory note from the affiliate in the amount of $6.2 million, which is included in receivables in the accompanying consolidated balance sheet. The closing of this sale occurred on September 9, 2009. The note is secured by the aircraft. As part of the Company’s fresh start accounting, the note was adjusted to its fair value of $5.2 million. The discount on the fresh start adjustment is amortized over the remaining life of the note. The note requires semiannual interest payments to California Lyon of approximately $132,000. The note is due in September 2016.

Amendment to Warrant

In connection with the Plan, the Company issued a warrant, or the Class B Warrant, to an entity controlled by William H. Lyon, one of the Company’s directors and the Chief Executive Officer of the Company. Pursuant to the Class B Warrant, the entity controlled by Mr. Lyon may purchase 15,737,294 shares of the Company’s Class B Common Stock at $2.07 per share (which figures do not give effect to the Common Stock Recapitalization described elsewhere in this prospectus). The original term of the Class B Warrant was five years, and it would expire on February 24, 2017. In connection with the adoption of the Certificate of Incorporation, the Class B Warrant has been amended to extend the term to 10 years, and the Class B Warrant will now expire on February 24, 2022.

Certain Family Relationships

William H. Lyon, one of the Company’s directors and the Chief Executive Officer of the Company, is the son of General William Lyon. General William Lyon is the Company’s Chairman of the board of directors and the Executive Chairman. William H. Lyon’s compensation is disclosed in the section entitled “Executive Compensation—Summary Compensation Table” above.

Director Independence

Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, with us, our senior management and our independent registered public accounting firm, our board of directors has determined that all but two of our directors, General William Lyon and William H. Lyon, are independent directors under standards established by the SEC and the NYSE.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of May 1, 2013 and as adjusted to reflect the sale of our Class A Common Stock in this offering for:

•	each person known to us to own beneficially more than 5% of any class of our voting securities, which includes the selling stockholder;

•	each of our named executive officers and directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the shares. Except as indicated by footnote, each stockholder identified in the table possesses sole voting and investment power with respect to the shares shown as beneficially owned by such stockholder.

Shares of our Class A Common Stock or Class B Common Stock that a person has the right to acquire within 60 days of May 1, 2013 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. The percentages assume no exercise by the underwriters of their option to purchase additional shares. Unless otherwise noted below, the address of each stockholder below is c/o William Lyon Homes, 4695 MacArthur Court, 8th Floor, Newport Beach, California 92660.

	Shares of common stock beneficially owned immediately prior to this offering(1)						Shares of common stock to be sold in this offering(6)	Shares of common stock beneficially owned after this offering(2)
Name of Beneficial Owner	Class A		Class B		Total	Percent		Class A		Class B		Total	Percent	Voting Power
5% or more Stockholders not listed below
Luxor Capital Group, LP(3)	11,422,300		—		11,422,300	47.1%	2,175,000	9,247,300		—		9,247,300	30.0%	20.1%
Paulson Property Management II LLC(4)	3,322,667		—		3,322,667	13.7%	—	3,322,667		—		3,322,667	10.8%	7.2%
Colony Capital, LLC(5)	1,212,121		—		1,212,121	5.0%	—	1,212,121		—		1,212,121	3.9%	2.6%

Named Executive Officers and Directors
General William Lyon	—		—		—	—	—	—		—		—	—	—
William H. Lyon(7)	67,104		5,721,435	(8)	5,788,539	22.1%	—	67,104		5,721,435	(8)	5,788,539	17.7%	51.6%
Douglas K. Ammerman	17,604		—		17,604	*	—	17,604		—		17,604	*	*
Michael Barr	—		—		—	—	—	—		—		—	—	—
Gary H. Hunt	24,623		—		24,623	*	—	24,623		—		24,623	*	*
Matthew R. Niemann	17,604		—		17,604	*	—	17,604		—		17,604	*	*
Nathaniel Redleaf	—		—		—	—	—	—		—		—	—	—
Lynn Carlson Schell	17,604		—		17,604	*	—	17,604		—		17,604	*	*
Matthew R. Zaist	292,289	(9)	—		292,289	1.2%	—	292,289	(9)	—		292,289	*	*
Colin T. Severn	53,556	(10)	—		53,556	*	—	53,556	(10)	—		53,556	*	*
Brian W. Doyle	142,479	(11)	—		142,479	*	—	142,479	(11)	—		142,479	*	*

All executive officers and directors as a group (16 persons)	927,883	(12)	5,721,435		6,649,319	25.1%	—	927,883	(12)	5,721,435		6,649,319	20.1%	52.8%

*	Denotes less than 1.0% of beneficial ownership.
(1)	Reflects share totals after giving effect to the Common Stock Recapitalization. The percentage of shares beneficially owned is computed on the basis of 20,446,129 shares of our Class A Common Stock outstanding and 3,813,885 shares of our Class B Common Stock outstanding after giving effect to the Common Stock Recapitalization.

(2)	Reflects share totals after giving effect to the Common Stock Recapitalization, and the issuance by us of 6,525,000 shares of Class A Common Stock in this offering. The percentage of shares beneficially owned is computed on the basis of 26,971,129 shares of our Class A Common Stock outstanding and 3,813,885 shares of our Class B Common Stock outstanding after giving effect to such events.
(3)

Luxor acts as the investment manager of private investment funds that own the shares, collectively referred to as the “Luxor Investors.” Luxor Management, LLC is the general partner of Luxor. Christian Leone is the managing member of Luxor Management, LLC. Luxor, Luxor Management, LLC and Christian Leone are deemed to have shared voting and dispositive power over the securities held by each of the Luxor Investors. The address of Luxor Capital Group, LP is 1114 Avenue of the Americas, 29th Floor, New York City, New York 10036. Pursuant to the stockholder agreements described elsewhere in this prospectus, Luxor has agreed to vote its shares in favor of director nominees supported by William H. Lyon and Paulson.

(4)	Paulson Property Management II LLC is an affiliate of Paulson & Co. Inc. Paulson & Co. Inc. is an investment advisor registered under the Investment Advisors Act of 1940 that furnishes investment advice and manages various onshore and offshore investment funds and separately managed accounts, or, collectively, the Funds. As the President and sole Director of Paulson & Co. Inc., John Paulson may be deemed to have voting and/or investment power over such shares owned by the Funds. The address for the Funds is c/o Paulson & Co. Inc., 1251 Avenue of the Americas, NY, NY 10020. Pursuant to the stockholder agreements described elsewhere in this prospectus, an affiliate of Paulson Property Management II LLC has agreed to vote its shares in favor of director nominees supported by William H. Lyon and Luxor.
(5)

Represents shares held by ColFin WLH Land Acquisitions, LLC, a Delaware limited liability company, or “ColFin.” ColFin is indirectly managed and controlled by affiliates of Colony Capital, LLC, which affiliates are solely controlled and managed by Thomas J. Barrack, Jr. As a result, solely for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, Mr. Barrack may be deemed to have indirect beneficial ownership of the shares held by ColFin entities that own or control ColFin, but the foregoing disclosure shall not be construed as an admission of such. The address of Colony Capital, LLC is 2450 Broadway, 6th Floor, Santa Monica, CA 90404.

(6)	Assumes no exercise by the underwriters of their option to purchase additional shares.
(7)	Pursuant to the stockholder agreements described elsewhere in this prospectus, William H. Lyon has agreed to vote his shares in favor of director nominees supported by Luxor and Paulson.
(8)	Represents (i) a warrant to purchase 1,907,550 shares of Class B Common Stock and (ii) 3,813,885 shares of Class B Common Stock. The shares and warrant are held by Lyon Shareholder 2012, LLC, or Lyon LLC, with the exception of 2,933 shares which are held by The William Harwell Lyon Separate Property Trust. The members of Lyon LLC are the Lyon Shareholder 2012 Irrevocable Trust No. 1 established December 24, 2012, the Lyon Shareholder 2012 Irrevocable Trust No. 2 established December 24, 2012 and the William Harwell Lyon Separate Property Trust established July 28, 2000, the Trustee of each of which is William Harwell Lyon. The manager of Lyon LLC is William Harwell Lyon. William Harwell Lyon may be deemed to have voting and investment power of the securities held by Lyon LLC. William Harwell Lyon disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein.
(9)	Represents (i) 152,675 shares of Class A Common Stock subject to options exercisable within 60 days of May 1, 2013 and (ii) 139,614 shares of Class A Common Stock.
(10)	Represents (i) 24,837 shares of Class A Common Stock subject to options exercisable within 60 days of May 1, 2013 and (ii) 28,719 shares of Class A Common Stock.
(11)	Represents (i) 68,181 shares of Class A Common Stock subject to options exercisable within 60 days of May 1, 2013 and (ii) 74,298 shares of Class A Common Stock.
(12)	Represents (i) 361,041 shares of Class A Common Stock subject to options exercisable within 60 days of May 1, 2013 and (ii) 566,842 shares of Class A Common Stock.

Equity Compensation Plan Information

The following table summarizes information about our equity securities that may be issued upon the exercise of options, warrants and rights under all our equity compensation plans, as of December 31, 2012. The non-compensatory warrant to purchase 15,737,294 shares of the Company’s Class B Common Stock issued in connection with the Plan is not included in the table below. For a description of the non-compensatory warrant, please see “Certain Relationships and Transactions—Amendment to Warrant.”

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)		Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights (b)		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	4,757,302	(1)	$1.05	(2)	6,442,970	(3)
Equity compensation plans not approved by security holders	—		$—		—
Total	4,757,302		$1.05		6,442,970

(1)	Represents an aggregate of 4,757,302 outstanding options to purchase shares of Class D Common Stock of the Company, of which 1,115,302 represent “five-year” options and 3,642,000 represent “ten-year” options granted to certain officers of California Lyon.
(2)	Represents the exercise price of each of the 4,757,302 outstanding options to purchase shares of Class D Common Stock of the Company.
(3)	Represents the number of securities remaining available for issuance under 2012 Plan.

DESCRIPTION OF CAPITAL STOCK

The following description is intended as a summary of the Certificate of Incorporation and our bylaws, which will become effective upon consummation of this offering and which will be filed as exhibits to the registration statement of which this prospectus forms a part, and to applicable provisions of the DGCL. References to the “Company” herein solely refer to William Lyon Homes.

General

Upon consummation of this offering, we will file the Certificate of Incorporation and our authorized capital stock will consist of 190,000,000 shares, 150,000,000 of which are designated as Class A Common Stock with a par value of $0.01 per share, 30,000,000 of which are designated as Class B Common Stock with a par value of $0.01 per share and 10,000,000 of which are designated as preferred stock with a par value of $0.01 per share. Upon completion of this offering, after giving effect to the 1-for-8.25 reverse stock split of our Class A Common Stock, which occurred upon pricing of this offering, and the 1-for-8.25 reverse stock split of our Class B Common Stock, which will occur upon consummation of this offering, each of which is reflected in the authorized capitalization set forth in the Certificate of Incorporation, and the conversion of all outstanding shares of our previously existing Class C Common Stock, Class D Common Stock and Convertible Preferred Stock into shares of Class A Common Stock and as adjusted automatically based on the reverse stock split of our Class A Common Stock as described above, which will occur immediately prior to consummation of this offering, 26,971,129 shares of Class A Common Stock and 3,813,885 shares of Class B Common Stock, or 27,623,629 shares of Class A Common Stock and 3,813,885 shares of Class B Common Stock if the underwriters fully exercise their option to purchase additional shares, and no shares of preferred stock, will be issued and outstanding. In addition, 1,907,550 shares of Class B Common Stock will be issuable upon exercise of a warrant held by current holders of Class B Common Stock.

Common Stock

The Certificate of Incorporation divides our common stock into two classes of common stock, Class A Common Stock and Class B Common Stock. Holders of Class A Common Stock and Class B Common Stock have identical rights, except with respect to certain voting, conversion and preemptive rights as further described below. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of preferred stock. Holders of our common stock have no preference, exchange, sinking fund, redemption or appraisal rights and, except as provided below, have no preemptive rights to subscribe for any of our securities.

Voting. On all matters on which the holders of our common stock are entitled to vote, prior to the conversion of all outstanding shares of our Class B Common Stock, each share of Class A Common Stock is entitled to one vote per share, while our Class B Common Stock is entitled to five votes per share. Following the conversion of all outstanding shares of our Class B Common Stock, each share of common stock is entitled to one vote per share. See “Risk Factors—Risks Related to Ownership of Our Class A Common Stock and this Offering—Concentration of ownership of the voting power of our capital stock may prevent other stockholders from influencing corporate decisions and create perceived conflicts of interest.” See “Management and Directors—Board of Directors” for a description of the voting rights of holders of Class A Common Stock and Class B Common Stock with respect to the election of members to our board of directors.

Mandatory Conversion of Class B Common Stock. Each share of Class B Common Stock will automatically convert into one share of Class A Common Stock if a majority of the shares of Class B Common Stock then-outstanding vote in favor of such conversion. If, at any time, any share of Class B Common Stock is not owned, beneficially or of record, by either General William Lyon or William H. Lyon, their siblings, spouses and lineal descendants (including by step-, adoptive and similar relationships), any entities wholly owned by one or more of the foregoing persons, or any trusts or other estate planning vehicles for the benefit of any of the foregoing, then such share of Class B Common Stock will automatically convert into one share of Class A Common Stock.

Optional Conversion of Class B Common Stock. Holders of Class B Common Stock may elect at any time to convert any or all of their shares into Class A Common Stock at the rate of one share of Class A Common Stock for each share of Class B Common Stock.

Status of Converted Class B Common Stock. In the event any shares of Class B Common Stock are converted into shares of Class A Common Stock, the shares of Class B Common Stock will be cancelled and will no longer be issuable by the Company.

Dividend Rights. Subject to applicable law, any contractual restrictions, and the rights of the holders of any outstanding series of preferred stock, if any, holders of our common stock are entitled to receive such dividends and other distributions that the board of directors may declare from time to time in its sole discretion. Any dividends declared by the board of directors on a share of our common stock will be declared in equal amounts with respect to each share of every class of common stock. If dividends are declared on our common stock that are payable in shares of common stock, or securities convertible into, or exercisable or exchangeable for our common stock, the dividends payable to the holders of each class of our common stock will be paid only in kind for the same class of common stock (or in securities convertible into, or exercisable or exchangeable for in kind shares) and such dividends will be paid in the same number of shares (or fraction thereof) of common stock (or securities convertible into, or exercisable or exchangeable for the same number of shares (or fraction thereof) on an in kind per share basis).

Liquidation Rights. Upon the dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, subject to the rights of the holders of any outstanding series of preferred stock, if any, and after payments on the debts and other liabilities of the Company, holders of our common stock are entitled to receive the assets of the Company available for distribution to its stockholders ratably in proportion to the number of shares of Class A Common Stock that such holders would have held if all shares of Class B Common Stock were converted into Class A Common Stock prior to any such dissolution, liquidation or winding up of the Company.

Preemptive Rights. The Certificate of Incorporation provides that, for so long as any shares of Class B Common Stock remain outstanding, in the event the Company issues new shares of Class A Common Stock (including upon the exchange or conversion of securities exchangeable for or convertible into shares of Class A Common Stock or upon the exercise of warrants or other instruments evidencing rights or options to subscribe for, purchase, or otherwise acquire shares of Class A Common Stock), subject to certain exceptions, the holders of our Class B Common Stock shall have the option to purchase from the Company new shares of Class B Common Stock up to the amount needed to maintain their then-existing voting percentage ownership, after giving effect to the issuance. Such shares of Class B Common Stock will be acquired at the same cash price per share of Class B Common Stock as the price per share of Class A Common Stock sold by the Company in connection with such issuance of shares of Class A Common Stock (or, in the case of shares of Class A Common Stock issued upon the exchange or conversion of securities exchangeable for or convertible into shares of Class A Common Stock or upon the exercise of warrants or other instruments evidencing rights or options to subscribe for, purchase, or otherwise acquire shares of Class A Common Stock, a price equal to the per share price of the Class A Common Stock at the close of business on the date of such grant or issuance) or, if the price to be paid by a purchaser is consideration other than cash, then at a cash price which is substantially equal in value to such other consideration as determined in good faith by the board of directors (which determination shall be final and binding on all interested parties).

Preferred Stock

Immediately prior to the consummation of this offering, all shares of our Convertible Preferred Stock outstanding immediately prior to pricing of this offering will be automatically converted into shares of our Class A Common Stock. At the consummation of this offering, the Certificate of Incorporation will become effective, and our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock may have the effect of decreasing the market price of our Class A Common Stock, may adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Charter and Bylaw Provisions

Delaware Anti-Takeover Statute. We will be subject to Section 203 of the Delaware General Corporation Law, or the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a merger or other business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

(1) prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

(2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, subject to certain exclusions; or

(3) on or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 of the DGCL defines an “interested stockholder” as:

(1) any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation;

(2) any entity or person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and

(3) the affiliates or associates of any such entities or persons.

The provisions of Section 203 of the DGCL described above could have the following effects on the Company, among others:

(1) delaying, deferring or preventing a change in control;

(2) delaying, deferring or preventing the removal of existing management;

(3) deterring potential acquirers from making an offer to the stockholders of the Company; and

(4) limiting any opportunity of stockholders of the Company to realize premiums over prevailing market prices of the common stock in connection with offers by potential acquirers.

This could be the case even if a majority of the Company’s stockholders might benefit from a change of control or offer.

Special Meetings of Stockholders. The Certificate of Incorporation provides that special meetings of the stockholders may be called by the board of directors, the Chairman of the Board, the Chief Executive Officer, or the lead independent director and not by stockholders.

No Action by Written Consent. The Certificate of Incorporation provides that all actions to be taken by holders of our common stock must be taken at a special or annual meeting, and not by written consent.

Undesignated Preferred Stock. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Classified Board; Election and Removal of Directors. Upon the conversion of all outstanding shares of our Class B Common Stock into Class A Common Stock, our board of directors will be divided into three classes, with each class consisting, as nearly as possible, of one-third of the total number of such directors. The board of directors is authorized to assign members of the board of directors already in office to their respective class. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. In addition, once our board of directors is divided into three classes, the removal of any of our directors without cause will require the approval of at least 66 2/3% of the voting power of the then-outstanding shares of stock of the Company entitled to vote thereon, voting as a single class. For more information on the classified board, see “Management and Directors—Board of Directors.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Conflicts of Interest. Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. The Certificate of Incorporation renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our non-employee directors. The Certificate of Incorporation provides that, to the fullest extent permitted by law, each of our directors who is not also one of our officers or employees (along with his or her respective affiliates) will have no duty to refrain from: (i) engaging in the same or similar activities or lines of business in which we or our affiliates now engage or in which we propose to engage; or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. The Certificate of Incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Amendment of Bylaws. The amendment, alteration, repeal or rescission of our bylaws by our stockholders requires approval by holders of at least 66 2/3% of the voting power of our then-outstanding voting stock, voting as a single class.

Amendment of Certificate of Incorporation. The amendment, repeal or rescission of the Certificate of Incorporation requires approval by holders of at least 66 2/3% of the voting power of our then-outstanding voting stock, voting as a single class.

Choice of Forum. The Certificate of Incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, the Certificate of Incorporation, our bylaws or any action asserting a claim against us governed by the internal affairs doctrine.

Registration Rights Agreements

On the effective date of the Plan, we entered into registration rights agreements with each of the holders of Class A Common Stock, Class B Common Stock, Class C Common Stock and Convertible Preferred Stock, or the Registration Rights Agreements. Pursuant to the Registration Rights Agreements, we prepared and filed, at our expense, a registration statement covering the resale of the shares of our capital stock issued in connection with the Plan. Under the Registration Rights Agreements, we are further required to use commercially reasonable efforts to cause the shares to be listed or quoted on a securities exchange or automated interdealer quotation system.

On June 28, 2012, in connection with the purchase of certain real property, or the Colony Transaction, the Company issued 10,000,000 shares of Class A Common Stock as consideration for the property to investment vehicles managed by affiliates of Colony. In connection with the Colony Transaction, the Company amended its Class A Common Stock Registration Rights Agreement to include in such agreement the shares issued to Colony so that Colony may become a party to such agreement with equal rights, benefits and obligations as the other stockholders who are party thereto.

On October 12, 2012, the Company consummated the Paulson Transaction. In connection with the Paulson Transaction, the Company further amended its Class A Common Stock Registration Rights Agreement and Convertible Preferred Stock and Class C Common Stock Registration Rights Agreement to include in such agreements the shares issued to Paulson so that Paulson may become a party to such agreements with equal rights, benefits and obligations as the other stockholders who are parties thereto.

The Registration Rights Agreements do not provide for any cash penalties, liquidated damages or other specific penalties resulting from delays in registering the securities covered by each of the agreements. The holders of the securities covered by the Registration Rights Agreements have the right to pursue an injunction in order to prevent a breach and to enforce their rights under the Registration Rights Agreements. The Company may be required to pay reasonable legal fees and expenses incurred in connection with such enforcement proceedings.

The information in this “—Registration Rights Agreement” section does not give effect to the Common Stock Recapitalization.

Limitation of Liability and Indemnification Matters

For a discussion of liability and indemnification, please see “Certain Relationships and Related Party Transactions—Indemnification Agreements and Liability Insurance Policy.”

National Market Listing

Our Class A Common Stock has been approved for listing on the NYSE under the symbol “WLH”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been a limited market for our Class A Common Stock. Future sales of our Class A Common Stock, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, no prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our Class A Common Stock prevailing from time to time. Although our Class A Common Stock has been approved for listing on the NYSE, we cannot assure you that there will be an active market for our Class A Common Stock.

Sale of Restricted Shares

Upon completion of this offering, we will have outstanding an aggregate of 30,785,014 shares of common stock, including 26,971,129 shares of Class A Common Stock and 3,813,885 shares of Class B Common Stock, assuming (1) the Common Stock Recapitalization and (2) no exercise of outstanding options or warrants. Of these shares, all of the 6,525,000 shares of Class A Common Stock to be sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, except for the shares held or acquired by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. Certain of the remaining shares of common stock held by existing stockholders immediately prior to the consummation of this offering, including the 3,813,885 shares of Class B Common Stock held by William H. Lyon, will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.

Each share of Class B Common Stock will be convertible at any time, at the option of the holder, into one share of Class A Common Stock. Each share of Class B Common Stock will covert automatically into one share of Class A Common Stock upon transfer, with limited exceptions.

Lock-Up Agreements

Our executive officers, directors and certain of our stockholders have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for our Class A Common Stock, or publicly disclose the intention to take any such action, for a period of 180 days from the date of this prospectus (subject to an extension period in certain circumstances, as described below) without the prior written consent of the Representatives. Prior to engaging in any such transaction during the 180-day period (or an applicable extension period), such parties will agree to give notice to us and will not consummate such transaction or take any such action unless it has received written confirmation from us that the 180-day period (as may have been extended as described below) has expired.

Immediately following the consummation of this offering and the application of the net proceeds from this offering, stockholders subject to lock-up agreements will hold shares, or vested options to purchase shares, of our Class A Common Stock (on an assumed as-converted basis), representing approximately 53.8% of then outstanding shares of our Class A Common Stock, or approximately 50.2% if the underwriters exercise their option to purchase additional shares in full (on an assumed as-converted basis).

We have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the Representatives, during the 180-day period following the date of this prospectus. See “Underwriting.”

The 180-day restricted period described in the preceding paragraphs will be automatically extended if (i) during the last 17 days of the 180-day restricted period we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless the Representatives waive, in writing, such an extension.

Rule 144

Pursuant to Rule 144, persons who became the beneficial owner of shares of our common stock prior to the completion of this offering may not sell their shares until the earlier of (i) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (ii) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of shares of common stock that does not exceed the greater of either of the following:

•

1% of the number of common shares then-outstanding, which will equal 269,711 shares of Class A Common Stock (calculated as of May 1, 2013 on the basis of the assumptions described above and assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants); or

•	the average weekly trading volume of our Class A Common Stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction (whether or not current public information about us is available). A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates of shares acquired after this offering will also be subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such shares beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our “affiliates,” as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our “affiliates” may resell those shares without compliance with Rule 144’s minimum holding period requirements (subject to the terms of the lock-up agreement referred to below, if applicable).

Registration Rights

Based on the number of shares outstanding as of May 1, 2013, after the consummation of this offering, the holders of approximately 13,782,089 shares of our common stock, assuming the underwriters do not exercise their overallotment option, including shares issuable upon exercise of warrants, or their transferees, will, subject to any lock-up agreements they have entered into, be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. For a description of these registration rights, please see the section titled “Description of Capital Stock—Registration Rights Agreements.” If the offer and sale of these shares are registered, they will be freely tradable without restriction under the Securities Act.

Stock Plans

We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock that we may issue upon exercise of outstanding options reserved for issuance under the 2012 Plan. Such registration statement is expected to be filed and become effective as soon as practicable after the consummation of this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material United States federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of the Class A Common Stock offered pursuant to this prospectus. This discussion is not a complete analysis of all of the potential United States federal income tax consequences relating thereto, nor does it address any estate and gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other United States federal tax laws, including Medicare taxes imposed on net investment income. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this prospectus. These authorities may change, possibly retroactively, resulting in United States federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of Class A Common Stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase shares of our Class A Common Stock offered pursuant to this prospectus and who hold our Class A Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the United States federal income tax laws, including, without limitation:

•	financial institutions, banks and thrifts;

•	insurance companies;

•	tax-exempt organizations;

•	“S” corporations, partnerships or other pass-through entities;

•	traders in securities that elect to mark to market;

•	holders subject to the alternative minimum tax;

•	regulated investment companies and real estate investment trusts;

•	broker-dealers or dealers in securities or currencies;

•	United States expatriates;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons subject to the alternative minimum tax; or

•	persons holding our stock as a hedge against currency risks or as a position in a straddle.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds shares of our Class A Common Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, upon the activities of the partnership, and upon certain determinations made at the partner level. Accordingly, partnerships holding shares of our Class A Common Stock and the partners in such partnerships should consult their tax advisors regarding the specific U.S. federal income tax consequences to them.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER UNITED STATES FEDERAL TAX LAWS.

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our Class A Common Stock that is neither a “U.S. person” nor a partnership for United States federal income tax purposes. A U.S. person is any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or of any state or in the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has a valid election in place to be treated as a United States person.

Distributions on Our Class A Common Stock

If we make cash or other property distributions on our Class A Common Stock, such distributions generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its Class A Common Stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below in the section relating to the sale or other taxable disposition of our Class A Common Stock.

Distributions that are treated as dividends generally will be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. For withholding purposes, we expect to treat all distributions as made out of our current or accumulated earnings and profits. However, amounts withheld should generally be refundable if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate under an applicable income tax treaty. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may apply for a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If a non-U.S. holder holds our Class A Common Stock in connection with the conduct of a trade or business in the United States, and dividends paid on the Class A Common Stock are effectively connected with such holder’s United States trade or business (and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from United States federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form). Any dividends paid on our Class A Common Stock that are effectively connected with a non-U.S. holder’s United States trade or business (and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates. A non-U.S. holder that is a foreign corporation also may be subject to an additional United States branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Sale or Other Taxable Dispositions of Our Class A Common Stock

Subject to the discussion of backup withholding below, a non-U.S. holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of the Class A Common Stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

such Class A Common Stock constitutes a “United States real property interest,” or USRPI, within the meaning of the Foreign Investment in Real Property Tax Act, or FIRPTA, by reason of our status as a “United States real property holding corporation,” or USRPHC, for United States federal income tax purposes.

Gain described in the first bullet point above generally will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates. A non-U.S. holder that is a foreign corporation also may be subject to an additional United States branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.
Gain described in the second bullet point above will be subject to United States federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by United States source capital losses (even though the individual is not considered a resident of the United States).

With respect to the third bullet point above, we believe we are and will remain a USRPHC for United States federal income tax purposes. Because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests, it is possible we may not remain a USRPHC in the future. Even though we believe we are a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our Class A Common Stock will not be subject to United States federal income tax if such class of stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually or constructively, 5% or less of such class of our common stock throughout the shorter of the five-year period ending on the date of the sale or other disposition or the non-U.S. holder’s holding period for such common stock. Although no assurance can be provided, we anticipate our Class A Common Stock will be considered regularly traded on an established securities market.

If gain on the sale or other taxable disposition of our Class A Common Stock were subject to taxation under FIRPTA as a sale of USRPI, the non-U.S. holder would be subject to regular United States federal income tax with respect to such gain (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if the sale or other taxable disposition of our Class A Common Stock is subject to tax under FIRPTA, and if shares of our Class A Common Stock are not “regularly traded” on an established securities market, the purchaser of the stock would be required to withhold and remit to the IRS 10% of the purchase price unless an exception applies.

Backup Withholding Tax and Information Reporting

We must report annually to each non-U.S. holder of our Class A Common Stock and to the IRS the amount of payments on the Class A Common Stock paid to such holder and the amount of any tax withheld with respect to those payments. These information reporting requirements apply even if no withholding was required because the payments were effectively connected with the non-U.S. holder’s conduct of a United States trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under an applicable income tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, however, generally will not apply to payments to a non-U.S. holder of the Class A Common Stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is not an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax Relating to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 through 1474 of the Code (commonly referred to as “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-United States entities. Specifically, a 30% withholding tax may be imposed on dividends on, and gross proceeds from the sale or other disposition of, our Class A Common Stock paid to a “foreign financial institution” or to a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations, withholding under FATCA generally will apply to payments of dividends made on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of stock on or after January 1, 2017. Prospective investors should consult their tax advisors regarding these withholding provisions the potential application of withholding under FATCA to their investment in our Class A Common Stock.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, we and the selling stockholder have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. are acting as representatives, or Representatives, the following respective numbers of shares of Class A Common Stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	2,871,000
Citigroup Global Markets Inc.	2,610,000
J.P. Morgan Securities LLC	1,609,500
Zelman Partners LLC	696,000
Houlihan Lokey Capital Inc.	565,500
Comerica Securities, Inc.	348,000

Total	8,700,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A Common Stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We and the selling stockholder have granted to the underwriters a 30-day option to purchase up to an aggregate maximum of 1,305,000 additional shares from us and the selling stockholder, including 652,500 additional shares from us and 652,500 additional shares from the selling stockholder, at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class A Common Stock.

The underwriters propose to offer the shares of Class A Common Stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $1.05 per share. After the initial public offering the Representatives may change the public offering price and concession.

The following table summarizes the compensation and estimated expenses we will pay (in thousands, except per share amounts):

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$1.75	$1.75	$11,418,750	$12,560,625
Expenses payable by us	$0.28	$0.25	$1,827,871	$1,827,871
Underwriting Discounts and Commissions paid by selling stockholder	$1.75	$1.75	$3,806,250	$4,948,125

We have also agreed to pay the costs and expenses of the underwriters related to the review by FINRA of the offering of Class A Common Stock, including filing fees and the fees and expenses of counsel for the underwriters relating to such review (such fees and expenses of counsel in an amount not to exceed $15,000). The Representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of Class A Common Stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the Representatives for a period of 180 days after the date of this prospectus. However, if either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the Representatives waive, in writing, such an extension.

Our officers and directors and certain of our stockholders, who will collectively own approximately 20.4 million shares of our common stock following this offering (including options and restricted stock units) assuming no exercise of the underwriters’ option to purchase additional shares, have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Representatives for a period of 180 days after the date of this prospectus. However, if either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the Representatives waive, in writing, such an extension.

We and the selling stockholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our Class A Common Stock has been approved for listing on The New York Stock Exchange under the symbol “WLH”.

Prior to this offering, there has been a limited public market for our Class A Common Stock. Consequently, the initial public offering price for the shares will be determined by negotiations between us and the Representatives and will not necessarily reflect the market price of the Class A Common Stock following this offering. The principal factors that will be considered in determining the initial public offering price will include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, the economic conditions in and the prospects for, the industry in which we compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development, our results of operations and our current financial condition;

•	our markets;

•	the prevailing general condition of the equity securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

We cannot assure you that the initial public offering price will correspond to the price at which our Class A Common Stock will trade in the public market subsequent to this offering or that an active trading market for the Class A Common Stock will develop and continue after this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the Class A Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the Class A Common Stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A Common Stock or preventing or retarding a decline in the market price of the Class A Common Stock. As a result, the price of our Class A Common Stock may be higher than the price that might otherwise exist in the open market. Since our Class A Common Stock has been approved for listing on The New York Stock Exchange, these transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The Representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Other Relationships and Conflicts of Interest

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have performed, and may in the future perform, various investment banking, commercial banking, financial advisory and other services for us, our affiliates and our officers in the ordinary course of business, for which they received and may receive customary fees and reimbursement of expenses. In particular, in connection with our December 2012 acquisition of Village Homes, Zelman Partners LLC provided investment banking services to certain affiliates of Village Homes and Houlihan Lokey Capital Inc. acted as financial advisor to the Company. In addition, affiliates of certain of the underwriters are expected to be lenders, and in some cases, agents or managers for the lenders, under our New Credit Facility.

In the ordinary course of their business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. In particular, in November 2012, Credit Suisse Securities (USA) LLC, Houlihan Lokey Capital Inc. and Comerica Securities, Inc. acted as initial purchasers of our New Notes.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the Class A Common Stock in Canada is being made only in the provinces of Ontario and Quebec on a private placement basis exempt from the requirement that we and the selling stockholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of Class A Common Stock are made. Any resale of the Class A Common Stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Class A Common Stock.

Representations of Purchasers

By purchasing Class A Common Stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us, the selling stockholder and the dealer from whom the purchase confirmation is received that:

•

The purchaser is a resident of either the province of Ontario or Quebec and is not acquiring the Class A Common Stock for the account or benefit of any individual or entity that is resident in any province or territory of Canada other than the province of Ontario or Quebec;

•

the purchaser is entitled under applicable provincial securities laws to purchase the Class A Common Stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus and Registration Exemptions,

•

the purchaser is a “Canadian permitted client” as defined in National Instrument 31-103—Registration Requirements and Exemptions, or as otherwise interpreted and applied by the Canadian Securities Administrators,

•	where required by law, the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under “Resale Restrictions,” and

•

the purchaser acknowledges and consents to the provision of specified information concerning the purchase of the Class A Common Stock to the regulatory authority that by law is entitled to collect the information, including certain personal information. For purchasers in Ontario, questions about such indirect collection of personal information should be directed to Administrative Support Clerk, Ontario Securities Commission, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8 or on (416) 593-3684.

Rights of Action—Ontario Purchasers

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the Class A Common Stock, for rescission against us and the selling stockholder in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the Class A Common Stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the Class A Common Stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholder. In no case will the amount recoverable in any action exceed the price at which the Class A Common Stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholder, will have no liability. In the case of an action for damages, we and the selling stockholder will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the Class A Common Stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of Class A Common Stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Class A Common Stock in their particular circumstances and about the eligibility of the Class A Common Stock for investment by the purchaser under relevant Canadian legislation.

NOTICE TO PROSPECTIVE INVESTORS IN THE EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time,

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED KINGDOM

Each of the underwriters severally represents, warrants and agrees as follows:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(b) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the Class A Common Stock in, from or otherwise involving the United Kingdom.

NOTICE TO PROSPECTIVE INVESTORS IN JAPAN

The underwriters will not offer or sell any of our Class A Common Stock directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

NOTICE TO PROSPECTIVE INVESTORS IN HONG KONG

The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, our Class A Common Stock other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32 of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to our Class A Common Stock which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

NOTICE TO PROSPECTIVE INVESTORS IN SINGAPORE

This prospectus or any other offering material relating to our Class A Common Stock has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and the Class A Common Stock will be offered in Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly our Class A Common Stock may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this prospectus or any other offering material relating to our Class A Common Stock be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act;

NOTICE TO PROSPECTIVE INVESTORS IN GERMANY

Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, the “Act”) of the Federal Republic of Germany has been or will be published with respect to our Class A Common Stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in (offentliches Angebot) within the meaning of the Act with respect to any of our Class A Common Stock otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

NOTICE TO PROSPECTIVE INVESTORS IN THE NETHERLANDS

Our Class A Common Stock may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to, individuals or legal entities situated in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institution, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, “Professional Investors”), provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our Class A Common Stock is publicly announced (whether electronically or otherwise) in The Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our Class A Common Stock, and this prospectus or any other offering material relating to our Class A Common Stock may not be considered an offer or the prospect of an offer to sell or exchange our Class A Common Stock.

NOTICE TO PROSPECTIVE INVESTORS IN FRANCE

The Class A Common Stock is being issued and sold outside the Republic of France and that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any Class A Common Stock to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to the Class A Common Stock, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated 1st October, 1998.

LEGAL MATTERS

The validity of the shares of Class A Common Stock offered by this prospectus has been passed upon for us by Latham & Watkins LLP, Costa Mesa, California. The validity of the shares of Class A Common Stock offered hereby has been passed upon for the underwriters by Milbank, Tweed, Hadley & McCloy LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of William Lyon Homes as of December 31, 2012 and for the period from January 1, 2012 through February 24, 2012, and the period from February 25, 2012 through December 31, 2012, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report covering the December 31, 2012 consolidated financial statements contains an explanatory paragraph that states that the Company entered into a plan of reorganization and emerged from bankruptcy on February 24, 2012, as discussed in notes 2 and 3 to the consolidated financial statements. As a result of the reorganization, the Company applied fresh start accounting and the consolidated financial information for periods after the reorganization date is presented on a different cost basis than that for the periods before the reorganization and, therefore, is not comparable.

The Company’s audited consolidated financial statements as of December 31, 2011 and for the two years then ended, included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Windes & McClaughry Accountancy Corporation, an independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing in giving said report.

Unless otherwise indicated, all statistical and economic market data included in this prospectus, and in particular in the sections entitled “Prospectus Summary,” “Market Opportunity” and “Description of Our Business,” is derived from market information prepared for us by JBREC, a nationally recognized independent research provider and consulting firm, and is included in this prospectus in reliance on JBREC’s authority as an expert in such matters. We have paid JBREC a fee of $45,000 for its services, plus an amount charged at an hourly rate for additional information we may require from JBREC from time to time in connection with its services.

WHERE YOU CAN FIND MORE INFORMATION

A copy of the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

We maintain a website at www.lyonhomes.com. You may access our reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information on our website does not constitute part of, and is not incorporated by reference into, this prospectus.

INDEX TO FINANCIAL STATEMENTS

Page

Audited Financial Statements as of December 31, 2012 and 2011 and for the period from January 1, 2012 through February 24, 2012, the period from February 25, 2012 through December 31, 2012, and for the years ended December 31, 2011 and 2010

Consolidated Balance Sheets	F-4

Consolidated Statements of Operations	F-5

Consolidated Statements of Equity (Deficit)	F-6

Consolidated Statements of Cash Flows	F-7

Notes to Consolidated Financial Statements	F-9

Unaudited Financial Statements as of March 31, 2013, for the three months ended March 31, 2013, for the period from January 1, 2012 through February 24, 2012, and the period from February 25, 2012 through March 31, 2012, (unaudited), and as of December 31, 2012 (audited)

Condensed Consolidated Balance Sheets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	F-58

Condensed Consolidated Statements of Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	F-59

Condensed Consolidated Statement of Equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . .	F-60

Condensed Consolidated Statements of Cash Flows . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	F-61

Notes to Condensed Consolidated Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	F-62

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

William Lyon Homes:

We have audited the accompanying consolidated balance sheet of William Lyon Homes and subsidiaries (the Company) as of December 31, 2012 (Successor), and the related consolidated statements of operations, equity (deficit) and cash flows for the periods from January 1, 2012 through February 24, 2012 (Predecessor) and February 25, 2012 through December 31, 2012 (Successor). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of William Lyon Homes and subsidiaries as of December 31, 2012 (Successor) and the results of their operations and their cash flows for the periods from January 1, 2012 through February 24, 2012 (Predecessor) and February 25, 2012 through December 31, 2012 (Successor) in conformity with U.S. generally accepted accounting principles.

As discussed in notes 2 and 3 to the consolidated financial statements, the Company entered into a plan of reorganization and emerged from bankruptcy on February 24, 2012. As a result of the reorganization, the Company applied fresh start accounting and the consolidated financial information for periods after the reorganization date is presented on a different cost basis than that for the periods before the reorganization and, therefore, is not comparable.

/s/ KPMG LLP

Irvine, California

March 15, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

William Lyon Homes

We have audited the accompanying consolidated balance sheets of William Lyon Homes (the “Company”) as of December 31, 2011, and the related consolidated statements of operations, equity (deficit) and cash flows for each of the two years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of William Lyon Homes as of December 31, 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

As more fully described in Note 2, the Company filed for protection under Chapter 11 of the Bankruptcy Code on December 19, 2011 and emerged from bankruptcy on February 24, 2012. Accordingly, the accompanying consolidated financial statements as of December 31, 2011 and for the year then ended, which includes the impact of the period from December 19, through December 31, 2011, have been prepared in accordance with Accounting Standards Codification Topic 852, Reorganizations. The Company applied debtor in possession reporting for the period described above resulting in a lack of comparability with the prior financial statements.

/s/ WINDES & MCCLAUGHRY

Irvine, California

January 21, 2013

WILLIAM LYON HOMES

CONSOLIDATED BALANCE SHEETS

(in thousands except number of shares and par value per share)

	Successor	Predecessor
	December 31,
	2012	2011
ASSETS
Cash and cash equivalents—Note 1	$71,075	$20,061
Restricted cash—Note 1	853	852
Receivables	14,789	13,732
Real estate inventories—Note 7
Owned	421,630	398,534
Not owned	39,029	47,408
Deferred loan costs, net	7,036	8,810
Goodwill—Note 8	14,209	—
Intangibles, net of accumulated amortization of $5,757 as of December 31, 2012—Note 9	4,620	—
Other assets, net	7,906	7,554

Total assets	$581,147	$496,951

LIABILITIES AND EQUITY (DEFICIT)
Liabilities not subject to compromise
Accounts payable	$18,735	$1,436
Accrued expenses	41,770	2,082
Liabilities from inventories not owned—Note 15	39,029	47,408
Notes payable—Note 10	13,248	74,009
Senior Secured Term Loan due January 31, 2015—Note 10	—	206,000
8 1/2% Senior Notes due November 15, 2020—Note 10	325,000	—

	437,782	330,935

Liabilities subject to compromise
Accounts payable	—	3,946
Accrued expenses	—	48,457
7 5/8% Senior Notes due December 15, 2012—Note 10	—	66,704
10 3/4% Senior Notes due April 1, 2013—Note 10	—	138,912
7 1/2% Senior Notes due February 15, 2014—Note 10	—	77,867

	—	335,886

Commitments and contingencies—Note 19
Redeemable convertible preferred stock—Note 16:
Redeemable convertible preferred stock, par value $0.01 per share; 80,000,000 shares authorized; 77,005,744 shares issued and outstanding at December 31, 2012	71,246	—
Equity (deficit):
William Lyon Homes stockholders’ equity (deficit)—Note 17
Common stock (Predecessor), par value $0.01 per share; 3,000 shares authorized; 1,000 shares outstanding at December 31, 2011	—	—
Common stock, Class A, par value $0.01 per share; 340,000,000 shares authorized; 70,121,378 shares issued and outstanding at December 31, 2012	701	—
Common stock, Class B, par value $0.01 per share; 50,000,000 shares authorized; 31,464,548 shares issued and outstanding at December 31, 2012	315	—
Common stock, Class C, par value $0.01 per share; 120,000,000 shares authorized; 16,020,338 shares issued and outstanding at December 31, 2012	160	—
Common stock, Class D, par value $0.01 per share; 30,000,000 shares authorized; 2,499,293 shares outstanding at December 31, 2012	25	—
Additional paid-in capital	73,113	48,867
Accumulated deficit	(11,602)	(228,383)

Total William Lyon Homes stockholders’ equity (deficit)	62,712	(179,516)
Noncontrolling interest—Note 5	9,407	9,646

Total equity (deficit)	72,119	(169,870)

Total liabilities and equity (deficit)	$581,147	$496,951

See accompanying notes to consolidated financial statements

WILLIAM LYON HOMES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands except number of shares and per share data)

	Successor	Predecessor
	Period from February 25 through December 31, 2012	Period from January 1 through February 24, 2012	Year Ended December 31,
			2011	2010
Operating revenue
Home sales	$244,610	$16,687	$207,055	$266,865
Lots, land and other sales	104,325	—	—	17,204
Construction services—Note 1	23,825	8,883	19,768	10,629

	372,760	25,570	226,823	294,698

Operating costs
Cost of sales—homes	(203,203)	(14,598)	(184,489)	(225,751)
Cost of sales—lots, land and other	(94,786)	—	(4,234)	(20,426)
Impairment loss on real estate assets—Note 7	—	—	(128,314)	(111,860)
Construction services—Note 1	(21,416)	(8,223)	(18,164)	(7,805)
Sales and marketing	(13,928)	(1,944)	(16,848)	(19,746)
General and administrative	(26,095)	(3,302)	(22,411)	(25,129)
Amortization of intangible assets—Note 9	(5,757)	—	—	—
Other	(2,909)	(187)	(3,983)	(2,740)

	(368,094)	(28,254)	(378,443)	(413,457)

Equity in income of unconsolidated joint ventures	—	—	3,605	916

Operating income (loss)	4,666	(2,684)	(148,015)	(117,843)
(Loss) gain on extinguishment of debt—Note 10	(1,392)	—	—	5,572
Interest expense, net of amounts capitalized—Note 1	(9,127)	(2,507)	(24,529)	(23,653)
Other income, net	1,528	230	838	57

Loss before reorganization items and (provision) benefit from income taxes	(4,325)	(4,961)	(171,706)	(135,867)
Reorganization items, net—Note 4	(2,525)	233,458	(21,182)	—

(Loss) income before (provision) benefit from income taxes	(6,850)	228,497	(192,888)	(135,867)
(Provision) benefit from income taxes—Note 13	(11)	—	(10)	412

Net (loss) income	(6,861)	228,497	(192,898)	(135,455)
Less: Net income attributable to noncontrolling interest	(1,998)	(114)	(432)	(1,331)

Net (loss) income attributable to William Lyon Homes	(8,859)	228,383	(193,330)	(136,786)
Preferred stock dividends	(2,743)	—	—	—

Net (loss) income available to common stockholders	$(11,602)	$228,383	$(193,330)	$(136,786)

(Loss) income per common share, basic and diluted	$(0.11)	$228,383	$(193,330)	$(136,786)
Weighted average common shares outstanding, basic and diluted	103,037,842	1,000	1,000	1,000

See accompanying notes to consolidated financial statements

WILLIAM LYON HOMES

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)

(in thousands)

	William Lyon Homes Stockholders				Non- Controlling Interest	Total
	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)
	Shares	Amount
Balance—December 31, 2009 (Predecessor)	1	$—	$48,867	$101,733	$7,599	$158,199
Cash contributions to members of consolidated entities	—	—	—	—	6,546	6,546
Cash distributions to members of consolidated entities	—	—	—	—	(3,913)	(3,913)
Net (loss) income	—	—	—	(136,786)	1,331	(135,455)

Balance—December 31, 2010 (Predecessor)	1	—	48,867	(35,053)	11,563	25,377
Cash contributions to members of consolidated entities	—	—	—	—	6,605	6,605
Cash distributions to members of consolidated entities	—	—	—	—	(8,954)	(8,954)
Net (loss) income	—	—	—	(193,330)	432	(192,898)

Balance—December 31, 2011 (Predecessor)	1	—	48,867	(228,383)	9,646	(169,870)
Cash contributions to members of consolidated entities	—	—	—	—	1,825	1,825
Cash distributions to members of consolidated entities	—	—	—	—	(1,897)	(1,897)
Net (loss) income	—	—	—	(7,201)	114	(7,087)

Balance—February 24, 2012 (Predecessor)	1	—	48,867	(235,584)	9,688	(177,029)
Cancellation of predecessor common stock	(1)	—	—	—	—	—
Plan of reorganization and fresh start valuation adjustments	—	—	—	186,717	(1,588)	185,129
Elimination of predecessor accumulated deficit	—	—	(48,867)	48,867	—	—

Balance—February 24, 2012 (Predecessor)	—	—	—	—	8,100	8,100
Issuance of new common stock in connection with emergence from Chapter 11	92,368	924	43,191	—	—	44,115

Balance—February 24, 2012 (Successor)	92,368	924	43,191	—	8,100	52,215
Net (loss) income	—	—	—	(8,859)	1,998	(6,861)
Cash contributions to members of consolidated entities	—	—	—	—	15,313	15,313
Cash distributions to members of consolidated entities	—	—	—	—	(16,004)	(16,004)
Issuance of common stock	25,239	252	26,248	—	—	26,500
Issuance of restricted stock	2,499	25	(25)	—	—	—
Stock based compensation	—	—	3,699	—	—	3,699
Preferred stock dividends	—	—	—	(2,743)	—	(2,743)

Balance—December 31, 2012 (Successor)	120,106	$1,201	$73,113	$(11,602)	$9,407	$72,119

See accompanying notes to consolidated financial statements

WILLIAM LYON HOMES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Successor	Predecessor
	Period from February 25 through December 31, 2012	Period from January 1 through February 24, 2012	Year Ended December 31,
			2011	2010
Operating activities
Net (loss) income	$(6,861)	$228,497	$(192,898)	$(135,455)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	6,631	586	3,875	3,718
Impairment loss on real estate assets	—	—	128,314	111,860
Stock based compensation expense	3,699	—	—	—
Equity in income of unconsolidated joint ventures	—	—	(3,605)	(916)
Loss on sale of fixed asset	—	—	83	122
Reorganization items:
Cancellation of debt	—	(298,831)	—	—
Plan implementation and fresh start adjustments	—	49,302	—	—
Write-off of deferred loan costs	—	8,258	—	—
Accrued professional fees	—	—	1,000	—
Loss (gain) on extinguishment of debt	1,104	—	—	(5,572)
Net changes in operating assets and liabilities:
Restricted cash	(1)	—	(211)	3,711
Receivables	(2,924)	941	4,767	(2,205)
Income tax refunds receivable	—	—	—	107,401
Real estate inventories—owned	30,256	(7,047)	18,151	(66,317)
Real estate inventories—not owned	7,129	1,250	—	—
Other assets	605	206	(4,422)	15,898
Accounts payable	7,706	4,618	(1,522)	(4,142)
Accrued expenses	9,778	(3,851)	7,817	(3,984)
Liabilities from real estate inventories not owned	(7,129)	(1,250)	—	—

Net cash provided by (used in) operating activities	49,993	(17,321)	(38,651)	24,119

Investing activities
Investment in and advances to unconsolidated joint ventures	—	—	—	(194)
Distributions from unconsolidated joint ventures	—	—	1,435	4,183
Cash paid for acquisitions, net	(33,201)	—	—	—
Purchases of property and equipment	(312)	—	(128)	(64)

Net cash (used in) provided by investing activities	(33,513)	—	1,307	3,925

WILLIAM LYON HOMES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(in thousands)

	Successor	Predecessor
	Period from February 25 through December 31, 2012	Period from January 1 through February 24, 2012	Year Ended December 31,
			2011	2010
Financing activities
Proceeds from borrowings on notes payable	13,248	—	—	7,087
Proceeds from issuance of 8 1/2% Senior Notes	325,000	—	—	—
Principal payments on notes payable	(73,676)	(616)	(11,532)	(52,797)
Principal payments on Senior Secured Term Loan	(235,000)	—	—	—
Principal payments on Senior Subordinated Secured Notes	(75,916)	—	—	—
Proceeds from reorganization	—	30,971	—	—
Proceeds from issuance of convertible preferred stock	14,000	50,000	—	—
Proceeds from issuance of common stock	16,000	—	—	—
Proceeds from debtor in possession financing	—	5,000	—	—
Principal payment of debtor in possession financing	—	(5,000)	—	—
Payment of deferred loan costs	(7,181)	(2,491)	—	—
Net cash paid for repurchase of Senior Notes	—	—	—	(31,268)
Payment of preferred stock dividends	(1,721)	—	—	—
Noncontrolling interest contributions	15,313	1,825	6,605	6,546
Noncontrolling interest distributions	(16,004)	(1,897)	(8,954)	(3,913)

Net cash (used in) provided by financing activities	(25,937)	77,792	(13,881)	(74,345)

Net (decrease) increase in cash and cash equivalents	(9,457)	60,471	(51,225)	(46,301)
Cash and cash equivalents—beginning of period	80,532	20,061	71,286	117,587

Cash and cash equivalents—end of period	$71,075	$80,532	$20,061	$71,286

Supplemental disclosures:
Cash paid for professional fees relating to the reorganization	$3,228	$7,813	$20,182	$—

Supplemental disclosures of non-cash investing and financing activities:
Issuance of common stock related to land acquisition	$10,500	$—	$—	$—

Land contributed in lieu of cash for common stock	$—	$4,029	$—	$—

Distributions of real estate from unconsolidated joint ventures	$—	$—	$800	$—

Accretion of payable in kind dividends on convertible preferred stock	$860	$—	$—	$—

Preferred stock dividends, accrued	$162	$—	$—	$—

Net change in real estate inventories—not owned and liabilities from inventories not owned	$—	$—	$7,862	$10,652

Note payable issued in conjunction with land acquisition	$—	$—	$55,000	$—

See accompanying notes to consolidated financial statements

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Basis of Presentation and Significant Accounting Policies

Operations

William Lyon Homes, a Delaware corporation (“Parent” and together with its subsidiaries, the “Company”), are primarily engaged in designing, constructing and selling single family detached and attached homes in California, Arizona, Nevada and Colorado (under the Village Homes brand).

Basis of Presentation

We applied the accounting under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 852 (“ASC 852”), “Reorganizations,” as of February 24, 2012 (see Note 3). Therefore, our consolidated balance sheet as of December 31, 2012, which is referred to as that of the “Successor”, includes adjustments resulting from the reorganization and application of ASC 852 and is not comparable to our balance sheet as of December 31, 2011, which is referred to as that of the “Predecessor”. References to the “Successor” in the consolidated financial statements and the notes thereto refer to the Company after giving effect to the reorganization and application of ASC 852. References to the “Predecessor” refer to the Company prior to the reorganization and application of ASC 852.

The preparation of the Company’s financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities as of December 31, 2012 and 2011 and revenues and expenses for the period from January 1, 2012 through February 24, 2012, period from February 25, 2012 through December 31, 2012, and years ended December 31, 2011 and 2010. Accordingly, actual results could differ from those estimates. The significant accounting policies using estimates include real estate inventories and cost of sales, impairment of real estate inventories, warranty reserves, loss contingencies, sales and profit recognition, accounting for variable interest entities, and fresh start accounting. The current economic environment increases the uncertainty inherent in these estimates and assumptions.

The consolidated financial statements include the accounts of the Company and all majority-owned and controlled subsidiaries and joint ventures, and certain joint ventures and other entities which have been determined to be variable interest entities in which the Company is considered the primary beneficiary (see Note 5). The accounting policies of the joint ventures are substantially the same as those of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

Real Estate Inventories

Real estate inventories are carried at cost net of impairment losses, if any. Real estate inventories consist primarily of land deposits, land and land under development, homes completed and under construction, and model homes. All direct and indirect land costs, offsite and onsite improvements and applicable interest and other carrying charges are capitalized to real estate projects during periods when the project is under development. Land, offsite costs and all other common costs are allocated to land parcels benefited based upon relative fair values before construction. Onsite construction costs and related carrying charges (principally interest and property taxes) are allocated to the individual homes within a phase based upon the relative sales value of the homes. The Company relieves its accumulated real estate inventories through cost of sales for the estimated cost of homes sold. Selling expenses and other marketing costs are expensed in the period incurred. A provision for warranty costs relating to the Company’s limited warranty plans is included in cost of sales and accrued expenses at the time the sale of a home is recorded. The Company generally reserves approximately one to one and one quarter percent of the sales price of its homes against the possibility of future charges relating to its one-year

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

limited warranty and similar potential claims. Factors that affect the Company’s warranty liability include the number of homes under warranty, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary. Changes in the Company’s warranty liability for the period from February 25, 2012 through December 31, 2012, period from January 1, 2012 through February 24, 2012, and the year ended December 31, 2011 and 2010 are as follows (in thousands):

	Successor	Predecessor
	Period from February 25 through December 31, 2012	Period from January 1 through February 24, 2012	Year Ended December 31,
			2011	2010
Warranty liability, beginning of period	$14,000	$14,314	$16,341	$21,365
Warranty provision during period	2,731	187	2,380	2,574
Warranty payments during period	(3,216)	(845)	(4,699)	(8,277)
Warranty charges related to pre-existing warranties during period	802	199	292	679
Fresh start adjustment	—	145	—	—

Warranty liability, end of period	$14,317	$14,000	$14,314	$16,341

Interest incurred under the Company’s debt obligations, as more fully discussed in Note 10, is capitalized to qualifying real estate projects under development. Any additional interest charges related to real estate projects not under development are expensed in the period incurred. Interest activity for the period from February 25, 2012 through December 31, 2012, period from January 1, 2012 through February 24, 2012, and the year ended December 31, 2011 and 2010 are as follows (in thousands):

	Successor	Predecessor
	Period from February 25 through December 31, 2012	Period from January 1 through February 24, 2012	Year Ended December 31,
			2011	2010
Interest incurred	$30,526	$7,145	$61,464	$62,791
Less: Interest capitalized	(21,399)	(4,638)	(36,935)	(39,138)

Interest expense, net of amounts capitalized	$9,127	$2,507	$24,529	$23,653

Cash paid for interest	$26,560	$8,924	$48,018	$59,748

Construction Services

The Company accounts for construction management agreements using the Percentage of Completion Method in accordance with FASB ASC Topic 605 Revenue Recognition (“ASC 605”). Under ASC 605, the Company records revenues and expenses as a contracted project progresses, and based on the percentage of costs incurred to date compared to the total estimated costs of the contract.

The Company entered into construction management agreements to build, sell and market homes in certain communities. For such services, the Company will receive fees (generally 3 to 5 percent of the sales price, as defined) and may, under certain circumstances, receive additional compensation if certain financial thresholds are achieved.

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial Instruments

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash investments, receivables, and deposits. The Company typically places its cash investments in investment grade short-term instruments. Deposits, included in other assets, are due from municipalities or utility companies and are generally collected from such entities through fees assessed to other developers. The Company is an issuer of, or subject to, financial instruments with off-balance sheet risk in the normal course of business which exposes it to credit risks. These financial instruments include letters of credit and obligations in connection with assessment district bonds. These off-balance sheet financial instruments are described in more detail in Note 19.

Cash and Cash Equivalents

Short-term investments with a maturity of three months or less when purchased are considered cash equivalents. The Company’s cash and cash equivalents balance exceeds federally insurable limits as of December 31, 2012 and 2011. The Company monitors the cash balances in its operating accounts and adjusts the cash balances as appropriate; however, these cash balances could be negatively impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss or lack of access to cash in its operating accounts.

Restricted Cash

Restricted cash consists of deposits made by the Company to a bank account as collateral for the use of letters of credit to guarantee the Company’s financial obligations under certain other contractual arrangements in the normal course of business.

Deferred Loan Costs

Deferred loan costs represent debt issuance cost and are primarily amortized to interest expense using the straight line method which approximates the effective interest method.

Goodwill

In accordance with the provisions of ASC 350, Intangibles, Goodwill and Other, goodwill amounts are not amortized, but rather are analyzed for impairment at the reporting segment level. Goodwill is analyzed on an annual basis, or when indicators of impairment exist. We have determined that we have five reporting segments, as discussed in Note 6, and we will perform an annual goodwill impairment analysis during the fourth quarter of each fiscal year, with the first annual testing carried out in the fourth quarter of fiscal year 2012.

Intangible Assets

Recorded intangible assets primarily relate to construction management contracts, homes in backlog, and joint venture management fee contracts recorded in conjunction with ASC 852. Such assets were valued based on expected cash flows related to home closings, and the asset is amortized on a per unit basis, as homes under the contracts close.

Income (loss) per common share

The Company computes income (loss) per common share in accordance with FASB ASC Topic 260, Earnings per Share, which requires income (loss) per common share for each class of stock to be calculated using the two-class method. The two-class method is an allocation of income (loss) between the holders of common stock and a company’s participating security holders.

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Basic income (loss) per common share is computed by dividing income or loss available to common stockholders by the weighted average number of shares of common stock outstanding. For purposes of determining diluted income (loss) per common share, basic income (loss) per common share is further adjusted to include the effect of potential dilutive common shares outstanding.

Income Taxes

Income taxes are accounted for under the provisions of Financial Accounting Standards Board ASC 740, Income Taxes, using an asset and liability approach. Deferred income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and operating loss and tax credit carryforwards measured by applying currently enacted tax laws. A valuation allowance is provided to reduce net deferred tax assets to an amount that is more likely than not to be realized. ASC 740 prescribes a recognition threshold and a measurement criteria for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be considered “more-likely-than-not” to be sustained upon examination by taxing authorities. The Company has taken positions in certain taxing jurisdictions for which it is more likely than not that previously unrecognized tax benefits will be recognized. In addition, the Company has elected to recognize interest and penalties related to uncertain tax positions in the income tax provision.

Impact of Recent Accounting Pronouncements

In 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU represents the converged guidance of the FASB and the IASB (the Boards) on fair value measurement and results in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” Our adoption of these new provisions of ASU 2011-04 on January 1, 2012 did not have an impact on our consolidated financial statements.

In 2012, the FASB issued ASU 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. The amendments permit an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30. Previous guidance required an entity to test indefinite-lived intangible assets for impairment, on at least an annual basis, by comparing the fair value of the asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an entity should recognize an impairment loss in the amount of that excess. An entity has the option not to calculate annually the fair value of an indefinite-lived intangible asset if the entity determines that it is not more likely than not that the asset is impaired. For the year ended December 31, 2012, the Company did not elect to use qualitative assessment option permitted by this amendment; however, the Company anticipates using the qualitative assessment option in future periods.

Reclassifications

Certain balances on the financial statements and certain amounts presented in the notes have been reclassified in order to conform to current year presentation.

Note 2—Emergence from Chapter 11

On December 19, 2011, William Lyon Homes (the “Company”) and certain of its direct and indirect wholly-owned subsidiaries filed voluntary petitions, under chapter 11 of Title 11 of the United States Code, as

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amended (the “Chapter 11 Petitions”), in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) to seek approval of the Prepackaged Joint Plan of Reorganization (the “Plan”) of the Company and certain of its subsidiaries. The Chapter 11 Petitions were jointly administered under the caption In re William Lyon Homes, et al., Case No. 11-14019 (the “Chapter 11 Cases”). The sole purpose of the Chapter 11 Cases was to restructure the Company’s debt obligations and strengthen its balance sheet.

On February 10, 2012, the Bankruptcy Court confirmed the Plan. On February 24, 2012, the Company and its subsidiaries consummated the principal transactions contemplated by the Plan, including:

•

the issuance of 44,793,255 shares of the Company’s new Class A Common Stock, $0.01 par per share (“Class A Common Stock”) and $75 million aggregate principal amount of 12% Senior Subordinated Secured Notes due 2017 (“Second Lien Notes”) issued by the Company’s wholly-owned subsidiary, William Lyon Homes, Inc. (“Borrower”) in exchange for the claims held by the holders of the formerly outstanding notes of Borrower;

•

the amendment of the Borrower’s loan agreement with ColFin WLH Funding, LLC and certain other lenders which resulted, among other things, in the increase in the principal amount outstanding under the loan agreement, the reduction in the interest rate payable under the loan agreement, and the elimination of any prepayment penalty under the loan agreement;

•

the issuance, in exchange for cash and land deposits of $25 million, of 31,464,548 shares of the Company’s new Class B Common Stock, $0.01 par value per share (“Class B Common Stock”) and warrants to purchase 15,737,294 shares of Class B Common Stock;

•

the issuance of 64,831,831 shares of Parent’s new Convertible Preferred Stock, $0.01 par value per share, or Convertible Preferred Stock, for $50.0 million in cash, and 12,966,366 shares of Parent’s new Class C Common Stock, $0.01 par value per share or Class C Common Stock, for $10.0 million in cash. The aggregate cash consideration of $60 million was apportioned between Common and Preferred in accordance with the Plan; and

•

the issuance of an additional 3,144,000 shares of Class C Common Stock to Luxor Capital Group LP as a transaction fee in consideration for providing the backstop commitment of the offering of shares of Class C Common Stock and Convertible Preferred Stock in connection with the Plan.

Note 3—Fresh Start Accounting and Effects of the Plan

As required by U.S. GAAP, effective as of February 24, 2012, we adopted fresh start accounting following the guidance of ASC 852. Fresh start accounting results in the Company becoming a new entity for financial reporting purposes. Accordingly, our consolidated financial statements for periods prior to February 25, 2012 are not comparable to consolidated financial statements presented on or after February 25, 2012. Fresh start accounting was required upon emergence from Chapter 11 because holders of voting shares immediately before confirmation of the Plan received less than 50% of the emerging entity and the reorganization value of our assets immediately before confirmation of our Plan was less than our post-petition liabilities and allowed claims. Fresh start accounting results in a new basis of accounting and reflects the allocation of our estimated fair value to underlying assets and liabilities. Our estimates of fair value are inherently subject to significant uncertainties and contingencies beyond our reasonable control. Accordingly, there can be no assurance that the estimates, assumptions, valuations, appraisals and financial projections will be realized, and actual results could vary materially. Moreover, the market value of our common stock may differ materially from the equity valuation for accounting purposes under ASC 852. In addition, the cancellation of debt income and the allocation of the attribute reduction for tax purposes is an estimate and will not be finalized until the 2012 tax return is filed. Any change resulting from this estimate could impact deferred taxes.

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under ASC 852, the Successor Company must determine a value to be assigned to the equity of the emerging company as of the date of adoption of fresh-start accounting, which was February 24, 2012 for the Company, the date the Debtors emerged from Chapter 11. To facilitate the adoption of fresh start accounting, the Company engaged a third-party valuation firm to assist with assessing enterprise value, and the allocation of value to the assets and liabilities of the Company. To calculate enterprise value, the Company used a discounted cash flow analysis, considering a weighted average cost of capital of 16.5%, and utilized a Gordon Growth model with a 3.0% growth rate to calculate terminal value. The analysis resulted in an enterprise value of $485.0 million, which was used as the enterprise value for fresh start accounting. The Company’s total debt was valued at $384.5 million, which consists of the following:

•

$6.3 million related to a construction note payable with an outstanding principal amount of $6.5 million, which reflects an adjustment of $(0.2) million. The Company discounted the contractual interest and principal payments using a risk adjusted rate of 12.5%.

•

$56.3 million related to a construction note payable with an outstanding principal amount of $55.0 million, which reflects an adjustment of $1.3 million. The Company discounted the contractual interest and principal payments using a risk adjusted rate of 12.5%.

•

$2.9 million related to a seller note arrangement that matured on March 1, 2012, 6 days after the plan of reorganization was approved. The payment was made in full, therefore the value of the note was the amount paid.

•

The remaining debt that was renegotiated as part of the Company’s plan of reorganization, consists of a construction note payable of $9.0 million, the $235.0 million Senior Secured Term Loan and the $75.0 million Senior Subordinated Secured Notes due 2017. In accordance with ASC 820, Fair Value Measurements and Disclosures, fair value is defined as, “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. As these debt amounts were negotiated as part of the reorganization by market participants, their carrying value at that date is representative of fair value.

The enterprise value of the Company was $485.0 million, which includes $384.5 million fair value of debt, as detailed above, and $100.5 million of equity value. The value of each type of equity security was determined using an option pricing model used in accordance with ASC 718, Valuation of Stock Compensation, and treated the redeemable convertible preferred stock, the common stock and the common stock warrants as separate securities. Based on the rights and preferences of each security, the Company valued each security based on a series of five events:

(i)	liquidation preference of the redeemable convertible preferred stock,

(ii)	timing of participation of Class A and B shares of common stock,

(iii)	timing of participation of Class C shares of common stock,

(iv)	conversion of preferred shares into common shares, and

(v)	exercise of warrants

The Company used an option pricing model and the relative rights of the securities to allocate the $100.5 million among the redeemable convertible preferred stock, the common stock and the warrants. Each security was valued based on the relative rights and preferences and a three year term to liquidity event, volatility of 59% based on public company comparables, a risk free rate of .43% based on a three year treasury rate. In addition, the redeemable convertible preferred stock has a dividend yield of 6% and the common stock and warrants have a discount for lack of marketability of 38%. Based on these inputs and the assumptions, the redeemable

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

convertible preferred stock was valued at $56.4 million, the common stock was valued at $43.1 million and the warrants were valued at $1.0 million.

The estimated enterprise value and the equity value are highly dependent on the achievement of the future financial results contemplated in the projections that were set forth in the disclosure statement to the Plan. The estimates and assumptions made in the valuation are inherently subject to significant uncertainties. The primary assumptions for which there is a reasonable possibility of the occurrence of a variation that would have significantly affected the reorganization value include the assumptions regarding the number of homes sold and homes closed, average sales prices, operating expenses, the amount and timing of construction costs and the discount rate utilized.

Fresh-start accounting reflects the value of the Successor as determined in the confirmed Plan. Under fresh-start accounting, asset values are remeasured and allocated based on their respective fair values in conformity with the purchase method of accounting for business combinations in FASB ASC Topic 805, “Business Combinations” (“FASB ASC 805”). Liabilities existing as of February 24, 2012, the Effective Date, other than deferred taxes, were recorded at the present value of amounts expected to be paid using appropriate risk adjusted interest rates. Deferred taxes were determined in conformity with applicable accounting standards. Predecessor accumulated depreciation, accumulated amortization and retained deficit were eliminated.

In conjunction with the adoption of fresh start accounting, certain intangible assets including, the value of the Company’s homes in backlog, construction management contracts and joint venture management fee contracts were recorded at their estimated fair values as of February 24, 2012 in the amount of $9.5 million. The Company’s backlog was valued using the With/Without Method of the Income Approach to estimate the fair value of the backlog. This asset is amortized on a straight line basis, as homes that were in backlog as of February 24, 2012, are closed or the contract is cancelled.

The construction management contracts and joint venture management fee contracts were valued using the Multi-period Excess Earnings method of the Income Approach to estimate the fair value. Since these assets are valued based on expected cash flows related to home closings, the asset is amortized on a straight line basis, as homes under the contracts close.

The following fresh start consolidated balance sheet presents the implementation of the Plan and the adoption of fresh start accounting as of the Effective Date. Reorganization adjustments have been recorded within the consolidated balance sheet to reflect the effects of the Plan, including discharge of liabilities subject to compromise and the adoption of fresh start accounting in accordance with ASC 852.

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATED BALANCE SHEETS

(in thousands except number of shares and par value per share)

	February 24, 2012
	Predecessor	Plan of Reorganization Adjustments		Fresh Start Accounting Adjustments		Successor
ASSETS
Cash and cash equivalents	$12,787	$67,746	(a)	$—		$80,533
Restricted cash	852	—		—		852
Receivables	12,790	—		(996	)(m)	11,794
Real estate inventories
Owned	405,632	4,029	(b)	(1,198	)(n)	408,463
Not owned	46,158	—		—		46,158
Property & equipment, net	962	—		(421	)(o)	541
Deferred loan costs	8,258	(5,767	)(c)	—		2,491
Goodwill	—	—		14,209	(p)	14,209
Intangibles	—	—		9,470	(q)	9,470
Other assets	6,307	47	(d)	—		6,354

Total assets	$493,746	$66,055		$21,064		$580,865

LIABILITIES AND EQUITY (DEFICIT)
Liabilities not subject to compromise
Accounts payable	$10,000	$—		$—		$10,000
Accrued expenses	31,391	—		221	(r)	31,612
Liabilities from inventories not owned	46,158	—		—		46,158
Notes payable	78,394	(5,000	)(f)	1,100	(s)	74,494
Senior Secured Term Loan due January 31, 2015	206,000	29,000	(g)	—		235,000
Senior Subordinated Secured Notes due February 25, 2017	—	75,000	(h)	—		75,000

	371,943	99,000		1,321		472,264

Liabilities subject to compromise
Accrued expenses	15,297	(15,297	)(e)	—		—
7 5/8% Senior Notes due December 15, 2012	66,704	(66,704	)(e)	—		—
10 3/4% Senior Notes due April 1, 2013	138,964	(138,964	)(e)	—		—
7 1/2% Senior Notes due February 15, 2014	77,867	(77,867	)(e)	—		—

	298,832	(298,832)		—		—

Redeemable convertible preferred stock	—	56,386	(i)	—		56,386
Equity (deficit):
William Lyon Homes stockholders’ equity (deficit)
Common stock, Class A	—	448	(j)	—		448
Common stock, Class B	—	315	(j)	—		315
Common stock, Class C	—	161	(j)	—		161
Additional paid-in capital	48,867	(21,177	)(k)	15,501	(t)	43,191
Accumulated deficit	(235,584)	229,754	(l)	5,830	(u)	—

Total William Lyon Homes stockholder’s equity (deficit)	(186,717)	209,501		21,331		44,115
Noncontrolling interest	9,688	—		(1,588	)(v)	8,100

Total equity (deficit)	(177,029)	209,501		19,743		52,215

Total liabilities and equity (deficit)	$493,746	$66,055		$21,064		$580,865

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes to Plan of Reorganization and Fresh Start Accounting Adjustments:

a	Reflects net cash received of $81.0 million from the issuance of new equity, reduced by the repayment of DIP financing of $5.2 million, payment of financing fees of $2.6 million and other reorganization related costs of $5.4 million.

b	Reflects contribution of land option deposit in lieu of cash for Class B Common Stock.

c	Reflects the write-off of the remaining deferred loan costs of the Old Notes net of capitalization of deferred loan costs related to the Amended Term Loan.

d	Reflects prepaid property taxes to obtain title insurance for the second lien notes. Deferred tax assets are not reflected on the balance sheet as they have been fully reserved.

e	Reflects the extinguishment of liabilities subject to compromise (“LSTC”) at emergence. LSTC was comprised of $283.5 million of Old Notes and $15.3 million of related accrued interest. The holders of the Old Notes received Class A common stock of the Successor entity.

f	Reflects repayment of amounts outstanding under the DIP Credit Agreement pursuant to the Plan.

g	Reflects the additional principal added to the Amended Term Loan, in accordance with the Plan.

h	Reflects the issuance of Senior Subordinated Secured Notes of $75.0 million, in accordance with the Plan.

i	Reflects the fair value of the Convertible Preferred Stock issued pursuant to the Plan. The fair value of the total residual equity interest of $100.5 million was determined based on the enterprise value of $485.0 million determined as of the date of the plan, less the $384.5 million fair value of Long-Term debt. Cash received for the convertible preferred was $50.0 million, however as discussed previously, the Company valued the redeemable convertible preferred stock at $56.4 million.

j	Reflects the issuance of 92.4 million total shares in new common stock at $0.01 par value and the extinguishment of 1,000 shares ($0.01 par) of Old Common Stock, in accordance with the plan (see Note 2 for allocation of shares).

k	Reflects the elimination of $48.9 million of additional paid-in capital (“APIC”) relating to Old Common Stock, offset by $27.7 million of net cash received from the issuance of the Class B and Class C shares of common stock.

l	Reflects the elimination of $235.6 million of accumulated deficit of the Predecessor company in addition to the net impact of Plan adjustments to assets, liabilities and stockholder’s equity.

m	Reflects adjustment of $1.0 million to notes receivable with a book value of $6.2 million to fair value of $5.2 million using the discounted cash flow approach. The Company discounted the future interest to be received at a discount rate of 10%, which is above the stated rate of the note.

n	Reflects adjustment of $1.2 million to real estate inventory using the discounted cash flow approach. The Company used project forecasts and an unlevered discount rate of 20% to arrive at fair value. Certain projects that are held for future development were valued on an “As-Is” Basis using market comparables.

o	Reflects adjustment of $0.4 million to property and equipment with a book value of $1.0 million to fair value of $ $0.6 million, based on the estimated sales value of the assets determined on an “As Is” Basis using market comparables.

p	Goodwill represents the excess of enterprise value upon emergence over fair value of net tangible and identifiable intangible assets acquired.

q

Reflects identifiable intangible assets comprised of $4.6 million relating to construction management contracts, $4.0 million relating to homes in backlog, and $0.8 million relating to joint venture management

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

fees. The value of the construction management contracts and the joint venture management fees was estimated using the discounted cash flows of each related project at a discount rate ranging from 17% to 19%. The value of the backlog contracts was determined using the With/Without method of the income approach and the expected closing date of the home in backlog and the contracted sales price of the home.

r	Reflects adjustments to warranty and construction defect litigation liabilities which were valued based on the estimated costs of warranty spending on homes previously closed plus an estimated margin of 9.4%, plus a reasonable margin required to transfer the liability or to fulfill the obligation.

s	Reflects adjustment of one note payable of $(0.2) million, with a book value of $6.5 million to a fair value of $6.3 million. The Company used a discounted cash flow on contracted interest and principal to be received and a risk adjusted discount rate of 12.5%. Also reflects adjustment of one note payable of $1.3 million, with a book value of $55.0 million to a fair value of $56.3 million. The Company used a discounted cash flow on contracted interest and principal to be received and a risk adjusted discount rate of 12.5%.

t	Reflects the adjustment to a combined common stock and warrants value of $44.1 million for the calculation of fair value under the provisions of fresh start accounting, based on the remaining residual equity interest of $100.5 million, as discussed in note (i) above, less the allocation to convertible preferred of $56.4 million, as also discussed in note (i).

u	Reflects the elimination of a balance in accumulated deficit of $5.8 million to reduce any accumulated deficit or retained earnings in conjunction with fresh start accounting, which requires the successor entity to begin with a zero balance in retained earnings.

v	Reflects adjustment of $1.6 million to minority interest in a consolidated entity with a book value of $9.7 million to fair value of $8.1 million. The Company used a discounted cash flow approach to the project and the estimated cash to be distributed to the minority member of the entity, using a discount rate of 17.8%.

Reconciliation of enterprise value to the reorganized value of the Company’s assets and determination of goodwill (in thousands):

Total enterprise value	$485,000
Add: liabilities (excluding debt and equity)	87,765
Add: noncontrolling interest	8,100

Reorganization value of assets	580,865
Fair value of assets (excluding goodwill)	566,656

Reorganization value in excess of fair value (goodwill)	$14,209

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4—Reorganization Items

In accordance with authoritative accounting guidance issued by the FASB, separate disclosure is required for reorganization items, such as certain expenses, provisions for losses and other charges directly associated with or resulting from the reorganization and restructuring of the business, which have been realized or incurred during the Chapter 11 Cases. Reorganization items were comprised of the following (in thousands):

	Successor	Predecessor
	Period from February 25 through December 31, 2012	Period from January 1 through February 24, 2012
			Year Ended December 31,
			2011	2010
Cancellation of debt	$—	$298,831	$—	$—
Plan implementation and fresh start valuation adjustments	—	(49,302)	—	—
Professional fees	(2,525)	(7,813)	(21,182)	—
Write-off of Old Notes deferred loan costs	—	(8,258)	—	—

Total reorganization items, net	$(2,525)	$233,458	$(21,182)	$—

Note 5—Variable Interest Entities and Noncontrolling Interests

The Company accounts for variable interest entities in accordance with ASC 810, Consolidation (“ASC 810”). Under ASC 810, a variable interest entity (“VIE”) is created when: (a) the equity investment at risk in the entity is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties, including the equity holders; (b) the entity’s equity holders as a group either (i) lack the direct or indirect ability to make decisions about the entity, (ii) are not obligated to absorb expected losses of the entity or (iii) do not have the right to receive expected residual returns of the entity; or (c) the entity’s equity holders have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of the equity holder with disproportionately few voting rights. If an entity is deemed to be a VIE pursuant to ASC 810, the enterprise that has both (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb the expected losses of the entity or right to receive benefits from the entity that could be potentially significant to the VIE is considered the primary beneficiary and must consolidate the VIE. In accordance with ASC 810, we perform ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE.

Joint Ventures

As of December 31, 2012 and 2011, the Company had two and one joint ventures, respectively, which were deemed to be VIEs under ASC 810 for which the Company is considered the primary beneficiary. The Company manages the joint ventures, by using its sales, development and operations teams and has significant control over these projects and therefore the power to direct the activities that most significantly impact the joint venture’s performance, in addition to being obligated to absorb expected losses or receive benefits from the joint venture, and therefore the Company is deemed to be the primary beneficiary of these VIEs.

These joint ventures are each engaged in homebuilding and land development activities. Certain of these joint ventures have not obtained construction financing from outside lenders, but are financing their activities through equity contributions from each of the joint venture partners. The Company has no rights, nor does the Company have any obligation with respect to the liabilities of the VIEs, and none of the Company’s assets serve as collateral for the creditors of these VIEs. The assets of the joint ventures are the sole collateral for the liabilities of the joint ventures and as such, the creditors and equity investors of these joint ventures have no

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recourse to assets of the Company held outside of these joint ventures. Creditors of these VIEs have no recourse against the general credit of the Company. The liabilities of each VIE are restricted to the assets of each VIE. Additionally, the creditors of the Company have no access to the assets of the VIEs. Income allocations and cash distributions to the Company are based on predetermined formulas between the Company and their joint venture partners as specified in the applicable partnership or operating agreements. The Company generally receives, after partners’ priority returns and return of partners’ capital, approximately 50% of the profits and cash flows from the joint ventures.

During the year ended December 31, 2012, the Company formed a joint venture, Lyon Branches, LLC, for the purpose of land development and homebuilding activities. The Company, as the managing member, has the power to direct the activities of the VIE since it manages the daily operations and has exposure to the risks and rewards of the VIE, as based on the division of income and loss per the joint venture agreement. Therefore, the Company is the primary beneficiary of the joint venture, and the VIE was consolidated as of December 31, 2012.

As of December 31, 2012, the assets of the consolidated VIEs totaled $24.7 million, of which $1.1 million was cash and $20.4 was real estate inventories. The liabilities of the consolidated VIEs totaled $6.4 million, primarily comprised of accounts payable and accrued liabilities. The Company recorded a $1.6 million valuation adjustment to the noncontrolling interest account on one VIE in accordance with the adoption of ASC 852.

As of December 31, 2011, the assets of the consolidated VIEs totaled $14.0 million, of which $2.1 million was cash and $8.7 million was real estate inventories. The liabilities of the consolidated VIEs totaled $1.3 million, primarily comprised of accounts payable and accrued liabilities.

Note 6—Segment Information

The Company operates one principal homebuilding business. In accordance with FASB ASC Topic 280, Segment Reporting (“ASC 280”), the Company has determined that each of its operating divisions is an operating segment.

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Company’s Executive Chairman, Chief Executive Officer and Chief Operating Officer have been identified as the chief operating decision makers. The Company’s chief operating decision makers direct the allocation of resources to operating segments based on the profitability and cash flows of each respective segment.

The Company’s homebuilding operations design, construct and sell a wide range of homes designed to meet the specific needs in each of its markets. In accordance with the aggregation criteria defined by ASC 280, the Company’s homebuilding operating segments have been grouped into five reportable segments: Southern California, consisting of an operating division with operations in Orange, Los Angeles, San Bernardino and San Diego counties; Northern California, consisting of an operating division with operations in Contra Costa, Sacramento, San Joaquin, Santa Clara, Solano and Placer counties; Arizona, consisting of operations in the Phoenix, Arizona metropolitan area; Nevada, consisting of operations in the Las Vegas, Nevada metropolitan area; and Colorado, consisting of operations in the Denver, Colorado metropolitan area, Fort Collins, and Granby, Colorado. Colorado does not meet the quantitative requirements for segment reporting per ASC 280, however management believes that information about the segment is useful to readers of the financial statements.

Corporate develops and implements strategic initiatives and supports the Company’s operating divisions by centralizing key administrative functions such as finance and treasury, information technology, risk management and litigation and human resources.

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment financial information relating to the Company’s operations was as follows (in thousands):

	Successor	Predecessor
	Period from February 25 through December 31, 2012	Period from January 1 through February 24, 2012	Year Ended December 31,
			2011	2010
Operating revenue:
Southern California	$116,619	$7,759	$130,737	$206,241
Northern California	154,684	11,014	54,141	56,095
Arizona	58,714	4,316	20,074	16,595
Nevada	37,307	2,481	21,871	15,767
Colorado	5,436	—	—	—

Total operating revenue	$372,760	$25,570	$226,823	$294,698

	Successor	Predecessor
	Period from February 25 through December 31, 2012	Period from January 1 through February 24, 2012	Year Ended December 31,
			2011	2010
(Loss) income before (provision) benefit from income taxes:
Southern California	$3,345	$(19,131)	$(26,406)	$(83,176)
Northern California	16,179	6,195	(6,307)	(41)
Arizona	2,073	9,928	(95,184)	(26,887)
Nevada	(1,146)	(1,738)	(30,500)	(21,449)
Colorado	130	—	—	—
Corporate	(27,431)	233,243	(34,491)	(4,314)

(Loss) income before (provision) benefit from income taxes	$(6,850)	$228,497	$(192,888)	$(135,867)

(Loss) income before (provision) benefit from income taxes includes the following pretax inventory impairment charges recorded in the following segments (in thousands):

	Successor	Predecessor
	Period from February 25 through December 31, 2012	Period from January 1 through February 24, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Southern California	$—	$—	$17,962	$70,801
Northern California	—	—	2,074	3,103
Arizona	—	—	87,607	22,409
Nevada	—	—	20,671	15,547
Colorado	—	—	—	—

Total impairment loss on real estate assets	$—	$—	$128,314	$111,860

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Successor	Predecessor
	December 31,
	2012	2011
Homebuilding assets:
Southern California	$195,688	$182,781
Northern California	31,293	105,298
Arizona	173,847	129,920
Nevada	51,141	42,183
Colorado	37,668	—
Corporate(1)	91,510	36,769

Total homebuilding assets	$581,147	$496,951

(1)	Comprised primarily of cash and cash equivalents, receivables, deferred loan costs, and other assets.

Note 7—Real Estate Inventories

Real estate inventories consist of the following (in thousands):

	Successor	Predecessor
	December 31,
	2012	2011
Real estate inventories owned:
Land deposits	$31,855	$26,939
Land and land under development	318,327	267,348
Homes completed and under construction	50,847	90,824
Model homes	20,601	13,423

Total	$421,630	$398,534

Real estate inventories not owned:(1)
Other land options contracts—land banking arrangement	$39,029	$47,408

(1)	Represents the consolidation of a land banking arrangement which does not obligate the Company to purchase the lots, however, based on certain factors, the Company has determined it is economically compelled to purchase the lots in the land banking arrangement, which has been consolidated. Amounts are net of deposits.

The Company accounts for its real estate inventories under FASB ASC 360 Property, Plant, & Equipment (“ASC 360”).

ASC 360 requires impairment losses to be recorded on real estate inventories when indicators of impairment are present and the undiscounted cash flows estimated to be generated by real estate inventories are less than the carrying amount of such assets. Indicators of impairment include a decrease in demand for housing due to softening market conditions, competitive pricing pressures, which reduce the average sales price of homes including an increase in sales incentives offered to buyers, slowing sales absorption rates, decreases in home values in the markets in which the Company operates, significant decreases in gross margins and a decrease in project cash flows for a particular project.

For land, construction in progress, completed inventory, including model homes, and inventories not owned, the Company estimates expected cash flows at the project level by maintaining current budgets using recent

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

historical information and current market assumptions. The Company updates project budgets and cash flows of each real estate project on a quarterly basis to determine whether the estimated remaining undiscounted future cash flows of the project are more or less than the carrying amount (net book value) of the asset. If the undiscounted cash flows are more than the net book value of the project, then there is no impairment. If the undiscounted cash flows are less than the net book value of the asset, then the asset is deemed to be impaired and is written-down to its fair value.

Fair value represents the amount at which an asset could be bought or sold in a current transaction between willing parties (i.e., other than a forced or liquidation sale). Management determines the estimated fair value of each project by determining the present value of estimated future cash flows at discount rates that are commensurate with the risk of each project and each domain, market or sub-market or may use recent appraisals if they more accurately reflect fair value. The estimation process involved in determining if assets have been impaired and in the determination of fair value is inherently uncertain because it requires estimates of future revenues and costs, as well as future events and conditions. Estimates of revenues and costs are supported by the Company’s budgeting process, and are based on recent sales in backlog, pricing required to get the desired pace of sales, pricing of competitive projects, incentives offered by competitors and current estimates of costs of development and construction or current appraisals.

The Company engaged a third-party valuation firm to assist with the analysis of the fair value of the entity, and respective assets and liabilities in connection with its reorganization. In conjunction with the valuation of all of the assets of the Company, the Company re-set value on certain land holdings in the early stages of development, based on: (i) “as-is” development stages of the property instead of a discounted cash flow approach, (ii) relative comparables on similar stage properties that had recently sold, on a per acre basis, and (iii) location of the property, among other factors. Since the valuation was completed near December 31, 2011, management used such valuation to evaluate the book value as of December 31, 2011.

Under the provisions of FASB ASC 360, the Company is required to make certain assumptions to estimate undiscounted future cash flows of a project, which include: (i) estimated sales prices, including sales incentives, (ii) anticipated sales absorption rates and sales volume, (iii) project costs incurred to date and the estimated future costs of the project based on the project budget, (iv) the carrying costs related to the time a project is actively selling until it closes the final unit in the project, and (v) alternative strategies including selling the land to a third-party or temporarily suspending development at the project. Each project has different assumptions and is based on management’s assessment of the current market conditions that exist in each project location. The Company’s assumptions include moderate absorption increases in certain projects beginning in 2013. In addition, the Company has assumed some moderate reduction in sales incentives in certain projects in certain markets beginning in 2013.

The assumptions and judgments used by the Company in the estimation process to determine the future undiscounted cash flows of a project and its fair value are inherently uncertain and require a substantial degree of judgment. The realization of the Company’s real estate inventories is dependent upon future uncertain events and market conditions. Due to the subjective nature of the estimates and assumptions used in determining the future cash flows of a project, actual results could differ materially from current estimates.

Management assesses land deposits for impairment when estimated land values are deemed to be less than the agreed upon contract price. The Company considers changes in market conditions, the timing of land purchases, the ability to renegotiate with land sellers, the terms of the land option contracts in question, the availability and best use of capital, and other factors. The Company records abandoned land deposits and related pre-acquisition costs in cost of sales-lots, land and other in the consolidated statements of operations in the period that it is abandoned.

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of February 24, 2012, the Company made fair value adjustments to inventory in accordance with fresh start accounting. During the period from February 25, 2012 through December 31, 2012, the Company did not record any impairments.

During the year ended December 31, 2011, the Company recorded impairment loss on real estate assets of $128.3 million. The impairment loss related to land under development and homes completed and under construction recorded during the year ended December 31, 2011, resulted from (i) in certain projects, a decrease in home sales prices related to increased incentives and (ii) a decrease in sales absorption rates which increased the length of time of the project and increased period costs related to the project. The impairment loss related to land held for future development or sold incurred during the year ended December 31, 2011, resulted from the reduced value of the land in the project. The Company values land held for future development using, (i) projected cash flows with the strategy of selling the land, on a finished or unfinished basis, or building out the project, (ii) considering recent, legitimate offers received, (iii) prices for land in recent comparable sales transactions, and other factors. For three of the Company’s projects which are entitled land categorized as “land held for future development” in the table above, the Company engaged a third-party valuation firm to value the land of each project, on an as-is basis, using several factors including the existing land sale market and market comparables as a barometer for each project.

Note 8—Goodwill

Goodwill of $14.2 million at December 31, 2012 represents the excess of our enterprise value upon emergence over the fair value of our net tangible and identifiable intangible assets. The Company recorded goodwill of $14.2 million as of February 24, 2012 in connection with fresh start accounting (refer to Notes 2, 3, and 4 for further details relating to fresh start accounting and valuation of goodwill).

Goodwill by operating segment as of December 31, 2012 and 2011 is as follows (in thousands):

	Successor	Predecessor
	December 31,
	2012	2011
Southern California	$4,885	$—
Northern California	1,916	—
Arizona	5,951	—
Nevada	1,457	—
Colorado		—

Total goodwill	$14,209	$—

Note 9—Intangibles

The carrying value and accumulated amortization of intangible assets at December 31, 2012, by major intangible asset category, is as follows (in thousands):

	Successor
	December 31, 2012
	Carrying Value	Accumulated Amortization	Net Carrying Amount
Construction management contracts	$4,640	$(1,295)	$3,345
Homes in backlog	4,937	(4,169)	768
Joint venture management fee contracts	800	(293)	507

Total intangibles	$10,377	$(5,757)	$4,620

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amortization expense related to intangible assets for the period from February 25, 2012 through December 31, 2012 was $5.8 million. There was no amortization expense related to intangible assets for the period from January 1, 2012 through February 24, 2012 or prior, since intangible assets of $9.5 million were recorded in conjunction with ASC 852 and intangible assets of $0.9 million were recorded in conjunction with the purchase of Village Homes on December 7, 2012.

Estimated future amortization expense related to intangible assets is as follows (in thousands):

Total Amortization
2013	$1,725
2014	1,244
2015	1,651

Total	$4,620

The weighted average remaining useful life of intangible assets as of December 31, 2012 is 24 months.

Note 10—Senior Notes and Secured Indebtedness

Notes payable consist of the following (in thousands):

	Successor	Predecessor
	December 31,
	2012	2011
Notes payable:
Notes payable	$13,248	$74,009

Senior Notes:
8 1/2% Senior Notes due November 15, 2020	325,000	—
Senior Secured Term Loan due January 31, 2015	—	206,000
7 5/8% Senior Notes due December 15, 2012	—	66,704
10 3/4% Senior Notes due April 1, 2013	—	138,912
7 1/2% Senior Notes due February 15, 2014	—	77,867

Total Senior Notes	325,000	489,483

Total notes payable and Senior Notes	$338,248	$563,492

The maturities of the Notes Payable and 8 1/2 Senior Notes are as follows as of December 31, 2012 (in thousands):

Year Ended December 31,
2013	$—
2014	—
2015	13,248
2016	—
2017	—
Thereafter	325,000

$338,248

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.5% Senior Notes Due 2020

On November 8, 2012, William Lyon Homes, Inc., a California corporation and wholly-owned subsidiary of the Company (“California Lyon”) completed its offering of 8.5% Senior Notes due 2020, or the New Notes, in an aggregate principal amount of $325 million. The New Notes were issued at 100% of their aggregate principal amount. The Company used the net proceeds from the sale of the New Notes, together with cash on hand, to refinance the Company’s (i) $235 million 10.25% Senior Secured Term Loan due 2015 (“Amended Term Loan”), (ii) approximately $76 million in aggregate principal amount of 12% Senior Subordinated Secured Notes due 2017 (“Old Notes”), (iii) approximately $11 million in principal amount of project related debt, and (iv) to pay accrued and unpaid interest thereon.

As of December 31, 2012, the outstanding principal amount of the New Notes is $325 million. The New Notes bear interest at an annual rate of 8.5% per annum and is payable semiannually in arrears on May 15 and November 15, commencing on May 15, 2013, and mature on November 15, 2020. The New Notes are senior unsecured obligations of California Lyon and are unconditionally guaranteed on a senior subordinated secured basis by Parent and by certain of Parent’s existing and future restricted subsidiaries. The New Notes and the guarantees rank senior to all of California Lyon’s and the guarantors’ existing and future unsecured senior debt and senior in right of payment to all of California Lyon’s and the guarantors’ future subordinated debt. The New Notes and the guarantees are and will be effectively junior to any of California Lyon’s and the guarantors’ existing and future secured debt.

On or after November 15, 2016, California Lyon may redeem all or a portion of the New Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of the principal amount) set forth below plus accrued and unpaid interest to the applicable redemption date, if redeemed during the 12-month period beginning on November 15 of the years indicated below:

Year	Percentage
2016	104.250%
2017	102.125%
2018 and thereafter	100.000%

Prior to November 15, 2016 the New Notes may be redeemed in whole or in part at a redemption price equal to 100% of the principal amount plus a “make-whole” premium, and accrued and unpaid interest to, the redemption date.

In addition, any time prior to November 15, 2015, California Lyon may, at its option on one or more occasions, redeem New Notes in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the New Notes issued prior to such date at a redemption price (expressed as a percentage of principal amount) of 108.5%, plus accrued and unpaid interest to the redemption date, with an amount equal to the net cash proceeds from one or more equity offerings.

The indenture governing the New Notes (the “Indenture”) contains covenants that limit the ability of the Company and its restricted subsidiaries to, among other things: (i) incur or guarantee certain additional indebtedness; (ii) pay dividends or make other distributions or repurchase stock; (iii) make certain investments; (iv) sell assets; (v) incur liens; (vi) enter into agreements restricting the ability of the Company’s restricted subsidiaries to pay dividends or transfer assets; (vii) enter into transactions with affiliates; (viii) create unrestricted subsidiaries; and (viii) consolidate, merge or sell all or substantially all of the Company’s and California Lyon’s assets. These covenants are subject to a number of important exceptions and qualifications as described in the Indenture. The Company is in compliance with all such covenants as of December 31, 2012.

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amended Senior Secured Term Loan

Prior to completing its offering of the New Notes, California Lyon was a party to that certain Amended and Restated Senior Secured Term Loan Agreement (the “Amended Term Loan Agreement”), dated February 25, 2012. The Senior Secured Term Loan was renegotiated into the terms below in conjunction with the Plan of Reorganization as discussed in Notes 2, 3, and 4.

The Amended Term Loan Agreement provided for a first lien secured term loan of $235.0 million, secured by substantially all of the assets of California Lyon, Parent (excluding stock in California Lyon) and certain wholly-owned subsidiaries of Parent. The Amended Term Loan was guaranteed by Parent and certain wholly-owned subsidiaries of Parent.

The Amended Term Loan bore interest at a rate of 10.25% per annum. Prior to its repayment in conjunction with the New Notes offering, the Amended Term Loan was scheduled to mature on January 31, 2015. In addition, there was no pre-payment penalty associated with the Amended Term Loan.

The Company recognized a loss of $1.9 million upon the early extinguishment of the Amended Term Loan related to unamortized debt issuance costs. The loss is included in (loss) gain on extinguishment of debt in the consolidated statement of operations for the period from February 25, 2012 through December 31, 2012.

Senior Secured Term Loan

Prior to the Plan of Reorganization, as discussed in Notes 2, 3, and 4, California Lyon was a party to a certain Senior Secured Term Loan Agreement (the “Term Loan Agreement”), dated October 20, 2009. As of December 31, 2011, the Term Loan outstanding balance was $206.0 million.

The Term Loan had interest at a rate of 14.0% and was scheduled to mature on October 20, 2014. However, California Lyon had also agreed that, upon any repayment of any portion of the principal amount under the Term Loan (whether or not at maturity), California Lyon would also pay an exit fee equal to the difference (if positive) between (x) the interest that would have been accrued and been then payable on the repaid portion if the interest rate under the Term Loan Agreement were 15.625% and (y) the internal rate of return realized by the Lenders on such repaid portion, taking into account all cash amounts actually received by the Lenders with respect thereto, including the loan fee and interest payments, other than any make whole payments described below.

Upon any prepayment of any portion of the Term Loan prior to its scheduled maturity (other than any prepayment required in connection with a payment of all or any portion of the outstanding principal balance of any of the indentures governing the Term Loan), the Term Loan Agreement provided that California Lyon make a “make whole payment” equal to an amount, if positive, of the present value of all future payments of interest which would become due with respect to such prepaid amount from the date of prepayment thereof through and including the maturity date, discounted at a rate of 14%.

The Company was in technical default of the term loan as of December 31, 2011, due to (a) expiration of the tangible net worth covenant waiver on October 27, 2011 and (b) a cross default under the senior notes indentures. The term loan was restructured into the Amended Term Loan as described above.

Senior Subordinated Secured Notes

Prior to completing its offering of New Notes as discussed above, pursuant to the terms of the Plan, on February 25, 2012, California Lyon issued $75.0 million principal amount of 12% Senior Subordinated Secured Notes, or the Old Notes, due February 25, 2017, in exchange for the claims held by the holders of the formerly outstanding Senior Notes of California Lyon. California Lyon received no net proceeds from this issuance.

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash interest of 8% on the outstanding principal amount of the Old Notes was due in semi-annual installments in arrears on June 15 and December 15 of each year. The remaining interest of 4% on the outstanding principal amount of the Old Notes was payable in kind semi-annually in arrears by increasing the principal amount of the Old Notes.

The Old Notes were redeemable at the option of California Lyon at any time, in whole or in part, at a redemption price equal to 100% of the principal amount redeemed, plus accrued and unpaid interest, if any.

As described above, California Lyon used a portion of the proceeds from the sale of the New Notes to refinance the Old Notes. The Old Notes were paid off as of December 31, 2012. The Company recognized a loss of $0.3 million upon the early extinguishment of the Old Notes related to an early tender premium. The loss is included in (loss) gain on extinguishment of debt in the consolidated statement of operations for the period from February 25, 2012 through December 31, 2012.

Senior Notes

On December 31, 2011, the Senior Notes had the following principal amounts outstanding (in thousands):

December 31, 2011
7 5/8% Senior Notes due December 15, 2012	$66,704
10 3/4% Senior Notes due April 1, 2013	138,912
7 1/2% Senior Notes due February 15, 2014	77,867

$283,483

7 5/8% Senior Notes

On November 22, 2004, California Lyon issued $150.0 million principal amount of the 7 5/8% Senior Notes. Of the initial $150.0 million, $66.7 million in aggregate principal amount remained outstanding as of December 31, 2011.

10 3/4% Senior Notes

On March 17, 2003, California Lyon issued $250.0 million of the 10 3/4% Senior Notes at a price of 98.493% to the public, resulting in net proceeds to the Company of approximately $246.2 million. The redemption price reflected a discount to yield 11% under the effective interest method, and the notes have been reflected net of the unamortized discount in the consolidated balance sheet. Of the initial $250.0 million, $138.9 million aggregate principal amount remained outstanding as of December 31, 2011.

10 3/4% Senior Notes Indenture Interest Payment Default

On October 31, 2011, California Lyon did not make the scheduled interest payment on the 10 3/4% Senior Notes within the 30-day grace period specified in the 10 3/4% Senior Notes Indenture, resulting in an event of default under the 10 3/4% Senior Notes Indenture, and a cross-default under the Term Loan Agreement. In the event that Holders of the 10 3/4% Senior Notes exercised their right to accelerate the 10 3/4% Senior Notes, a cross-default under the other prepetition indentures would have resulted. Since the Company was in negotiations with certain holders of the Senior Notes to reorganize and restructure the debt of the Company, the holders did not exercise their right to accelerate the 10 3/4% Senior Notes.

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7 1/2% Senior Notes

On February 6, 2004, California Lyon issued $150.0 million principal amount of the 7 1/2% Senior Notes, resulting in net proceeds to the Company of approximately $147.6 million. Of the initial $150.0 million, $77.9 million aggregate principal amount remained outstanding as of December 31, 2011.

During the year ended December 31, 2010, the Company redeemed, in privately negotiated transactions, $37.3 million principal amount of its outstanding Senior Notes at a cost of $31.3 million, plus accrued interest. The net gain resulting from the redemptions, after giving effect to amortization of related deferred loan costs, was $5.6 million, and is included in (loss) gain on extinguishment of debt in the consolidated statement of operations for the year ended December 31, 2010.

Notes Payable

Construction Notes Payable

In September 2012, the Company entered into two construction notes payable agreements. The first agreement has total availability under the facility of $19.0 million, to be drawn for land development and construction on one of its wholly-owned projects. The loan matures in September 2015 and bears interest at the Prime Rate + 1.0%, with a rate floor of 5.0%, which was the effective interest rate as of December 31, 2012. As of December 31, 2012, the Company had borrowed $7.8 million under this facility. The loan will be repaid with proceeds from home closings of the project and is secured by the underlying project. The second agreement has total availability under the facility of $17.0 million, to be drawn for land development and construction on one of its joint venture projects, which is consolidated in accordance with ASC 810 (See Note 5 for further discussion). The loan matures in March 2015 and bears interest at Prime + 1%, with a rate floor of 5.0%, which was the effective interest rate as of December 31, 2012. As of December 31, 2012, the Company had borrowed $5.4 million under this facility. The loan will be repaid with proceeds from home closings of the project and is secured by the underlying project.

At December 31, 2011, the Company had two construction notes payable totaling $16.0 million. One of the notes totaling $9.0 million matured in January 2012, with interest at rates based on either LIBOR or prime with an interest rate floor of 6.5%. However, in conjunction with the Plan, the construction note payable was renegotiated to mature January 2013 with an option to extend for one year to December 2013. Interest on the note was paid monthly at a rate based on LIBOR or prime, with a floor of 5.5%, and the principal was repaid ratably in quarterly installments, beginning March 31, 2012 and continuing through maturity. In November 2012, the construction note was paid in full with proceeds from the New Notes.

The other construction note had a remaining balance at December 31, 2011 of $7.0 million, and was not renegotiated in conjunction with the Plan. The note had a maturity date in May 2015 and required monthly interest payments at a fixed rate of 10.0%, with quarterly principal payments of $500,000. In November 2012, the construction note was paid in full with proceeds from the New Notes. The Company recognized a loss of $0.2 million upon the early extinguishment of the note related to the unamortized debt discount. The loss is included in (loss) gain on extinguishment of debt in the consolidated statement of operations for the period from February 25, 2012 through December 31, 2012.

Land Acquisition Note Payable

In October 2011, the Company secured an acquisition note payable in conjunction with the acquisition of a parcel of land in Northern California. The acquisition price of the land was $56.0 million, and the loan was for $55.0 million. The note was scheduled to mature in October 2012, and carried an interest rate of 1.5% per month,

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

which was paid monthly on the loan. As part of the Company’s adoption of ASC 852, the loan was valued at $56.3 million as of February 24, 2012, the confirmation date of the plan. In May 2012, the Company sold the parcel of land and repaid the note in full recognizing a gain on extinguishment of debt of $1.0 million, net of amortization expense of $0.3 million. The gain is included in (loss) gain on extinguishment of debt in the consolidated statement of operations for the period from February 25, 2012 through December 31, 2012.

Seller Financing

At December 31, 2011, the Company had $3.0 million of notes payable outstanding related to a land acquisition for which seller financing was provided. The note bore interest at 7% and matured in March 2012. In March 2012, the seller note was paid in full.

GUARANTOR AND NON-GUARANTOR FINANCIAL STATEMENTS

The following consolidating financial information includes:

(1) Consolidating balance sheets as of December 31, 2012 and 2011; consolidating statements of operations for the period from February 25, 2012 through December 31, 2012, the period from January 1, 2012 through February 24, 2012, and the years ended December 31, 2011 and 2010; and consolidating statements of cash flows for the period from February 25, 2012 through December 31, 2012, the period from January 1, 2012 through February 24, 2012, and the years ended December 31, 2011 and 2010, of (a) William Lyon Homes, as the parent, or “Delaware Lyon”, (b) William Lyon Homes, Inc., as the subsidiary issuer, or “California Lyon”, (c) the guarantor subsidiaries, (d) the non-guarantor subsidiaries and (e) William Lyon Homes, Inc. on a consolidated basis; and

(2) Elimination entries necessary to consolidate Delaware Lyon, with William Lyon Homes, Inc. and its guarantor and non-guarantor subsidiaries.

William Lyon Homes owns 100% of all of its guarantor subsidiaries and all guarantees are full and unconditional, joint and several. As a result, in accordance with Rule 3-10 (d) of Regulation S-X promulgated by the SEC, no separate financial statements are required for these subsidiaries as of December 31, 2012 and 2011, and for the period from February 25, 2012 through December 31, 2012, the period from January 1, 2012 through February 24, 2012, and the years ended December 31, 2011 and 2010.

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATING BALANCE SHEET

December 31, 2012 (Successor)

(in thousands)

	Unconsolidated
	Delaware Lyon	California Lyon	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
ASSETS
Cash and cash equivalents	$—	$69,376	$65	$1,634	$—	$71,075
Restricted cash	—	853	—	—	—	853
Receivables	—	11,278	296	3,215	—	14,789
Real estate inventories
Owned	—	398,952	13	22,665	—	421,630
Not owned	—	39,029	—	—	—	39,029
Deferred loan costs	—	7,036	—	—	—	7,036
Goodwill	—	14,209	—	—	—	14,209
Intangibles	—	4,620	—	—	—	4,620
Other assets	—	7,437	146	323	—	7,906
Investments in subsidiaries	62,712	22,148	—	—	(84,860)	—
Intercompany receivables	—	—	207,239	18,935	(226,174)	—

Total assets	$62,712	$574,938	$207,759	$46,772	$(311,034)	$581,147

LIABILITIES AND EQUITY (DEFICIT)
Accounts payable	$—	$17,998	$39	$698	$—	$18,735
Accrued expenses	—	41,505	213	52	—	41,770
Liabilities from inventories not owned	—	39,029	—	—	—	39,029
Notes payable	—	7,809	—	5,439	—	13,248
8 1/2% Senior Notes	—	325,000	—	—	—	325,000
Intercompany payables	—	217,146	—	9,028	(226,174)	—

Total liabilities	—	648,487	252	15,217	(226,174)	437,782

Redeemable convertible preferred stock	—	71,246	—	—	—	71,246
Equity (deficit)
William Lyon Homes stockholders’ equity (deficit)	62,712	(144,795)	207,507	22,148	(84,860)	62,712
Noncontrolling interest	—	—	—	9,407	—	9,407

Total liabilities and equity (deficit)	$62,712	$574,938	$207,759	$46,772	$(311,034)	$581,147

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATING BALANCE SHEET

(DEBTOR-IN-POSSESSION)

December 31, 2011 (Predecessor)

(in thousands)

	Unconsolidated				Eliminating Entries	Consolidated Company
	Delaware Lyon	California Lyon	Guarantor Subsidiaries	Non-Guarantor Subsidiaries
ASSETS
Cash and cash equivalents	$—	$14,333	$47	$5,681	$—	$20,061
Restricted cash	—	852	—	—	—	852
Receivables	—	9,897	310	3,525	—	13,732
Real estate inventories
Owned	—	278,939	—	119,595	—	398,534
Not owned	—	47,408	—	—	—	47,408
Deferred loan costs, net	—	8,810	—	—	—	8,810
Other assets, net	—	6,671	159	724	—	7,554
Investments in subsidiaries	(179,516)	(85,714)	—	—	265,230	—
Intercompany receivables	—	—	203,517	12	(203,529)	—

Total assets	$(179,516)	$281,196	$204,033	$129,537	$61,701	$496,951

LIABILITIES AND (DEFICIT) EQUITY
Liabilities not subject to compromise
Accounts payable	$—	$1,436	$—	$—	$—	$1,436
Accrued expenses	—	2,082	—	—	—	2,082
Liabilities from inventories not owned	—	47,408	—	—	—	47,408
Notes payable	—	3,010	—	70,999	—	74,009
Senior Secured Term Loan	—	206,000	—	—	—	206,000
Intercompany payables	—	71,459	—	132,070	(203,529)	—

	—	331,395	—	203,069	(203,529)	330,935
Liabilities subject to compromise
Accounts payable	—	2,560	38	1,348	—	3,946
Accrued expenses	—	47,051	218	1,188	—	48,457
7 5/8% Senior Notes	—	66,704	—	—	—	66,704
10 3/4% Senior Notes	—	138,912	—	—	—	138,912
7 1/2% Senior Notes	—	77,867	—	—	—	77,867

	—	333,094	256	2,536	—	335,886

Total liabilities	—	664,489	256	205,605	(203,529)	666,821

(Deficit) equity
William Lyon Homes stockholders’ (deficit) equity	(179,516)	(383,293)	203,777	(85,714)	265,230	(179,516)
Noncontrolling interest	—	—	—	9,646	—	9,646

Total liabilities and (deficit) equity	$(179,516)	$281,196	$204,033	$129,537	$61,701	$496,951

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATING STATEMENT OF OPERATIONS

Period from February 25, 2012 through

December 31, 2012 (Successor)

(in thousands)

	Unconsolidated
	Delaware Lyon	California Lyon	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Operating revenue
Sales	$—	$198,108	$47,989	$102,838	$—	$348,935
Construction services	—	23,825	—	—	—	23,825
Management fees	—	534	—	—	(534)	—

	—	222,467	47,989	102,838	(534)	372,760

Operating costs
Cost of sales	—	(163,083)	(41,516)	(93,924)	534	(297,989)
Construction services	—	(21,416)	—	—	—	(21,416)
Sales and marketing	—	(10,705)	(2,617)	(606)	—	(13,928)
General and administrative	—	(25,872)	(221)	(2)	—	(26,095)
Amortization of intangible assets	—	(5,757)	—	—	—	(5,757)
Other	—	(3,027)	(2)	120	—	(2,909)

	—	(229,860)	(44,356)	(94,412)	534	(368,094)

(Loss) income from subsidiaries	(8,859)	11,681	—	—	(2,822)	—

Operating (loss) income	(8,859)	4,288	3,633	8,426	(2,822)	4,666
Loss on extinguishment of debt	—	(1,392)	—	—	—	(1,392)
Interest expense, net of amounts capitalized	—	(9,227)	—	100	—	(9,127)
Other income (expense), net	—	618	(61)	971	—	1,528

(Loss) income before reorganization items and provision for income taxes	(8,859)	(5,713)	3,572	9,497	(2,822)	(4,325)
Reorganization items, net	—	(3,073)	1	547	—	(2,525)

(Loss) income before provision for income taxes	(8,859)	(8,786)	3,573	10,044	(2,822)	(6,850)
Provision for income taxes	—	(11)	—	—	—	(11)

Net (loss) income	(8,859)	(8,797)	3,573	10,044	(2,822)	(6,861)
Less: Net income attributable to noncontrolling interest	—	—	—	(1,998)	—	(1,998)

Net (loss) income attributable to William Lyon Homes	(8,859)	(8,797)	3,573	8,046	(2,822)	(8,859)
Preferred stock dividends	(2,743)	—	—	—	—	(2,743)

Net (loss) income available to common stockholders	$(11,602)	$(8,797)	$3,573	$8,046	$(2,822)	$(11,602)

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATING STATEMENT OF OPERATIONS

Period from January 1, 2012 through

February 24, 2012 (Predecessor)

(in thousands)

	Unconsolidated
	Delaware Lyon	California Lyon	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Operating revenue
Home sales	$—	$10,024	$4,316	$2,347	$—	$16,687
Construction services	—	8,883	—	—	—	8,883
Management fees	—	110	—	—	(110)	—

	—	19,017	4,316	2,347	(110)	25,570

Operating costs
Cost of sales—homes	—	(8,819)	(3,820)	(2,069)	110	(14,598)
Construction services	—	(8,223)	—	—	—	(8,223)
Sales and marketing	—	(1,496)	(260)	(188)	—	(1,944)
General and administrative	—	(3,246)	(56)	—	—	(3,302)
Other	—	(16)	—	(171)	—	(187)

	—	(21,800)	(4,136)	(2,428)	110	(28,254)

Income from subsidiaries	228,383	11,536	—	—	(239,919)	—

Operating income (loss)	228,383	8,753	180	(81)	(239,919)	(2,684)
Interest expense, net of amounts capitalized	—	(2,407)	—	(100)	—	(2,507)
Other income (expense), net	—	266	(25)	(11)	—	230

Income (loss) before reorganization items and provision for income taxes	228,383	6,612	155	(192)	(239,919)	(4,961)
Reorganization items	—	221,796	(1)	11,663	—	233,458

Income before provision for income taxes	228,383	228,408	154	11,471	(239,919)	228,497
Provision for income taxes	—	—	—	—	—	—

Net income	228,383	228,408	154	11,471	(239,919)	228,497
Less: Net income attributable to noncontrolling interest	—	—	—	(114)	—	(114)

Net income attributable to William Lyon Homes	$228,383	$228,408	$154	$11,357	$(239,919)	$228,383

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATING STATEMENT OF OPERATIONS

(DEBTOR-IN-POSSESSION)

Year Ended December 31, 2011 (Predecessor)

(in thousands)

	Unconsolidated				Eliminating Entries	Consolidated Company
	Delaware Lyon	California Lyon	Guarantor Subsidiaries	Non-Guarantor Subsidiaries
Operating revenue
Home sales	$—	$176,992	$19,954	$10,109	$—	$207,055
Construction services	—	19,768	—	—	—	19,768
Management fees	—	468	—	—	(468)	—

	—	197,228	19,954	10,109	(468)	226,823

Operating costs						—
Cost of sales	—	(162,148)	(18,225)	(8,818)	468	(188,723)
Impairment loss on real estate assets	—	(70,742)	—	(57,572)	—	(128,314)
Construction services	—	(18,164)	—	—	—	(18,164)
Sales and marketing	—	(14,528)	(1,318)	(1,002)	—	(16,848)
General and administrative	—	(22,070)	(340)	(1)	—	(22,411)
Other	—	(2,979)	—	(1,004)	—	(3,983)

	—	(290,631)	(19,883)	(68,397)	468	(378,443)

Equity in income of unconsolidated joint ventures	—	3,605	—	—	—	3,605
Loss from subsidiaries	(193,330)	(59,588)	—	—	252,918	—

Operating (loss) income	(193,330)	(149,386)	71	(58,288)	252,918	(148,015)
Interest expense, net of amounts capitalized	—	(23,639)	—	(890)	—	(24,529)
Other income (expense), net	—	1,018	(131)	(49)	—	838

Loss before reorganization items and provision for income taxes	(193,330)	(172,007)	(60)	(59,227)	252,918	(171,706)
Reorganization items	—	(21,182)	—	—	—	(21,182)

Loss before provision for income taxes	(193,330)	(193,189)	(60)	(59,227)	252,918	(192,888)
Provision for income taxes	—	(10)	—	—	—	(10)

Net loss	(193,330)	(193,199)	(60)	(59,227)	252,918	(192,898)
Less: Net income attributable to noncontrolling interest	—	—	—	(432)	—	(432)

Net loss attributable to William Lyon Homes	$(193,330)	$(193,199)	$(60)	$(59,659)	$252,918	$(193,330)

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATING STATEMENT OF OPERATIONS

Year Ended December 31, 2010 (Predecessor)

(in thousands)

	Unconsolidated
	Delaware Lyon	California Lyon	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Operating revenue
Sales	$—	$263,864	$16,595	$3,610	$—	$284,069
Construction services	—	10,629	—	—	—	10,629
Management fees	—	165	—	—	(165)	—

	—	274,658	16,595	3,610	(165)	294,698

Operating costs
Cost of sales	—	(228,542)	(16,167)	(1,633)	165	(246,177)
Impairment loss on real estate assets	—	(111,860)	—	—	—	(111,860)
Construction services	—	(7,805)	—	—	—	(7,805)
Sales and marketing	—	(17,953)	(1,208)	(585)	—	(19,746)
General and administrative	—	(24,795)	(313)	(21)	—	(25,129)
Other	—	(2,740)	—	—	—	(2,740)

	—	(393,695)	(17,688)	(2,239)	165	(413,457)

Equity in income of unconsolidated joint ventures	—	916	—	—	—	916
(Loss) income from subsidiaries	(136,786)	(1,053)	12	—	137,827	—

Operating (loss) income	(136,786)	(119,174)	(1,081)	1,371	137,827	(117,843)
Gain on extinguishment of debt	—	5,572	—	—	—	5,572
Interest expense, net of amounts capitalized	—	(23,653)	—	—	—	(23,653)
Other income (expense), net	—	280	(235)	12	—	57

(Loss) income before benefit from income taxes	(136,786)	(136,975)	(1,316)	1,383	137,827	(135,867)
Benefit from income taxes	—	412	—	—	—	412

Net (loss) income	(136,786)	(136,563)	(1,316)	1,383	137,827	(135,455)
Less: Net income attributable to noncontrolling interest	—	—	—	(1,331)	—	(1,331)

Net (loss) income attributable to William Lyon Homes	$(136,786)	$(136,563)	$(1,316)	$52	$137,827	$(136,786)

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS

Period from February 25, 2012 through

December 31, 2012 (Successor)

(in thousands)

	Unconsolidated
	Delaware Lyon	California Lyon	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Operating activities
Net cash (used in) provided by operating activities	$—	$(72,014)	$3,579	$118,428	$—	$49,993

Investing activities
Cash paid for acquisitions, net	—	(33,201)	—	—	—	(33,201)
Purchases of property and equipment	—	(271)	(20)	(21)	—	(312)
Investments in subsidiaries	—	(84,828)	—	—	84,828	—

Net cash used in investing activities	—	(118,300)	(20)	(21)	84,828	(33,513)

Financing activities
Proceeds from borrowings on notes payable	—	7,809	—	5,439	—	13,248
Proceeds from issuance of 8 1/2% Senior Notes	—	325,000	—	—	—	325,000
Principal payments on notes payable	—	(3,994)	—	(69,682)	—	(73,676)
Principal payments on Senior Secured Term Loan	—	(235,000)	—	—	—	(235,000)
Principal payments on Senior Subordinated Secured Notes	—	(75,916)	—	—	—	(75,916)
Proceeds from issuance of convertible preferred stock	—	14,000	—	—	—	14,000
Proceeds from issuance of common stock	—	16,000	—	—	—	16,000
Payment of deferred loan costs	—	(7,181)	—	—	—	(7,181)
Payment of preferred stock dividends	—	(1,721)	—	—	—	(1,721)
Noncontrolling interest contributions	—	—	—	15,313	—	15,313
Noncontrolling interest distributions	—	—	—	(16,004)	—	(16,004)
Advances to affiliates	—	—	3	78,817	(78,820)	—
Intercompany receivables/payables	—	144,535	(3,549)	(134,978)	(6,008)	—

Net cash provided (used in) by financing activities	—	183,532	(3,546)	(121,095)	(84,828)	(25,937)

Net (decrease) increase in cash and cash equivalents	—	(6,782)	13	(2,688)	—	(9,457)
Cash and cash equivalents at beginning of period	—	76,158	52	4,322	—	80,532

Cash and cash equivalents at end of period	$—	$69,376	$65	$1,634	$—	$71,075

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS

Period from January 1, 2012 through

February 24, 2012 (Predecessor)

(in thousands)

	Unconsolidated
	Delaware Lyon	California Lyon	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Operating activities
Net cash (used in) provided by operating activities	$—	$(13,638)	$181	$(3,864)	$—	$(17,321)

Investing activities
Purchases of property and equipment	—	(419)	(3)	422	—	—
Investments in subsidiaries	—	183	—	—	(183)	—

Net cash (used in) provided by investing activities	—	(236)	(3)	422	(183)	—

Financing activities
Principal payments on notes payable	—	(116)	—	(500)	—	(616)
Proceeds from reorganization	—	30,971	—	—	—	30,971
Proceeds from issuance of convertible preferred stock	—	50,000	—	—	—	50,000
Proceeds from debtor in possession financing	—	5,000	—	—	—	5,000
Principal payment of debtor in possession financing	—	(5,000)	—	—	—	(5,000)
Payment of deferred loan costs	—	(2,491)	—	—	—	(2,491)
Noncontrolling interest contributions	—	—	—	1,825	—	1,825
Noncontrolling interest distributions	—	—	—	(1,897)	—	(1,897)
Advances to affiliates	—	—	—	(4)	4	—
Intercompany receivables/payables	—	(2,665)	(173)	2,659	179	—

Net cash provided by (used in) financing activities	—	75,699	(173)	2,083	183	77,792

Net increase (decrease) in cash and cash equivalents	—	61,825	5	(1,359)	—	60,471
Cash and cash equivalents at beginning of period	—	14,333	47	5,681	—	20,061

Cash and cash equivalents at end of period	$—	$76,158	$52	$4,322	$—	$80,532

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS

(DEBTOR-IN-POSSESSION)

Year Ended December, 2011 (Predecessor)

(in thousands)

	Unconsolidated
	Delaware Lyon	California Lyon	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Operating activities
Net cash provided by (used in) operating activities	$—	$127,757	$87	$(166,495)	$—	$(38,651)

Investing activities
Distributions from unconsolidated joint ventures	—	1,435	—	—	—	1,435
Purchases of property and equipment	—	725	(131)	(722)	—	(128)
Investments in subsidiaries	—	29,412	—	—	(29,412)	—

Net cash provided by (used in) investing activities	—	31,572	(131)	(722)	(29,412)	1,307

Financing activities
Principal payments on notes payable	—	(82,531)	—	70,999	—	(11,532)
Noncontrolling interest contributions	—	—	—	6,605	—	6,605
Noncontrolling interest distributions	—	—	—	(8,954)	—	(8,954)
Advances to affiliates	—	—	(3)	(29,341)	29,344	—
Intercompany receivables/payables	—	(131,964)	(37)	131,933	68	—

Net cash (used in) provided by financing activities	—	(214,495)	(40)	171,242	29,412	(13,881)

Net (decrease) increase in cash and cash equivalents	—	(55,166)	(84)	4,025	—	(51,225)
Cash and cash equivalents at beginning of period	—	69,499	131	1,656	—	71,286

Cash and cash equivalents at end of period	$—	$14,333	$47	$5,681	$—	$20,061

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS

Year Ended December 30, 2010 (Predecessor)

(in thousands)

	Unconsolidated
	Delaware Lyon	California Lyon	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Operating activities
Net cash provided by (used in) operating activities	$—	$27,863	$(1,245)	$(2,499)	$—	$24,119

Investing activities
Investment in and advances to unconsolidated joint ventures	—	(194)	—	—	—	(194)
Distributions from unconsolidated joint venture	—	4,183	—	—	—	4,183
Purchases of property and equipment	—	101	(165)	—	—	(64)
Investments in subsidiaries	—	(361)	12	—	349	—

Net cash provided by (used in) investing activities	—	3,729	(153)	—	349	3,925

Financing activities
Proceeds from borrowings on notes payable	—	7,087	—	—	—	7,087
Principal payments on notes payable	—	(52,797)	—	—	—	(52,797)
Net cash paid for repurchase of Senior Notes	—	(31,268)	—	—	—	(31,268)
Noncontrolling interest contributions	—	—	—	6,546	—	6,546
Noncontrolling interest distributions	—	—	—	(3,913)	—	(3,913)
Advances to affiliates	—	—	(19)	(744)	763	—
Intercompany receivables/payables	—	(362)	1,437	37	(1,112)	—

Net cash (used in) provided by financing activities	—	(77,340)	1,418	1,926	(349)	(74,345)

Net (decrease) increase in cash and cash equivalents	—	(45,748)	20	(573)	—	(46,301)
Cash and cash equivalents at beginning of period	—	115,247	111	2,229	—	117,587

Cash and cash equivalents at end of period	$—	$69,499	$131	$1,656	$—	$71,286

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 11—Fair Value of Financial Instruments

In accordance with FASB ASC Topic 820 Fair Value Measurements and Disclosure, (“ASC 820”) the Company is required to disclose the estimated fair value of financial instruments. As of December 31, 2012 and 2011, the Company used the following assumptions to estimate the fair value of each type of financial instrument for which it is practicable to estimate:

•

Notes Payable—The carrying amount is a reasonable estimate of fair value of the notes payable because the loans were entered into during the final quarter of the year and/or the outstanding balance at year end is expected to be repaid within one year;

•	8 1/2 Senior Notes—The 8 1/2 Senior Notes are traded over the counter and their fair values were based upon quotes from industry sources;

•

Senior Secured Term Loan—The face amount of the term loan as of December 31, 2011 is $206.0 million. However, the renegotiated principal amount of the loan in accordance with the joint plan of reorganization is $235.0 million. Since the joint plan of reorganization was filed on December 19, 2011, the renegotiated amount of the term loan is a reasonable fair value as of December 31, 2011; and

•	Old Senior Notes Payable—The Senior Notes were traded over the counter and their fair values were based upon quotes from industry sources, as of December 31, 2011.

The following table excludes cash and cash equivalents, restricted cash, receivables and accounts payable, which had fair values approximating their carrying amounts due to the short maturities and liquidity of these instruments. The estimated fair values of financial instruments are as follows (in thousands):

	Successor		Predecessor
	December 31, 2012		December 31, 2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial liabilities:
Notes payable	$13,248	$13,248	$74,009	$74,009
8 1/2% Senior Notes due 2020	$325,000	$338,000	$—	$—
Senior Secured Term Loan due 2015	$—	$—	$206,000	$235,000
7 5/8% Senior Notes due 2012	$—	$—	$66,704	$20,469
10 3/4% Senior Notes due 2013	$—	$—	$138,912	$40,614
7 1/2% Senior Notes due 2014	$—	$—	$77,867	$21,742

ASC 820 establishes a framework for measuring fair value, expands disclosures regarding fair value measurements and defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 requires the Company to maximize the use of observable market inputs, minimize the use of unobservable market inputs and disclose in the form of an outlined hierarchy the details of such fair value measurements. The Company used Level 3 to measure the fair value of its Notes Payable, and Senior Secured Term Loan, and Level 2 to measure the fair value of its 8 1/2 Senior Notes and Old Senior Notes Payable. ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to a fair value measurement are considered to be observable or unobservable in a marketplace. The three levels of the hierarchy are as follows:

•	Level 1—quoted prices for identical assets or liabilities in active markets;

•

Level 2—quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Level 3—valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The following table represents a reconciliation of the beginning and ending balance for the Company’s Level 3 fair value measurements:

	Notes Payable	Senior Secured Term Loan
	(in thousands)
Fair Value at December 31, 2011 (Predecessor)	$74,009	$235,000
Change in balance related to plan of reorganization(1)	—	—
Repayments of principal(2)	(74,009)	(235,000)
Borrowings of principal(3)	13,248	—
Increase in value during the period	—	—

Fair Value at December 31, 2012 (Successor)	$13,248	$—

(1)	Change is representative of payoff of the loan for the value reported at December 31, 2011, and not the face amount of the notes that were eliminated in accordance with the joint plan of reorganization.
(2)	Represents the actual amount of principal repaid
(3)	Represents the actual amount of principal borrowed

Non-financial Instruments

The Company adopted FASB ASC Topic 820 in 2008, however, disclosure of certain non-financial portions of the statement were deferred until the 2009 reporting period. These non-financial homebuilding assets are those assets for which the Company recorded valuation adjustments during 2011 on a nonrecurring basis. See Note 7, “Real Estate Inventories” for further discussion of the valuation of real estate inventories.

The following table summarizes the fair-value measurements of its non-financial assets for the year ended December 31, 2011:

	Fair Value Hierarchy	Fair Value at Measurement Date(1)	Impairment Charges for the Year Ended December 31, 2011(1)
	(in thousands)
Land under development and homes completed and under construction(2)	Level 3	$94,751	$34,835
Inventory held for future development(3)	Level 3	$74,146	$93,479

(1)	Amounts represent the aggregate fair values for communities where the Company recognized noncash inventory impairment charges during the year ended December 31, 2011.
(2)	In accordance with FASB ASC 360-10-35, inventory under this caption with a carrying value of $129.6 million was written down to its fair value of $94.8 million, resulting in total impairments of $34.8 million for the year ended December 31, 2011.
(3)	In accordance with FASB ASC 360-10-35, inventory under this caption with a carrying value of $167.6 million was written down to its fair value of $74.1 million, resulting in total impairments of $93.5 million for the year ended December 31, 2011.

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair values determined to be Level 3 include the use of internal assumptions, estimates and financial forecasts. Valuations of these items are therefore sensitive to the assumptions used. Fair values represent the Company’s best estimates as of the measurement date, based on conditions existing and information available at the date of issuance of the consolidated financial statements. Subsequent changes in conditions or information available may change assumptions and estimates, as outlined in more detail within “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Fair values determined using Level 3 inputs, were primarily based on the estimated future cash flows discounted for inherent risk associated with each asset. These discounted cash flows are impacted by: the risk-free rate of return; expected risk premium based on estimated land development; construction and delivery timelines; market risk from potential future price erosion; cost uncertainty due to development or construction cost increases; and other risks specific to the asset or conditions in the market in which the asset is located at the time the assessment is made.

In addition, for the year ended December 31, 2011, the Company engaged a third-party valuation advisor to assess values of market comparables on land held for future development. These factors are specific to each community and may vary among communities.

Note 12—Related Party Transactions

For the period from January 1, 2012 through February 24, 2012, and the period from February 25, 2012 through December 31, 2012, the Company incurred reimbursable on-site labor costs of $27,000 and $276,000, respectively, and for the year ended December 31, 2011 and 2010, the Company incurred reimbursable on-site labor costs of $318,000 and $217,000, respectively, for providing customer service to real estate projects developed by entities controlled by William Lyon and William H. Lyon. At December 31, 2012 and December 31, 2011, $7,000 and $24,000, respectively, was due to the Company for reimbursable on-site labor costs, all of which was paid.

Effective April 1, 2011 upon approval by the Company’s board of directors at that time, the Company and an entity controlled by General William Lyon and William H. Lyon entered into a Human Resources and Payroll Services contract to provide that the affiliate will pay the Company a base monthly fee of $21,335 and a variable monthly fee equal to $23 multiplied by the number of active employees employed by such entity (which will initially result in a variable monthly fee of approximately $8,000). The amended contract also provides that the Company will be reimbursed by such affiliate for a pro rata share of any bonuses paid to the Company’s Human Resources staff (other than any bonus paid to the Vice President of Human Resources). The Company believes that the compensation being paid to it for the services provided to the affiliate is at a market rate of compensation, and that as a result of the fees that are paid to the Company under this contract, the overall cost to the Company of its Human Resources department will be reduced. The Company earned fees of $52,000 and $180,000, during the period from January 1, 2012 through February 24, 2012, and the period from February 25, 2012 through December 31, 2012, respectively, and fees of $362,000 and $426,000 during the year ended December 31, 2011 and 2010, respectively, related to this agreement. This contract expired on August 31, 2012 and was not renewed. Any future services provided to the affiliate will be on an as needed basis and will be paid for based on an hourly rate.

On September 3, 2009, Presley CMR, Inc., a California corporation (“Presley CMR”) and wholly owned subsidiary of California Lyon, entered into an Aircraft Purchase and Sale Agreement (“PSA”) with an affiliate of General William Lyon to sell an aircraft. The PSA provided for an aggregate purchase price for the Aircraft of $8.3 million, (which value was the appraised fair market value of the Aircraft), which consisted of: (i) cash in the amount of $2.1 million to be paid at closing and (ii) a promissory note from the affiliate in the amount of $6.2 million. The note is secured by the Aircraft. As part of the Company’s fresh start accounting, the note was

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

adjusted to its fair value of $5.2 million. The discount on the fresh start adjustment is amortized over the remaining life of the note. The note requires semiannual interest payments to California Lyon of approximately $132,000. The note is due in September 2016.

For the period from January 1, 2012 through February 24, 2012, and the period from February 25, 2012 through December 31, 2012, the Company incurred charges of $118,000 and $668,000, respectively, and for the year ended December 31, 2011 and 2010, the Company incurred charges of $786,000 and $786,000, respectively, related to rent on its corporate office, from a trust of which William H. Lyon is the sole beneficiary. The current lease expires in March 2013 and the Company has decided to relocate its corporate office upon expiration of the lease. The Company has entered into a lease for the new location with an unrelated third party.

Note 13—Income Taxes

On December 19, 2011, the Parent and certain of its subsidiaries filed voluntary petitions under Chapter 11 of Title 11 of the United States Code in the U.S. Bankruptcy Court for the District of Delaware. On February 25, 2012, the group of companies emerged from the Chapter 11 bankruptcy proceedings.

The following summarizes the (provision) benefit from income taxes (in thousands):

	Successor	Predecessor
	Period from February 25 through December 31, 2012	Period from January 1 through February 24, 2012	Year Ended December 31,
			2011	2010
Current
Interest on uncertain tax provisions	$—	$—	$—	$75
Federal	—	—	—	347
State	(11)	—	(10)	(10)

	$(11)	$—	$(10)	$412

Income taxes differ from the amounts computed by applying the applicable federal statutory rates due to the following (in thousands):

	Successor	Predecessor
	Period from February 25 through December 31, 2012	Period from January 1 through February 24, 2012	Year Ended December 31,
			2011	2010
Benefit (provision) for federal income taxes at the statutory rate	$3,098	$(79,935)	$67,662	$48,019
Provision for state income taxes, net of federal income tax benefits	(7)	—	(6)	(6)
Valuation allowance	(2,195)	(14,991)	(66,265)	(47,949)
Nondeductible items-reorganization costs	(709)	94,925	(1,379)	—
Nondeductible items-other	(194)	(3)	(22)	—
Other	(4)	4	—	348

	$(11)	$—	$(10)	$412

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Temporary differences giving rise to deferred income taxes consist of the following (in thousands):

	December 31,
	2012	2011
Deferred tax assets
Impairment and other reserves	$73,947	$102,216
Compensation deductible for tax purposes when paid	987	970
State income tax provisions deductible when paid for federal tax purposes	4	3
Effect of book/tax differences for joint ventures	1,002	1,563
Effect of book/tax differences for capitalized interest/general and administrative	—	891
Other	318	318
AMT credit carryover	2,698	2,698
Unused recognized built-in loss	16,349	—
Net operating loss	113,314	99,586
Valuation allowance	(200,048)	(202,322)

	8,571	5,923
Deferred tax liabilities
Effect of book/tax differences for joint ventures	(5,597)	(5,923)
Effect of book/tax differences for capitalized interest/general and administrative	(2,974)	—

	(8,571)	(5,923)

	$—	$—

At December 31, 2012, the Company had gross federal and state net operating loss carryforwards totaling approximately $243.8 million and $508.3 million, respectively. Federal net operating loss carryforwards begin to expire in 2028 and state net operating loss carryforwards begin to expire in 2013. In addition, as of December 31, 2012, the Company had unused federal and state built-in losses of $42.1 million and $27.9 million, respectively, which expire in 2017.

In connection with the Company’s emergence from the Chapter 11 bankruptcy proceedings, the Company experienced an “ownership change” as defined in Section 382 of the Internal Revenue Code, or the IRC, as of February 25, 2012. Section 382 of the IRC contains rules that limit the ability of a company that undergoes an “ownership change” to utilize its net operating loss carryforwards and certain built-in losses or deductions recognized during the five-year period after the ownership change. The Company is able to retain a portion of its U.S. federal and state net operating loss and tax credit carryforwards, or the “Tax Attributes”, in connection with the ownership change. However the IRC, Sections 382 and 383 provide an annual limitation with respect to the ability of a corporation to utilize its Tax Attributes against future U.S. taxable income in the event of a change in ownership. In the Company’s situation, the limitation under the IRC will generally be based on the value of the equity (for purposes of the applicable tax rules) on or immediately following the time of emergence. As a result, the Company’s future U.S. taxable income may not be fully offset by the Tax Attributes if such income exceeds the Company’s annual limitation, and the Company may incur a tax liability with respect to such income. In addition, subsequent changes in ownership for purposes of the IRC could further diminish the Company’s ability to utilize Tax Attributes.

In assessing the benefits of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers taxable income in carry back years, the scheduled

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reversal of deferred tax liabilities, tax planning strategies and projected future taxable income in making this assessment. As of December 31, 2012, due to uncertainties surrounding the realization of the cumulative federal and state deferred tax assets, the Company has a full valuation allowance against the deferred tax assets. The valuation allowance for the years ended December 31, 2012, 2011 and 2010 was $200.0 million, $202.3 million and $125.8 million, respectively.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”) which is now codified as FASB ASC 740, Income Taxes. FASB ASC 740 prescribes a recognition threshold and a measurement criteria for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be considered more likely than not to be sustained upon examination by taxing authorities. The Company has taken positions in certain taxing jurisdictions for which it is more likely than not that previously unrecognized tax benefits will be recognized. The Company records interest and penalties related to uncertain tax positions as a component of the provision for income taxes. At January 1, 2008, and for the years ended December 31, 2008 through December 31, 2012, the Company has no unrecognized tax benefits.

In compliance with the Company’s election to recognize interest income (expense) and penalties related to uncertain tax positions in the income tax provision, $75,000 of interest income related to the income tax refund receivable, recorded under the provisions of FASB ASC 740, is included in the benefit from income taxes for the twelve months ended December 31, 2010.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is subject to U.S. federal income tax examination for calendar tax years ending 2009 through 2012. The Company is subject to various state income tax examinations for calendar tax years ending 2008 through 2012.

Note 14—Business Combination

The Company acquired 100% of various entities which operate under the Village Homes brand (“Village Homes”) in the Denver metropolitan area, Fort Collins, and Granby, Colorado markets on December 7, 2012. The purchase price was $33.2 million in cash and the acquisition has been accounted for as a business combination in accordance with FASB ASC Topic 805, Business Combinations. Village Homes immediately began operating as a division of the Company, as its Colorado segment. The Village Homes brand was established in 1984 and has been a leading developer and builder of move-up homes, selling more than 10,000 homes in the Denver area over the past 25 years. The acquisition of Village Homes allowed the Company to expand into the Denver market, one of the largest and fastest growing housing markets in the United States, adding a fifth region while diversifying the Company’s existing portfolio. The acquisition eliminated lead-time and start-up costs of expanding into a new market, and provided a platform that can grow significantly without the need for additional general and administrative expenses.

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assets and liabilities acquired through the purchase of Village Homes were as follows (in thousands):

Real estate inventories owned	$32,923
Other assets, net	1,463
Intangibles	907
Receivables	70
Accounts payable	(1,029)
Accrued expenses	(1,133)

Cash paid for acquisitions, net	$33,201

In connection with the acquisition of Village Homes, the Company incurred acquisition related expenses of $0.2 million which are included in general and administrative expense in the consolidated statement of operations for the period from February 25, 2012 through December 31, 2012.

Since acquisition, Village Homes contributed $5.4 million in home sales revenue and $0.01 million in net income which is included in the consolidated statement of operations for the period from February 25, 2012 through December 31, 2012.

For the period from February 25, 2012 through December 31, 2012, period from January 1, 2012 through February 24, 2012, and the year ended December 31, 2011, the below unaudited pro forma information has been prepared to give effect to the Village Homes acquisition as if it occurred on January 1, 2011 (in thousands except number of shares and per share data):

	(unaudited)
	Successor	Predecessor
	Period from February 25 through December 31, 2012	Period from January 1 through February 24, 2012	Year Ended December 31, 2011
Revenue	$405,635	$28,521	$261,933
Net (loss) income available to common stockholders	$(9,617)	$228,074	$(189,457)
(Loss) income per common share, basic and diluted	$(0.09)	$228,074	$(189,457)
Weighted average common shares outstanding, basic and diluted	103,037,842	1,000	1,000

The pro forma results are not necessarily indicative of the operating results that would have been obtained had the acquisitions occurred at the beginning of the periods presented, nor are they necessarily indicative of future operating results.

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 15—(Loss) Income Per Common Share

Basic and diluted (loss) income per common share for the period from February 25, 2012 through December 31, 2012, the period from January 1, 2012 through February 24, 2012 and the year ended December 31, 2011 and 2010 were calculated as follows (in thousands, except number of shares and per share amounts):

	Successor	Predecessor
	Period from February 25 through December 31, 2012	Period from January 1 through February 24, 2012	Year Ended December 31,
			2011	2010
Basic weighted average number of shares outstanding	103,037,842	1,000	1,000	1,000
Effect of dilutive securities:
Preferred shares, stock options, and warrants(1)	—	N/A	N/A	N/A

Diluted average shares outstanding	103,037,842	1,000	1,000	1,000
Net (loss) income available to common stockholders	$(11,602)	$228,383	$(193,330)	$(136,786)

Basic (loss) income per common share	$(0.11)	$228,383	$(193,330)	$(136,786)
Dilutive (loss) income per common share	$(0.11)	$228,383	$(193,330)	$(136,786)
Antidilutive securities not included in the calculation of diluted (loss) income per common share (weighted average):
Preferred shares	68,002,529	N/A	N/A	N/A
Vested stock options	3,171,535	N/A	N/A	N/A
Unvested stock options	1,585,767	N/A	N/A	N/A
Warrants	15,737,294	N/A	N/A	N/A

(1)	For periods with a net loss, all potentially dilutive shares related to the preferred shares, options to acquire common stock, and warrants were excluded from the diluted loss per common share calculations because the effect of their inclusion would be antidilutive, or would decrease the reported loss per common share.

Note 16—Redeemable Convertible Preferred Stock

As of December 31, 2012, there were 77,005,744 shares of Convertible Preferred Stock, $0.01 par value per share, or the Convertible Preferred Stock, outstanding, of which 64,831,831 shares were issued in accordance with our plan of reorganization, in exchange for aggregate cash consideration of $50.0 million. In conjunction with the application of fresh start accounting, the fair value of the Convertible Preferred Stock was $56.4 million upon emergence.

On October 12, 2012, the Company entered into a Subscription Agreement between the Company and WLH Recovery Acquisition LLC, a Delaware limited liability company and investment vehicle managed by affiliates of Paulson & Co. Inc. (“Paulson”), pursuant to which, the Company issued to Paulson (i) 15,238,095 shares of Class A Common Stock, for $16.0 million in cash and (ii) 12,173,913 shares of the Company’s Convertible Preferred Stock, for $14.0 million in cash, for an aggregate purchase price of $30.0 million.

Our Second Amended and Restated Certificate of Incorporation (the “Charter”) authorizes the issuance of up to 80,000,000 shares of redeemable convertible preferred stock, in one or more series and with such rights, preferences, privileges and restrictions, including voting rights, redemption provisions (including sinking fund

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

provisions), dividend rights, dividend rates, liquidation rates, liquidation preferences and conversion rights, as our board of directors may determine without further action by the holders of common stock.

Holders of our Convertible Preferred Stock are entitled to receive cumulative dividends at a rate of 6% per annum consisting of (i) cash dividends at the rate of 4% paid quarterly in arrears, and (ii) accreting dividends accruing at the rate of 2% per annum (the “Convertible Preferred Dividends”). During the period from February 25, 2012 through December 31, 2012, the company recorded preferred stock dividends of $2.7 million. During the period from February 25, 2012 through December 31, 2012, $1.7 million was paid in cash and $0.9 million of accreting dividends are included in Convertible Preferred Stock as of December 31, 2012.

In the event that the Corporation declares or pays any dividends upon any Common Stock (whether payable in cash, securities, other property or otherwise), the Corporation shall also declare and pay to the holders of the Convertible Preferred Stock at the same time that it declares and pays such dividends to the holders of such Common Stock the dividends declared and paid with respect to such Common Stock as if all of the outstanding Convertible Preferred Stock had been converted into such Common Stock immediately prior to the record date for such dividend, or if no record date is fixed, the date as of which the record holders of such Common Stock entitled to such dividends are to be determined.

Upon the occurrence of the Conversion Date (as defined in the Charter), each share of Convertible Preferred Stock will automatically convert into such number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing the Convertible Preferred Original Issue Price (as defined in the Charter) by the then applicable Convertible Preferred Conversion Price (as defined in the Charter). In connection with any such conversion, the Company will also pay (i) any accrued but unpaid Convertible Preferred Dividends on any shares of Convertible Preferred Stock being converted (including, without limitation, any accreting dividends not previously paid), which amounts will be paid in cash out of funds legally available therefore if such payment would not violate any covenants imposed by agreements entered into in good faith governing the indebtedness of the Company and its subsidiaries, or, to the extent not so permitted or so available, in shares of Class A Common Stock, based on the fair market value of such common stock at such time, and (ii) in cash, the value of any fractional share of Class A Common Stock otherwise issuable to any such Convertible Preferred Stockholder.

To the extent not previously converted to common stock, the Company will redeem all the outstanding shares of Convertible Preferred Stock on the fifteenth anniversary of the date of first issuance at a price per share payable in cash and equal to the Convertible Preferred Original Issue Price plus accrued and unpaid Convertible Preferred Dividends in respect thereof.

The Company initially recorded the redeemable convertible preferred stock at its fair value based on the option pricing model stated above in Note 3. Since the initial measurement and recording of the redeemable convertible preferred stock is greater than its redemption value, the Company would assess the probability of redemption at each reporting date. As of December 31, 2012, the preferred stock is not currently redeemable and ultimate redemption is not currently probable, since the redemption would only occur if the preferred stock is still outstanding in 15 years. In addition, the preferred stock will likely convert to common shares prior to that date. At such time that redemption was deemed probable, the Company would adjust the carrying value to its redemption value with the offsetting adjustment to additional paid in capital. Further, upon a conversion of the preferred into common shares, the carrying value of the preferred stock would be reclassified to common stock and additional paid in capital on that date. The redemption value of the redeemable convertible preferred stock as of December 31, 2012 was $64.0 million, excluding the accreted dividends of $0.9 million.

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 17—Equity

Common Stock

As of December 31, 2012, we had 120,105,557 shares of common stock outstanding. In conjunction with the Plan as discussed in Notes 2, 3 and 4, the Company issued the following shares of common stock: (i) 44,793,255 shares of Class A, $0.01 par value per share, in exchange for old senior notes claims, as described above, (ii) 31,464,548 shares of Class B, $0.01 par value per share, in exchange for aggregate consideration of $25 million, and a warrant to purchase 15,737,294 shares of Class B Common Stock, at $2.07 per share, (iii) 12,966,366 shares of Class C, $0.01 par value per share, in exchange for cash consideration of $10.0 million, and (iv) the issuance of an additional 3,144,000 shares of Class C Common Stock to Luxor Capital Group LP as a transaction fee in consideration for providing the backstop commitment of the offering of Class C shares and shares of Convertible Preferred Stock in connection with the Plan. In December 2012, an affiliate of Luxor Capital Group LP elected to convert 90,028 shares of its Class C Common Stock into 90,028 shares of Class A Common Stock.

On June 28, 2012, the Company consummated the purchase of certain real property (comprising of approximately 165 acres) in San Diego County, California; San Bernardino County, California; Maricopa County, Arizona; and Clark County, Nevada, representing seven separate residential for sale developments, comprising of over 1,000 lots. The aggregate purchase price of the property was $21.5 million. The Company paid $11.0 million cash, and issued 10,000,000 shares of Class A Common Stock, to investment vehicles managed by affiliates of Colony Capital, LLC as consideration for the property.

On October 1, 2012, the Company approved the grant of an aggregate of 3,120,000 restricted shares of Class D common stock of the Company, and an aggregate of 4,757,302 options to purchase shares of Class D common stock of the Company, of which 1,115,302 represent “five-year” options and 3,642,000 represent “ten-year” options to certain officers of California Lyon. In addition, the Company granted 256,500 shares of Restricted Stock to its non-employee directors, which were fully vested on the date of grant.

On October 12, 2012, the Company entered into a Subscription Agreement between the Company and WLH Recovery Acquisition LLC, a Delaware limited liability company and investment vehicle managed by affiliates of Paulson & Co. Inc. (“Paulson”), pursuant to which, the Company issued to Paulson (i) 15,238,095 shares of Class A Common Stock, for $16.0 million in cash and (ii) 12,173,913 shares of the Company’s Convertible Preferred Stock, for $14.0 million in cash, for an aggregate purchase price of $30.0 million.

Upon the occurrence of the Conversion Date, each share of Class C Common Stock will automatically convert into one share of Class A Common Stock, and each share of Class B Common Stock will automatically convert into one share of Class A Common Stock, if a majority of the shares of Class B Common Stock then-outstanding vote in favor of such conversion. If, at any time (whether before, on or after the Conversion Date), any share of Class B Common Stock is not owned, beneficially or of record, by either General William Lyon or William H. Lyon, their sibling, spouses and lineal descendants, any entities wholly owned by one or more of the foregoing persons, or any trusts or other estate planning vehicles for the benefit of any of the foregoing, then such share of Class B Common Stock will automatically convert into one share of Class A Common Stock.

All of our outstanding shares of common stock have been validly issued and fully paid and are non-assessable. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of preferred stock. Holders of our common stock have no preference, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities.

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

With the exception of the dividends to be paid out to holders of our Convertible Preferred Stock, the Company does not intend to declare or pay cash dividends in the foreseeable future. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors. The payment of cash dividends is restricted under the terms of our Amended and Restated Senior Secured Term Loan Agreement and the indenture governing the Notes.

In conjunction with the adoption of fresh start accounting, the Company allocated the fair market value of the common stock of $43.1 million as of February 24, 2012.

Warrants

The holders of Class B Common Stock hold warrants to purchase 15,737,294 shares of Class B Common Stock at an exercise price of $2.07 per share. The expiration date of the Class B Warrants is February 24, 2017. The Warrants were assigned a value of $1.0 million in conjunction with the adoption of fresh start accounting and are recorded in additional paid-in capital.

Note 18—Stock Based Compensation

In 2012, the Company adopted the William Lyon Homes 2012 Equity Incentive Plan (the “Plan”). The Plan was approved by the Board of Directors and the Company’s stockholders, and is administered by the Compensation Committee of the Board. The provisions of the Plan allow for a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards, deferred stock awards, deferred stock unit awards, dividend equivalent awards, stock payment awards and performance awards and other stock-based awards, to certain executives, directors, and non-executives of California Lyon. The Company believes that such awards provide a means of compensation to attract and retain qualified employees and better align the interests of our employees with those of our stockholders. Option awards are granted with an exercise price equal to the market price at the date of grant.

Under the plan, 13,699,565 shares of the Company’s Class D common stock have been reserved for issuance. In 2012, the Company granted an aggregate of 2,499,293 restricted shares of Class D common stock of the Company, and an aggregate of 4,757,302 stock options to purchase shares of Class D common stock of the Company, of which 1,115,302 represent “five-year” options and 3,642,000 represent “ten-year” options.

The five-year options are subject to mandatory exercise upon the earlier of an initial public offering (“IPO”) of the Company, or five years, provided, that if the IPO occurs prior to the applicable vesting date of the options, such options will be exercised upon the applicable vesting date. The five-year options and ten-year options will be incentive stock options to the maximum extent permitted by law. Each of the restricted stock and option awards vests as follows: 50% of the shares and options vested on October 1, 2012, the date of grant, with the remaining 50% of the shares and options vesting in three equal installments on each of December 31, 2012, 2013 and 2014, subject to the recipient’s continued employment through the applicable vesting date and accelerated vesting as set forth in the applicable award agreement. In addition, the Company granted 256,500 shares of Restricted Stock to its non-employee directors, which were fully vested on the date of grant.

The Company uses the fair value method of accounting for stock options granted to employees which requires us to measure the cost of employee services received in exchange for the stock options, based on the grant date fair value of the award. The fair value of the awards is estimated using the Black-Scholes option-pricing model. The resulting cost is recognized on a straight line basis over the period during which an employee is required to provide service in exchange for the award, usually the vesting period.

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of each employee option awarded was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions.

	Period from February 25, 2012 through December 31,
	2012	2011	2010
Expected dividend yield	0%	N/A	N/A
Risk-free interest rate	0.55%	N/A	N/A
Expected volatility	79%	N/A	N/A
Expected life (in years)	4.73	N/A	N/A

The Black-Scholes option-pricing model requires inputs such as the risk-free interest rate, expected term and expected volatility. Further, the forfeiture rate also affects the amount of aggregate compensation. These inputs are subjective and generally require significant judgment.

The risk-free interest rate that we use is based on the United States Treasury yield in effect at the time of grant for zero coupon United States Treasury notes with maturities approximating each grant’s expected life. Given our limited history with employee grants, we use the “simplified” method in estimating the expected term for our employee grants. The “simplified” method is calculated as the average of the time-to-vesting and the contractual life of the options. Our expected volatility is derived from the historical volatilities of several unrelated public companies within the homebuilding industry, because we have no trading history on our common stock. When making the selections of our peer companies within the homebuilding industry to be used in the volatility calculation, we also considered the stage of development, size and financial leverage of potential comparable companies. We estimate our forfeiture rate based on an analysis of our actual forfeitures, of which we had none, and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior and other factors.

Summary of Stock Option Activity

Stock option activity under the Plan at December 31, 2012 and changes during the period from February 25, 2012 through December 31, 2012 were as follows (there is no activity in prior periods as the options were granted in the fourth quarter of 2012):

	Period from February 25, 2012 through December 31, 2012
	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Options outstanding at beginning of year	—	N/A	N/A	N/A
Granted(1)	4,757,302	$1.05	4.48	$—
Exercised	—	N/A	N/A	N/A
Cancelled	—	N/A	N/A	N/A
Options outstanding at end of year	4,757,302	$1.05	4.48	$—
Options vested and expected to vest	4,757,302	$1.05	4.48	$—
Options exercisable at end of year(2)	3,171,535	$1.05	4.48	$—
Price range of options exercised	N/A
Price range of options outstanding	$1.05
Total shares available for future grants at end of year	6,442,970

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	The weighted average grant date fair value of the stock options was $0.64.
(2)	The fair value of shares vested during the period from February 25, 2012 through December 31, 2012 was $2.0 million.

The following table summarizes information associated with stock options granted to executives, directors, and non-executives that are vested and expected to vest in future reporting periods:

	Period from February 25, 2012 through December 31, 2012
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Executives	4,467,892	$1.05
Directors	—	N/A
Non-Executives	289,410	$1.05

Total	4,757,302	$1.05	4.48	$—

The following table summarizes information associated with stock options granted to executives, directors, and non-executives that are exercisable at December 31, 2012:

	Period from February 25, 2012 through December 31, 2012
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Executives	2,978,595	$1.05
Directors	—	N/A
Non-Executives	192,940	$1.05

Total	3,171,535	$1.05	4.48	$—

Summary of Nonvested (Restricted) Shares Activity

	Period from February 25, 2012 through December 31, 2012
	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested shares at beginning of year	—	N/A
Granted	2,499,293	$1.05
Vested	1,592,965	$1.05
Cancelled	—	$1.05
Non-vested shares at end of year	906,328	$1.05

In conjunction with the issuance of the equity grants in October 2012, the Company recorded stock based compensation expense of $3.7 million which is included in general and administrative expense in the consolidated statement of operations for the period from February 25, 2012 through December 31, 2012, and expects to record approximately $1.0 million per year thereafter. There was no stock based compensation

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

expense recognized in the years ended December 31, 2011 and 2010. As of December 31, 2012, $2.0 million of total unrecognized stock based compensation expense is expected to be recognized as an expense by the Company in the future over a weighted average period of two years. The total value of restricted stock awards which fully vested during the period from February 25, 2012 through December 31, 2012 was $1.7 million. There is no recognized tax benefit for the period from February 25, 2012 through December 31, 2012, period from January 1, 2012 through February 25, 2012 and the year ended December 31, 2011, and 2010.

Note 19—Commitments and Contingencies

The Company’s commitments and contingent liabilities include the usual obligations incurred by real estate developers in the normal course of business. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

The Company is a defendant in various lawsuits related to its normal business activities. We believe that the accruals we have recorded for probable and reasonably estimable losses with respect to these proceedings are adequate and that, as of December 31, 2012, it was not reasonably possible that an additional material loss had been incurred in an amount in excess of the estimated amounts already recognized on our consolidated financial statements. We evaluate our accruals for litigation and regulatory proceedings at least quarterly and, as appropriate, adjust them to reflect (i) the facts and circumstances known to us at the time, including information regarding negotiations, settlements, rulings and other relevant events and developments; (ii) the advice and analyses of counsel; and (iii) the assumptions and judgment of management. Similar factors and considerations are used in establishing new accruals for proceedings as to which losses have become probable and reasonably estimable at the time an evaluation is made. Based on our experience, we believe that the amounts that may be claimed or alleged against us in these proceedings are not a meaningful indicator of our potential liability. The outcome of any of these proceedings, including the defense and other litigation-related costs and expenses we may incur, however, is inherently uncertain and could differ significantly from the estimate reflected in a related accrual, if made. Therefore, it is possible that the ultimate outcome of any proceeding, if in excess of a related accrual or if no accrual had been made, could be material to our consolidated financial statements.

We have non-cancelable operating leases primarily associated with our office facilities. Rent expense under cancelable and non-cancelable operating leases totaled $2.6 million, $0.7 million, $4.4 million and $4.4 million in the period from February 25, 2012 through December 31, 2012, the period from January 1, 2012 through February 24, 2012 and the years ended December 31, 2011 and 2010, respectively, and is included in general and administrative expense in our consolidated statements of operations for the respective periods. The table below shows the future minimum payments under non-cancelable operating leases at December 31, 2012 (in thousands).

Year Ended December 31
2013	$1,349
2014	1,260
2015	618
2016	556
2017	580
Thereafter	2,654

Total	$7,017

In some jurisdictions in which the Company develops and constructs property, assessment district bonds are issued by municipalities to finance major infrastructure improvements. As a land owner benefited by these

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

improvements, the Company is responsible for the assessments on its land. When properties are sold, the assessments are either prepaid or the buyers assume the responsibility for the related assessments. Assessment district bonds issued after May 21, 1992 are accounted for under the provisions of EITF 91-10, “Accounting for Special Assessment and Tax Increment Financing Entities” issued by the Emerging Issues Task Force of the Financial Accounting Standards Board on May 21, 1992, now codified as FASB ASC Topic 970-470, Real Estate—Debt, and recorded as liabilities in the Company’s consolidated balance sheet, if the amounts are fixed and determinable.

As of December 31, 2012, the Company had $0.9 million in deposits as collateral for outstanding irrevocable standby letters of credit to guarantee the Company’s financial obligations under certain contractual arrangements in the normal course of business. The standby letters of credit were secured by cash as reflected as restricted cash on the accompanying consolidated balance sheet. The beneficiary may draw upon these letters of credit in the event of a contractual default by the Company relating to each respective obligation. These letters of credit generally have a stated term of 12 months and have varying maturities throughout 2013, at which time the Company may be required to renew to coincide with the term of the respective arrangement.

The Company also had outstanding performance and surety bonds of $64.4 million at December 31, 2012 related principally to its obligations for site improvements at various projects. The Company does not believe that draws upon these bonds, if any, will have a material effect on the Company’s financial position, results of operations or cash flows. As of December 31, 2012, the Company had $60.9 million of project commitments relating to the construction of projects.

The Company has provided unsecured environmental indemnities to certain lenders, joint venture partners and land sellers. In each case, the Company has performed due diligence on the potential environmental risks including obtaining an independent environmental review from outside environmental consultants. These indemnities obligate the Company to reimburse the guaranteed parties for damages related to environmental matters. There is no term or damage limitation on these indemnities; however, if an environmental matter arises, the Company could have recourse against other previous owners.

See Note 10 for additional information relating to the Company’s guarantee arrangements.

In addition to the land bank agreements discussed below, the Company has entered into various purchase option agreements with third parties to acquire land. As of December 31, 2012, the Company has made non-refundable deposits of $3.8 million. The Company is under no obligation to purchase the land, but would forfeit remaining deposits if the land were not purchased. The total purchase price under the option agreements is $97.1 million as of December 31, 2012.

Land Banking Arrangements

The Company enters into purchase agreements with various land sellers. As a method of acquiring land in staged takedowns, thereby minimizing the use of funds from the Company’s available cash or other corporate financing sources and limiting the Company’s risk, the Company transfers the Company’s right in such purchase agreements to entities owned by third parties (“land banking arrangements”). These entities use equity contributions and/or incur debt to finance the acquisition and development of the land. The entities grant the Company an option to acquire lots in staged takedowns. In consideration for this option, the Company makes a non-refundable deposit of 15% to 25% of the total purchase price. The Company is under no obligation to purchase the balance of the lots, but would forfeit existing deposits and could be subject to penalties if the lots were not purchased. The Company does not have legal title to these entities or their assets and has not guaranteed

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

their liabilities. These land banking arrangements help the Company manage the financial and market risk associated with land holdings. ASC 810 requires the consolidation of the assets, liabilities and operations of the Company’s land banking arrangements that are VIEs, of which none existed at December 31, 2012.

The Company participates in one land banking arrangement, which is not a VIE in accordance with ASC 810, but which is consolidated in accordance with FASB ASC Topic 470, Debt (“ASC 470”). Under the provisions of ASC 470, the Company has determined it is economically compelled, based on certain factors, to purchase the land in the land banking arrangement. The Company has recorded the remaining purchase price of the land of $39.0 million, which is included in real estate inventories not owned and liabilities from inventories not owned in the accompanying consolidated balance sheet as of December 31, 2012, and represents the remaining net cash to be paid on the remaining land takedowns.

In 2012, the Company made additional deposits of $2.5 million. In conjunction with the deposits, the Company reduced real estate inventories not owned and liabilities from inventories not owned in the amount of $2.5 million.

Summary information with respect to the Company’s land banking arrangements is as follows as of the periods presented (dollars in thousands):

	Successor	Predecessor
	December 31,
	2012	2011
Total number of land banking projects	1	1

Total number of lots(1)	610	625

Total purchase price	$161,465	$161,465

Balance of lots still under option and not purchased:
Number of lots	199	225

Purchase price	$39,029	$47,408

Forfeited deposits if lots are not purchased	$27,734	$25,234

(1)	Total number of lots in the land banking project was reduced by 15 as of December 31, 2012 as compared to December 31, 2011 because of a change in product mix in future projects.

Note 20—Subsequent Events

No events have occurred subsequent to December 31, 2012, that have required recognition or disclosure in the Company’s financial statements.

WILLIAM LYON HOMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 21—Unaudited Summarized Quarterly Financial Information

Summarized unaudited quarterly financial information for the years ended December 31, 2012 and 2011 is as follows (in thousands except per share data):

	Predecessor	Successor
	Period from January 1 through February 24, 2012	Period from February 25 through March 31, 2012	Three Months Ended

			June 30, 2012	September 30, 2012	December 31, 2012
Sales	$16,687	$15,109	$145,051	$85,942	$102,833
Cost of sales	(14,598)	(13,063)	(131,272)	(70,795)	(82,859)

Gross profit	2,089	2,046	13,779	15,147	19,974
Other income, costs and expenses, net	226,408	(7,028)	(14,836)	(14,681)	(21,262)

Net income (loss)	228,497	(4,982)	(1,057)	466	(1,288)

Net income (loss) available to common stockholders	$228,383	$(5,351)	$(2,550)	$(1,507)	$(2,194)

Income (loss) per common share, basic and diluted	$228,383	$(0.06)	$(0.03)	$(0.01)	$(0.02)

	Predecessor
	Three Months Ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Sales	$36,574	$57,795	$53,703	$58,983
Cost of sales	(31,885)	(51,121)	(46,645)	(59,072)

Gross profit (loss)	4,689	6,674	7,058	(89)
Other income, costs and expenses, net	(15,866)	(17,759)	(46,758)	(130,837)

Net loss	(11,177)	(11,095)	(39,700)	(130,926)
Net loss attributable to William Lyon Homes	$(11,225)	$(11,171)	$(39,634)	$(131,300)

Loss per common share, basic and diluted	$(11,225)	$(11,171)	$(39,634)	$(131,300)

WILLIAM LYON HOMES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands except number of shares and par value per share)

	Successor
	March 31, 2013	December 31, 2012
	(unaudited)
ASSETS
Cash and cash equivalents — Note 1	$66,404	$71,075
Restricted cash — Note 1	853	853
Receivables	20,026	14,789
Real estate inventories — Note 4
Owned	439,491	421,630
Not owned	39,029	39,029
Deferred loan costs, net	7,054	7,036
Goodwill	14,209	14,209
Intangibles, net of accumulated amortization of $6,379 as of March 31, 2013 and $5,757 as of December 31, 2012	3,998	4,620
Other assets, net	7,842	7,906

Total assets	$598,906	$581,147

LIABILITIES AND EQUITY
Accounts payable	$24,193	$18,735
Accrued expenses	47,749	41,770
Liabilities from inventories not owned — Note 12	39,029	39,029
Notes payable — Note 5	22,269	13,248
8 1/2% Senior Notes due November 15, 2020 — Note 5	325,000	325,000

	458,240	437,782

Commitments and contingencies — Note 12
Redeemable convertible preferred stock:
Redeemable convertible preferred stock, par value $0.01 per share; 80,000,000 shares authorized; 77,005,744 shares issued and outstanding at March 31, 2013 and December 31, 2012	71,571	71,246
Equity:
William Lyon Homes stockholders’ equity
Common stock, Class A, par value $0.01 per share; 340,000,000 shares authorized; 70,121,378 shares issued and outstanding at March 31, 2013 and December 31, 2012	701	701
Common stock, Class B, par value $0.01 per share; 50,000,000 shares authorized; 31,464,548 shares issued and outstanding at March 31, 2013 and December 31, 2012	315	315
Common stock, Class C, par value $0.01 per share; 120,000,000 shares authorized; 16,020,338 shares issued and outstanding at March 31, 2013 and December 31, 2012	160	160
Common stock, Class D, par value $0.01 per share; 30,000,000 shares authorized; 3,084,585 and 2,499,293 shares outstanding at March 31, 2013 and December 31, 2012, respectively	31	25
Additional paid-in capital	73,418	73,113
Accumulated deficit	(15,124)	(11,602)

Total William Lyon Homes stockholders’ equity	59,501	62,712
Noncontrolling interest — Note 2	9,594	9,407

Total equity	69,095	72,119

Total liabilities and equity	$598,906	$581,147

See accompanying notes to condensed consolidated financial statements

WILLIAM LYON HOMES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands except number of shares and per share data)

(unaudited)

	Successor		Predecessor
	Three Months Ended March 31, 2013	Period from February 25 through March 31, 2012	Period from January 1 through February 24, 2012
Operating revenue
Home sales	$76,434	$15,109	$16,687
Construction services — Note 1	4,419	3,195	8,883

	80,853	18,304	25,570

Operating costs
Cost of sales — homes	(63,328)	(13,063)	(14,598)
Construction services — Note 1	(4,038)	(2,896)	(8,223)
Sales and marketing	(4,668)	(1,093)	(1,944)
General and administrative	(8,524)	(2,213)	(3,302)
Amortization of intangible assets	(622)	(1,402)	—
Other	(485)	(599)	(187)

	(81,665)	(21,266)	(28,254)

Operating loss	(812)	(2,962)	(2,684)
Interest expense, net of amounts capitalized — Note 1	(1,284)	(1,714)	(2,507)
Other income, net	87	47	230

Loss before reorganization items	(2,009)	(4,629)	(4,961)
Reorganization items, net	(464)	(353)	233,458

Net (loss) income	(2,473)	(4,982)	228,497
Less: Net income attributable to noncontrolling interest	(75)	(77)	(114)

Net (loss) income attributable to William Lyon Homes	(2,548)	(5,059)	228,383
Preferred stock dividends	(974)	(292)	—

Net (loss) income available to common stockholders	$(3,522)	$(5,351)	$228,383

(Loss) income per common share, basic and diluted	$(0.03)	$(0.06)	$228,383

Weighted average common shares outstanding, basic and diluted	120,300,654	92,368,169	1,000

See accompanying notes to condensed consolidated financial statements

WILLIAM LYON HOMES

CONDENSED CONSOLIDATED STATEMENT OF EQUITY

(in thousands)

(unaudited)

	William Lyon Homes Stockholders
	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Non- Controlling Interest	Total
	Shares	Amount
Balance — December 31, 2012	120,106	$1,201	$73,113	$(11,602)	$9,407	$72,119
Net (loss) income	—	—	—	(2,548)	75	(2,473)
Cash contributions by members of consolidated entities	—	—	—	—	112	112
Issuance of restricted stock	585	6	(6)	—	—	—
Stock based compensation	—	—	311	—	—	311
Preferred stock dividends	—	—	—	(974)	—	(974)

Balance — March 31, 2013	120,691	$1,207	$73,418	$(15,124)	$9,594	$69,095

See accompanying notes to condensed consolidated financial statements

WILLIAM LYON HOMES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Successor		Predecessor
	Three Months Ended March 31, 2013	Period from February 25 through March 31, 2012	Period from January 1 through February 24, 2012
Operating activities
Net (loss) income	$(2,473)	$(4,982)	$228,497
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	914	1,490	586
Stock based compensation expense	311	—	—
Reorganization items:
Cancellation of debt	—	—	(298,831)
Plan implementation and fresh start adjustments	—	—	49,302
Write off of deferred loan costs	—	—	8,258
Net changes in operating assets and liabilities:
Restricted cash	—	(1)	—
Receivables	(5,237)	(146)	941
Real estate inventories — owned	(16,099)	(86)	(7,047)
Real estate inventories — not owned	—	—	1,250
Other assets	687	(289)	206
Accounts payable	5,458	(1,107)	4,618
Accrued expenses	5,979	825	(3,851)
Liabilities from real estate inventories not owned	—	—	(1,250)

Net cash used in operating activities	(10,460)	(4,296)	(17,321)

Investing activities
Purchases of property and equipment	(683)	—	—

Net cash used in investing activities	(683)	—	—

Financing activities
Proceeds from borrowings on notes payable	20,235	—	—
Principal payments on notes payable	(12,976)	(4,176)	(616)
Proceeds from reorganization	—	—	30,971
Proceeds from issuance of convertible preferred stock	—	—	50,000
Proceeds from debtor in possession financing	—	—	5,000
Principal payment of debtor in possession financing	—	—	(5,000)
Payment of deferred loan costs	(250)	—	(2,491)
Payment of preferred stock dividends	(649)	—	—
Noncontrolling interest contributions	112	1,246	1,825
Noncontrolling interest distributions	—	(2,231)	(1,897)

Net cash provided by (used in) financing activities	6,472	(5,161)	77,792

Net (decrease) increase in cash and cash equivalents	(4,671)	(9,457)	60,471
Cash and cash equivalents — beginning of period	71,075	80,532	20,061

Cash and cash equivalents — end of period	$66,404	$71,075	$80,532

Supplemental disclosures of non-cash investing and financing activities:
Issuance of note payable related to land acquisition	$1,762	$—	$—

Land contributed in lieu of cash for common stock	$—	$—	$4,029

Accretion of payable in kind dividends on convertible preferred stock	$325	$—	$—

Preferred stock dividends, accrued	$163	$292	$—

See accompanying notes to condensed consolidated financial statements

WILLIAM LYON HOMES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Note 1—Basis of Presentation and Significant Accounting Policies

Operations

William Lyon Homes, a Delaware corporation (“Parent” and together with its subsidiaries, the “Company”), are primarily engaged in designing, constructing, marketing and selling single-family detached and attached homes in California, Arizona, Nevada and Colorado (under the Village Homes brand).

Basis of Presentation

The preparation of the Company’s financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities as of March 31, 2013 and December 31, 2012 and revenues and expenses for the three months ended March 31, 2013, the period from January 1, 2012 through February 24, 2012, and the period from February 25, 2012 through March 31, 2012. Accordingly, actual results could differ from those estimates. The significant accounting policies using estimates include real estate inventories and cost of sales, impairment of real estate inventories, warranty reserves, loss contingencies, sales and profit recognition, accounting for variable interest entities, and fresh start accounting. The current economic environment increases the uncertainty inherent in these estimates and assumptions.

The condensed consolidated financial statements include the accounts of the Company and all majority-owned and controlled subsidiaries and joint ventures, and certain joint ventures and other entities which have been determined to be variable interest entities in which the Company is considered the primary beneficiary (see Note 2). The accounting policies of the joint ventures are substantially the same as those of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

We applied the accounting under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 852 (“ASC 852”), “Reorganizations,” as of February 24, 2012. Therefore, our consolidated balance sheet as of December 31, 2012, which is referred to as that of the “Successor”, includes adjustments resulting from the reorganization and application of ASC 852. References to the “Successor” in the condensed consolidated financial statements and the notes thereto refer to the Company after giving effect to the reorganization and application of ASC 852. References to the “Predecessor” refer to the Company prior to the reorganization and application of ASC 852.

The consolidated financial statements were prepared from our books and records without audit and include all adjustments (consisting of only normal recurring accruals) necessary to present a fair statement of results for the interim periods presented. Readers of this quarterly report should refer to our audited consolidated financial statements as of December 31, 2012, and for the periods from January 1, 2012 through February 24, 2012 and February 25, 2012 through December 31, 2012, which are included in our 2012 Annual Report on Form 10-K, as certain disclosures that would substantially duplicate those contained in the audited financial statements have not been included in this report.

Real Estate Inventories

Real estate inventories are carried at cost net of impairment losses and fresh start accounting adjustments, if any. Real estate inventories consist primarily of land deposits, land and land under development, homes completed and under construction, and model homes. All direct and indirect land costs, offsite and onsite improvements and applicable interest and other carrying charges are capitalized to real estate projects during periods when the project is under development. Land, offsite costs and all other common costs are allocated to land parcels benefited based upon relative fair values before construction. Onsite construction costs and related carrying charges (principally interest and property taxes) are allocated to the individual homes within a phase based upon the relative sales value of the homes. The Company relieves its accumulated real estate inventories through cost of sales for the estimated cost of homes sold. Selling expenses and other marketing costs are expensed in the period incurred. A provision for warranty costs relating to the Company’s limited warranty plans is included in cost of sales and accrued expenses at the time the sale of a home is recorded. The Company generally reserves approximately one to one and one quarter percent of the sales price of its homes against the possibility of future charges relating to its one-year limited warranty and similar potential claims, except for Colorado, where the Company provides a third party warranty policy upon close of escrow. Factors that affect the Company’s warranty liability include the number of homes under warranty, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary. Changes in the Company’s warranty liability for the three months ended March 31, 2013, the period from February 25, 2012 through March 31, 2012, and the period from January 1, 2012 through February 24, 2012, are as follows (in thousands):

	Successor		Predecessor
	Three Months Ended March 31, 2013	Period from February 25 through March 31, 2012	Period from January 1 through February 24, 2012
Warranty liability, beginning of period	$14,317	$14,000	$14,314
Warranty provision during period	611	166	187
Warranty payments during period	(1,091)	(353)	(845)
Warranty charges related to pre-existing warranties during period	113	88	199
Fresh start adjustment	—	—	145

Warranty liability, end of period	$13,950	$13,901	$14,000

Interest incurred under the Company’s debt obligations, as more fully discussed in Note 5, is capitalized to qualifying real estate projects under development. Any additional interest charges related to real estate projects not under development are expensed in the period incurred. Interest activity for the three months ended March 31, 2013, the period from February 25, 2012 through March 31, 2012, and the period from January 1, 2012 through February 24, 2012, are as follows (in thousands):

	Successor		Predecessor
	Three Months Ended March 31, 2013	Period from February 25 through March 31, 2012	Period from January 1 through February 24, 2012
Interest incurred	$7,151	$4,234	$7,145
Less: Interest capitalized	5,867	2,520	4,638

Interest expense, net of amounts capitalized	$1,284	$1,714	$2,507

Cash paid for interest	$222	$1,189	$8,924

Construction Services

The Company accounts for construction management agreements using the Percentage of Completion Method in accordance with FASB ASC Topic 605 Revenue Recognition (“ASC 605”). Under ASC 605, the Company records revenues and expenses as a contracted project progresses, and based on the percentage of costs incurred to date compared to the total estimated costs of the contract.

The Company entered into construction management agreements to build, sell and market homes in certain communities. For such services, the Company will receive fees (generally 3 to 5 percent of the sales price, as defined) and may, under certain circumstances, receive additional compensation if certain financial thresholds are achieved.

Financial Instruments

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, receivables, and deposits. The Company typically places its cash investments in investment grade short-term instruments. Deposits, included in other assets, are due from municipalities or utility companies and are generally collected from such entities through fees assessed to other developers. The Company is an issuer of, or subject to, financial instruments with off-balance sheet risk in the normal course of business which exposes it to credit risks. These financial instruments include letters of credit and obligations in connection with assessment district bonds. These off-balance sheet financial instruments are described in more detail in Note 12.

Cash and Cash Equivalents

Short-term investments with a maturity of three months or less when purchased are considered cash equivalents. The Company’s cash and cash equivalents balance exceeds federally insurable limits as of March 31, 2013 and December 31, 2012. The Company monitors the cash balances in its operating accounts and adjusts the cash balances between accounts based on operational needs; however, these cash balances could be negatively impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss or lack of access to cash in its operating accounts.

Restricted Cash

Restricted cash consists of deposits made by the Company to a bank account as collateral for the use of letters of credit to guarantee the Company’s financial obligations under certain other contractual arrangements in the normal course of business.

Deferred Loan Costs

Deferred loan costs represent debt issuance cost and are primarily amortized to interest expense using the straight line method which approximates the effective interest method.

Goodwill

In accordance with the provisions of ASC 350, Intangibles, Goodwill and Other, goodwill amounts are not amortized, but rather are analyzed for impairment at the reporting segment level. Goodwill is analyzed on an annual basis, or when indicators of impairment exist. We have determined that we have five reporting segments, as discussed in Note 3, and we perform an annual goodwill impairment analysis during the fourth quarter of each fiscal year.

Intangible Assets

Recorded intangible assets primarily relate to construction homes in backlog, management contracts, and joint venture management fee contracts recorded in conjunction with ASC 852 and FASB ASC 805, Business Combinations, related to the Village Homes acquisition in 2012 (see Note 9 for more information). Such assets were valued based on expected cash flows related to home closings, and the asset is amortized on a per unit basis, as homes under the contracts close.

Income (loss) per common share

The Company computes income (loss) per common share in accordance with FASB ASC Topic 260, Earnings per Share, which requires income (loss) per common share for each class of stock to be calculated using the two-class method. The two-class method is an allocation of income (loss) between the holders of common stock and a company’s participating security holders.

Basic income (loss) per common share is computed by dividing income or loss available to common stockholders by the weighted average number of shares of common stock outstanding. For purposes of determining diluted income (loss) per common share, basic income (loss) per common share is further adjusted to include the effect of potential dilutive common shares outstanding.

Income Taxes

Income taxes are accounted for under the provisions of FASB ASC Topic 740, Income Taxes (“ASC 740”), using an asset and liability approach. Deferred income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and operating loss and tax credit carryforwards measured by applying currently enacted tax laws. A valuation allowance is provided to reduce net deferred tax assets to an amount that is more likely than not to be realized.

Reclassifications

Certain balances on the financial statements and certain amounts presented in the notes have been reclassified in order to conform to current year presentation.

Note 2—Variable Interest Entities and Noncontrolling Interests

During the year ended December 31, 2012, the Company formed a joint venture, Lyon Branches, LLC, for the purpose of land development and homebuilding activities. The Company, as the managing member, has the power to direct the activities of the VIE since it manages the daily operations and has exposure to the risks and rewards of the VIE, as based on the division of income and loss per the joint venture agreement. Therefore, the Company is the primary beneficiary of the joint venture, and the VIE was consolidated as of March 31, 2013 and December 31, 2012.

As of March 31, 2013, the assets of the consolidated VIEs totaled $27.0 million, of which $1.7 million was cash and $22.1 million was real estate inventories. The liabilities of the consolidated VIEs totaled $8.6 million, primarily comprised of accounts payable and accrued liabilities.

As of December 31, 2012, the assets of the consolidated VIEs totaled $24.7 million, of which $1.1 million was cash and $20.4 million was real estate inventories. The liabilities of the consolidated VIEs totaled $6.4 million, primarily comprised of accounts payable and accrued liabilities. The Company recorded a $1.6 million valuation adjustment to the noncontrolling interest account on one VIE in accordance with the adoption of ASC 852.

Note 3—Segment Information

The Company operates one principal homebuilding business. In accordance with FASB ASC Topic 280, Segment Reporting (“ASC 280”), the Company has determined that each of its operating divisions is an operating segment.

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Company’s Executive Chairman, Chief Executive Officer and Chief Operating Officer have been identified as the chief operating decision makers. The Company’s chief operating decision makers direct the allocation of resources to operating segments based on the profitability and cash flows of each respective segment.

The Company’s homebuilding operations design, construct and sell a wide range of homes designed to meet the specific needs in each of its markets. In accordance with the aggregation criteria defined by ASC 280, the

Company’s homebuilding operating segments have been grouped into five reportable segments: Southern California, consisting of an operating division with operations in Orange, Los Angeles, San Bernardino and San Diego counties; Northern California, consisting of an operating division with operations in Contra Costa, Sacramento, San Joaquin, Santa Clara, Solano and Placer counties; Arizona, consisting of operations in the Phoenix, Arizona metropolitan area; Nevada, consisting of operations in the Las Vegas, Nevada metropolitan area; and Colorado, consisting of operations in the Denver, Colorado metropolitan area, Fort Collins, and Granby, Colorado markets. Colorado does not meet the quantitative requirements for segment reporting per ASC 280, however management believes that information about the segment is useful to readers of the financial statements.

Corporate develops and implements strategic initiatives and supports the Company’s operating divisions by centralizing key administrative functions such as finance and treasury, information technology, risk management and litigation and human resources.

Segment financial information relating to the Company’s operations was as follows (in thousands):

	Successor		Predecessor
	Three Months Ended March 31, 2013	Period from February 25 through March 31, 2012	Period from January 1 through February 24, 2012
Operating revenue:
Southern California	$11,246	$7,557	$7,759
Northern California	13,338	3,674	11,014
Arizona	21,629	3,788	4,316
Nevada	14,761	3,285	2,481
Colorado	19,879	—	—

Total operating revenue	$80,853	$18,304	$25,570

	Successor		Predecessor
	Three Months Ended March 31, 2013	Period from February 25 through March 31, 2012	Period from January 1 through February 24, 2012
Net (loss) income
Southern California	$(674)	$(986)	$(19,131)
Northern California	1,130	(240)	6,195
Arizona	1,085	(468)	9,928
Nevada	1,069	(472)	(1,738)
Colorado	723	—	—
Corporate	(5,806)	(2,816)	233,243

Net (loss) income	$(2,473)	$(4,982)	$228,497

	Successor
	March 31, 2013	December 31, 2012
Homebuilding assets:
Southern California	$205,145	$195,688
Northern California	33,579	31,293
Arizona	180,684	173,847
Nevada	56,407	51,141
Colorado	35,760	37,668
Corporate(1)	87,331	91,510

Total homebuilding assets	$598,906	$581,147

(1)	Comprised primarily of cash and cash equivalents, receivables, deferred loan costs, and other assets.

Note 4—Real Estate Inventories

Real estate inventories consist of the following (in thousands):

	Successor
	March 31, 2013	December 31, 2012
Real estate inventories owned:
Land deposits	$34,347	$31,855
Land and land under development	309,804	318,327
Homes completed and under construction	78,428	50,847
Model homes	16,912	20,601

Total	$439,491	$421,630

Real estate inventories not owned:(1)
Other land options contracts — land banking arrangement	$39,029	$39,029

(1)	Represents the consolidation of a land banking arrangement. Although the Company is not obligated to purchase the lots, based on certain factors, the Company has determined it is economically compelled to purchase the lots in the land banking arrangement. Amounts are net of deposits.

The Company accounts for its real estate inventories under FASB ASC 360 Property, Plant, & Equipment (“ASC 360”).

ASC 360 requires impairment losses to be recorded on real estate inventories when indicators of impairment are present and the undiscounted cash flows estimated to be generated by real estate inventories are less than the carrying amount of such assets. Indicators of impairment include a decrease in demand for housing due to softening market conditions, competitive pricing pressures, which reduce the average sales price of homes including an increase in sales incentives offered to buyers, slowing sales absorption rates, decreases in home values in the markets in which the Company operates, significant decreases in gross margins and a decrease in project cash flows for a particular project.

Management assesses land deposits for impairment when estimated land values are deemed to be less than the agreed upon contract price. The Company considers changes in market conditions, the timing of land purchases, the ability to renegotiate with land sellers, the terms of the land option contracts in question, the availability and best use of capital, and other factors. The Company records abandoned land deposits and related pre-acquisition costs in cost of sales-lots, land and other in the consolidated statements of operations in the period that it is abandoned.

As of February 24, 2012, the Company made fair value adjustments to inventory in accordance with fresh start accounting. During the three months ended March 31, 2013, and the period from February 25, 2012 through March 31, 2012, the Company did not record any impairments.

Note 5—Senior Notes and Secured Indebtedness

Notes payable consist of the following (in thousands):

	Successor
	March 31, 2013	December 31, 2012
Notes payable:
Revolving line of credit loan agreement	$13,194	$—
Construction notes payable	7,313	13,248
Seller financing	1,762	—
Senior Notes:
8 1/2% Senior Notes due November 15, 2020	$325,000	$325,000

Total notes payable and Senior Notes	$347,269	$338,248

As of March 31, 2013, the maturities of the notes payable and 8  1/2% Senior Notes are as follows (in thousands):

Year Ended March 31,
2013	$—
2014	1,762
2015	7,313
2016	13,194
2017	—
Thereafter	325,000

$347,269

8.5% Senior Notes Due 2020

On November 8, 2012, William Lyon Homes, Inc., a California corporation and wholly-owned subsidiary of the Company (“California Lyon”) completed its offering of 8.5% Senior Notes due 2020, or the New Notes, in an aggregate principal amount of $325 million. The New Notes were issued at 100% of their aggregate principal amount. The Company used the net proceeds from the sale of the New Notes, together with cash on hand, to refinance the Company’s (i) $235 million 10.25% Senior Secured Term Loan due 2015, (ii) approximately $76 million in aggregate principal amount of 12% Senior Subordinated Secured Notes due 2017, (iii) approximately $11 million in principal amount of project related debt, and (iv) to pay accrued and unpaid interest thereon.

As of both March 31, 2013 and December 31, 2012, the outstanding principal amount of the New Notes was $325 million. The New Notes bear interest at an annual rate of 8.5% per annum and is payable semiannually in arrears on May 15 and November 15, commencing on May 15, 2013, and mature on November 15, 2020. The New Notes are senior unsecured obligations of California Lyon and are unconditionally guaranteed on a senior subordinated secured basis by Parent and by certain of Parent’s existing and future restricted subsidiaries. The New Notes and the guarantees rank senior to all of California Lyon’s and the guarantors’ existing and future unsecured senior debt and senior in right of payment to all of California Lyon’s and the guarantors’ future subordinated debt. The New Notes and the guarantees are and will be effectively junior to any of California Lyon’s and the guarantors’ existing and future secured debt.

On or after November 15, 2016, California Lyon may redeem all or a portion of the New Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of the principal amount) set forth below plus accrued and unpaid interest to the applicable redemption date, if redeemed during the 12-month period beginning on November 15 of the years indicated below:

Year	Percentage
2016	104.250%
2017	102.125%
2018 and thereafter	100.000%

Prior to November 15, 2016, the New Notes may be redeemed in whole or in part at a redemption price equal to 100% of the principal amount plus a “make-whole” premium, and accrued and unpaid interest to, the redemption date.

In addition, any time prior to November 15, 2015, California Lyon may, at its option on one or more occasions, redeem New Notes in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the New Notes issued prior to such date at a redemption price (expressed as a percentage of principal amount) of 108.5%, plus accrued and unpaid interest to the redemption date, with an amount equal to the net cash proceeds from one or more equity offerings.

The indenture governing the New Notes (the “Indenture”) contains covenants that limit the ability of the Company and its restricted subsidiaries to, among other things: (i) incur or guarantee certain additional indebtedness; (ii) pay dividends or make other distributions or repurchase stock; (iii) make certain investments; (iv) sell assets; (v) incur liens; (vi) enter into agreements restricting the ability of the Company’s restricted subsidiaries to pay dividends or transfer assets; (vii) enter into transactions with affiliates; (viii) create unrestricted subsidiaries; and (viii) consolidate, merge or sell all or substantially all of the Company’s and California Lyon’s assets. These covenants are subject to a number of important exceptions and qualifications as described in the Indenture. The Company was in compliance with all such covenants as of March 31, 2013.

Notes Payable

Revolving Line of Credit Loan Agreement

On March 5, 2013, California Lyon entered into a Revolving Line of Credit Loan Agreement (the “CB&T Loan Agreement”), with California Bank & Trust (“CB&T”), providing for a revolving line of credit of $30.0 million (the “CB&T Loan”). The CB&T Loan, as amended, will provide California Lyon with funds for the development of residential lots, the construction of existing and future residential home projects within the states of California, Arizona, Nevada and Colorado, the issuance of letters of credit for the payment of costs incurred or associated with those projects and other general corporate purposes. In connection with the execution of the CB&T Loan Agreement, California Lyon issued a promissory note (the “CB&T Promissory Note”), and (together with the CB&T Loan Agreement, the “CB&T Loan Documents”), in favor of CB&T. California Lyon’s obligations under the CB&T Loan are secured by, among other things, a first lien on and security interest in all the real and personal property comprising each qualified project that is secured by the CB&T Loan. Borrowings under the CB&T Loan Agreement, bear interest, payable monthly, at California Lyon’s option of either (i) a fixed rate at LIBOR plus 3.00% per annum or (ii) a variable rate at the Prime Rate, as adjusted by CB&T in accordance with the CB&T Loan Agreement, plus 1.00% per annum. The floor interest for borrowings under the CB&T Loan Agreement range from 4.25% to 5.00%, depending on California Lyon’s total debt to tangible net worth ratio. Beginning on March 5, 2015, the maximum amount available under the CB&T Loan will be reduced by $7.5 million every 90 days until the CB&T Loan matures. The CB&T Loan will mature on March 5, 2016.

All outstanding borrowings under the CB&T Loan may, at the option of CB&T, be accelerated and become immediately due and payable in the event of a default under the CB&T Loan Documents, which includes, among other things, the following events (subject to certain cure periods, as applicable): (i) the failure by California Lyon to pay any monetary amount when due under any CB&T Loan Document; (ii) the breach of certain covenants under the CB&T Loan Documents; (iii) any representations contained in the CB&T Loan Documents being materially misleading or false when made; (iv) defaults under certain other monetary obligations; (v) bankruptcy matters; (vi) litigation or proceedings that could constitute a material adverse change on California Lyon or a qualified project or (vii) certain judgments. The CB&T Loan Documents also contain negative covenants which restrict or limit California Lyon from, among other things, the following: (a) consolidating or merging with any person unless California Lyon is the surviving entity; (b) changing its fiscal year or accounting methods; (c) changing the character of California Lyon’s business; (d) suffering any change in the legal or beneficial ownership of any capital stock in California Lyon; (e) making loans or advances; (f) granting or continuing liens; (g) incurring debt and (h) acquiring assets.

In March 2013, one of the outstanding construction loans payable and its underlying collateral was rolled into the CB&T Loan. As of March 31, 2013, there was $13.2 million outstanding under the CB&T Loan.

Construction Notes Payable

In September 2012, the Company entered into two construction notes payable agreements. The first agreement has total availability under the facility of $19.0 million, to be drawn for land development and construction on one of its wholly-owned projects. The loan matures in September 2015 and bears interest at the prime rate + 1.0%, with a rate floor of 5.0%. As of December 31, 2012, the Company had borrowed $7.8 million under this facility. In March 2013, this loan and the underlying collateral was rolled into the CB&T Loan Agreement, discussed above.

The second construction note payable agreement has total availability under the facility of $17.0 million, to be drawn for land development and construction on one of its joint venture projects. The loan matures in March 2015 and bears interest at prime rate + 1%, with a rate floor of 5.0%. As of March 31, 2013 and December 31, 2012, the Company had borrowed $7.3 million and $5.4 million, respectively, under this facility. The loan will be repaid with proceeds from home closings of the project and is secured by the underlying project.

Seller Financing

At March 31, 2013, the Company had $1.8 million of notes payable outstanding related to a land acquisition for which seller financing was provided. The note bears interest at 3% per annum, is secured by the underlying land, and matures in March 2014.

GUARANTOR AND NON-GUARANTOR FINANCIAL STATEMENTS

The following consolidating financial information includes:

(1) Consolidating balance sheets as of March 31, 2013 and December 31, 2012; consolidating statements of operations for the three months ended March 31, 2013, the period from February 25, 2012 through March 31, 2012, and the period from January 1, 2012 through February 24, 2012; and consolidating statements of cash flows for the three months ended March 31, 2013, the period from February 25, 2012 through March 31, 2012, and the period from January 1, 2012 through February 24, 2012, of (a) William Lyon Homes, as the parent, or “Delaware Lyon”, (b) William Lyon Homes, Inc., as the subsidiary issuer, or “California Lyon”, (c) the guarantor subsidiaries, (d) the non-guarantor subsidiaries and (e) William Lyon Homes, Inc. on a consolidated basis; and

(2) Elimination entries necessary to consolidate Delaware Lyon, with William Lyon Homes, Inc. and its guarantor and non-guarantor subsidiaries.

William Lyon Homes owns 100% of all of its guarantor subsidiaries and all guarantees are full and unconditional, joint and several. As a result, in accordance with Rule 3-10 (d) of Regulation S-X promulgated by the SEC, no separate financial statements are required for these subsidiaries as of March 31, 2013 and December 31, 2012, and for the three months ended March 31, 2013, the period from February 25, 2012 through March 31, 2012, and the period from January 1, 2012 through February 24, 2012.

CONDENSED CONSOLIDATING BALANCE SHEET

(Unaudited)

March 31, 2013 (Successor)

(in thousands)

	Unconsolidated
	Delaware Lyon	California Lyon	Guarantor Subsidiaries	Non -Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
ASSETS
Cash and cash equivalents	$—	$64,125	$58	$2,221	$—	$66,404
Restricted cash	—	853	—	—	—	853
Receivables	—	16,528	293	3,205	—	20,026
Real estate inventories
Owned	—	415,081	—	24,410	—	439,491
Not owned	—	39,029	—	—	—	39,029
Deferred loan costs	—	7,054	—	—	—	7,054
Goodwill	—	14,209	—	—	—	14,209
Intangibles	—	3,998	—	—	—	3,998
Other assets	—	7,390	128	324	—	7,842
Investments in subsidiaries	58,743	21,691	—	—	(80,434)	—
Intercompany receivables	—	—	210,018	18,878	(228,896)	—

Total assets	$58,743	$589,958	$210,497	$49,038	$(309,330)	$598,906

LIABILITIES AND EQUITY
Accounts payable	$—	$23,102	$55	$1,036	$—	$24,193
Accrued expenses	—	47,485	212	52	—	47,749
Liabilities from inventories not owned	—	39,029	—	—	—	39,029
Notes payable	—	14,956	—	7,313	—	22,269
8 1/2% Senior Notes	—	325,000	—	—	—	325,000
Intercompany payables	—	219,544	—	9,352	(228,896)	—

Total liabilities	—	669,116	267	17,753	(228,896)	458,240
Redeemable convertible preferred stock	—	71,571	—	—	—	71,571
Equity (deficit)
William Lyon Homes stockholders’ equity (deficit)	58,743	(150,729)	210,230	21,691	(80,434)	59,501
Noncontrolling interest	—	—	—	9,594	—	9,594

Total liabilities and equity	$58,743	$589,958	$210,497	$49,038	$(309,330)	$598,906

CONDENSED CONSOLIDATING BALANCE SHEET

December 31, 2012 (Successor)

(in thousands)

	Unconsolidated
	Delaware Lyon	California Lyon	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
ASSETS
Cash and cash equivalents	$—	$69,376	$65	$1,634	$—	$71,075
Restricted cash	—	853	—	—	—	853
Receivables	—	11,278	296	3,215	—	14,789
Real estate inventories
Owned	—	398,952	13	22,665	—	421,630
Not owned	—	39,029	—	—	—	39,029
Deferred loan costs	—	7,036	—	—	—	7,036
Goodwill	—	14,209	—	—	—	14,209
Intangibles	—	4,620	—	—	—	4,620
Other assets	—	7,437	146	323	—	7,906
Investments in subsidiaries	62,712	22,148	—	—	(84,860)	—
Intercompany receivables	—	—	207,239	18,935	(226,174)	—

Total assets	$62,712	$574,938	$207,759	$46,772	$(311,034)	$581,147

LIABILITIES AND EQUITY (DEFICIT)
Accounts payable	$—	$17,998	$39	$698	$—	$18,735
Accrued expenses	—	41,505	213	52	—	41,770
Liabilities from inventories not owned	—	39,029	—	—	—	39,029
Notes payable	—	7,809	—	5,439	—	13,248
8 1/2% Senior Notes	—	325,000	—	—	—	325,000
Intercompany payables	—	217,146	—	9,028	(226,174)	—

Total liabilities	—	648,487	252	15,217	(226,174)	437,782
Redeemable convertible preferred stock	—	71,246	—	—	—	71,246
Equity (deficit)
William Lyon Homes stockholders’ equity (deficit)	62,712	(144,795)	207,507	22,148	(84,860)	62,712
Noncontrolling interest	—	—	—	9,407	—	9,407

Total liabilities and equity (deficit)	$62,712	$574,938	$207,759	$46,772	$(311,034)	$581,147

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

(Unaudited)

Three Months Ended March 31, 2013 (Successor)

(in thousands)

	Unconsolidated
	Delaware Lyon	California Lyon	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Operating revenue
Sales	$—	$54,805	$21,629	$—	$—	$76,434
Construction services	—	4,419	—	—	—	4,419
Management fees	—	—	—	—	—	—

	—	59,224	21,629	—	—	80,853

Operating costs
Cost of sales	—	(45,568)	(17,839)	79	—	(63,328)
Construction services	—	(4,038)	—	—	—	(4,038)
Sales and marketing	—	(3,485)	(997)	(186)	—	(4,668)
General and administrative	—	(8,457)	(67)	—	—	(8,524)
Amortization of intangible assets	—	(622)	—	—	—	(622)
Other	—	(484)	(1)	—	—	(485)

	—	(62,654)	(18,904)	(107)	—	(81,665)
(Loss) income from subsidiaries	(3,445)	2,539	—	—	906	—

Operating (loss) income	(3,445)	(891)	2,725	(107)	906	(812)
Interest expense, net of amounts capitalized	—	(1,284)	—	—	—	(1,284)
Other income (expense), net	—	95	(3)	(5)	—	87

(Loss) income before reorganization items	(3,445)	(2,080)	2,722	(112)	906	(2,009)
Reorganization items, net	—	(464)	—	—	—	(464)
Net (loss) income	(3,445)	(2,544)	2,722	(112)	906	(2,473)
Less: Net income attributable to noncontrolling interest	—	—	—	(75)	—	(75)

Net (loss) income attributable to William Lyon Homes	(3,445)	(2,544)	2,722	(187)	906	(2,548)
Preferred stock dividends	(974)	—	—	—	—	(974)

Net (loss) income available to common stockholders	$(4,419)	$(2,544)	$2,722	$(187)	$906	$(3,522)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

(Unaudited)

Period from February 25, 2012 through

March 31, 2012 (Successor)

(in thousands)

	Unconsolidated
	Delaware Lyon	California Lyon	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Operating revenue
Sales	$—	$9,910	$3,789	$1,410	$—	$15,109
Construction services	—	3,195	—	—	—	3,195
Management fees	—	65	—	—	(65)	—

	—	13,170	3,789	1,410	(65)	18,304

Operating costs
Cost of sales	—	(8,507)	(3,377)	(1,244)	65	(13,063)
Construction services	—	(2,896)	—	—	—	(2,896)
Sales and marketing	—	(786)	(210)	(97)	—	(1,093)
General and administrative	—	(2,181)	(32)	—	—	(2,213)
Amortization of intangible assets	—	(1,402)	—	—	—	(1,402)
Other	—	(504)	—	(95)	—	(599)

	—	(16,276)	(3,619)	(1,436)	65	(21,266)
(Loss) income from subsidiaries	(5,059)	2	—	—	5,057	—

Operating (loss) income	(5,059)	(3,104)	170	(26)	5,057	(2,962)
Interest expense, net of amounts capitalized	—	(1,650)	—	(64)	—	(1,714)
Other income (expense), net	—	60	(12)	(1)	—	47

(Loss) income before reorganization items and provision for income taxes	(5,059)	(4,694)	158	(91)	5,057	(4,629)
Reorganization items, net	—	(353)	—	—	—	(353)

Net (loss) income	(5,059)	(5,047)	158	(91)	5,057	(4,982)
Less: Net income attributable to noncontrolling interest	—	—	—	(77)	—	(77)

Net (loss) income attributable to William Lyon Homes	(5,059)	(5,047)	158	(168)	5,057	(5,059)
Preferred stock dividends	(292)	—	—	—	—	(292)

Net (loss) income available to common stockholders	$(5,351)	$(5,047)	$158	$(168)	$5,057	$(5,351)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

(Unaudited)

Period from January 1, 2012 through

February 24, 2012 (Predecessor)

(in thousands)

	Unconsolidated
	Delaware Lyon	California Lyon	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Operating revenue
Home sales	$—	$10,024	$4,316	$2,347	$—	$16,687
Construction services	—	8,883	—	—	—	8,883
Management fees	—	110	—	—	(110)	—

	—	19,017	4,316	2,347	(110)	25,570

Operating costs
Cost of sales — homes	—	(8,819)	(3,820)	(2,069)	110	(14,598)
Construction services	—	(8,223)	—	—	—	(8,223)
Sales and marketing	—	(1,496)	(260)	(188)	—	(1,944)
General and administrative	—	(3,246)	(56)	—	—	(3,302)
Other	—	(16)	—	(171)	—	(187)

	—	(21,800)	(4,136)	(2,428)	110	(28,254)
Income from subsidiaries	228,383	11,536	—	—	(239,919)	—

Operating income (loss)	228,383	8,753	180	(81)	(239,919)	(2,684)
Interest expense, net of amounts capitalized	—	(2,407)	—	(100)	—	(2,507)
Other income (expense), net	—	266	(25)	(11)	—	230

Income (loss) before reorganization items and provision for income taxes	228,383	6,612	155	(192)	(239,919)	(4,961)
Reorganization items	—	221,796	(1)	11,663	—	233,458

Net income	228,383	228,408	154	11,471	(239,919)	228,497
Less: Net income attributable to noncontrolling interest	—	—	—	(114)	—	(114)

Net income attributable to William Lyon Homes	$228,383	$228,408	$154	$11,357	$(239,919)	$228,383

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(Unaudited)

Three Months Ended March 31, 2013 (Successor)

(in thousands)

	Unconsolidated
	Delaware Lyon	California Lyon	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Operating activities
Net cash (used in) provided by operating activities	$—	$(11,724)	$2,778	$(1,514)	$—	$(10,460)

Investing activities
Purchases of property and equipment	—	(680)	(7)	4	—	(683)
Investments in subsidiaries	—	2,996	—	—	(2,996)	—

Net cash provided (used in) by investing activities	—	2,316	(7)	4	(2,996)	(683)

Financing activities
Proceeds from borrowings on notes payable	—	18,361	—	1,874	—	20,235
Principal payments on notes payable	—	(12,976)	—	—	—	(12,976)
Payment of deferred loan costs	—	(250)	—	—	—	(250)
Payment of preferred stock dividends	—	(649)	—	—	—	(649)
Noncontrolling interest contributions	—	—	—	112	—	112
Intercompany receivables/payables	—	(329)	(2,779)	381	2,727	—
Advances to/from affiliates	—	—	1	(270)	269	—

Net cash provided (used in) by financing activities	—	4,157	(2,778)	2,097	2,996	6,472

Net (decrease) increase in cash and cash equivalents	—	(5,251)	(7)	587	—	(4,671)
Cash and cash equivalents at beginning of period	—	69,376	65	1,634	—	71,075

Cash and cash equivalents at end of period	$—	$64,125	$58	$2,221	$—	$66,404

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(Unaudited)

Period from February 25, 2012 through

March 31, 2012 (Successor)

(in thousands)

	Unconsolidated
	Delaware Lyon	California Lyon	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Operating activities
Net cash (used in) provided by operating activities	$—	$(3,585)	$163	$(874)	$—	$(4,296)

Investing activities
Purchases of property and equipment	—	—	(1)	1	—	—
Investments in subsidiaries	—	171	—	—	(171)	—

Net cash provided by (used in) investing activities	—	171	(1)	1	(171)	—

Financing activities
Principal payments on notes payable	—	(3,052)	—	(1,124)	—	(4,176)
Noncontrolling interest contributions	—	—	—	1,246	—	1,246
Noncontrolling interest distributions	—	—	—	(2,231)	—	(2,231)
Intercompany receivables/payables	—	(1,537)	(160)	1,526	171	—

Net cash used in financing activities	—	(4,589)	(160)	(583)	171	(5,161)

Net (decrease) increase in cash and cash equivalents	—	(8,003)	2	(1,456)	—	(9,457)
Cash and cash equivalents at beginning of period	—	74,570	52	5,910	—	80,532

Cash and cash equivalents at end of period	$—	$66,567	$54	$4,454	$—	$71,075

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(Unaudited)

Period from January 1, 2012 through

February 24, 2012 (Predecessor)

(in thousands)

	Unconsolidated
	Delaware Lyon	California Lyon	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Operating activities
Net cash (used in) provided by operating activities	$—	$(13,638)	$181	$(3,864)	$—	$(17,321)

Investing activities
Purchases of property and equipment	—	(419)	(3)	422	—	—
Investments in subsidiaries	—	183	—	—	(183)	—

Net cash (used in) provided by investing activities	—	(236)	(3)	422	(183)	—

Financing activities
Principal payments on notes payable	—	(116)	—	(500)	—	(616)
Proceeds from reorganization	—	30,971	—	—	—	30,971
Proceeds from issuance of convertible preferred stock	—	50,000	—	—	—	50,000
Proceeds from debtor in possession financing	—	5,000	—	—	—	5,000
Principal payment of debtor in possession financing	—	(5,000)	—	—	—	(5,000)
Payment of deferred loan costs	—	(2,491)	—	—	—	(2,491)
Noncontrolling interest contributions	—	—	—	1,825	—	1,825
Noncontrolling interest distributions	—	—	—	(1,897)	—	(1,897)
Advances to affiliates	—	—	—	(4)	4	—
Intercompany receivables/payables	—	(2,665)	(173)	2,659	179	—

Net cash provided by (used in) financing activities	—	75,699	(173)	2,083	183	77,792

Net increase (decrease) in cash and cash equivalents	—	61,825	5	(1,359)	—	60,471
Cash and cash equivalents at beginning of period	—	14,333	47	5,681	—	20,061

Cash and cash equivalents at end of period	$—	$76,158	$52	$4,322	$—	$80,532

Note 6—Fair Value of Financial Instruments

In accordance with FASB ASC Topic 820, Fair Value Measurements and Disclosure, (“ASC 820”) the Company is required to disclose the estimated fair value of financial instruments. As of March 31, 2013 and December 31, 2012, the Company used the following assumptions to estimate the fair value of each type of financial instrument for which it is practicable to estimate:

•

Notes Payable—The carrying amount is a reasonable estimate of fair value of the notes payable because the loans were entered into during the current or prior quarter, market rates are unchanged and/or the outstanding balance at year end is expected to be repaid within one year;

•	8 1/2% Senior Notes—The 8 1/2% Senior Notes are traded over the counter and their fair values were based upon quotes from industry sources.

The following table excludes cash and cash equivalents, restricted cash, receivables and accounts payable, which had fair values approximating their carrying amounts due to the short maturities and liquidity of these instruments. The estimated fair values of financial instruments are as follows (in thousands):

	Successor
	March 31, 2013		December 31, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial liabilities:
Notes payable	$22,269	$22,269	$13,248	$13,248
8 1/2% Senior Notes due 2020	$325,000	$351,000	$325,000	$338,000

ASC 820 establishes a framework for measuring fair value, expands disclosures regarding fair value measurements and defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 requires the Company to maximize the use of observable market inputs, minimize the use of unobservable market inputs and disclose in the form of an outlined hierarchy the details of such fair value measurements. The Company used Level 3 to measure the fair value of its Notes Payable, and Level 2 to measure the fair value of its 8 1/2% Senior Notes. ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to a fair value measurement are considered to be observable or unobservable in a marketplace. The three levels of the hierarchy are as follows:

•	Level 1—quoted prices for identical assets or liabilities in active markets;

•

Level 2—quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3—valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The following table represents a reconciliation of the beginning and ending balance for the Company’s Level 3 fair value measurements:

Notes Payable
(in thousands)
Fair Value at December 31, 2012	$13,248
Repayments of principal(1)	(12,976)
Borrowings of principal(2)	21,997
Increase in value during the period	—

Fair Value at March 31, 2013	$22,269

(1)	Represents the actual amount of principal repaid
(2)	Represents the actual amount of principal borrowed

Note 7—Related Party Transactions

For the three months ended March 31, 2013, the period from January 1, 2012 through February 24, 2012, and the period from February 25, 2012 through March 31, 2012, the Company incurred reimbursable on-site labor costs of $1,000, $27,000 and $18,000, respectively, for providing customer service to real estate projects developed by entities controlled by General William Lyon and William H. Lyon. At March 31, 2013 and December 31, 2012, $1,000 and $7,000, respectively, was due to the Company for reimbursable on-site labor costs, all of which was paid.

Effective April 1, 2011, upon approval by the Company’s board of directors at that time, the Company and an entity controlled by General William Lyon and William H. Lyon entered into a Human Resources and Payroll Services contract to provide that the affiliate will pay the Company a base monthly fee of $21,335 and a variable monthly fee equal to $23 multiplied by the number of active employees employed by such entity (which will initially result in a variable monthly fee of approximately $8,000). The amended contract also provides that the Company will be reimbursed by such affiliate for a pro rata share of any bonuses paid to the Company’s Human Resources staff (other than any bonus paid to the Vice President of Human Resources). The Company believes that the compensation being paid to it for the services provided to the affiliate is at a market rate of compensation, and that as a result of the fees that are paid to the Company under this contract, the overall cost to the Company of its Human Resources department will be reduced. The Company earned fees of $0, $52,000 and $35,000, during the three months ended March 31, 2013, the period from January 1, 2012 through February 24, 2012, and the period from February 25, 2012 through March 31, 2012, respectively, related to this agreement. This contract expired on August 31, 2012 and was not renewed. Any future services provided to the affiliate will be on an as needed basis and will be paid for based on an hourly rate.

On September 3, 2009, Presley CMR, Inc., a California corporation (“Presley CMR”) and a wholly owned subsidiary of California Lyon, entered into an Aircraft Purchase and Sale Agreement (“PSA”) with an affiliate of General William Lyon to sell an aircraft (the “Aircraft”). The PSA provided for an aggregate purchase price for the Aircraft of $8.3 million, (which value was the appraised fair market value of the Aircraft), which consisted of: (i) cash in the amount of $2.1 million to be paid at closing and (ii) a promissory note from the affiliate in the amount of $6.2 million. The note is secured by the Aircraft. As part of the Company’s fresh start accounting, the note was adjusted to its fair value of $5.2 million. The discount on the fresh start adjustment is amortized over the remaining life of the note. The note requires semiannual interest payments to California Lyon of approximately $132,000. The note is due in September 2016.

For the three months ended March 31, 2013, the period from January 1, 2012 through February 24, 2012, and the period from February 25, 2012 through March 31, 2012, the Company incurred charges of $197,000, $118,000 and $79,000, respectively, related to rent on its corporate office, from a trust of which William H. Lyon is the sole beneficiary. The lease expired in March 2013 and the Company relocated its corporate office upon expiration of the lease. The Company has entered into a lease for the new location with an unrelated third party.

Note 8—Income Taxes

Since inception, the Company has operated solely within the United States.

On December 19, 2011, the Parent and certain of its subsidiaries filed voluntary petitions under Chapter 11 of Title 11 of the United States Code in the U.S. Bankruptcy Court for the District of Delaware. On February 25, 2012, the group of companies emerged from the Chapter 11 bankruptcy proceedings.

In connection with the Company’s emergence from the Chapter 11 bankruptcy proceedings, the Company experienced an “ownership change” as defined in Section 382 of the Internal Revenue Code, or the IRC, as of February 25, 2012. Section 382 of the IRC contains rules that limit the ability of a company that undergoes an “ownership change” to utilize its net operating loss carryforwards and certain built-in losses or deductions recognized during the five-year period after the ownership change. The Company is able to retain a portion of its U.S. federal and state net operating loss and tax credit carryforwards, or the “Tax Attributes”, in connection with the ownership change. However the IRC, Sections 382 and 383 provide an annual limitation with respect to the ability of a corporation to utilize its Tax Attributes against future U.S. taxable income in the event of a change in ownership. In the Company’s situation, the limitation under the IRC will generally be based on the value of the equity (for purposes of the applicable tax rules) on or immediately following the time of emergence. As a result, the Company’s future U.S. taxable income may not be fully offset by the Tax Attributes if such income exceeds the Company’s annual limitation, and the Company may incur a tax liability with respect to such income. In addition, subsequent changes in ownership for purposes of the IRC could further diminish the Company’s ability to utilize Tax Attributes.

In addition to the impact on Tax Attributes listed above, the Company also is subject to Tax Attribute reduction pursuant to various provisions contained in IRC Section 108(e) related to the Company’s issuance of 44,793,255 shares of Parent’s new Class A Common Stock, $0.01 par value per share and a $75 million principal amount 12% Senior Subordinated Secured Note due 2017, issued by California Lyon, in exchange of for the claims held by the holders of the formerly outstanding notes of California Lyon. These transactions resulted in Cancellation of Debt (COD) income for income tax purposes of approximately $203 million. IRC Section 108(a)(1)(A) provides that COD income is excluded from gross income when the discharge occurs in a Title 11 case under the jurisdiction of the bankruptcy court. However, pursuant to IRC Section 108(b)(1), if COD income is excluded due to the application of the bankruptcy exception, the amount of excluded COD income must generally be applied to reduce certain tax attributes of the debtor. In general, such attributes would normally be reduced in the following order: (1) net operating losses (current and carryforward); (2) general business tax credits; (3) minimum tax credits; (4) capital loss carryovers; (5) tax basis of the taxpayer’s assets; (6) passive activity losses & credit carryovers; and (7) foreign tax credit carryovers. This Tax Attribute reduction occurred on January 1, 2013.

At March 31, 2013, the Company had gross federal and state net operating loss carryforwards totaling approximately $44.8 million and $332.8 million, respectively. Federal net operating loss carryforwards begin to expire in 2028 and state net operating loss carryforwards begin to expire in 2013. In addition, as of March 31, 2013, the Company had unused federal and state built-in losses of $40.4 million and $26.9 million, respectively, which expire in 2017.

During the three months ended March 31, 2013, and the periods from January 1, 2012 through February 24, 2012 and February 25, 2012 through March 31, 2012, the Company recorded no income tax expense, leading to an effective tax rate of 0% for the period. The primary driver of the effective tax rate was the valuation allowance, booked against the Company’s benefit generated by the operating loss for the quarter, discussed in detail below.

In assessing the benefits of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers taxable income in carry back years, the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income in making this assessment. As of March 31, 2013, due to uncertainties surrounding the realization of the cumulative federal and state deferred tax assets, the Company has a full valuation allowance against the deferred tax assets. In connection with the Company’s Tax Attribute reduction discussed above, the Company also reduced its valuation allowance on the remaining tax attributes. The valuation allowance as of March 31, 2013 and December 31, 2012, is $120.0 million and $200.0 million, respectively. Substantially all of the change in the valuation allowance relates to the Company’s Tax Attribute reduction.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”) which is now codified as FASB Topic ASC 740, Income Taxes (“ASC 740”). ASC 740 prescribes a recognition threshold and a measurement criteria for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be considered more likely than not to be sustained upon examination by taxing authorities. The Company has taken positions in certain taxing jurisdictions for which it is more likely than not that previously unrecognized tax benefits will be recognized. The Company records interest and penalties related to uncertain tax positions as a component of the provision for income taxes. At January 1, 2008, and for the periods ended December 31, 2008 through March 31, 2013, the Company had no unrecognized tax benefits.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is subject to U.S. federal income tax examination for calendar tax years ending 2009 through 2012. The Company is subject to various state income tax examinations for calendar tax years ending 2008 through 2012.

Note 9—Business Combination

The Company acquired 100% of various entities which operate under the Village Homes brand (“Village Homes”) in the Denver metropolitan area, Fort Collins, and Granby, Colorado markets on December 7, 2012. The purchase price was $33.2 million in cash and the acquisition has been accounted for as a business combination in accordance with FASB ASC Topic 805, Business Combinations. Village Homes immediately began operating as a division of the Company, as its Colorado segment. The Village Homes brand was established in 1984 and has been a leading developer and builder of move-up homes, selling more than 10,000 homes in the Denver area over the past 25 years. The acquisition of Village Homes allowed the Company to expand into the Denver market, one of the largest and fastest growing housing markets in the United States, adding a fifth region while diversifying the Company’s existing portfolio. The acquisition eliminated lead-time and start-up costs of expanding into a new market, and provided a platform that can grow significantly without the need for additional general and administrative expenses.

The assets and liabilities acquired through the purchase of Village Homes were as follows (in thousands):

Real estate inventories owned	$32,923
Other assets, net	1,463
Intangibles	907
Receivables	70
Accounts payable	(1,029)
Accrued expenses	(1,133)

Cash paid for acquisitions, net	$33,201

For the period from February 25, 2012 through March 31, 2012, and the period from January 1, 2012 through February 24, 2012, the below unaudited pro forma information has been prepared to give effect to the Village Homes acquisition as if it occurred on January 1, 2012 (in thousands except number of shares and per share data):

	(unaudited)
	Successor	Predecessor
	Period from February 25 through March 31, 2012	Period from January 1 through February 24, 2012
Revenues	$21,774	$28,521
Net (loss) income available to common stockholders	$(5,551)	$227,912
(Loss) income per common share, basic and diluted	$(0.06)	$227,912
Weighted average common shares outstanding, basic and diluted	92,368,169	1,000

The pro forma results are not necessarily indicative of the operating results that would have been obtained had the acquisitions occurred at the beginning of the periods presented, nor are they necessarily indicative of future operating results.

Note 10—(Loss) Income Per Common Share

Basic and diluted (loss) income per common share for the three months ended March 31, 2013, the period from February 25, 2012 through March 31, 2012, and the period from January 1, 2012 through February 24, 2012 were calculated as follows (in thousands, except number of shares and per share amounts):

	Successor		Predecessor
	Three Months Ended March 31, 2013	Period from February 25 through March 31, 2012	Period from January 1 through February 24, 2012
Basic weighted average number of common shares outstanding	120,300,654	92,368,169	1,000
Effect of dilutive securities:
Preferred shares, stock options, and warrants(1)	—	—	N/A

Diluted average shares outstanding	120,300,654	92,368,169	1,000
Net (loss) income available to common stockholders	$(3,522)	$(5,351)	$228,383
Basic (loss) income per common share	$(0.03)	$(0.06)	$228,383
Dilutive (loss) income per common share	$(0.03)	$(0.06)	$228,383
Antidilutive securities not included in the calculation of diluted (loss) income per common share (weighted average):
Preferred shares	77,005,744	64,831,831	N/A
Vested stock options	3,171,535	N/A	N/A
Unvested stock options	1,585,767	N/A	N/A
Warrants	15,737,294	15,737,294	N/A

(1)	For periods with a net loss, all potentially dilutive shares related to the preferred shares, options to acquire common stock, and warrants were excluded from the diluted loss per common share calculations because the effect of their inclusion would be antidilutive, or would decrease the reported loss per common share.

Note 11—Stock Based Compensation

We account for share-based awards in accordance with ASC Topic 718, Compensation-Stock Compensation, which requires the fair value of stock-based compensation awards to be amortized as an expense over the vesting period. Stock-based compensation awards are valued at the fair value on the date of grant. Compensation expense for awards with performance based conditions is recognized over the vesting period once achievement of the performance condition is deemed probable. The fair value of awards with performance based conditions that are subject to adjustment at the discretion of the Compensation Committee are remeasured at each reporting date until such time as the performance based condition has been resolved.

During the three months ended March 31, 2013, the Company granted 585,292 shares of restricted stock and 2,404,412 shares of performance based restricted stock.

Each of the performance based restricted stock awards vests as follows: One-third of the shares of performance based restricted stock will vest on each of the first, second and third anniversaries of the grant date, subject to the Company’s achievement of a pre-established return on equity target as of the end of the 2013 fiscal year and each officer’s continued service through each vesting date, with such adjustments as may be approved by the Compensation Committee. As of March 31, 2013, the current performance condition is not considered probable, thus no compensation expense has been recognized for these awards to date.

Each of the restricted stock awards vests as follows: 50% of the shares of restricted stock will vest on each of the first and second anniversaries of the grant date. In addition, the Company granted 338,234 shares of restricted stock to its non-employee directors, which have a one year vesting schedule, with 25% vesting each quarter.

Stock based compensation expense during the three months ended March 31, 2013 was $0.3 million.

Note 12—Commitments and Contingencies

The Company’s commitments and contingent liabilities include the usual obligations incurred by real estate developers in the normal course of business. In the opinion of management, these matters will not have a material effect on the Company’s condensed consolidated financial position, results of operations or cash flows.

The Company is a defendant in various lawsuits related to its normal business activities. We believe that the accruals we have recorded for probable and reasonably estimable losses with respect to these proceedings are adequate and that, as of March 31, 2013, it was not reasonably possible that an additional material loss had been incurred in an amount in excess of the estimated amounts already recognized on our condensed consolidated financial statements. We evaluate our accruals for litigation and regulatory proceedings at least quarterly and, as appropriate, adjust them to reflect (i) the facts and circumstances known to us at the time, including information regarding negotiations, settlements, rulings and other relevant events and developments; (ii) the advice and analyses of counsel; and (iii) the assumptions and judgment of management. Similar factors and considerations are used in establishing new accruals for proceedings as to which losses have become probable and reasonably estimable at the time an evaluation is made. Based on our experience, we believe that the amounts that may be claimed or alleged against us in these proceedings are not a meaningful indicator of our potential liability. The outcome of any of these proceedings, including the defense and other litigation-related costs and expenses we may incur, however, is inherently uncertain and could differ significantly from the estimate reflected in a related accrual, if made. Therefore, it is possible that the ultimate outcome of any proceeding, if in excess of a related accrual or if no accrual had been made, could be material to our condensed consolidated financial statements.

We have non-cancelable operating leases primarily associated with our office facilities. Rent expense under cancelable and non-cancelable operating leases totaled $0.4 million, $0.4 million, and $0.7 million, in the three months ended March 31, 2013, the period from February 25, 2012 through March 31, 2012, and the period from January 1, 2012 through February 24, 2012, respectively, and is included in general and administrative expense in our consolidated statements of operations for the respective periods. The table below shows the future minimum payments under non-cancelable operating leases at March 31, 2013 (in thousands).

Year Ended December 31
2013	$1,338
2014	1,259
2015	618
2016	556
2017	580
Thereafter	2,654

Total	$7,005

In some jurisdictions in which the Company develops and constructs property, assessment district bonds are issued by municipalities to finance major infrastructure improvements. As a land owner benefited by these improvements, the Company is responsible for the assessments on its land. When properties are sold, the assessments are either prepaid or the buyers assume the responsibility for the related assessments. Assessment district bonds issued after May 21, 1992 are accounted for under the provisions of EITF 91-10, “Accounting for Special Assessment and Tax Increment Financing Entities” issued by the Emerging Issues Task Force of the Financial Accounting Standards Board on May 21, 1992, now codified as FASB ASC Topic 970-470, Real Estate—Debt, and recorded as liabilities in the Company’s consolidated balance sheet, if the amounts are fixed and determinable.

As of March 31, 2013 and December 31, 2012, the Company had $0.9 million and $0.9 million, respectively, in deposits as collateral for outstanding irrevocable standby letters of credit to guarantee the Company’s financial obligations under certain contractual arrangements in the normal course of business. The standby letters of credit were secured by cash as reflected as restricted cash on the accompanying consolidated balance sheet. The beneficiary may draw upon these letters of credit in the event of a contractual default by the Company relating to each respective obligation. These letters of credit generally have a stated term of 12 months and have varying maturities throughout 2013, at which time the Company may be required to renew to coincide with the term of the respective arrangement.

The Company also had outstanding performance and surety bonds of $62.9 million at March 31, 2013, related principally to its obligations for site improvements at various projects. The Company does not believe that draws upon these bonds, if any, will have a material effect on the Company’s financial position, results of operations or cash flows. As of March 31, 2013, the Company had $68.2 million, of project commitments relating to the construction of projects.

The Company has provided unsecured environmental indemnities to certain lenders, joint venture partners and land sellers. In each case, the Company has performed due diligence on the potential environmental risks including obtaining an independent environmental review from outside environmental consultants. These indemnities obligate the Company to reimburse the guaranteed parties for damages related to environmental matters. There is no term or damage limitation on these indemnities; however, if an environmental matter arises, the Company could have recourse against other previous owners.

See Note 5 for additional information relating to the Company’s guarantee arrangements.

In addition to the land bank agreements discussed below, the Company has entered into various purchase option agreements with third parties to acquire land. As of March 31, 2013, the Company has made non-refundable deposits of $6.3 million. The Company is under no obligation to purchase the land, but would forfeit remaining deposits if the land were not purchased. The total purchase price under the option agreements is $139.7 million as of March 31, 2013.

Land Banking Arrangements

The Company enters into purchase agreements with various land sellers. As a method of acquiring land in staged takedowns, thereby minimizing the use of funds from the Company’s available cash or other corporate financing sources and limiting the Company’s risk, the Company transfers the Company’s right in such purchase agreements to entities owned by third parties (“land banking arrangements”). These entities use equity contributions and/or incur debt to finance the acquisition and development of the land. The entities grant the Company an option to acquire lots in staged takedowns. In consideration for this option, the Company makes a non-refundable deposit of 15% to 25% of the total purchase price. The Company is under no obligation to purchase the balance of the lots, but would forfeit existing deposits and could be subject to penalties if the lots were not purchased. The Company does not have legal title to these entities or their assets and has not guaranteed their liabilities. These land banking arrangements help the Company manage the financial and market risk associated with land holdings. ASC 810 requires the consolidation of the assets, liabilities and operations of the Company’s land banking arrangements that are VIEs, of which none existed at March 31, 2013 and December 31, 2012.

The Company participates in one land banking arrangement, which is not a VIE in accordance with ASC 810, but which is consolidated in accordance with FASB ASC Topic 470, Debt (“ASC 470”). Under the provisions of ASC 470, the Company has determined it is economically compelled, based on certain factors, to purchase the land in the land banking arrangement. The Company has recorded the remaining purchase price of the land of $39.0 million, which is included in real estate inventories not owned and liabilities from inventories not owned in the accompanying consolidated balance sheet as of March 31, 2013 and December 31, 2012, and represents the remaining net cash to be paid on the remaining land takedowns.

Summary information with respect to the Company’s land banking arrangements is as follows as of the periods presented (dollars in thousands):

	Successor
	March 31, 2013	December 31, 2012
Total number of land banking projects	1	1

Total number of lots	610	610

Total purchase price	$161,465	$161,465

Balance of lots still under option and not purchased:
Number of lots	199	199

Purchase price	$39,029	$39,029

Forfeited deposits if lots are not purchased	$27,734	$27,734

Note 13—Subsequent Events

No events have occurred subsequent to March 31, 2013, other than that listed below, that have required recognition or disclosure in the Company’s financial statements.

On April 9, 2013, the Company filed a Form S-1 Registration Statement in connection with a contemplated initial public offering of shares of its Class A Common Stock by the Company and a selling stockholder. The S-1 Registration Statement also describes, among other things, a proposed recapitalization of the Company’s capital stock.